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REGISTRANT'S NAME Marubeni Corp

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NOV 24 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 00616 FISCAL YEAR 3-31-08

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DATE: 11/20/08

82-616

ANNUAL REPORT 2008

For the fiscal year ended March 31, 2008

Marubeni CORPORATION

RECEIVED
2008 NOV 18 P 3:17

ARS
3-31-08

Beyond your expectations .... **Marubeni**


SG2009

150th Anniversary

Contents

Disclaimer Regarding Forward-Looking Statements

This report contains forward-looking statements about the performance and management plans of Marubeni Corporation and its Group companies based on management's assumptions in light of current information. The following factors may therefore influence actual results: consumer trends in Japan and in major global markets, private capital expenditure, currency fluctuations, notably against the U.S. dollar, materials price changes and political turmoil in certain countries and regions.

To Our Stakeholders



Building upon Its History and Legacy: The Marubeni Management Philosophy



"Benchu," a drapery shop established in Osaka by Chubei Itoh, the founder of Marubeni

The Marubeni Shoten Building served as the Company's head office soon after World War II

The Marubeni Building, which houses the Tokyo Head Office today

The Marubeni Management Philosophy (revised 2008)

In accordance with the spirit grounded in "Fairness, Innovation and Harmony," Marubeni Group is proudly committed to contribute to social and economic development and to safeguard global environment by conducting fair and upright corporate activities.

Marubeni's Company Creed (formulated in 1949)

Fairness
Act with fairness and integrity at all times.

Innovation
Pursue creativity with enterprise and initiative.

Harmony
Give and earn the respect of others through cooperation.



Marubeni's Corporate Principles (formulated in 1998)

Marubeni Corporation, as a business enterprise, will actively pursue its business interests through the exercise of fair and legal competition. As a company, Marubeni will also continue to play its part in the enlargement of the global economy while always striving to enrich the society within which it operates. In order to achieve all the elements of the aforementioned goal, Marubeni is committed to the following six basic principles of business:

1. Conduct Fair and Open Business Activities
2. Develop a Globally-Connected Company
3. Create New Value Through Business Vision
4. Respect and Encourage Individuality and Originality
5. Promote Good Corporate Governance
6. Safeguard Ecological and Cultural Diversity

Our 150th Anniversary Is Just Another Beginning...

Since its founding in 1858, Marubeni has seen a myriad of successes and hardships, today coming full circle to again embrace its founder's ethos. Passing our 150th anniversary, we have embarked on a new chapter in the story of the Marubeni Group.



Store Regulations (revised in 1908)

- Be honest and trustworthy
- Don't chase easy money
- Work harmoniously together, work diligently together

(Excerpts)



The Marubeni Five Principles (formulated in 1933)

- Uphold the principles of justice and fairness
- In all your endeavors, act with due courtesy and discipline
- Never stop aspiring to improve yourselves
- Always exercise modesty and frugality
- Aim to live in harmony and prosperity hand in hand with society

A look back at fiscal 2007, ended March 31, 2008, shows us a year full of harbingers of drastic change in the global economy. Including a slowdown in the U.S. economy, surges in natural resource prices, the emergence of food-supply crises and the rise of environmental problems, these developments have grown into international issues.

Against this backdrop, the Marubeni Group posted record profits for the fifth consecutive fiscal year, with consolidated net income reaching ¥147.2 billion for the fiscal year. Furthermore, the Group has attained nearly all the targets set under its "G" PLAN—a two-year management plan for fiscal 2006 and 2007 that adopted the slogan "toward further achievement." Of particular note, our consolidated net income over the plan's period totaled ¥266.6 billion, substantially outstripping our target of ¥220.0 billion.

Despite these favorable results, operating conditions surrounding trading companies are continuously growing uncertain due to the aforementioned international issues.

To boost its momentum toward achieving sustainable growth in such a cloudy environment, the Marubeni Group must keep taking on new challenges and its management and employees must persistently seek improvements and innovations in their individual operations.

This annual report is intended to serve as a tool detailing the mindset of the Marubeni Group. In the special feature section, we introduce businesses that are supporting our future growth. Elsewhere, I guide you through the Group's growth-focused initiatives under our new "SG2009" medium-term management plan. In addition, we have striven to explain in greater detail than in the past our initiatives in the areas of corporate governance, internal control, risk management and compliance. These changes in how our annual report is presented reflect the overall stepping up of effort that is fueling our drive toward sustainable growth. I strongly hope that this report will help readers understand the Marubeni Group, its current status and future.

In 2008, the Marubeni Group marked the 150th anniversary of its founding. Without the support of our stakeholders, we would not have been able to come this far. As a representative of the entire Marubeni Group, I would like to express our gratitude in this regard. Thank you. We will continue to build on our long-nurtured Marubeni traditions, adding new pages to our epoch-making history. Each and every executive and employee at Marubeni is committed to working together to be a partner to our stakeholders—a partner that always transcends their expectations. As we continue on our quest, we ask for your renewed support and understanding.

June 2008

T. Asada

TERUO ASADA, President and CEO

Review of the "G" PLAN: Marubeni Made a Leap Forward

Outline of Initiatives under the "G" PLAN

Over the fiscal 2006-2007 period, Marubeni implemented the "G" PLAN. Under this medium-term management plan, we focused on six initiatives: (1) prioritizing the allocation of management resources to strategic fields, (2) strengthening portfolio management, (3) reinforcing risk management, (4) effectively utilizing and developing human resources, (5) enhancing CSR and internal control and (6) pursuing comprehensive strengths through cross-divisional functions. The result has been solid progress toward a stronger earnings base, a sounder financial position and the formation of a profitability-focused business portfolio.

Key Financial Indicators under the "G" PLAN

Category	Indicator	Target	Result
Profitability	Consolidated Net Income	2-year total ¥220 billion	2-year total ¥266.6 billion
Profitability	Risk Return	More than 10%	FY2007 20.8%
Profitability	ROA	More than 2%	FY2007 2.92%
Stability	Shareholders' Equity	¥820 billion	As of March 31, 2008 ¥779.8 billion
Stability	Risk Assets	Approx. ¥750 billion	As of March 31, 2008 ¥708.3 billion
Stability	Consolidated Net D/E Ratio	Less than 3.0 times	As of March 31, 2008 2.57 times
Scale	Total Assets	¥5 trillion	As of March 31, 2008 ¥5.2 trillion
Investment	Investment Amount	2-year total ¥500-¥600 billion	2-year total Approx. ¥600 billion

Consolidated Net Income and Risk Return

In fiscal 2006, consolidated net income surpassed ¥100 billion, and in fiscal 2007 Marubeni posted record consolidated net income for the fifth consecutive year. In addition to this growth in profitability, the return on risk assets improved dramatically.



(Billions of Yen)
(%)
Consolidated net income
Risk return (right)
150
100
50
0
25
20
15
10
5
0
5.5
34.6
7.0
41.2
12.9
73.8
119.3
18.6
147.2
20.8
"V" PLAN result: ¥149.6 billion
"G" PLAN result: ¥266.6 billion
FY2003
FY2004
FY2005
FY2006
FY2007
"V" PLAN
"G" PLAN

Total Assets and ROA

Marubeni continued to focus on reinforcing its core competencies while aggressively investing in prime assets. As a result, we simultaneously increased the value of our assets and improved asset efficiency.



(Billions of Yen)
(%)
Total assets
ROA (right)
6,000
5,000
4,000
3,000
2,000
1,000
0
3.0
2.5
2.0
1.5
1.0
0.5
0
4,254.2
0.81
4,208.0
0.97
4,587.1
1.68
2.52
4,873.3
5,207.2
2.92
Mar 31, 2004
Mar 31, 2005
Mar 31, 2006
Mar 31, 2007
Mar 31, 2008
"V" PLAN
"G" PLAN

Prioritizing the Allocation of Management Resources to Strategic Fields

An earnings base for achieving sustainable growth has been established through the selective allocation of management resources to strategic business fields. Total investments and loans made during the two-year "G" PLAN period exceeded ¥600 billion.

"G" PLAN Targets		"G" PLAN Summary
Planned Investments and Loans: ¥500 billion to ¥600 billion		Approx. ¥600 billion
Fields in which the Group is further reinforcing its robust business platform (50%)	Energy & Natural Resource Development Overseas Independent Power Producer (IPP) Projects	¥270 billion (45%)
Fields in which the Group is further expanding and developing its solid earnings base (30%)	Food & Agri-Marine Products Pulp, Paper & Chemicals Machinery & Plant	¥210 billion (35%)
Fields in which the Group is targeting the creation of new businesses (20%)	Financial Services Environment, Healthcare and Other (new businesses)	¥120 billion (20%)

*( ) Percentage of total

Shareholders' Equity, Risk Assets and the Net D/E Ratio

Marubeni maintained the net D/E ratio at less than 3.0 times, in line with the "G" PLAN. We did not achieve the "G" PLAN target for shareholders' equity expansion, however, due to the sluggish stock market and the yen's appreciation. Nevertheless, we managed to limit risk assets to an amount covered by shareholders' equity, as stipulated under our basic risk management policy. Specifically, we maintained a risk buffer totaling ¥71.5 billion, enhancing our financial stability.


(Billions of Yen)
(Times)
1,200
1,000
800
600
400
200
0
6
5
4
3
2
1
0
□ Shareholders' equity □ Risk assets — Net D/E ratio (right)
Risk buffer: ¥71.5 billion*
5.01
4.12
2.83
2.47
2.57
393.0
625.6
443.2
584.7
663.8
572.6
745.5
642.5
779.8
708.3
Mar 31, 2004
Mar 31, 2005
Mar 31, 2006
Mar 31, 2007
Mar 31, 2008
"V" PLAN
"G" PLAN

* Risk buffer = Shareholders' equity - Risk assets

New Medium-Term Management Plan "SG2009"
~ Beyond Your Expectations ... Marubeni ~

"SG2009" Basic Principle

Under the "SG2009" Plan for fiscal 2008 and 2009, the Marubeni Group will work to further advance improvements in its earnings base and financial strength achieved under the "G" PLAN. "SG" stands for "Sustainable Growth," and under the "SG2009" Plan we will further bolster our earnings base against market fluctuations by establishing a rigorous risk management system, expanding our prime asset portfolio and pursuing higher asset efficiency, which will also improve stakeholder value and satisfaction, thereby boosting stakeholder trust. In this way, we aim to establish close ties with all stakeholders and become a partner that exceeds expectations.

With the operating environment, particularly on the global level, growing increasingly cloudy, it is imperative to maintain strict risk management and an optimal offense-defense balance. Building on these results, we will apply a comprehensive defense mechanism to realize sustainable growth.

Quantitative Targets

	"G" PLAN Results As of Mar 31, 2008	"SG2009" Targets As of Mar 31, 2010
Consolidated Net Income (2-year total)	¥266.6 billion	¥350 billion
Consolidated Net D/E Ratio	2.57 times	2.00-2.50 times
Risk Assets	¥708.3 billion	Less than total shareholders' equity
ROA	2.92%	More than 3%

By achieving the quantitative targets presented above, Marubeni will continue to expand its shareholders' equity and sustain ROE at an appropriate level.

Shareholders' Equity	¥779.8 billion	More than ¥1 trillion
ROE	19.3%	Approx. 18%

"SG2009" Initiatives

Selectively allocate management resources to strategic business fields

Investment Plan (2-year total): Approx. ¥600 billion

Fields in which the Group will accumulate assets by concentrating fund allocation from the medium- and long-term perspectives

Energy, Metal & Mineral Resources
Acquisition and development of energy, metal and mineral resources and related businesses, etc.

Overseas I(W)PP
Independent (water) power producer related businesses, etc.

Fields in which the Group will expand and develop its solid earnings base through value chain development

Distribution & Trading
Forest products, food, transportation machinery, ship, plant, etc.

Fields in which the Group will target the creation of new business models

Environment, Finance & Innovative Businesses
Environment-related businesses, insurance, leasing, innovative businesses, etc.

Advance portfolio management system	Maintain "PATRAC" as one of Marubeni's most important management indicators Sustain the portfolio unit management system More stringently follow up on "expansion" business units to further enhance growth
Reinforce and further upgrade risk management systems	Continue to adopt and further upgrade integrated risk management Enhance investment monitoring and follow-up systems Strictly apply exit rules
Enhance the quality of human resources	Utilize and promote diverse human resources Nurture managerial resources Further improve the work-life balance
Exercise the comprehensive strengths of the Marubeni Group	Increase profitability by synchronizing investment and regional strategies Take a Groupwide approach to tackling emerging markets and working with important business partners Foster cross-divisional functions Reestablish corporate brand through the development of sound corporate culture
Reinforce emphasis on CSR and environmental issues	Strictly adhere to the Company creed of "Fairness, Innovation and Harmony" Nurture better awareness of compliance, social contributions and environmental issues

* PATRAC (Profit After Tax less Risk Asset Cost) = Consolidated net income - (Risk assets × 10%), Marubeni aims to maintain PATRAC above zero and maximize it.

Dividend Policy

Marubeni is committed to maximizing corporate value and competitiveness by building up internal reserves and pursuing investment in strategic fields while delivering stable dividends to shareholders. In accordance with its basic dividend policy, Marubeni links dividends to its business results for each fiscal year and maintains a consolidated payout ratio of around 15%.

Interview with the President and CEO

New Medium-Term Management Plan "SG2009"

Q1 Having achieved almost all its "G" PLAN targets, Marubeni announced the launch of its new two-year medium-term management plan, "SG2009," in April 2008. Can you explain what "SG" means and what this plan entails?

A1 "SG" stands for "Sustainable Growth." By using this acronym we are expressing our commitment to achieving long-term steady expansion as a general trading powerhouse in the face of an ever-fluctuating global economy and other external factors, such as changes in market and forex conditions.

Under the "SG2009" Plan, Marubeni has two aims. The first, bolstering our earnings base and financial standing, builds on the success of the "G" PLAN in reinforcing these essential business foundations. The second, ensuring that we are able to maintain a steady course of growth into the future, is intended to secure stable prosperity in the long term. Although we will continue to advance in the direction set out under the "G" PLAN, the "SG2009" Plan features four new initiatives.

Number one: To maintain both an aggressive investment stance and financial robustness. Specifically, we will invest approximately ¥600 billion over the two-year "SG2009" period. This amount is equivalent to that invested in line with the "G" PLAN strategies for switching from defense to offense.

Number two: To further improve capital and asset efficiency. We have reached only the threshold of real growth. The new plan focuses on return to shareholders, which necessarily dictates our ROE target. This focus, coupled with an emphasis on maximizing ROA, distinguishes the "SG2009" Plan from all previous plans.

Number three: To concentrate investment in strategic business fields. Our business restructuring thus far has focused on "selection." Now focusing on "concentration," we are ratcheting up operations across the board, not only in new areas but in our traditional areas of strength.

Number four: To be effective in addressing global economic trends. Currently, around 70% of our profits are made overseas. Therefore, we must continually review our regional strategies, making adjustments as necessary. Accordingly, we will accelerate our efforts in the rapidly expanding economies of the BRICs, ASEAN, the Middle East and the Americas.

These initiatives will guide the Marubeni Group's sustained long-term growth. Amid an uncertain operating environment, we are determined to become a truly competitive and flexible corporate group capable of meeting all challenges and transcending stakeholders' expectations.



Having achieved almost all its "G" PLAN targets, Marubeni is now forging ahead under its new "SG2009" Plan.

Counteracting Changes in Economic Conditions

Q2 Worldwide, economic conditions are worsening. How do you view these conditions and how will they affect Marubeni?

A2 Our close observation of trends in the economies of the United States and emerging markets, natural resource prices, and the value of the yen indicates that the global economy is on the verge of drastic change.

Some experts point out that the U.S. economy is likely facing a period of stagnation, a situation that will lead to economic deceleration worldwide. On the other hand, emerging countries are seeing continued expansion in domestic demand, which makes a severe slowdown in these countries improbable. In the second half of 2008, we expect to see positive results from fiscal and monetary policies implemented by the U.S. government, which, in turn, should avert global recession.

The Marubeni Group, which derives approximately 70% of its profits from overseas operations, of course wants to see sustained stable growth around the globe. However, it should be noted that most of our overseas profits are from operations in resource-supplying and rapidly growing emerging countries. In the United States, our primary profit generators are in such extremely robust industries as agrochemicals and grain. Our business approach has thus enabled us to effectively limit the adverse effects of economic contraction in advanced nations on our performance. In emerging countries, where human resources are abundant, we expect continued strong demand for natural resources and infrastructure development. These circumstances are likely to cause the prices of natural resources, energy and such primary commodities as grain and pulp to remain high, at least for the short term. Overall, conditions are favorable for our core businesses to remain profitable.

The new "SG2009" Plan calls for us to effectively address global economic trends and thereby ensure a truly competitive and flexible earnings base that can withstand changes in operating conditions. In light of current conditions and incorporating the probable effects of partial deceleration, we have conservatively estimated that the global economy will grow approximately 3.3% in 2008. This conservative estimate has affected our projections for individual divisions, which are now expected to easily achieve their targets.

Growth Rate by Geographic Region

(%)

	2005 (Results)	2006 (Results)	2007 (Results)	2008 (Estimates)
The United States	3.1	2.9	2.2	0.6
Eurozone	1.6	2.8	2.6	1.3
Asia (with China)	9.0	9.6	9.7	7.7
(China alone)	10.4	11.1	11.4	9.9
Japan	2.4	2.4	1.4	0.8
Central and South America	4.6	5.5	5.6	3.8
Global	4.4	5.0	4.9	3.3

*2008 estimates have been prepared by Marubeni Research Institute and results are as of the beginning of April 2008. Figures for Japan are presented on a fiscal-year basis.

Accelerating toward Sustainable Growth

Q3 Currently, as Marubeni's core revenues and earnings driver, resource-related operations contribute about 40% of consolidated net income. Do you plan to alter the Group's earnings structure to ensure sustainable growth?

A3 One of our sources of competitiveness is our ability to maintain a balanced portfolio of resource and non-resource operations that is unaffected by market shifts.

During the period covered by the "V" PLAN and "G" PLAN, soaring natural resource prices drove resource-related revenue and earnings growth. This earnings structure will remain unchanged under the "SG2009" Plan. However, a closer look at our profit structure reveals that resource-related activities as a ratio of net income in fiscal 2005, 2006 and 2007 amounted to 58%, 47% and 41%, respectively, a definite decline. This downward trend can be attributed to the fact that in non-resource fields where we are traditionally competitive, including agri-marine products and pulp and paper, as well as in the independent power producer (IPP)-related industrial machinery, transportation, plant and shipbuilding fields, we have achieved earnings expansion that has outstripped that of resource-related operations.

We have set a limited target for resource-related earnings growth under the "SG2009" Plan. This means that during the new plan's term, operations in the aforementioned mainstay non-resource fields will drive earnings expansion. At the same time, we expect some upturn in earnings from resource-related operations in line with conservative projections of market conditions. Factoring in a temporary upturn attributable to inflation in natural resource prices, we expect "SG2009" consolidated net income to break down as follows: 40% from energy and natural resource development; 20% from materials-related operations; 20% from industrial machinery-related operations; and 20% from lifestyle-related and other operations. I am proud to say that Marubeni has successfully built an optimally balanced earnings structure and acquired the stamina needed to ensure sustainable growth even if natural resource prices should enter an adjustment phase.

Marubeni's Post-"V" PLAN Profit Structure

Substantial growth in fields other than natural resource development
Ratio of net income from energy and natural resource development to Marubeni's net income decreased to 41% in fiscal 2007.


(Billions of yen)
200
150
100
50
0
(%)
80
60
40
20
0
42
62
58
47
41
FY2003
FY2004
FY2005
FY2006
FY2007
"V" PLAN
"G" PLAN
Ratio of net income from energy and natural resource development (right)
Net income from other sources
Net income from energy and natural resource development



Investments under the "G" PLAN and "SG2009" Plan

Q4 **The Marubeni Group invested a total of ¥600 billion under the two-year "G" PLAN. Earlier, you mentioned investing an equivalent amount under the "SG2009" Plan. What are the Group's investment allocations and targets?**

A4 **To ensure sustainable growth at a time when the global economy is on the verge of drastic change, we will further reinforce risk management while pursuing an aggressive yet meticulous investment policy.**

Under the two-year "G" PLAN, Marubeni's investments totaled approximately ¥600 billion. I am pleased to say that our policy of aggressive investment concentrated in strategic business fields enabled us to establish a firm earnings base for achieving sustainable growth in fiscal 2008 and beyond.

New Investments — An earnings base for achieving sustainable growth has been established through the selective allocation of management resources to strategic business fields. Total investments and loans made during the two-year "G" PLAN period exceeded ¥600 billion.

"G" PLAN Target		" G" PLAN Summary	
Planned Investments and Loans: ¥500 billion to ¥600 billion		Total Investments and Loans: Approx. ¥600 billion	
Fields in which the Group is further reinforcing its robust business platform (50%)	Energy & Natural Resource Development	¥270 billion (45%)	Participation in uranium project (Kazakhstan), acquisition and development of coal mine (Australia), participation in LNG project (Peru), participation in oil refinery project (Qatar), development of LNG project (Equatorial Guinea)
	Overseas Independent Power Producer (IPP) Projects		I(W)PP projects (Qatar, UAE, the Philippines, Indonesia, Taiwan), integrated utilities (the Caribbean)
Fields in which the Group is further expanding and developing its solid earnings base (30%)	Foods & Agri-Marine Products	¥210 billion (35%)	Investment in food retailing business (Daiei), bakery business (China)
	Pulp, Paper & Chemicals		Containerboard manufacturer (China), wood chip producer (Brazil), paper distributor (U.S.A.)
	Machinery & Plant		Water utility business (Chile), loan arrangements to PDVSA (Venezuela), construction machinery distributorship (Russia, Vietnam, the Philippines, Mexico), Automobile distributorship (Australia, U.S.A.)
Fields in which the Group is targeting the creation of new businesses (20%)	Financial Services	¥120 billion (20%)	Automobile leasing business (U.S.A.), machinery leasing business (U.S.A.), freight railcar leasing business (U.S.A.), trailer leasing business (Canada), real estate complex development
	Environment, Healthcare and Other (New Businesses)		Biomass power producer business (U.S.A.), solar energy business

*( ) Percentage of total

As mentioned, to ensure sustainable growth amid an increasingly uncertain operating environment, over the two-year period of the "SG2009" Plan we plan to invest an amount equivalent to that invested under the "G" PLAN. Of this amount, a combined total of approximately ¥300 billion will go to energy and natural resource development as well as overseas IPP and independent water and power producer (IWPP) projects, with the remainder channeled into Marubeni's traditional areas of strength and such new fields as environment-related, insurance and leasing businesses.

Energy and natural resource development and overseas I(W)PP remain Marubeni's two priority fields. In energy and natural resource development, due to the danger of inflation-linked rises in procurement costs, we will increase our vigilance when screening projects and strictly adhere to our investment criteria and product strategies. In particular, we will promote activities related to competitive products, such as copper, uranium and liquid natural gas (LNG), while focusing on existing as well as new petroleum and gas E&P* projects. In short, we aim to optimize our business portfolio in terms of product and regional mix. Among the Group's most recent discoveries are oil and gas in the North Sea and a deepwater crude oil reserve in the Gulf of Mexico, both announced in early 2008. Also, in April 2008, we entered into an agreement regarding participation in large-scale copper mine development projects in Chile, where total reserves and resources are estimated to exceed 1,900 million metric tons. These recent achievements have enormous potential to show profitability in the next three to four years.

In overseas I(W)PP, we will step up our market penetration of such advanced nations as the United States, augmenting our portfolio's lineup of competitive development projects in the Middle East and Asia and improving its geographical diversity. As always, we will continue to actively accumulate prime I(W)PP assets.

*Exploration and production

"SG2009" Initiatives — Further concentrate on core competencies and allocate management resources to strategic business fields from the medium- and long-term perspectives.

Selective Allocation of Management Resources to Strategic Business Fields

Investment Plan (2-year total): Approx. ¥600 billion

Fields in which the Group will accumulate assets by concentrating fund allocation from the medium- and long-term perspectives

Energy, Metal & Mineral Resources	Acquisition and development of energy, metal and mineral resources and related businesses, etc.
Overseas I(W)PP	Overseas I(W)PP related businesses, etc.

Fields in which the Group will expand and develop its solid earnings base through value chain development

Distribution & Trading	Forest products, food, transportation machinery, ship, plant, etc.

Fields in which the Group will target the creation of new business models

Environment, Finance & Innovative Businesses	Environment-related businesses, insurance, leasing, innovative businesses, etc.



Strengthening Financial Stamina

Q5 Marubeni still has a higher net D/E ratio than its rivals. Can you tell us your thoughts on an appropriate level of leveraging and the "SG2009" Plan's ROA target, which remains effective over the medium to long term?

A5 At present, we are actively working to improve our net D/E ratio. With regard to ROA, we will continue to upgrade asset efficiency through stringent selection and concentration aimed at optimizing our asset portfolio.

To ensure that we retain our dynamism as a general trading house, I admit that we will have to employ a certain degree of leveraging in our financing activities. In line with the conviction that the Marubeni Group still has room for further growth, we plan to pursue aggressive investment under the "SG2009" Plan. In the short term, such investment is expected to result in negative free cash flows. At the same time, we will work to increase retained earnings and thereby expand shareholders' equity with the aim of gradually bringing down our net D/E ratio to the range of between 2.5 and 2.0 times. Simultaneously, we will strive to limit risk assets to an amount covered by shareholders' equity to ensure financial soundness. Going forward, we will keep building up our prime asset portfolio while maintaining an appropriate risk buffer.*

*Risk buffer = Shareholder's equity - Risk assets

Shareholders' Equity and Net D/E Ratio Kept the ratio in the target range of between two and three times despite rising net interest-bearing debt due to higher investments and loans made during the two-year "G" PLAN period that exceeded ¥600 billion.


(Billions of yen)
800
700
600
500
400
300
200
100
0
(Times)
6
5
4
3
2
1
0
5.01
4.12
393.0
443.2
663.8
745.5
779.8
"G" PLAN target for net D/E ratio: More than 2.0 and less than 3.0 times
2.83
2.47
2.57
Mar 31, 2004
Mar 31, 2005
Mar 31, 2006
Mar 31, 2007
Mar 31, 2008
Net interest-bearing debt (Billions of yen)
1,969
1,824
1,876
1,843
2,002
"V" PLAN
"G" PLAN
Net D/E ratio (right)
Shareholders' equity



Our ROA showed a significant improvement during the two-year "G" PLAN period. Behind this improvement was an aggressive investment policy toward strategic fields that focused on expanding prime assets while streamlining those deemed inefficient and less profitable. As a result, Marubeni's ROA, which was 1.68% as of March 31, 2006, grew substantially to a record 2.92% as of March 31, 2008. In other words, we have almost reached our "SG2009" ROA target of "3.0% or more." The conclusion that we can draw from this achievement is that the goal of 3.0% should serve only as a minimum target and that this minimum should apply only for the duration of the plan. Going forward, we should be constantly setting new ROA records over the medium to long term. Over the "SG2009" Plan's term, while accelerating the allocation of management resources to competitive businesses and fields with high growth potential, we will continue to exercise comprehensive portfolio management aimed at steadily increasing the value and efficiency of the assets we hold.

Total Assets and ROA Targets were achieved for both total assets and ROA in line with asset enhancement and the improvement of asset efficiency and profitability due to aggressive investments in strategic fields.


(Billions of yen)
(%)
5,500
5,000
4,500
4,000
3,500
0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
"G" PLAN target for total assets: ¥5 trillion
"G" PLAN target for ROA: 2% or more
4,254.2
4,208.0
4,587.1
4,873.3
5,207.2
0.18
0.97
1.68
2.52
2.92
Mar 31, 2004
Mar 31, 2005
Mar 31, 2006
Mar 31, 2007
Mar 31, 2008
"V" PLAN
"G" PLAN
ROA (right)
Total assets

Increasing CSR Focus

Q6 **The "SG2009" Plan calls for reinforced emphasis on CSR to add momentum toward achieving sustainable growth. Can you explain Marubeni's approach to CSR?**

A6 **The promotion of CSR is an essential component of our quest to attain sustainable growth. Our awareness of its importance underpins our efforts to accelerate CSR activities.**

The Marubeni Group is bolstering its CSR activities in a variety of areas, including corporate governance, compliance, human rights, employment, social contribution, the environment and information disclosure. In carrying out its CSR activities, Marubeni is in fact enhancing the stability, soundness and strengths of its management systems. Moreover, CSR activities provide a means by which we can earn the respect of society as a good corporate citizen and develop in harmonious coexistence with the communities we serve. I am, therefore, convinced that the proactive promotion of CSR is essential to the Marubeni Group's corporate activities.

The Group's CSR activities are detailed in its CSR report,* which is published every year. As part of its CSR activities in fiscal 2007, Marubeni took further steps to strengthen its compliance structure and expand its social contribution activities.

CSR is an integral component of Marubeni's overall business activities and facilitates the growth of the Group's operating domains. For example, we actively promote businesses that contribute to environmental protection through operations involving such new energy fields as biomass ethanol, bio-diesel and wind- and solar-power generation. In addition, we are constantly expanding the scope of our recycling operations, which handle such items as wastepaper, plastic bottles, personal computers and uniforms. Moreover, Marubeni is a major player in the CO_2 emissions credit field comprising clean development mechanism (CDM) and other joint projects under the Kyoto mechanism and emissions credit trading in addition to afforestation.

In emissions credit trading, which involves projects related to chlorofluorocarbon decomposition, water- and wind-power generation and waste heat recovery, Marubeni is in the process of securing a gross trading volume of 70 million tons. In each of these project fields, we hold a leading position among Japanese trading houses. Also in the afforestation business, Marubeni has secured a total of approximately 390,000 hectares—an area nearly twice the size of the Tokyo Metropolitan area—in Indonesia, Australia, Brazil and other countries that it is maintaining as sustainable forestland.

*Please refer to the Company's website for a copy of its CSR report.
http://www.marubeni.com/csr/index/html



Valuing Contributions from Shareholders

Q7 **Marubeni announced a basic dividend policy of targeting a payout ratio of 15% from fiscal 2007. In addition, the "SG2009" Plan introduced Marubeni's first explicitly stated ROE target. How did the Company arrive at these targets and what is its policy toward the distribution of profits to shareholders?**

A7 **Aiming for higher capital efficiency under the "SG2009" Plan, Marubeni is promoting corporate management that values contributions from shareholders. To this end we are placing particular emphasis on ensuring stable returns to shareholders.**

Under the "SG2009" Plan, Marubeni has set performance indicator targets for consolidated net income, the D/E ratio, risk assets and ROA. Upon the successful achievement of these targets, shareholders' equity is expected to pass the ¥1 trillion mark for the first time. Having also set a target for ROE—a new performance indicator for Marubeni—we are promoting corporate management that more significantly values shareholders' contributions and that enables us to create additional value for them. We aim to accomplish the aforementioned targets and thereby maintain ROE at around 18%.

At the same time, we are continuing to increase retained earnings through efforts aimed at achieving sustainable growth, and these funds are being channeled into priority business fields. These initiatives will empower us to maximize competitiveness and contribute to improved corporate value. Improvements in corporate value will, in turn, be reflected by increases in the valuation of our stock. In this way, Marubeni is striving to fulfill its responsibility to enhance shareholder value and ensure stable returns to shareholders. In line with our basic dividend policy, we link dividends to our business results for each fiscal year and endeavor to maintain a consolidated payout ratio of around 15%.

At the beginning of fiscal 2007, Marubeni announced an annual cash dividend forecast of ¥12 per share. Based on the Group's excellent results and the persistent trend toward growth in profitability, Marubeni has decided to instead pay a cash dividend of ¥13 per share for fiscal 2007, an increase of ¥3 compared with the previous fiscal year. In fiscal 2008, Marubeni plans to continue in its policy of ensuring stable shareholder returns and, accordingly, pay an annual cash dividend of ¥14, an increase of ¥1 year on year.



Aiming to achieve all its "SG2009" targets, the Marubeni Group is bolstering management in order to create exceptional shareholder value.

Special Feature: Pillars Supporting Future Growth

During the five-year period the "V" PLAN and "G" PLAN were in force, the Marubeni Group reinforced its earnings base and financial position. Continuing on this path under its new "SG2009" Plan, Marubeni aims to take another leap forward as a partner that transcends the expectations of all stakeholders.

In the following special feature section, we introduce some major projects undertaken during the "G" PLAN period. Including projects related to overseas IPP, coal mining interests and the emissions credit business, these projects are fueling our drive toward sustainable growth.



Overseas IPP: Harnessing Our Unrivalled Competitive Advantage

Business Environment

Fueled by the sharp rise in oil resource prices over the past several years, the global IPP market, including IWPP projects, has continued to gather steam, particularly in the Middle East. Looking ahead, this momentum is expected to continue well into the future. The active market situation has extended to the Southeast Asian region. In recent years, certain countries, including Thailand and Indonesia, have benefited from a pickup in new projects, sparking signs of a recovery from the region's financial crisis. This surge in activity has included the privatization of existing assets and is anticipated to further reenergize the market. In the United States, both private- and public-sector concerns have begun to reexamine the potential of nuclear power as a long-term stable and clean energy source. After a three-decade-long hiatus, plans for the construction of new nuclear power generation facilities are being set in motion. As a result, this market is attracting considerable forward-looking interest, as are efforts by current owners to convert and augment existing assets.

Overseas IPP Projects

○Gas ○Coal ●Oil ●Diesel ●Asphalt/Refinery Gas ○Hydro ●Geothermal ●Wind ●Biomass, etc. ○Consolidation


SMARTESTENERGY U.K. (1,083MW)
MARMARA EREGLISI Turkey (480MW)
RADES Tunisia (471MW)
TAPAL Pakistan (126MW)
RABIGH Saudi Arabia (600MW)
MESAIEED Qatar (2,000MW)
TAWEELAH B UAE (2,000MW)
TAWEELAH A2 UAE (710MW)
FUJAIRAH II UAE (2,000MW)
EVER POWER Taiwan (960MW)
PPN India (347MW)
BANG BO Thailand (350MW)
PAGBILAO Philippines (735MW)
CIREBON Indonesia (660MW)
ICHON Korea (250MW)
YOSU Korea (Steam only)
YONGDUK Korea (40MW)
GANGWON Korea (98MW)
SAN ROQUE Philippines (345MW)
SUAL Philippines (1,218MW)
ILIJAN Philippines (1,251MW)
MINDANAO I Philippines (47MW)
MINDANAO II Philippines (48MW)
MILLMERRAN Australia (840MW)
SMITHFIELD Australia (162MW)
PDCC
FAIRHAVEN
MSE (Marubeni Sustainable Energy, Inc.)
7 assets in U.S.A. (74MW)
OAK CREEK U.S.A. (35MW)
CEDAR BAY U.S.A. (250MW)
WHITEFIELD
HEMPHILL
KINGS PLAZA
NFL FILM STUDIO
UNIV. OF ARTS
GBPC Bahamas (151MW)
JPS Jamaica (621MW)
MIRAVALLES Costa Rica (27MW)
CUC Curacao (167MW)
POWER GEN Trinidad and Tobago (1,365MW)
Total power generation
19,511MW
(Marubeni: share 6,586MW)
Achievements under the "G" PLAN
Total capacity added: 4,273MW

(As of March 31, 2008)

An Unrivalled Track Record in the IPP Business

The IPP business plays a significant role in the supply of electric power, a fundamental element of basic infrastructure. Except in certain leading industrialized countries and regions, notably the United States, Europe and Australia, IPPs generally supply electric power under long-term sales agreements. IPP projects thus offer reliable sources of long-term and stable profit. At the same time, long-term electricity sales and fuel supply agreements help minimize the impact of diverse business risks. For more than four decades, Marubeni has been supplying power generating facilities and constructing power plants worldwide. The Company has a particularly strong presence in Asia.

Marubeni has established regional sales bases in many locations worldwide and is building up an impressive track record utilizing varied and diverse financing techniques negotiated with financial institutions both in Japan and overseas. In addition, the Company takes a proactive posture in contract negotiations with business partners, which has allowed it to steadily establish a robust platform built on power plant construction as well as business development and management. Backed by this extensive regional sales base, its ability to arrange financing and its capabilities in business development and management, Marubeni is well positioned to address all manner of risk associated with power businesses. Further demonstrating its position of overall strength, Marubeni is the leading IPP player among Japanese firms.

Recognized the world over for its new IPP investments in projects in the Middle East, the Philippines and Caribbean nations, as well as for its project coordination, business development and project finance activities, Marubeni was selected as the 2007 global "Sponsor of the Year" by *Project Finance International* magazine.

Toward Greater Earnings Structure Stability and Growth

Prior to the implementation of the "G" PLAN, Marubeni's IPP asset portfolio was largely concentrated in Southeast Asia and Oceania with few assets held in the Middle East or the Americas. Under the plan, however, the Company successfully undertook new investments across a wide swath of continents and regions. Reflecting its efforts to expand the scope of its integrated power businesses, Marubeni today boasts a balanced portfolio. In addition to large-scale IPP and IWPP projects in Rabigh, Taweelah, Mesaieed and Fujairah and assets in the Caribbean, roughly 40% of the Company's overseas power assets lie in Southeast Asia and Oceania, 40% in Southwest Asia, the Middle East, Europe and Africa and 20% in the Americas. Looking ahead, Marubeni's foray into overseas integrated power businesses will prove the springboard for its retail power sales activities.

With total power generation of between 10,000MW and 11,000MW recognized as a benchmark indicating a leading global IPP player, Marubeni will continue to build its portfolio while focusing on further improving geographic asset distribution. To this end, the Company will ramp up operations in the United States, a nation that boasts minimal country risk as the world's largest market, while more aggressively participating in nuclear power generation. With regard to the expansion and diversification of its portfolio's fuel and geographic mix, Marubeni is building a stable earnings structure that will remain unaffected by fluctuations in individual raw fuel prices and regional economies. Moreover, by extending its operations to include downstream operations while increasing its participation in retail as well as integrated power businesses, Marubeni is enhancing its comprehensive capabilities from power generation to retail sales and thus further bolstering the stability of its earnings structure.

Trends in Marubeni's Power Generation Capacity


(MW)
8,000
6,000
4,000
2,000
0
(FY-end)
2005
2006
2007
2,313
4,221
6,586

Trends in Asset Portfolio Ratios by Geographic Segment


2.1%
0.8%
3.8%
1.4%
19.4%
40.9%
53.9%
2007
2008
41.4%
55.7%
36.3%
44.3%

□ Southeast Asia/Oceania
□ Southwest Asia/Middle East/Africa
□ The Americas
□ Europe

Acquisition of Power Generation Assets from U.S.-Based Mirant Corporation

Mirant Asia Pacific Limited (MAPL): Leading the Field as the Philippines' Largest IPP Holding Company

In December 2006, a consortium formed by Marubeni and The Tokyo Electric Power Company, Incorporated (TEPCO) reached an agreement with Mirant Corporation of the United States to acquire MAPL, the Philippines' largest IPP. Following the acquisition, MAPL changed its name to TeaM Energy Corporation (TeaM standing for Tokyo Electric and Marubeni), a 50:50 joint-venture special-purpose company.

As the Philippines' largest IPP holding company, TeaM Energy accounts for approximately 20% of the total generating capacity in the Luzon region, including Manila, the Philippine capital. Within the region, the company owns the 735MW Pagbilao coal-fired power plant and the 1,218MW Sual coal-fired power plant. It also has a 20% stake (250.2MW) in the 1,251MW Ilijan natural gas combined cycle power plant, for a total capacity of 2,203.2MW.

The vast majority of this total generated output is distributed under long-term electricity purchase and fuel supply agreements with the state-owned National Power Corporation (NPC). Surplus power (253MW) is traded on the Wholesale Electricity Spot Market or sold to regional electricity distribution companies under negotiated agreements.

Marubeni has positioned the overseas power business as a key strategic field and is working to augment its global asset portfolio to ensure a consistently robust operating platform. Through its participation in this acquisition, Marubeni is raising its profile as the Philippines' largest IPP player and is contributing to the development of essential infrastructure through power-related business investment and other activities.







1. The Sual coal-fired power plant
2. The Ilijan natural gas combined cycle power plant
3. The Pagbilao coal-fired power plant


Sual
Manila
Ilijan
Pagbilao

Outline of Power Plants Owned by TeaM Energy

Power Plant	Pagbilao	Sual	Ilijan
TeaM Energy Ownership	100%	100%	20%
Fuel	Coal	Coal	Natural gas
Output (MW)	735	1,218	1,251 (TeaM Energy's net output based on pro-rata ownership: 250)
Contract Capacity with NPC (MW)	700	1,000	1,200
Contract Period	To 2025	To 2024	To 2022
Sale of Surplus Power	Electricity generated in excess of the amount sold to NPC is sold to other customers		

Mirant Caribbean Holdings, Ltd.: Participating in the Integrated Power Related Business

In August 2007, Marubeni acquired Mirant Caribbean Holdings, Ltd. (MCH) from U.S.-based Mirant Corporation. This acquisition, made through a competitive auction process, has gained Marubeni power-related business interests throughout the Caribbean.

Since 2002, Marubeni has built substantial know-how in the electric power retail and wholesale businesses worldwide. In acquiring MCH, Marubeni has secured controlling interests in two integrated utilities on the island of Grand Bahama and in Jamaica, a new step in its power-related business activities, in addition to IPP interests in Trinidad and Tobago, and Curacao in the Netherlands Antilles. Thus, Marubeni's presence in power transmission and distribution and its power sector asset portfolio have been enhanced.

In many places, the integrated power-related business is strictly regulated and, with only a handful of licensed providers supplying the market, it offers significant operating stability. Also, because integrated power-related businesses can pass on fuel- and exchange rate-linked cost increases to the end user, utility interests represent a source of long-term asset stability.

Thus far, Marubeni has primarily channeled its power-related business investment into Asia and the Middle East. This acquisition increases our portfolio's global reach. With an exclusive or dominant market share in a many nations, our interests through MCH are an efficient and stable source of power and position us well to contribute to economic development. Building on this investment, Marubeni plans to expand its presence in the Caribbean and operations across peripheral industries, regions and business domains.


1


2


3

1. Assets in Jamaica
2. Assets on the island of Grand Bahama
3. Assets in Trinidad and Tobago


Bahamas
Jamaica
Curacao
Trinidad and Tobago

Outline of Power Businesses Owned by MCH

Country	Jamaica	Bahamas	Trinidad and Tobago	Netherlands Antilles (Curacao)
MCPH's Share*	80%	55.4%	39.0%	25.5%
Type of Business	Integrated utility	Integrated utility	IPP	IWPP, Steam supply
Output (MW)	621 (497**)	151 (84**)	1,365 (532**)	167 (43**)
License or Contract Period	To 2021	To 2054 (A portion to 2018)	To 2037 (A portion to 2009)	To 2019
No. of Employees	1,582	195	432	80

*MCPH: Marubeni Caribbean Power Holdings, Inc. The purchase of equity shares of MCH was completed by MCPH, a wholly owned subsidiary of Marubeni.
**Figures in parentheses represent MCPH's share of total output.

Coal Mining Interests: Proactive Investments Accelerate Growth

Business Environment

Against a backdrop of global growth in crude steel production and expanding electricity demand triggered by increased activity in Brazil, Russia, India and China (the BRICs), demand for coal has been climbing dramatically. Coal prices reached record levels in 2005 and, despite a brief price decline thereafter, rose once again to new record levels in 2008. The global crude steel production volume rose to just over 1.3 billion tons in 2007, a 7.5% increase compared with the previous fiscal period, with the BRICs exhibiting remarkable growth.

Meanwhile, crude steel production volume in Japan edged up 3.4% year on year to 120.2 million tons, breaking the 34-year-old record of 119.3 million tons set in 1973. In addition, with electricity demand in China surging and a worldwide shift to coal on the back of sharply rising crude oil prices, coal demand from electric power utilities is steadily rising.

Increasing Our Coal Mining Interests in Australia

In September 2007, through Marubeni Coal Pty. Ltd. we acquired a 33.33% stake in Queensland Coal Mine Management (QCMM), which owns 70% interests in both the Jellinbah East Coal Mine and the Lake Vermont Coal Mine. Thus, along with existing equity held, we now have shares of 38.33% and 33.33%, respectively, in the aforementioned mines, making us the largest shareholder in either mine. This is our largest investment yet in the coal business. Since starting up in 1989, the Jellinbah East Coal Mine has pioneered low-volatile PCI* coal mining, producing between 4.0 and 5.0 million tons of primarily PCI coal annually. In addition, the Lake Vermont Coal Mine, which began open cut mining in 2009, is expected to eventually produce 4.0 million tons of coking coal a year.

Demand for PCI coal is likely to increase along with rising global crude steel production and innovations in blast furnace technology. Given the global shortage in the high-quality coking coal supply, we have high hopes for these two mines. Eyeing increasing demand in the BRICs and rising resource nationalism, we are aggressively expanding our supply base to help ensure coal supply stability. Because the QCMM acquisition will make the Company Japan's largest supplier of PCI coal, Marubeni has instituted a more proactive sales system. Moving forward, Marubeni will take an active role in managing both coal mines, such as by increasing production, to meet the vigorous demand for coking and PCI coals.

*PCI coal: Pulverized coal injection coal, a coal that is directly injected into blast furnaces in a pulverized state. As a substitute for higher priced coke, it helps improve cost efficiency.


1
2

1. Jellinbah East
2. Lake Vermont area

Outline of Holdings

Name	Jellinbah East Coal Mine	Lake Vermont Coal Mine
Location	Queensland, Australia	Queensland, Australia
Reserves	160 million tons	93 million tons
Production Method	Open cut mining	Open cut mining
Production	Commenced in 1989	To commence in Jan - Mar 2009
Annual Production Volume	4 to 5 million tons	3 to 4 million tons
Percentage Interest	QCMM 70.0% Marubeni Corporation 15.0% Sojitz Corporation 15.0% Marubeni interest: 38.33% inclusive of QCMM interest	QCMM 70.00% Marubeni Corporation 10.00% AMCI 10.00% Sojitz Corporation 10.00% Marubeni interest: 33.33% inclusive of QCMM interest

Contributing to a Balanced Metals and Mineral Resources Portfolio

Marubeni owns a number of coal interests in Australia, and, as a result of its September 2007 acquisition of shares in QCMM, the Company's equity coal production (the annual production capacity of coal holdings) amounted to 6.0 million tons, up from 3.0 million tons in the previous fiscal period. This had a strengthening effect on the balance of our coal portfolio while helping to reinforce the three pillars of our Metals & Mineral Resources Division: aluminum, non-ferrous metals and coal.

Marubeni sells approximately 15.0 million tons of coal per year, primarily in Japan. The Company holds an advantage over competitors in low-volatile PCI coal, which is seeing increasing demand as the injection of PCI coal enhances the cost-efficient operation of blast furnaces. Marubeni's PCI coal holdings in Australia support its number one performance track record among trading companies. As for sales, Marubeni has supply sources not only in Australia but also in various regions throughout the world and is further solidifying its position. Marubeni also holds stable interests in coking and thermal coal.

Toward a Comprehensive Coal Business

Under the "G" PLAN, Marubeni has invested heavily in the coal business and has become involved in new energy fields, designating these two areas core business targets. With the acquisition of QCMM, Marubeni has established a robust foundation for its coal business in Queensland, Australia. We also acquired shares of Resource Pacific Holdings Ltd. in New South Wales, thereby establishing platforms for the coal business in two Australian states. In new energy fields, Marubeni has begun providing emission credits to coal consumers, taken part in clean development mechanism (CDM) projects and, in partnership with Linc Energy Ltd., become active in the underground coal gasification business.

Under "SG2009," our current goal is to maximize the use of our platforms in Australia to expand business. At present, we are taking part in 10 coal mining projects in Australia through Marubeni Coal. In the years ahead, we will take steps to further strengthen operations management and to accumulate expertise in the areas of operations, technology and sales in order to develop the functions of a mining house. To improve responsiveness to rising coal demand, Marubeni seeks to increase its resource holdings and, therefore, plans to acquire further interests in greenfield concessions and step up mineral exploration. Looking ahead, Marubeni will reinforce its current coal business portfolio of production and sales with relevant operations in the renewable energy and new technology fields. Through such an approach, we ultimately aim to establish a comprehensive coal business with an international network.

Marubeni's Coal Customers by Industry (%)


■ Electric power utilities 44
□ Steel 43
□ Chemicals 8
□ Cement/ Paper manufacturers 5

Global PCI Coal Import Volume


(Thousands of tons)
50,000
40,000
30,000
20,000
10,000
0
(year) 2002 2003 2004 2005 2006 2007

Emissions Credit Business: Securing a Competitive Advantage

Business Environment

The first commitment period of the Kyoto Protocol began in 2008. While individual industries in Japan have taken steps to reduce greenhouse gas emissions, results in 2006 exceeded targets by approximately 12.4%, or 156 million tons.

The Kyoto mechanisms—which provide reduction targets and flexible ways of achieving cuts in emissions, including the use of carbon credits—will gain increasing importance in the years ahead. The Japanese government has announced that it will purchase emissions credits for approximately 20 million tons a year, or a total of 100 million tons, over the five-year first commitment period. In addition, the nation is becoming actively involved in the emissions credit business, pursuing campaigns for carbon offsets* and other measures.

In 2007, global emissions trading reached 2.7 billion tons, equivalent to 40.3 billion euros, nearly double that of the previous year. EU nations, which are required to lower emissions, hold a 70% share of the total emissions trading transaction volume.

* Carbon offsets: Excess emissions credits generated through routine energy conservation efforts that may be used as instruments to offset greenhouse gas emissions.

Taking on Challenges as a Leader in the Emissions Credit Business

In fiscal 2007, Marubeni took on a number of challenges in the emissions credit business.

Overseas, Marubeni participated in emissions credit forums in Germany, Singapore, China and the United States. In September 2007, Marubeni became the only Japanese company to join the European Climate Exchange (ECX), one of Europe's emission trading exchanges and, in March 2008, was the first Japanese company to complete a trade. As a member of the International Emissions Trading Association (IETA), the Company supports the creation of a framework for emissions credit trading and is the first Japanese company to engage in emissions credit trading with the Gazprom Group, Russia's largest gas company.

In Japan, Marubeni was an early participant in the Carbon Credit Trading Platform created by the Japan Bank for International Cooperation (JBIC) and other parties and took part in its first ever emissions trade in November 2007.

In October 2007, Marubeni agreed to promote the joint development of greenhouse gas-reducing businesses with an organization in Kazakhstan provisionally designated by the Kyoto Protocol and in December with the University of Lampung in Indonesia.

Through these efforts, the Marubeni Group plans to procure emissions credits in excess of 70 million tons. We will continue to cooperate with global market players while keeping an eye on future emissions credit trends with the goal of attaining a 100 million ton transaction volume for Japan. In the years ahead, as one of the leading players in the global emissions credit business, Marubeni will continue to tackle the global warming problem and expand the emissions credit business.

Sample Project:
Chlorofluorocarbon Decomposition CDM Business in Zhejiang Province, China


Zhejiang Juhua Co., Ltd.
(CDM Administrator)
JMD Greenhouse Gas Reduction Co., Ltd.
Supply of plant construction funds (advance payment)
Marubeni
(Investment ratio: 43%)
Supply of technology for HFC-23 decomposition plant
JGC Corporation
(Investment ratio: 47%)
Delivery of 40 million t-CO2 CER*
Daioh Construction Co., Ltd.
(Investment ratio: 10%)

*Generates 40 million tons of t-CO_2 CER (maximum) (5.67 million t-CO_2 CER/per year multiplied by seven years) (CER: Certified emission reduction unit—Carbon credits issued to CDM projects for emissions reductions in accordance with the Kyoto mechanisms)
Purchase of total volume, excluding UNFCCC SOP-Adaptation (2%)
UNFCCC: UN Framework Convention on Climate Change

Project Development Backed by Trading House Capabilities:
An integrated system encompassing emissions credit acquisition through sales


Project Identification
JI/CDM Development, Validation
Investment, Finance
Engineering, Procurement, Construction
Operation, Maintenance
Emissions Reduction Certification Process
Marketing, Trading
Consulting

Leading Position in the Emissions Credit Business

During the term of the Japanese government's plans to purchase approximately 100 million tons in emissions credits over the first five-year commitment period, the Marubeni Group is working to secure emissions credits in excess of 70 million tons. The Company has been efficiently acquiring emissions credits via cross-divisional collaboration, not only through its team of emissions credit specialists in the FT, LT, IT & Innovative Business Division but by fully leveraging the extensive networks that it has built as a trading house in many industries through the Power Projects & Infrastructure Division, focusing on the Plant, Ship & Industrial Machinery Division and the Metals & Mineral Resources Division. Moreover, we have allocated full-time staff to follow up on and assess the status of contracted transactions to ensure the delivery of emissions credits. These activities will help us build a highly reliable emissions credit portfolio while helping to tackle the global warming problem through greenhouse gas reductions.

Marubeni is the only company in Japan to have been selected by the New Energy and Industrial Technology Development Organization (NEDO), an independent corporation commissioned by the Japanese government, to participate in the trading of emissions credits. Thus far, Marubeni has contracted for emissions credits totaling 5.81 million tons. Marubeni supplies emissions credits to Japanese customers, as well as small-lot and spot deal emissions credit trust beneficiary interests in partnership with various trust banks. With the goal of reducing greenhouse gases generated by individuals, Marubeni is supplying emissions credits for carbon offset products being promoted primarily by the Ministry of the Environment. In Japan, Marubeni supplies emissions credits at every conceivable level and occupies an important position as an emissions credit dealer.

Domestic Emissions

Japan's greenhouse gas emissions in fiscal 2006 amounted to 1,341 million t-CO_2 (up 6.4% compared to 1990). In the five-year period ending 2012, Japan must reduce these emissions to 6% below those of 1990.


Unit: 100 million tons CO2
1,360
(+7.8%)
1,341
(+6.4%)
1,261
1,185
Additional Reductions -7.0% (88 million t/y)
Forest Absorption -3.8% (48 million t/y)
Kyoto Mechanism -1.6% (20 million t/y)
1990
2005
2006
2008-2012

Rapidly Expanding the Emissions Credit Business

Marubeni entered the emissions credit business in 2004 and established an emissions credit team in 2005. Starting with chlorofluorocarbon decomposition operations with Zhejiang Juhua Co., Ltd. in China, a joint venture with JGC Corporation and Daioh Construction Co., Ltd., our emissions credit business has been expanding annually. Although its main focus thus far has been Japan, Marubeni has gained entry into Europe, expanding the scope of its activities.

The inaugural emissions credit team initially comprised two people; now this team includes 11 members. In addition, we have a full-time staff of five engaged in clean development mechanism (CDM)-related businesses within the Plant, Ship & Industrial Machinery Division. Another five members are involved in the identification, development and follow up of CDM projects in various regions of China. Accordingly, more than 20 full-time employees are engaged in the emissions credit business, which we consider one of our core businesses. Looking ahead to 2013 and beyond, we are tackling global warming while helping to define how emissions credits should function and evolve in the years ahead.

Japan's CO_2 Emissions and Marubeni's Emissions Credits


(Millions of tons)
150
120
90
60
30
0
112*
70
Japan's Monthly CO2 emissions
Total Emissions Credits in connection with Marubeni's contributions

Marubeni plans to secure emissions credits for over 70 million tons, the approximate equivalent of Japan's CO_2 emissions over a 20-day period.

* Source: "Flash Report on Greenhouse Gas Emissions in Fiscal 2006" issued by the Ministry of the Environment, Government of Japan.

Corporate Governance/CSR

Our pursuit of strong corporate governance embodies the spirit of our Company Creed, Management Philosophy and the Marubeni Corporate Principles. Working to maximize its corporate value, the Marubeni Group is constantly striving toward transparent and efficient management. CSR activities are an integral part of our endeavors to remain a formidable corporate entity. By gaining stakeholders' trust, Marubeni has established the sound business foundation required for attaining stable and sustainable growth.



Corporate Governance

Approach to Corporate Governance

Adhering closely to the Corporation Law, Marubeni is recognized as a model company in the area of corporate audit governance thanks to a control structure with a clearly defined decision-making process, business operation execution system and checks-and-balances type supervisory system.

Our Board of Directors comprises 13 directors who deliberate on corporate policy and major issues while monitoring the performance of individual directors. Each director's term of office is one year and, to increase effectiveness and enhance management transparency, two are externally appointed. Outside directors attended 15 of the 16 meetings of the Board in 2007. The Board of Corporate Auditors comprises four corporate auditors (two externally appointed) who monitor directors' execution of duties in line with auditing policies set by the Board of Corporate Auditors and the Auditing Plan. In fiscal 2007, remuneration amounted to ¥841 million for the 13 directors and ¥87 million for the four auditors.

The management control structure was reorganized in April 2008 under the Corporate Management Committee. Newly established were the Internal Control Committee, which focuses on compliance with the Corporation and the Financial Instruments and Exchange laws, and the Disclosure Committee, which researches information disclosure structural and systemic improvements. In addition, the CSR Committee and the Environment Committee integrated to become the CSR & Environment Committee.

Marubeni's Executive Officer System

Marubeni's executive officer system separates supervisory and executive functions and defines authority and responsibility. Directing and supporting the execution of duties, the system delegates executive officer authority, requiring officers directly in charge to manage their business divisions. At the monthly meetings of the Committee of Executive Officers, its 35 members announce management policies, review duty reports and share information on management and compliance. Keeping communication lines open, outside directors also attend these meetings. The term of office of executive officers is one year.

Corporate Governance Structure


General Meeting of Shareholders
Nomination and dismissal
Nomination and dismissal
Nomination and dismissal
Board of Directors
Directors
13 Directors (two outside)
Audit
Board of Corporate Auditors
Corporate Auditors
Four Corporate Auditors (two outside)
(Cooperation)
Corporate Auditor Department
Accounting audit
Independent Auditor
Nomination, dismissal and supervision
President
Corporate Management Committee
Accounting audit
Committee of Chief Operating Officers
Committee of Executive Officers
Investment and Credit Committee
Compliance Committee
Compensation Consultative Committee
CSR & Environment Committee
Internal Control Committee
Disclosure Committee
Operating Divisions
Corporate Staff Division
Domestic and Overseas Business Offices
Audit Department
Internal audit
(Business Execution System)

Members of the Board



Nobuo Katsumata
Chairman

1966 Joined Marubeni-Iida Co., Ltd.*
1996 Director, Marubeni
1999 Corporate Vice President
2001 Senior Vice President
2002 Corporate Executive Vice President, Member of the Board
2003 President and CEO
2008 Chairman



Teruo Asada
President and CEO

1972 Joined Marubeni Corporation
2002 Corporate Vice President
2004 Corporate Senior Vice President
2005 Corporate Senior Vice President, Member of the Board
2006 Corporate Executive Vice President
2008 President and CEO



Akira Matsuda
Senior Executive Vice President

1970 Joined Marubeni-Iida Co., Ltd.*
1999 Director
2002 Corporate Senior Vice President
2003 Corporate Senior Vice President, Member of the Board
2005 Corporate Executive Vice President
2007 Senior Executive Vice President



Michio Kuwahara
Senior Executive Vice President

1972 Joined Marubeni Corporation
2002 Corporate Vice President
2004 Corporate Senior Vice President
2005 Corporate Senior Vice President, Member of the Board
2006 Corporate Executive Vice President, General Manager for the Americas
2008 Senior Executive Vice President



Mamoru Sekiyama
Senior Managing Executive Officer

1974 Joined Marubeni Corporation
2002 Corporate Vice President
2005 Corporate Senior Vice President
2006 Corporate Senior Vice President, Member of the Board
2007 Corporate Executive Vice President
2008 Senior Managing Executive Officer



Masaru Funai
Senior Managing Executive Officer

1972 Joined Marubeni Corporation
2003 Corporate Vice President
2005 Corporate Senior Vice President, Member of the Board
2007 Corporate Executive Vice President
2008 Senior Managing Executive Officer



Tetsuro Sakamoto
Managing Executive Officer

1972 Joined Marubeni Corporation
2003 Corporate Vice President
2006 Corporate Senior Vice President
2007 Corporate Senior Vice President, Member of the Board
2008 Managing Executive Officer



Hideyuki Yasue
Managing Executive Officer

1973 Joined Marubeni Corporation
2005 Corporate Vice President
2007 Corporate Senior Vice President
2008 Managing Executive Officer, Member of the Board



Fumiya Kokubu
Managing Executive Officer

1975 Joined Marubeni Corporation
2005 Corporate Vice President
2008 Managing Executive Officer, Member of the Board



Toshinori Umezawa
Managing Executive Officer

1974 Joined Marubeni Corporation
2005 Corporate Vice President
2008 Managing Executive Officer, Member of the Board



Takafumi Sakishima
Managing Executive Officer

1974 Joined Marubeni Corporation
2006 Corporate Vice President
2008 Managing Executive Officer, Member of the Board

* Marubeni-Iida Co., Ltd. was renamed Marubeni Corporation in 1972



Masao Fujii**
Outside Director

1957	Appointed as an Assistant Judge
1995	Justice of Supreme Court
2002	Retired from Supreme Court
2003	Corporate Auditor, NIPPON OIL CORPORATION (current position)
2004	Professor of Law, Kyoto Sangyo University
2005	Outside Director, Member of the Board



Takaji Kunimatsu**
Outside Director

1961	Joined National Police Agency
1994	Commissioner General, National Police Agency
1997	Retired from National Police Agency
2003	Member of Crime Victims Support Fund Standing Committee, President, Medical Emergency Helicopter and Hospital Network
2005	Outside Director, Member of the Board

** Outside director as stipulated under Article 2, Item 5 of the Corporation Law of Japan

Corporate Management (As of June 20, 2008)

Members of the Board

Chairman

Nobuo Katsumata

President and CEO

Teruo Asada

Senior Executive Vice Presidents

Akira Matsuda
Advisor to the President regarding Machinery Group and Iron & Steel Strategies and Coordination Dept.; Chairman of Compensation Consultative Committee

Michio Kuwahara
COO, Regional Coordination & Administration Dept. and Research Institute; Advisor to the President regarding Living Essentials Group

Senior Managing Executive Officers

Mamoru Sekiyama
COO, Human Resources Dept., Corporate Communications Dept. and Corporate Planning & Strategy Dept.; Advisor to the President regarding Abu Dhabi Trade House Project Dept.; Chairman of Investment and Credit Committee; Chairman of CSR & Environment Committee; Chairman of Internal Control Committee

Masaru Funai
CIO; COO, Information Strategy Dept., Corporate Accounting Dept., Business Accounting Dept.-I, Business Accounting Dept.-II, Business Accounting Dept.-III and Finance Dept.; Senior Operating Officer, Audit Dept.; COO, Investor Relations; Chairman of Disclosure Committee

Managing Executive Officers

Tetsuro Sakamoto
Vice Chairman of Investment and Credit Committee; Advisor to the President regarding Supply Chain Management

Hideyuki Yasue
COO, General Affairs Dept., Risk Management Dept. and Legal Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Compliance Committee

Fumiya Kokubu
Advisor to the President regarding Energy, Metals & Mineral Resources Group

Toshinori Umezawa
Advisor to the President regarding Forest Products & Chemicals Group

Takafumi Sakishima
Advisor to the President regarding Finance, Information & Real Estate Group

Outside Directors

Masao Fujii
Takaji Kunimatsu

Corporate Auditors

Susumu Watanabe
Masanori Sasaki
Kazuto Baba
Osamu Kita

Executive Officers

Senior Managing Executive Officer

Koichi Mochizuki
Regional CEO for the Americas; President and CEO, Marubeni America Corporation

Managing Executive Officers

Norihiro Shimizu
Regional CEO for China; President, Marubeni China Co., Ltd.; General Manager, Beijing Branch

Michihiko Ota
COO, Lifestyle Div.

Executive Officers

Hisashi Sunaoshi
Deputy Regional CEO for China; President, Marubeni (Shanghai) Co., Ltd.

Kenichi Hatta
COO, Chemicals Div.

Shinji Kawai
COO, Metals & Mineral Resources Div. and Iron & Steel Strategies and Coordination Dept.

Shigemasa Sonobe
Regional CEO for Europe; Managing Director and CEO, Marubeni Europe P.L.C.

Shigeru Yamazoe
COO, Power Projects & Infrastructure Div. and Abu Dhabi Trade House Project Dept.

Takao Asahara
COO, Transportation Machinery Div.

Chihiro Shikama
Regional CEO for ASEAN; President, Marubeni Singapore Pte. Ltd.; General Manager, Singapore Branch

Tetsuya Takeshita
Regional CEO for Middle East & North Africa

Tadahiko Yamashita
COO, Real Estate Development Div.

Masahiro Enoki
General Manager, Corporate Accounting Dept.; Senior Operating Officer, Business Accounting Dept.-I, Business Accounting Dept.-II, Business Accounting Dept.-III

Yutaka Nomura
General Manager, Corporate Planning & Strategy Dept.

Hidehisa Saito
COO, FT, LT, IT & Innovative Business Div.

Mitsuru Akiyoshi
General Manager, Finance Dept.

Daisuke Okada
COO, Food Div.

Shingo Tsuda
COO, Plant, Ship & Industrial Machinery Div.

Shoichi Ikuta
Senior Operating Officer, Regional Coordination & Administration Dept.; Vice Chairman of CSR & Environment Committee

Yukichi Nakamura
COO, Forest Products Div.

Tsutomu Yamamoto
General Manager, Nagoya Branch

Keizo Torii
COO, Energy Div.

Shoji Kuwayama
Senior Operating Officer, Metals & Mineral Resources Div.

Kazuaki Tanaka
Senior Operating Officer, Energy Div.

Hidenao Yoichi
General Manager, Osaka Branch

The Roles and Functions of Outside Directors

To enhance management transparency and the effectiveness of its Board of Directors, Marubeni ratified two external appointments in June 2005. Chosen to bring new perspectives to the Company's management, one director has served as a Justice of the Supreme Court of Japan and the other as Director-General of the National Police Agency. The outside directors attend meetings of not only the Board of Directors, but also the Committee of Executive Officers to ensure familiarity with Marubeni's management style. Helping them fulfill their responsibilities, outside directors are provided with agendas and fully briefed on management issues and project execution status prior to the aforementioned meetings. Outside directors' expertise, opinions and suggestions are thus brought to bear to reinforce our corporate governance.



Masao Fujii, Outside Director

Appointed as a Justice of the Supreme Court of Japan in 1995; appointed as an outside director of Marubeni in 2005

Helping to Protect Stakeholder Value

Marubeni's External Legal Counsel initiated discussions regarding my appointment as a company director. At first, I was slightly concerned that I would not be able to apply my experience as a justice to corporate management. What compelled me to take the position, however, was learning of Marubeni's commitment to sound corporate governance.

Meetings of the Board of Directors cover a variety of agenda items, from vital management issues to individual project policies. When the Board discusses investment and loan projects based on the conclusions of the Investment and Credit or Corporate Management committees, I believe my responsibility is to provide opinions and advice from a broad perspective. I am also convinced that an outside director must, in effect, function as a control—although not directly contributing to corporate earnings, profits or value, an outside director can help the company reach its intended destination safely and efficiently, keeping it on the right track. In other words, outside directors assist corporations in crisis prevention and stakeholder value protection.



Takaji Kunimatsu, Outside Director

Appointed as Commissioner General of the National Police Agency in 1994; appointed as an outside director of Marubeni in 2005

Applying My Experience to Support Marubeni Management

I was once Director-General of the National Police Agency, which is obviously not a private-sector concern. Although the public and private sectors may be more different than alike, I can see some common features in them in terms of group management. I find that, just as in the public sector, Board meetings at Marubeni are preceded by considerable advance briefing on individual agenda items and issues.

Today's Marubeni boasts strengths and momentum gained by confronting and overcoming difficulties. I believe that Marubeni's robust performance is due to management's ability to optimally balance offense and defense. I also believe that past setbacks have contributed significantly to today's success by inspiring the Groupwide dissemination and administration of PATRAC and other corporate management systems.

I will strictly carry out the fundamental task of an outside director of providing fresh ideas and perspectives while closely observing Marubeni's progress toward its goal of optimizing the offense-defense balance.

The Roles and Functions of Outside Corporate Auditors

Marubeni maintains a four-member Board of Corporate Auditors. Of the two external appointments, one outside corporate auditor served as a non-life insurance company director and the other as a bank director. Utilizing experience they have gained in their fields, outside corporate auditors provide opinions and advice that augment the overall audit function. In fiscal 2007, the Board of Directors held 16 meetings, the Committee of Executive Officers 10 and the Board of Corporate Auditors 10, all of which were attended by the outside corporate auditors. The corporate auditors meet regularly with the President, the Audit and Accounting departments, and the Independent Auditor to discuss a wide range of issues. One outside corporate auditor is a member of the Management Remuneration Committee.

Helping to improve Marubeni's management transparency, corporate auditors, the Audit Department and the Independent Auditor work to ensure the appropriate execution of directors' duties and corporate financial standing.

Enhancing Governance through Frontline Feedback

I have been a corporate auditor at Marubeni for three years. Recent drastic changes in the auditing environment have augmented corporate auditors' responsibilities. I find my role as a corporate auditor challenging and worthwhile. Meetings with the President, Audit Department and the independent auditor are increasingly productive, and this has helped create an effective working environment. We have opportunities to receive reports on results of individual division meetings from full-time corporate auditors. I believe that this approach, which is not overly reliant on documentation while allowing access to the operational frontline, makes Marubeni's corporate-auditor system effective. It also demonstrates the Company's commitment to improving Group governance.

I am committed to actively applying my expertise to prevent problems from materializing. Contributing to Marubeni's endeavors to ensure transparent management—this is my role.



Kazuto Baba, Outside Corporate Auditor

Member of the Board and Executive Senior Managing Director, Sompo Japan Insurance Inc. (2002); President and Representative Director, Sompo Japan Commercial Line Services Inc. (2003); Corporate Auditor, Marubeni (2005)

Assisting Sound Corporate Growth through Effective Information Sharing

Since joining Marubeni in 2006, I have performed my duties with diligence and an awareness of Marubeni's high expectations for corporate auditors and the significance of the responsibility involved. Usually, it is difficult for corporate auditors to gather necessary information; however, at Marubeni there is an effective system for information sharing that promotes Groupwide cooperation. This system enables corporate auditors to clearly assess not only directors' execution of duties but Groupwide operational flows, allowing for optimal auditing.

Internal control is a key issue in today's business world. Increasingly, corporations are being required to bolster their internal structures, from essential systems through administration. I believe that internal control will continue to be a major issue in years to come and am more determined than ever to help accelerate Marubeni's sound growth by aiding in Groupwide information sharing and fulfilling my corporate-auditor responsibilities.



Osamu Kita, Outside Corporate Auditor

Managing Director, The Fuji Bank, Ltd. (now Mizuho Corporate Bank, Ltd.) (1996); President, Fujigin Capital Company (now Mizuho Capital Co., Ltd.) (1999); Corporate Auditor, Marubeni (2006)

Risk Management

In its wide-ranging business activities, Marubeni undertakes multifaceted qualitative and quantitative risk management at the micro and macro levels. At the macro level, we promote Integrated Risk Management based on quantitative methods. At the micro level, we effectively control individual projects by strengthening scenario analyses, strictly adhering to established numerical benchmarks and reinforcing monitoring systems. In confronting qualitative risks, we adopt a preventive approach at the Groupwide macro level, bolstering our corporate governance, internal control system and compliance structures. Furthermore, Marubeni makes quantitative investment assessments by applying such indicators as Internal Rate of Return (IRR) and Profit after Tax less Risk Asset Cost (PATRAC) while considering recovery periods when making investment decisions. This approach enables us to select only projects with high-yield return prospects.

Risk Management at Marubeni


Qualitative methods
Enhancing qualitative risk management in operations
MARICO PROJECT
Internal control/Compliance
Customs Clearance Supervising Committee
Trade-related security control
Constant improvement of due diligence processes for new investment and financing opportunities
Development of follow-up systems for individual projects
Credit control
Macrocontrol
Corporate governance
Microcontrol
Risk assets
Groupwide risk exposure management
Country risk management
Market risk management
PATRAC
Internal rating
Continuously reinforcing integrated risk management
Quantitative methods

Internal Control System

In its efforts to enhance corporate value while building a stable and sustainable operating platform, Marubeni has formulated its basic internal control system policy* in accordance with the Corporation Law and its implementation guidelines. This policy serves as the foundation for the Group's business activities and ensures that operations are conducted with fairness and integrity.

Responding to changes in society and with the aim of realizing a more appropriate and effective structure and system, Marubeni reviewed its basic internal control system policy in April 2008, incorporating the following four additional principles:

1. To avoid any and all contact with antisocial forces
2. To prevent the loss and leakage of information
3. To formulate a business continuity plan, and
4. To establish the Internal Control and Disclosure committees.

* For further information, please refer to the Company's Website (Japanese only) URL: www.marubeni.co.jp/company/policy/concept.html

In general, an internal control system has a number of purposes, including to increase the effectiveness and efficiency of operations, to ensure reliable financial reporting and to guarantee compliance. Marubeni's own definition of such a system takes these basic purposes into consideration and entails the construction and administration of an internal structure to prevent contingent losses. This is the concept that underlies the Marubeni Internal Control System (MARICO) PROJECT, which was launched in March 2004 to establish an effective internal control system that helps ensure the reliability of Marubeni's financial reporting.

Sophisticated Approach toward Enhancing Corporate Value

In line with the recognition of Marubeni's top management of the importance of having an effective internal control system, particularly with regard to the improvement of the reliability of financial reporting, the MARICO PROJECT was initiated. Consistent with the methodology outlined in the Sarbanes-Oxley Act of the United States, the MARICO PROJECT's implementation began with the tangible documentation of on-site business practices and identification of risks relating to financial reporting. The documentation process was completed in fiscal 2004. Following the evaluation of documents, procedures and overall controls in place, Marubeni confirmed the effectiveness of its internal control system and, accordingly, completed the process in fiscal 2005. In line with the implementation of the Financial Instruments and Exchange Law of Japan, managements of listed companies are required to assess and report the effectiveness of their companies' internal control over financial reporting from April 2008. Choosing to act before this becomes a legal requirement, Marubeni has taken proactive and voluntary steps to achieve effective internal control. Moreover, in fiscal 2005 we began voluntarily submitting letters of representation from the president, pursuant to the provisions of a new Japanese Cabinet Office ordinance. Such letters are required to contain declarations of responsible management personnel that their companies maintain effective and functioning internal control systems. Marubeni's preemptive and ongoing efforts to constantly improve its internal control system are demonstrated by these forward-looking actions on the Company's part.

Aiming for a More Comprehensive Internal Control System

In a listed company's internal control report, the management personnel responsible must report the results of their assessment of their unit's internal control system. These reports are then approved by an independent accounting auditor. With the aim of achieving a higher level of internal control, Marubeni established its Internal Control Committee in April 2008. Covering both the implementation of internal control over financial reporting and the formulation and administration of a basic policy on internal control systems compliant with the Corporation Law of Japan, this committee is taking a holistic approach to the implementation of Marubeni's internal control system.

MARICO PROJECT at a Glance


Fiscal 2004
Phase I
• Formulation of Groupwide plans
• Provision of documentation for relevant parties
Documentation completed on March 31, 2005
Fiscal 2005
Phase II
• Plan for effectiveness evaluation
• Evaluation of relevant organizations
• Organizational activities toward improvement
Overall effectiveness of internal control system evaluated
Establishing internal control over financial reporting
Meeting mandatory implementation requirements after fiscal 2008
○ Toward a more sophisticated system
○ Applying accumulated know-how to other areas

Integrated Risk Management

Marubeni has adopted a portfolio management method to prevent the overconcentration of assets in any particular country or industry that comprehensively oversees risks associated with assets across the Group. The basis of portfolio management is quantifying the risk of assets, including those held by subsidiaries, for the Group as a whole. The categories of risks associated with assets by type of exposure include country, industry, customer credit rating and projected recovery date. These risks form the basis for calculating Value at Risk (VaR), which takes into account dispersion effects and correlations. VaR is used as a primary benchmark for portfolio management. In this manner, Marubeni is promoting an Integrated Risk Management method that integrates various risk factors and monitors them as a single risk value.

In-Depth Risk Management

From early on, Marubeni has assigned scores to certain items of corporate information that it has been compiling to build a database comprising reliable quantitative credit information. Reflecting the diversity of operations that our general trading house-related core brokerage business has spawned, our risk management activities have evolved from credit control for individual accounts at the micro level to include operations and issues at the macro level. Moreover, on a consolidated basis Marubeni has increasingly used exposure analysis to tackle this ever-diversifying risk, greatly increasing the sophistication of our Integrated Risk Management approach.

Advanced Corporate Financial Indicators

By adopting a simulation system that uses an independently developed computerized statistical model, Marubeni has made it possible to grasp risk factors at a level more detailed than ever before. We calculate PATRAC* based on risk assets—a value based on the maximum decline in the value of Group assets as quantified by Integrated Risk Management. Marubeni has positioned PATRAC as one of its most important management benchmarks and uses it to screen proposals requiring approval and as a performance indicator for portfolio units. Each portfolio unit is encouraged to realign its asset portfolio as necessary so as to achieve maximum returns for a given level of risk. We aim to achieve balanced growth going forward by driving sustained growth in PATRAC, which indicates total added value after adjustment for risk.

* PATRAC (Profit after Tax less Risk Asset Cost) =
Consolidated net income - (Risk assets × 10%)

PATRAC Administration


Corporate Financial Indicator
PATRAC
Profit After Tax less Risk Asset Cost
Consolidated net income - Risk assets × 10%
Promotion of capital cost-focused management
Pursuit of appropriate returns on risk assets
Used as criteria for business and project selection to improve profitability—Set target risk return to 10% and sustain PATRAC expansion
Portfolio Management System
Classify portfolio units into PATRAC (+) and PATRAC (-) and formulate strategy for each unit
(+)
Expansion
PATRAC
(-)
For revitalization
For withdrawal
For development
Low ← Priority of management resource allocation → High
Expansion
Expand profitability through growth-focused follow-ups
For revitalization
Revitalize portfolio unit to grow into PATRAC (+)
For development
Undertake new activities to secure future profitability
For withdrawal
Withdraw from portfolio unit while minimizing losses
Portfolio units with three consecutive years of PATRAC (-) are classified "For withdrawal," including those without probability of achieving PATRAC (+) within three years.

Compliance

Compliance is not merely the observation of laws and regulations. True compliance entails fulfilling corporate social responsibilities as a good corporate citizen both by observing laws and regulations and by meeting the expectations of all stakeholders and gaining their confidence. We believe that compliance is therefore fundamental to Marubeni's existence and underlies all of its business activities. The purpose of Marubeni's compliance activities is to instill a basic understanding of compliance into both management and employees and to ensure that its business conduct adheres to high ethical standards.

Common Values of Compliance

Marubeni has established the Compliance Committee and appointed a Chief Compliance Officer responsible for the Groupwide compliance structure. Having also appointed Compliance Officers at divisions and branches as well as officers responsible for compliance at Group companies, Marubeni is working to strengthen its compliance systems, which are able to accommodate the unique nature of the compliance issues that each division and branch faces. Since the release of the first edition of the *Marubeni Group Compliance Manual*, which is distributed to officers and employees throughout the Group, Marubeni has actively worked to instill the message that "when you are faced with a choice between integrity and profit, choose integrity without hesitation." In April 2007, the manual was revised to include "The Prevention of Money Laundering" and, in April 2008, to include "Strengthening Product Safety Management." Marubeni takes steps each year to fortify compliance training programs and, in August 2007, began offering an e-Learning Training Program relating to intellectual property rights to all Group companies. At the same time, we are building compliance systems for every overseas base of operations that conform to local laws and regulations and business customs.

In addition, we have established the "Door of Courage," a compliance reporting and consultation hot line that is open to both management and employees of the Group (including temporary staff and subcontractors stationed at Group offices). By adding a female external legal counsel to the Door of Courage staff and repeatedly reminding employees of "the importance of defusing problems while they are small," the number of users of the Door of Courage has increased. According to a survey conducted in 2007 and targeted at Group companies, both management and employees at Marubeni were highly knowledgeable about the compliance hot line and the *Marubeni Group Compliance Manual*.

Organizational Diagram for the Marubeni Group Compliance System


Board of Directors
Corporate Auditors
President
Corporate Management Committee
Compliance Committee
Appointment
Chief Compliance Officer (Compliance Committee Chairman)
Reporting
Instruction
Appointment
Division/Branch Compliance Officers (Compliance Committee Members)
Administration Office (Legal Dept.)
Reporting Lines (Managerial Staff Members)
Employees
Reporting/ Consultation
Instruction/ Advice
External Legal Counsel
Individual Group Companies
Officers Responsible for Compliance at Group Companies
Compliance Reports/ Consultation Windows
Reporting Lines (Managerial Staff Members)
Employees at Individual Group Companies
Consultation/reporting through reporting lines
Consultation/reporting through alternate reporting lines
Results briefing

A Company That Places the Highest Priority on Compliance

Every year, Marubeni requires overseas operations to submit compliance plans and reviews them thoroughly. Moving forward, we will strengthen our compliance training for overseas operations based on our belief that we must create and develop a comprehensive program in order to achieve a common compliance policy, which is represented by the message "choose integrity without hesitation." Seeking to make compliance the highest priority in all its business activities, Marubeni will strengthen cooperation between the Internal Control Committee and the Disclosure Committee (both established in April 2008) and raise management transparency throughout the Group, thereby increasing its corporate value.

CSR

It is absolutely essential for a company to make efforts toward CSR in order to achieve sustainable growth. Working toward CSR enables Marubeni to coexist with society and the environment. As a result, we will be recognized by society as a responsible corporate citizen. This recognition is what enables us to realize sustainable growth.

In April 2008, Marubeni integrated the CSR Committee, which was established in 2004, with the Committee on Global Environment Preservation to form the CSR & Environment Committee chaired by Mamoru Sekiyama, a Senior Managing Executive Officer and a Member of the Board. Constantly strengthening its comprehensive CSR activities, the Marubeni Group strictly adheres to its Company Creed and the Marubeni Management Philosophy. Based on these principles, we are placing our CSR focus on the following areas.

Achieve administrative transparency by strengthening corporate governance and internal controls

Be committed to compliance and respect for human rights, which are essential for sound corporate management

Create settings to nurture people, the most valuable asset of a general trading company

Contribute to society and the protection of the global environment as a responsible corporate citizen

Promote sound management and increase corporate value

By stepping up efforts in these areas, we aim to maintain the highest ethical standards, both as a group and as individuals, and thus ensure that the Marubeni Group continues to build relationships of trust with all stakeholders.

* For further information, please download our *CSR Report*, available at the Company's Website. URL: http://www.marubeni.com/csr/reports.html

Marubeni's Relationships with Stakeholders

With operations spanning the globe, the Marubeni Group handles a myriad of products and provides a variety of services. Our activities can be loosely divided into the following three categories: (1) corporate management activities, including investment in and the implementation of various projects; (2) social responsibility activities, which involve responsible corporate conduct and social contribution; and (3) environmental preservation activities aimed at protecting the global environment. Marubeni strongly believes that achieving the optimal balance of these activities will be positively reflected in its corporate value and external evaluations of the Company and that these activities are an essential part of its endeavors aimed at becoming a corporate group capable of realizing sustainable growth and prosperity in partnership with society.

Marubeni must collaborate with its stakeholders to achieve such co-prosperity. Therefore, we work to ensure stakeholders' benefits and satisfaction and to thus win their trust. We impose no hierarchy on our stakeholders; every stakeholder is equally important to us.

Messages to Stakeholders

Shareholders	We strive to respond to changes in the business environment and to maintain stable profitability. At the same time, we try to live up to the expectations of shareholders by endeavoring to enhance corporate value that is also focused on environmental and social aspects. We also disclose corporate information in an active and fair manner.
Vendors	We aim to be a company that promotes fair and transparent dealings and which is trusted by vendors. In addition we strengthen ties with vendors to create new products and services in light customer needs.
Customers	Based on customer needs, and after taking adequate safety considerations, we develop and offer products and services that are useful for society. Further, we constantly strive to improve satisfaction and win trust by always responding sincerely to customers.
Employees	We respect the sense of values and life plan of each and every employee. We eliminate all forms of discrimination, and we create a working environment that is pleasant for all.
Local Communities, NGOs and NPOs	We aim to coexist as a member of the local communities where we do business, and we contribute to the creation of wealthy local communities. Outside Japan, we respect regional cultures and customs, and we operate in a way that contributes to local development. Moreover, we resolutely face up to anti-social forces and groups that threaten the order and safety of society.


Sustainable Growth
Coexistence
Society
Fairness
Sustainable Growth
Strategy that Balances
Three Elements
Environment
Economy
Balance
Laws, regulations, cultures, customs and ethics

Human Resources System

Marubeni's most important asset is the people who support the corporate group. We believe that improving the value of each individual will help us grow faster and contribute more effectively to society. The basic policy of our human resources system is to create a workplace where employees can fully demonstrate their capabilities and skills as well as an environment that helps maximize employee value. To this end, we have implemented various reforms in our human resources system and have enriched related development programs.

HR System Reforms

Marubeni overhauled its human resources system in April 2006. As part of this reform, we adopted a results- and assignment-based system under which employees' responsibilities and contributions to the Company are reflected in benefits received, irrespective of age or length of service. In addition, Marubeni has improved its initiatives related to childcare and nursing care from a work-life balance perspective. Initiatives include a leave system created to encourage male employees' participation in childcare and nursing care; the Family Support Leave system, which allows employees to take special leave for childcare and nursing care; and a leave system for employees with spouses working overseas. Also, Marubeni established a Senior Career Matching System to more effectively utilize its senior employees.

HR Training

Marubeni strives to nurture diverse types of business professionals, providing various in-house training programs to help employees develop useful skills while giving them a broader perspective that may be applied when coordinating internal or external business operations. The Marubeni Professional School and the Marubeni Executive School play significant roles in our HR training. The former is open to all Marubeni employees, allowing them to acquire useful business skills, while the latter targets managerial personnel who require knowledge on corporate strategies and management. Marubeni offers Innovative Management programs and other training programs that focus on specific areas of responsibility for newly appointed managers and team leaders as well as for newly appointed corporate business managers. Meanwhile, we utilize overseas training programs that enable our employees to obtain MBAs, legal credentials and foreign language skills. Furthermore, we regularly invite overseas local hires, called "national staff," to our Head Office in Tokyo to join in group workshops.



National Staff Workshop

In-House Training Programs

Marubeni Professional School

Advanced Course
- Applied marketing and corporate strategy
- Investment decisions
- Management accounting
- Frameworks for successful M&A

Basic Course
- Basic marketing and corporate strategy
- Solution practice
- Basic investment analysis
- Financial statement analysis
- Marketing in practice

Marubeni Executive School

- Workshop for next-generation managers
- Department manager training
- Corporate business management training

Other Training Programs

- Innovative Management Programs
- Training for (newly appointed) corporate business managers
- Training for newly appointed managers and team leaders
- Grade change training for managers
- Training for third-year career employees
- New employee training
- Training for non-career employees
- Training for mid-career workers
- Basic practical business knowledge training/Company certification exams
- Basic practical business knowledge: e-Learning
- Understanding USGAAP financial statements
- 3rd grade bookkeeping course
- Pre-departure training for people assigned to positions outside Japan
- Foreign language training
- General business training
- Training in specialized fields
- English and Chinese training
- Language training on business trips
- Post-retirement planning seminars
- Career management seminars

Social Contribution Activities

Marubeni has codified its commitment to serving society in its Basic Policy on Social Contribution Activities. We base our corporate social contribution (CSR) activities on an accurate understanding of our own CSR expectations, the fulfillment of which is increasingly demanded in today's international community. Under its company creed of "Fairness, Innovation and Harmony," Marubeni, as a good corporate citizen, is promoting activities in the five priority fields of social welfare, international exchange, community contribution, global environment and cultural support.

Corporate Contributions to Society

To support children's education, we have set up scholarship funds, mainly in the ASEAN region. In fiscal 2007, we marked a milestone by establishing two new educational funds in Cambodia and Laos, donating $200,000 to each fund while enhancing the already-established operations of three funds in the Philippines, Vietnam and Indonesia. Our first such fund was in the Philippines in 1989, followed by one in Vietnam in 1994 and another in Indonesia in 1999. These funds promote operations that are in accordance with the child education environment of each country. Also, we established a scholarship fund in Brazil in 2006 jointly with a subsidiary Cia. Iguacu de Café Solúvel.

Our cumulative contributions to the six scholarship funds amounts to $3,000,000 and have benefited more than 4,000 children. As a responsible member of international society, we will continue to support educational efforts worldwide.

Recognizing that "harmonious coexistence with society is essential to the survival of each and every company," we established the Marubeni Foundation in 1974. Since then, the foundation has provided ¥100 million a year to social welfare facilities and institutions. The number and amount of contributions to date total 1,842 and ¥3,300 million, respectively.

Promoting Volunteer Activities

We are proud of the power of our people and the essential role their volunteer efforts play in our CSR activities. Marubeni established the Volunteer Promotion Team in 2005. Through this team, we provide ample opportunity for employees to participate in a variety of volunteer programs. These and other initiatives boost awareness of corporate citizenship and build greater appreciation of our contributions to local communities.

Maintaining a tradition of participation, in fiscal 2007 a total of 157 Marubeni employees took part in various events, including carrying an *omikoshi* (portable shrine) at the Kanda Matsuri festival, hosting an international exchange camp in Hakone and joining in a forest-thinning program in Okutama. Our Osaka, Kyushu and Nagoya Branches led urban cleanup activities. Also, employees collect spoiled postcards, used stamps and expired prepaid cards for donation to nongovernmental organizations and Group members send clothing to people in developing countries and regions affected by natural disasters. In addition, we offer new employees a program where, through simulation, they gain experience of being visually impaired, which allows them to better understand the difficulties this disability entails. We intend to continue to participate in and expand our volunteer activities.


LỄ TRAO THƯỞNG
Scholarship ceremony in Vietnam


Carrying the *omikoshi* (portable shrine) at the Kanda Matsuri festival

Initiatives to Protect the Environment

As a general trading company involved in a wide range of global activities, the Marubeni Group has always been quick to promote initiatives that address global environmental issues. While striving to reduce the environmental impact of our operations, we work toward ensuring a sustainable society through the promotion of environmental businesses.

Reducing Environmental Impact

All over the world, in many product and service areas as well as development and investment, we are making the utmost efforts to reduce the impact of our business activities on the environment. We have introduced an environmental management system (EMS) based on the ISO 14001 standard that is continually improved through a Plan-Do-Check-Act (PDCA) cycle, helping to ensure a sustainable society.

Marubeni's EMS Promotion Structure



Top Management
Director of Environmental Affairs
General Manager of Environmental Affairs
Division Environmental Management Representative
Division Environmental Officer
Environmental Officer
CSR & Environment Committee
CSR & Global Environment Section

Promoting Environmental Businesses

The Environmental Businesses Promotion Committee was established in April 2004 to help reduce CO_2 emissions and promote environment-friendly businesses. The committee works to expand existing environmental businesses and create new medium- to long-term business models while its business field-oriented subcommittees collaborate with related business divisions to actively develop new environmental businesses.

● Paper Recycling for Confidential Documents

Marubeni Paper Recycle Co., Ltd., a Marubeni consolidated subsidiary, is promoting paper recycling through its wastepaper-related operations. WELL Corporation, a Marubeni affiliate in which Marubeni Paper Recycle holds a 40% share, collects and processes confidential documents discarded by governmental agencies and private companies. Previously, most confidential documents were incinerated for security. However, through collaboration with Koa Kogyo Co., Ltd., a Marubeni consolidated subsidiary, WELL enabled the recycling of such documents as recycled pulp after liquefaction. Since the enactment of Japan's Personal Information Protection Law, WELL has been steadily expanding its business volume.





Documents processed at WELL are compacted and transferred to Koa Kogyo

● Investing in a Solar Module Maker

In October 2007, Marubeni acquired an equity stake in YOCASOL Inc., a solar module maker based in Omuta, Fukuoka Prefecture. The modules are the main component of solar power generators, which convert sunlight into electricity. Because it does not emit carbon dioxide—a direct cause of global warming—eco-friendly solar power is attracting worldwide attention as a potential alternative to dwindling petroleum resources. Boasting the technological advantages and expertise needed to manufacture modules that can collectively generate 60 MW of electricity annually, YOCASOL is stepping up sales activities in Europe and other regions.



Solar module manufactured by YOCASOL

Financial Highlights Marubeni Corporation (Years ended March 31)

Eleven-Year Summary

	2008	2007	2006	2005
For the year:				
Revenues:				
Revenues from trading and other activities	¥ **3,958,276**	¥ 3,467,925	¥ 2,949,058	¥ 2,874,455
Commissions on services and trading margins	**207,950**	190,930	190,787	161,108
Total	**4,166,226**	3,658,855	3,139,845	3,035,563
Total volume of trading transactions	**10,631,616**	9,554,943	8,686,532	7,936,348
Gross trading profit	**596,916**	531,171	502,024	433,395
Net income (loss)	**147,249**	119,349	73,801	41,247
At year-end:				
Total assets	¥ **5,207,225**	4,873,304	4,587,072	4,208,037
Net interest-bearing debt	**2,002,000**	1,843,445	1,876,350	1,823,909
Total shareholders' equity	**779,764**	745,454	663,787	443,152
Amounts per 100 shares (¥, US$):				
Basic earnings (loss)	¥ **8,493**	¥ 7,241	¥ 4,834	¥ 2,661
Diluted earnings (loss)	**8,493**	6,885	4,046	2,231
Cash dividends	**1,300**	1,000	700	400
Cash flows (for the year):				
Net cash provided by operating activities	¥ **235,290**	¥ 152,075	¥ 133,408	¥ 173,824
Net cash (used in) provided by investing activities	**(306,855)**	(135,147)	(193,781)	46,043
Net cash provided by (used in) financing activities	**65,865**	24,819	(46,037)	(238,057)
Cash and cash equivalents at end of year	**402,281**	414,952	368,936	459,194
Ratios:				
Return on assets (%)	**2.9**	2.5	1.7	1.0
Return on equity (%)	**19.3**	16.9	13.3	9.9
Shareholders' equity to total assets (%)	**15.0**	15.3	14.5	10.5
Net D/E ratio (times)	**2.6**	2.5	2.8	4.1

Notes: 1. The presentation of earnings is pursuant to Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," published by the Financial Accounting Standards Board's Emerging Issues Task Force. Earnings have also been disclosed in accordance with US GAAP since 2003.
2. For the convenience of investors in Japan, the presentation of net sales is consistent with customary accounting practices in Japan.
3. U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at ¥100 to US$1, the prevailing rate as of March 31, 2008.

Net Income (Loss)



(Billions of Yen)
160
140
120
100
80
60
40
20
0
-60
-120
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Millions of Yen							Thousands of U.S. Dollars
2004	2003	2002	2001	2000	1999	1998	2008
¥ 2,622,546	¥ 2,520,531	¥ —	¥ —	¥ —	¥ —	¥ —	$ 39,582,760
148,674	160,636	—	—	—	—	—	2,079,500
2,771,220	2,681,167	—	—	—	—	—	41,662,260
7,902,494	8,793,303	8,972,245	9,436,863	10,222,442	11,960,157	13,640,517	106,316,160
406,761	424,643	436,804	479,754	453,496	522,356	534,485	5,969,160
34,565	30,312	(116,418)	15,036	2,060	(117,729)	17,230	1,472,490
4,254,194	4,321,482	4,805,669	5,320,604	5,584,353	6,511,841	7,388,101	$ 52,072,250
1,969,323	2,264,117	2,712,906	3,089,839	3,328,437	3,966,471	4,432,159	20,020,000
392,982	260,051	263,895	342,297	324,301	354,017	475,253	7,797,640
¥ 2,285	¥ 2,030	¥ (7,792)	¥ 1,006	¥ 138	¥ (7,880)	¥ 1,153	$ 84,930
2,016	1,896	(7,792)	940	138	(7,880)	1,054	84,930
300	300	—	—	—	300	600	13,000
¥ 201,560	¥ 194,788	¥ 198,456	¥ 179,305	¥ 184,701	¥ 232,414	¥ 254,221	$ 2,352,900
57,983	113,241	74,504	187,993	257,006	99,101	(58,769)	(3,068,550)
(233,938)	(294,001)	(150,104)	(456,125)	(594,878)	(213,321)	(91,879)	658,650
478,731	466,511	466,642	329,811	405,308	579,366	480,825	4,022,810
0.8	0.7	—	0.3	0.0	—	0.2	
10.6	11.6	—	4.5	0.6	—	3.5	
9.2	6.0	5.5	6.4	5.8	5.4	6.4	
5.0	8.7	10.3	9.0	10.3	11.2	9.3	

Common Stock Price Range (Tokyo Stock Exchange)



(Yen)
1,500
1,200
900
600
300
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

* The chart above shows the highest and lowest stock prices on a quarterly basis.

Financial Highlights

Note: Marubeni partially reorganized its business units in April 2008. This section provides performance data for the past three fiscal years based on the previous segmentation. For details of the reorganization, please refer to pages 44 and 45 of the Review of Operations.

Business Segments at a Glance

Net Income by Business Segment (Year ended March 31, 2008)

● Agri-Marine Products Division
6.9% ¥10.2 billion

● Textile Division
1.4% ¥2.1 billion

● Forest Products & General Merchandise Division
7.8% ¥11.5 billion

● Chemicals Division
3.8% ¥5.6 billion

● Energy Division
26.4% ¥38.9 billion

⊙ Metals & Mineral Resources Division
15.1% ¥22.2 billion


Total
¥147.2* billion

O Iron & Steel Strategies and Coordination Department
11.2% ¥16.5 billion

O Finance, Logistics & New Business Division
(4.1)% ¥(6.0) billion

O Development & Construction Division
1.8% ¥2.6 billion

● Information & Communication Division
2.8% ¥4.1 billion

● Plant, Ship & Infrastructure Projects Division
3.3% ¥4.8 billion

● Power Projects Division
7.5% ¥11.0 billion

● Transportation & Industrial Machinery Division
10.2% ¥15.0 billion

*Data includes overseas subsidiaries and affiliated companies, corporate and eliminations.

Total Assets (Billions of yen) Net Income (Billions of yen) ROA (%)

Agri-Marine Products Division


1.4
2.1
1.7
549.2
624.3
433.8
5.8
10.1
10.2
2006
2007
2008

This division is involved in the production and trading of food-related products, including livestock feed and fodder, grain, soybeans, wheat, sugar, processed foods, beverages and related ingredients, commercial foods and agricultural and marine produce. The division delivers flexible solutions to meet increasingly diverse consumer needs while securing food safety at all levels, from upstream to downstream operations.

Textile Division


-1.3
-1.8
1.7
(1.6)
(2.4)
2.1
130.5
131.8
113.1
2006
2007
2008

Aimed at meeting a range of customer and consumer needs, this division covers the entire supply chain in the general lifestyle sector, extending from the procurement of materials through the planning, proposal, manufacture, import and sale of such products as fashion garments, uniforms and miscellaneous goods. In addition, the division conducts branding, investment and consulting operations throughout the supply chain while exploring new functional material applications.

Forest Products & General Merchandise Division


0.1
1.8
2.2
519.8
538.4
528.6
0.4
2006
2007
2008

In pulp and paper, this division has established a value chain that spans a variety of sectors. Besides afforestation and trade in such upstream products as wood chips, pulp and wastepaper, the division deals in downstream items, including paper and paperboard. In general merchandise, the division handles natural rubber, rubber products, leather, footwear, fitness equipment and other sporting goods, timber and plywood.

Chemicals Division


2.1
0.7
2.6
3.7
1.4
5.6
181.9
201.7
223.1
2006
2007
2008

The Chemicals Division is engaged in the domestic and international sale of basic chemicals, such as olefins and synthetic fiber intermediates; petrochemical products, such as vinyl alkali products and polymers; inorganic chemicals, such as salt and sulfur; agrochemicals; specialty chemicals; and electronic materials, such as LCD and semiconductor-related products. In addition, the division is expanding its trading functions and pursuing new investment opportunities.

Energy Division



5.4
4.9
5.8
688.6
642.0
603.8
26.7
31.6
38.9
2006
2007
2008

This division engages in the exploration and production of energy resources, participates in LNG projects and undertakes trading and marketing involving oil- and gas-related products while providing nuclear fuel-related services and dealing in equipment for nuclear power plants. Recently, the division began developing new businesses and products, including emissions credit trading and biofuels.

Metals & Mineral Resources Division



9.1
7.0
7.2
24.9
22.2
16.1
265.1
280.0
2006
2007
2008

This division invests in metals and mineral resources development, including the mining of steelmaking raw materials, coal and non-ferrous metals as well as the smelting of aluminum, while trading globally in steelmaking raw materials, thermal coal for power utilities and general industries and non-ferrous ingots. Covering upstream to downstream fields, the division engages in the manufacture and sale of non-ferrous products and electronic materials as well as recycling and new energy businesses.

Transportation & Industrial Machinery Division



4.7
2.7
3.3
15.0
7.6
10.0
289.9
310.4
327.1
2006
2007
2008

This division is engaged in trade, retailing, wholesaling, investment and financing related to aircraft, aero engines, helicopters, defense systems, automotives, construction and agricultural machinery, automotive production lines, pulp and paper machinery, semiconductor and DVD production machinery, precision machine tools, printing machinery, visual inspection systems, food packaging machines, chemical machinery and new energy-related systems.

Power Projects Division



1.5
1.6
2.1
537.5
405.4
391.0
5.8
6.4
11.0
2006
2007
2008

This division constructs and supplies power stations, transmission lines and substations overseas, acts as an Independent Power Producer (IPP) overseas, is involved in retail power sales in Japan and engages in domestic and international environment-friendly power generation projects utilizing renewable energy and dispersed power systems as well as the export and third-country trade of telecommunications, broadcasting and information-related systems and related business investment.

Plant, Ship & Infrastructure Projects Division



0.8
0.6
1.4
342.8
326.1
274.5
2.6
1.7
4.8
2006
2007
2008

This division provides valuable full-line services, such as equipment supply and engineering, procurement and construction (EPC) services for plant (oil and gas, steel and cement) and infrastructure (rail transport, airports, water supply and sewerage) projects, and develops and operates investment projects in these fields. We cover the entire value chain, from shipbuilding and related equipment sales, chartering and operation to intermediary services for used vessels, and sales of textile machinery and related equipment.

Information & Communication Division



2.2
3.0
0.3
0.4
2.5
4.1
152.5
115.6
116.5
2006
2007
2008

In the telecommunications business, this division provides infrastructure and information services utilizing optical fiber networks. The division is also active in consulting and the construction of corporate IT systems as well as the design, development and sale of wireless IC tag solutions and related equipment. Other activities include the distribution and sale of mobile- and PC-related products and the development of broadcasting-related operations.

Development & Construction Division



0.4
1.1
0.9
299.7
265.6
301.6
2006
2007
2008

This division conducts a broad range of real estate-related businesses with three core operations: the housing business in Japan, mainly through the development of "Grand-Suite" condominium series; the overseas real estate-related business, such as development of housing, office buildings and other real estate; and a real estate investment business for REIT and investment funds.

Finance, Logistics & New Business Division



4.3
3.5
-5.5
4.0
4.6
-6.0
97.0
118.5
101.1
2006
2007
2008

This division is engaged in funds and financial businesses as well as financial product trading and dealing in addition to the forwarding, third-party logistics, logistics consulting and container terminal businesses. It is also active in insurance agency and brokerage operations and such new fields as health care, mail order business, emissions credit trading, temporary staffing, consulting for Japanese companies operating in China, biotechnology, medical equipment, environment-related businesses and advanced technology.

Business Segments/Overseas Operations

Review of Operations

In April 2008, Marubeni made some changes in its business segmentation, which previously encompassed 12 divisions and two departments. Having reviewed the categories and characteristics of the products handled by individual divisions, we introduced a new structure consisting of 11 divisions and two departments. The business units that are most affected by this reorganization are as follows.

* The Textile Division and the Forest Products & General Merchandise Division were reorganized into the Lifestyle Division and the Forest Products Division.

* The Transportation & Industrial Machinery Division, the Power Projects Division and the Plant, Ship & Infrastructure Projects Division were reorganized into the Transportation Machinery Division, the Power Projects & Infrastructure Division and the Plant, Ship & Industrial Machinery Division.

* The Information & Communication Division and the Finance, Logistics & New Business Division were integrated into the FT, LT, IT & Innovative Business Division.



Reorganization of Business Units (Effective as of April 1, 2008)

Before Reorganization

Agri-Marine Products Division

Textile Division

Forest Products & General Merchandise Division

Rubber Unit / Hide, Leather & Footwear Unit / General Merchandise & New Products Unit

Housing & Construction Materials Unit / Pulp Unit / Wood Chip Unit / Printing & Publication Paper Unit / Packaging Paper & Board Unit / Osaka Pulp, Paper & Paperboard Unit / MHP Unit / TEL Unit

Chemicals Division

Energy Division

Metals & Mineral Resources Division

Transportation & Industrial Machinery Division

Aerospace Unit / Defense Systems Unit / Automotive Unit / Automotive Machinery & Production System Unit / Construction & Agro Machinery Unit

Industrial Machinery Unit / Environmental Machinery Unit

Power Projects Division

Plant, Ship & Infrastructure Projects Division

Environment Infrastructure Unit

Energy & Natural Resources Projects Unit-I / Energy & Natural Resources Projects Unit-II / Railway & Transport Project Unit / Ship Unit / Asset Management Unit / Tekmatex Business Unit

Information & Communication Division

Development & Construction Division

Finance, Logistics & New Business Division

Iron & Steel Strategies and Coordination Department

Abu Dhabi Trading House Project Department

After Reorganization

Living Essentials Group

- Food Division P46
- Lifestyle Division P48

Forest Products & Chemicals Group

- Forest Products Division P50
- Chemicals Division P52

Energy, Metals & Mineral Resources Group

- Energy Division P54
- Metals & Mineral Resources Division P56

Machinery Group

- Transportation Machinery Division P58
- Power Projects & Infrastructure Division P60
- Plant, Ship & Industrial Machinery Division P62

Finance, Information & Real Estate Group

- Real Estate Development Division P64
- FT, LT, IT & Innovative Business Division P66

Iron & Steel Strategies and Coordination Department P68

Abu Dhabi Trade House Project Department P69

Food Division



Message from the COO

The Food Division engages in the domestic and international trading of a comprehensive range of food products. One of the division's particular strengths is raw materials, where it holds a leading market share as a grain trader with a lineup that includes wheat, corn and soybeans as well as coffee beans and rice. In addition, the division has established a formidable business structure encompassing midstream and downstream operations through investment in confectionery and frozen and chilled food wholesalers as well as such general merchandise store (GMS) operators as The Daiei, Inc. and The Maruetsu, Inc. The division works constantly to secure food safety in all of its operations, while flexibly addressing ever-diversifying consumer needs.



Daisuke Okada, Executive Officer, COO, Food Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	90.0
Equity in earnings	1.4
Segment net income	10.4
Segment assets	631.9

*1: Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.
*2: Due to the reorganization of branches and branch offices within this division, figures presented above do not correspond to those calculated under the previous divisional structure.

Sources of Strength

- Columbia Grain International, Inc., one of the largest grain traders in the U.S. West Coast region
- Cia. Iguacu de Café Solúvel, Brazil's largest instant coffee producer
- Marubeni Nisshin Feed Co., Ltd., Japan's leading trading company-affiliated livestock feed manufacturer and marketer
- Pacific Grain Terminal Co., Ltd., a linchpin in Marubeni's domestic grain strategy
- Alliance with Daiei and AEON Co., Ltd., Japanese retailer groups with an aggregate annual trading transaction volume totaling ¥6 trillion

Departments

Cereals & Sugar Dept.
Grain & Feedstuff Dept.
Oilseeds, Fats & Oils Dept.
Beverage Dept.
Foods Merchandising Dept.
Foods Marketing Project Dept.
Farm Products Dept.
Meat Dept.
Seafood Dept.
Osaka & Kyushu Food Dept.

Business Topics



Business Development in Westernizing China Market

In January 2008, Marubeni invested in the Christine Group—Shanghai's largest producer and marketer of bread and confectioneries—in response to China's rapid transition toward a Westernized diet. Marubeni also established a wine production and distribution joint venture in Nantong, Jiangsu Province, with Asahi Breweries, Ltd. and Dafuhao Breweries Co., Ltd.

Major Achievements under the "G" PLAN

- By becoming the largest shareholder of Daiei and bolstering its capital and business alliance with AEON and Daiei, Marubeni worked to boost Daiei's earnings growth.
- In China, where people are increasingly shifting toward Western eating habits, Marubeni began manufacturing and marketing bread, wine and coffee.
- Marubeni entered into an agreement on the establishment of an assorted livestock feed production complex in Tokachi, Hokkaido.

Industry Environment

The price of grain hovered in a higher range throughout fiscal 2007 due to poor wheat harvests worldwide. A second consecutive year of record drought in Australia and similar conditions in Eastern Europe were contributing factors to this upswing. Moreover, robust bioenergy production-related demand for corn and soybeans drove prices upward. On the domestic front, a series of food-related incidents, such as product mislabeling, along with growing distrust regarding items imported from China, fueled food safety concerns. This increased awareness among Japanese consumers about food safety issues has triggered calls for greater focus on traceability in the trading of food products and their ingredients.

Strategies and Activities in Fiscal 2007

The division focused on expanding its livestock feed and grain trading volume, reinforcing its domestic supply structure, accelerating efforts in the food distribution sector and broadening its overseas operations. In the livestock feed and grain business, Marubeni entered into an agreement with other parties to establish a livestock feed production complex in Hokkaido, with the aim of ensuring stable domestic supply. In the food distribution business, we welcomed a confectionery wholesaler as a new subsidiary, thereby strengthening our midstream operations and expanding business with mass-marketers. Overseas, we stepped up our bread and wine operations in China.

As a result, in fiscal 2007, segment gross trading profit totaled ¥90.0 billion, and segment net income amounted to ¥10.4 billion on a consolidated basis.

Initiatives from Fiscal 2008

The global supply-demand structure for grain is drastically changing on the back of population growth in emerging countries and soaring demand caused by the increased use of grain for bio-fuels. Tapping the opportunities provided by this change, Marubeni is bolstering its competitiveness in the grain business. Specifically, we are expanding our international sales network while actively implementing initiatives aimed at better controlling overseas production sources and securing stable supplies of grain. At the same time, we are enhancing marketing and procurement capabilities in order to pursue merits of scale.

In Japan, Marubeni will expand its trading volume by leveraging collaborative ties with Daiei, Maruetsu and AEON amid ever-intensifying market competition. In addition, we will aggressively advance business development on a global scale and further enhance profitability by pioneering new markets, particularly in Asia, Europe and the United States.

Assorted Livestock Feed Production Complex in Tokachi, Hokkaido



©Tokachi Mainichi Newspaper, Inc.

In September 2007, Marubeni, Marubeni Nisshin Feed, Pacific Grain Terminal and two other companies agreed to establish a livestock feed production complex in Tokachi, Hokkaido, where the Japanese livestock and dairy industries are centered. The complex will provide comprehensive functions, including grain silos and compound-feed manufacturing.

Acquisition of Japan's Largest Confectionery Wholesaler



In the approximately ¥1.5 trillion confectionery market in Japan, Marubeni increased its stake in Yamaboshiya Co., Ltd., Japan's largest confectionery wholesaler, and changed Yamaboshiya's status from an affiliate to a subsidiary. Through this acquisition, Marubeni is stepping up efforts in the food distribution industry, one of its priority fields.

Lifestyle Division



Message from the COO

Established in April, 2008, the Lifestyle Division is tasked with coordinating businesses related to consumer goods, such as apparel, footwear, home furnishings, textile-related items and tires, as well as durable goods, including office and fitness equipment. The division is working to establish and strengthen a value chain for the entire lifestyle sector that covers upstream to downstream operations, undertaking the design, manufacture, import and sale of various products while engaging in brand development, consulting and business investment. Through these activities, we are effectively responding to changes in consumer lifestyles and business-partner needs.

Michihiko Ota, Managing Executive Officer, COO, Lifestyle Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	35.7
Equity in earnings	0
Segment net income	4.1
Segment assets	178.7

Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.

Sources of Strength

- Well-established value chain encompassing product planning, manufacturing, importing, marketing, brand development and consulting services related to apparel ranging from uniforms to luxury clothing
- Comprehensive coordination functions covering a range of lifestyle-related operations in the areas of apparel, sports gear, footwear, home furnishings and textile-related items
- Substantial value chain in rubber-related businesses, extending from the manufacture and sale of natural rubber to the import, export, offshore trading and domestic and overseas retailing of synthetic rubber, tires and other rubber products

Departments

Textile Project Administration Dept.

Apparel & Lifestyle Dept.-I

Apparel & Lifestyle Dept.-II

Utility Apparel Dept.

Functional Materials Dept.

Rubber Dept.

Hide, Leather & Footwear Dept.

General Merchandise Dept.

Business Topics



Eight New Kimono and Girls' Dress Collections Debuted

Working with popular Japanese personality Seiko Matsuda, the kimono producer and marketer Kyoto Marubeni Co., Ltd. developed a collection of girls' dresses that it released under the SEIKO MATSUDA brand in April 2007. Also, the company launched a total of eight new kimono and girls' dress collections during the fiscal year, including the OTOHA mother and child collection in January 2008.

Major Achievements under the "G" PLAN

- Marubeni commenced product development involving such functional materials as aramid fiber and other textile-derived products, including carbon fiber, as well as brand licensing businesses.
- Through the acquisition of B-Quik Co., Ltd., the leading tire retailer in Thailand, Marubeni operates over 50 outlets in the country.
- Marubeni acquired Belterra Corporation, the largest conveyor belt distributor in Western Canada, while expanding the scope of its operations in Eastern Canada.

Industry Environment

Costs for production, distribution and sales are increasing worldwide due to a surge in natural resources, raw material and personnel costs. In Japan, a low birthrate and an aging population along with stagnant personal spending have resulted in weak sales of apparel, footwear and home furnishings. Addressing these business conditions is Marubeni's competitive structure for product application development and marketing with enhanced consumer-oriented planning capabilities and newly launched production bases. Overseas, despite U.S. economic uncertainty due to the sub-prime loan crisis, Marubeni has maintained its production bases in China and ASEAN countries, where strong consumer spending is making markets increasingly attractive. Making the most of opportunities, the division is expanding its operations in these markets.

Strategies and Activities in Fiscal 2007

While, in the textile sector, the domestic apparel market was weak, we improved the efficiency of original equipment manufacturing (OEM) trading for specialty store retailers of private-label apparel (SPA); expanded uniform rental businesses and related investment; entered lifestyle-related apparel, home furnishings and textile-related retail operations; and increased our carbon fiber and other functional materials trading volume. In the general merchandise sector, we have strengthened our substantial value chain while expanding the retail network of B-Quik, Thailand's leading tire retailer, and acquiring a Canadian conveyor belt distributor, Belterra, to bolster our earnings foundations.

As a result, in fiscal 2007, segment gross trading profit totaled ¥35.7 billion, and segment net income amounted to ¥4.1 billion on a consolidated basis.

Initiatives from Fiscal 2008

Marubeni will continue sharpening its competitiveness while taking a flexible approach to ever-changing consumer and business-partner needs. In the textile sector, we will further strengthen our value chain covering upstream through downstream operations. Upstream, we will continue to develop new functional materials and establish new production bases. Midstream, we aim to accelerate OEM activities involving the planning, proposal, manufacture, import and sale of products in the apparel and other lifestyle-related fields, while promoting strategic alliances. Downstream, we will expand through M&A and increase investment in new brands.

In the general merchandise sector, we will expand the domestic sale, import, export and offshore trading of natural rubber, synthetic rubber, rubber products, hide, leather, footwear and office and fitness equipment. To this end, we will strengthen upstream operations by increasing natural rubber processing base locations and securing footwear production bases. Downstream, we will reinforce our tire and footwear retail networks while improving office equipment exporting and marketing.

MERRELL



New Merrell Footwear Stores Opened

In August 2007, Marubeni Footwear Inc. newly opened Merrell Concept Stores in Kawasaki, Kanagawa Prefecture and Shin-Urayasu, Chiba Prefecture. Merrell is a U.S.-based innovative outdoor footwear brand popular in over 130 countries. Marubeni Footwear has been active in the import and sale of footwear and accessories.



New Uniform Rental Contract with McDonald's

Marubeni Mate Co., Ltd., which rents and sells office and shop uniforms, concluded a rental contract with McDonald's Holdings Company (Japan), Ltd. in October 2007. Under this contract, we rent uniforms to 140,000 McDonald's employees at 3,800 restaurants nationwide.

Forest Products Division



Message from the COO

In recent years, the forest-related commercial goods this division handles have come to be regarded as valuable resources in themselves. Drawing from limited reserves, these goods continue to gain in value. As a result, we have made it our mission to secure forest resources, add value and expand our business. The division is focusing on strengthening its upstream afforestation operations, its midstream manufacturing and distribution operations and, downstream, its new business development activities. Through these initiatives, we are reinforcing our value chain, improving profitability and working to achieve sustainable growth.

Yukichi Nakamura, Executive Officer, COO, Forest Products Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	45.3
Equity in earnings	2.4
Segment net income	9.7
Segment assets	473.1

Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.

Sources of Strength

- A value chain covering upstream to downstream operations
- Among trading companies, holding the top domestic market shares in all forest product categories
- Domestic and international business networks capable of providing production, sales and other extensive functions
- Organically integrated business and trading operations
- Global operations supported by effectively located distribution companies

Departments

Pulp Dept.
Wood Chip Dept.
Printing & Publication Paper Dept.
Packaging Paper & Board Dept.
Osaka Pulp, Paper & Paperboard Dept.
MHP Dept.
TEL Dept.
Housing & Construction Materials Dept.

Business Topics



Committed to the Development of Recycled Paper Businesses

Subsidiary Koa Kogyo supplies about 550,000 metric tons of medium board, containerboard and printing paper a year. Situated conveniently near one of the world's largest markets for paper products, Koa Kogyo boasts a strong earnings structure. Using virtually 100% wastepaper for raw material, the company is working on a closed recycling system and striving toward environmental conservation.

Major Achievements under the "G" PLAN

- Marubeni acquired Amapa Florestal e Celulose LTDA (Amcel), a Brazilian company engaged in afforestation and wood-chip businesses, while reinforcing its raw materials-related operations.
- Marubeni invested in Yuema International Co., (Cayman) Ltd. (current company name: Long Chen Paper (China), Holdings Co., Ltd.), the holding company of a containerboard manufacturer in China to bolster its global structure.
- Marubeni acquired Intragrated Resources Holdings, Inc. (IRH), a U.S.-based paper distribution company, to enhance sales capability in the region.

Industry Environment

Buoyed by a robust market, trading volume and performance grew in the pulp and materials sector. Demand for wood chips has increased in China and Europe, resulting in global market expansion. The expectation of tight market conditions due to limited supply from existing forests is keeping the price of wood chips high. Turning to pulp, most global manufacturers are based in countries with abundant forest resources. Reflecting, currency appreciation in these resource-rich countries and strong demand, the price of pulp maintained an upward trend during fiscal 2007. In Japan, the paper manufacturers have seen stagnating profitability across the board due to a surge in the price of wastepaper and fuel. Thus, manufacturers are implementing early and large-scale product price revisions.

Strategies and Activities in Fiscal 2007

The division accelerated efforts to expand its value chain. In the raw materials sector, we worked to secure forest resources and stable pulp production while enhancing production profitability. In the manufactured goods sector, we worked to optimize the match of products to markets to improve profits and strove to increase overseas trading. Also, to reinforce our foundations and ensure profitability, we drew on comprehensive Group capabilities to implement initiatives that included investing in a South China-based containerboard manufacturer and acquiring a U.S.-based paper distribution and printing consulting company.

As a result, in fiscal 2007, segment gross trading profit totaled ¥45.3 billion, and segment net income amounted to ¥9.7 billion on a consolidated basis.

Initiatives from Fiscal 2008

This division centers on wood and related byproducts, including wood chips, pulp, paper, paperboard and building materials. Wood is an essential natural resource and, despite increased acceptance of the idea that supplies may be limited, we expect medium-term demand for forest-related materials and products to remain firm. The division will thus maintain a focus on operations related to forest product raw materials. Specifically, we will secure competitive forest resources to ensure earnings growth and pulp production stability. Also, utilizing wood-chip and pulp suppliers within the Marubeni Group, we will increase our trading of such raw materials worldwide. Both midstream and downstream, we will carefully select promising target fields and businesses while striving to improve profitability, with Long Chen Paper and IRH playing key roles in these efforts. In housing and construction materials, because demand for medium-density fiberboard (MDF) and high-density fiberboard (HDF) is expected to rise, we plan to secure overseas MDF and HDF production bases.

Record Volume at a Pulp Production Plant in Indonesia



P.T. Tanjungenim Lestari Pulp & Paper (TEL) is a pulp producer, and Marubeni has been the core operator of TEL since October 2005. TEL produced 486,000 metric tons of pulp in fiscal 2007, a record production volume for the facility.

Strengthening Afforestation and Wood Chip Production and Sales in Brazil



We acquired Brazil's Amcel, which is engaged in afforestation and wood chip production and distribution, in December 2006. Operated jointly with Nippon Paper Industries Co., Ltd., Amcel produces about 500,000 BDTs* of wood chips per year, selling them primarily in Europe, where it is gaining a foothold.

* BDT: Bone Dry Ton

Chemicals Division



Message from the COO

The Chemicals Division handles a wide range of products, from upstream basic petrochemicals to downstream specialty chemicals and electronic materials. During fiscal 2007, our trading volume of olefins and other basic chemicals increased thanks to robust market conditions, particularly in Asian countries. In fiscal 2008, we will continue to expand our trade in China and elsewhere in the Asian region and actively promote large-scale petrochemical projects in the Middle East. At the same time, we plan to participate in technology-oriented business in automobile-related fields.

Kenichi Hatta, Executive Officer, COO, Chemicals Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	30.8
Equity in earnings	0.6
Segment net income	5.6
Segment assets	226.4

*1: Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.
*2: Due to the reorganization of branches and branch offices within this division, figures presented above do not correspond to those calculated under the previous divisional structure.

Departments

Chemical Project Dept.
Basic Chemicals Dept.
Vinyl Alkali Dept.
Plastics Dept.
Inorganic & Agricultural Chemicals Dept.
Specialty Chemicals Dept.
Electronic Materials Dept.
Chemix Project Dept.

Sources of Strength

- Established and leading presence in markets for olefins and synthetic fiber intermediates
- Outstanding business volume in the trade of vinyl chloride monomers and resins
- Strong ties with the world's leading suppliers of salt and boric acid
- Supply chains covering upstream to downstream operations
- Strong trade profitability through a global business network

Business Topics


台橡(南通)实业有限公司
TSRC (NANTONG) INDUSTRIES LTD.
台橡宇部(南通)化学工业有限公司
TSRC-UBE (NANTONG) CHEMICAL INDUSTRIAL COMPANY LIMITED
A MEMBER OF CEO GROUP

Strengthening Synthetic Rubber Business in China

Robust Chinese demand for synthetic rubber is buoying Shenhua Chemical Industrial Co., Ltd.'s performance. TSRC-UBE (Nantong) Chemical Industrial Co., Ltd. is constructing an industrial plant expected to go on stream from early 2009, slightly ahead of schedule.

Major Achievements under the "G" PLAN

- In the petrochemical business, we participated in a synthetic rubber manufacturing business and expanded our logistics functions.
- In the inorganic and agrochemical business, we bolstered salt production capacity in Australia, while Helena Chemical Company steadily expanded its scope of operations in the United States.
- In the plastics business, the trading volume increased for automotive and packaging applications, while in the electronic materials business the trading volume grew, particularly for semiconductor-related products.

Industry Environment

The prices of crude oil, naphtha and other raw materials continued to surge and hovered at peak levels. Some industry players lagged in passing these cost increases on through their product prices. Despite these conditions, the chemical industry performed well overall due to a tight supply-demand situation accompanying increased petrochemical demand. The industry's strong performance is attributable to economic growth in China and other Asian countries that continued into fiscal 2007. With regard to the upstream sector, new business investment in petrochemical projects is rapidly increasing in the Middle East, a region boasting competitive advantage in raw materials supplies while gaining significant market status. In the midstream and downstream sectors, Japanese firms have been continuously ramping up their large-scale investments in automobile-related and other fields, particularly in the BRICs.

Strategies and Activities in Fiscal 2007

In addition to China, the Chemicals Division selectively allocated management resources to the Middle East and Southwest Asia. In these regions, we continued to tackle the structuring of new business models with the aim of expanding business operations through investment and trading. Specifically, we commenced various activities to launch new projects in the Middle East and other regions. We also reinforced our logistics functions by expanding our own tanker fleet for basic chemical operations.

As a result, in fiscal 2007, segment gross trading profit totaled ¥30.8 billion, and segment net income amounted to ¥5.6 billion on a consolidated basis.

Initiatives from Fiscal 2008

Leveraging Marubeni's domestic and international networks and coordination capabilities, we will strive to achieve sustainable growth based on both trade and investment. Our particular focus in fiscal 2008, however, will be on launching new projects that will serve as profit generators into the future, participating in growing industries and increasing our shares in existing profitable operations.

Our Chemical Project Unit will take the lead in the stringent selection and early launch of new large-scale projects related to petrochemicals and their derivatives in the Middle East, where price-competitive crude oil and gas resources are abundantly available. In the automotive industry-related field—one of our growth and priority domains—we will increase the trading volume of specialty polymers and tire raw materials while aggressively seeking to participate in and launch new joint ventures in the business of raw materials for automotive parts and chemicals.

Expanding Ethylene Operations



By upgrading its dedicated ethylene tanker fleet, Marubeni reinforced its logistics functions and further strengthened its leading presence in ethylene operations. Marubeni also increased its trading volume of ethylene produced in such Middle Eastern countries as Qatar and Saudi Arabia.

Bolstering Electronic Materials Business



Marubeni's operations are proving effective in the favorable semiconductor and rapidly growing solar battery markets, with sales of such items as silicon wafer containers and polysilicon increasing.

Energy Division



Message from the COO

The Energy Division strives to expand its earnings base by optimally coordinating the balance among its five strategic business fields of oil and gas exploration and production (E&P), LNG projects, trading, marketing and nuclear fuels. Backed by favorable crude oil market conditions, Marubeni achieved record earnings for this division in fiscal 2007, the final year of the "G" PLAN. In fiscal 2008, the first year of "SG2009," the division will aim for further earnings growth by taking a flexible approach to the ever-fluctuating industry environment and pursuing new projects.



Keizo Torii, Executive Officer, COO, Energy Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	89.3
Equity in earnings	0.6
Segment net income	38.9
Segment assets	641.9

Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.

Sources of Strength

- Sustainable expansion of equity interests in reserves and production in the oil and gas E&P sector
- Steady increase in new LNG project participation
- Strong petroleum trading business boasting Asia's top position in naphtha trading
- The leading share of the Chinese imported LPG market
- Nuclear fuel business centering on an interest in the Republic of Kazakhstan uranium mine project

Departments

Energy Coordination Dept.
Oil and Gas E&P Dept.
Sakhalin Project Dept.
LNG Dept.
Natural Gas Project Development Dept.
LPG Dept.
Energy Trading Dept.
Industrial Energy Dept.
Nuclear Fuel Dept.
MIECO Dept.
Marubeni Energy Dept.
Marubeni Ennex Dept.

Business Topics



Peru LNG Project

In August 2007, Marubeni participated in the Peru LNG Project undertaken by U.S.-based Hunt Oil Company and other parties. Following projects in Qatar and the Republic of Equatorial Guinea, this is our third LNG project. Marubeni is working to achieve the stable supply of competitive LNG in the Pacific Rim region, where market expansion is forecast.

Major Achievements under the "G" PLAN

- Marubeni participated in the Peru LNG Project, the only South American LNG source positioned to supply other Pacific Rim countries, the markets of many of which are expected to expand.
- Eyeing potential contributions to Japan's long-term energy security, Marubeni participated in a uranium mine development project in Kazakhstan.
- With the aim of strengthening and expanding its management foundations by enhancing wholesaler functions and logistics network efficiency, Marubeni integrated its LPG operations with those of another trading company.

Industry Environment

Crude oil prices have broken the psychological threshold of $100 a barrel and are staying at peak levels, while the prices of other natural resources are also showing similar trends. These conditions have favorably contributed to earnings growth in oil and gas E&P—one of the division's strategic business fields. On the other hand, the division's marketing operations are at a crucial turning point, as the rise in crude oil prices has led to a surge in gasoline and kerosene prices, resulting in a slowdown in domestic consumption and triggering M&A activity in the domestic LPG industry. At the same time, the nuclear energy industry is showing increased potential for growth, with the world at the edge of a "renaissance" in nuclear power generation.

Strategies and Activities in Fiscal 2007

In oil and gas E&P, Marubeni concentrated on identifying and winning promising new projects. With regard to petroleum trading, Marubeni effectively applied various risk management techniques and took advantage of its domestic and international networks to ensure the stable supply of competitive petroleum products in the oil market, which was subject to violent price fluctuations. As for petroleum product marketing, we worked to provide distinctive, high-value-added services. And, in nuclear fuels, we accelerated the implementation of staged initiatives throughout the nuclear fuel cycle and pursued new opportunities to invest in uranium mines.

As a result, in fiscal 2007, segment gross trading profit totaled ¥89.3 billion, and segment net income amounted to ¥38.9 billion on a consolidated basis.

Initiatives from Fiscal 2008

The division will continue to concentrate its management resources in oil and gas E&P—one of the division's important strategic business fields—as it works to identify and acquire promising new projects. In LNG, we are working to increase our participation in new projects and are reinforcing our value chain.

In petroleum trading, the division will strengthen its existing business base and undertake new projects to expand its global activities. This will ensure that we thrive in the face of ever-intensifying market competition. We also aim to secure competitive advantage in petroleum product marketing. To this end, we will pursue higher operational efficiency and improve our procurement capabilities by enhancing relationships with suppliers.
To achieve further growth in nuclear fuel-related operations, we will continue to implement staged initiatives throughout the nuclear fuel cycle and pursue new investment opportunities in uranium mines.

The division will optimally coordinate operations in its five strategic business fields while aggressively pioneering new commercial goods and innovative trading flows.

Strengthening and Expanding Petroleum Trading



The division's headquarters in Tokyo, as well as its Singaporean, U.S. and U.K. arms are promoting global trading in crude oil and other petroleum products. Marubeni began importing Venezuelan crude oil in August 2007 under a Master Offtake Agreement with Petroleos de Venezuela, S.A., the first long-term regular supply agreement entered into for the shipment of Venezuelan crude oil to Japan.

Promoting Kazakhstan Uranium Mine Project



Since joining the project in 2007, Marubeni has contributed to steady progress in the development of a Kazakhstan uranium mine. We expect to begin test production in 2008 and full-fledged production in 2014. Our participation in this crucial project is part of a strategy to ensure Japan's future energy security.

Metals & Mineral Resources Division



Message from the COO

The Metals & Mineral Resources Division is constantly aiming to improve the profitability of the entire value chain from upstream sectors, such as mine development and smelting projects, to downstream sectors, including electronic materials and recycling, as well as new energy and other businesses. In addition, the division applies its extensive expertise, experience and information capabilities to bolster trading. In fiscal 2007, the division undertook large-scale investments in coal mines and other projects and achieved its second highest net income ever. From fiscal 2008, we will continuously leverage Marubeni's comprehensive capabilities to promote our existing businesses and win new projects.



Shinji Kawai, Executive Officer, COO, Metals & Mineral Resources Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	19.1
Equity in earnings	16.7
Segment net income	22.2
Segment assets	333.8

Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.

Departments

Metals & Mineral Resources Development Dept.

Iron Ore Dept.

Steel Making Raw Materials Dept.

Coal Dept.

Non-Ferrous Metals & Ores Dept.

Light Metals Dept.

MMC Dept.

Sources of Strength

- Iron ore and metal raw materials: Active in the trading of raw materials for steel and stainless steel manufacturers
- Coal: An aggressive trader with robust investments in PCI coal supplied to steel manufacturers
- Non-ferrous metals: Vigorous investment in competitive copper mines and global non-ferrous metal ingot trading
- Light metals: Active in aluminum ingot sales with interests in competitive aluminum smelters
- Downstream and environment sectors: Active expansion in such new business sectors as electronic materials, recycling and new energy businesses

Business Topics



Additional Acquisition of Interests in Two Australian Coal Mines

Through its wholly owned subsidiary Marubeni Coal Pty. Ltd., Marubeni purchased a one-third share in Queensland Coal Mine Management Pty Ltd (QCMM). QCMM holds a 70% interest in the Jellinbah East Coal Mine and the Lake Vermont Coal Mine. As a result of the acquisitions, Marubeni has become largest interest holder in each of the aforementioned mines.

Major Achievements under the "G" PLAN

- The division established a new Business Development & Promotion Section in 2007 that accelerated new projects and succeeded in accumulating Australian coal mines and other prime assets.
- Through financial investments in the iron ore and copper ingot businesses, the division secured proprietary supply sources while strengthening its trading operations.
- The division gained a firm foothold in a number of potential fields through the aggressive pursuit of next-generation businesses, including underground coal gasification, CDMs, innovative steelmaking methods and electronic materials.

Industry Environment

During fiscal 2007, the commodities market again saw record highs, mainly reflecting robust BRIC demand for commodities, and global uncertainty in connection with supply security. This uncertainty became more pronounced in the second half of fiscal 2007, fueled by restrictions and taxes on resource exports imposed by supplying countries as well as unfavorable weather. Collectively, these factors contributed to heated market conditions. The surge in natural resource prices is expected to continue, reflecting accelerated M&A activity among resource supermajors, ever-intensifying competition for natural resources among the BRICs and spreading resource nationalism.

Strategies and Activities in Fiscal 2007

The division reinforced its prime asset portfolio under the "G" PLAN through large-scale investment aimed at further strengthening its earnings base and ensuring stability should the commodity market stagnate. Specifically, the division invested in large-scale coal-related projects in addition to projects complementing our formidable trading operations in the non-ferrous metals, iron ore and steelmaking raw materials categories. Also, we strengthened our next-generation business creation activities in such fields as new energy, new technology and environmental solutions, including clean development mechanisms (CDMs).

As a result, in fiscal 2007, segment gross trading profit totaled ¥19.1 billion, and segment net income amounted to ¥22.2 billion on a consolidated basis.

Initiatives from Fiscal 2008

The division has effectively mobilized the Metals & Mineral Resources Development Section to provide support for existing projects and investigate and assess potential development projects. Aiding such efforts, the newly established Business Development & Promotion Section is enhancing its comprehensive assistance in winning businesses regardless of category.
On the human resources front, the division started its own training programs in fiscal 2008 to support personnel in gaining the knowledge and capabilities required in metals and mineral resources operations.

Now prepared to tackle a greater number of large-scale investment projects, we are making steady progress in launching new prime projects. We are aiming to secure exclusive competitive sources that will help us ensure a stable supply of metals and mineral resources and fortify our earnings base. In addition to our industry-leading trading operations, we will diversify our business portfolio by undertaking new projects in such areas as the increasingly crucial fields of rare metals and environment-friendly new energy.

Steady Performance at the Los Pelambres Copper Mining Project in Chile



This project, in which Marubeni has invested through its wholly owned subsidiary Marubeni LP Holding B.V., enjoyed another period of strong performance due to a surge in the price of copper, significantly contributing to the division's earnings growth.

Underground Coal Gasification Project in Vietnam



In addition to investing capital into Linc Energy Ltd., an Australian energy company, Marubeni exchanged a memorandum concerning an underground coal gasification joint project in the Red River Delta, Vietnam, with Linc Energy and Vietnam National Coal-Mineral Industries Group during the Vietnamese President's visit to Japan in December 2007.

Transportation Machinery Division



Message from the COO

The former Transportation & Industrial Machinery Division enjoyed many successes during fiscal 2007. We won the first order ever from a Japanese airline for Brazil-made jet aircraft and acquired a car dealership and an auto parts distributor in the United States and Australia, respectively, while purchasing construction and agricultural machinery importers and distributors in Asia and the Americas and delivering and securing orders for automotive production systems in China and India. Working toward Marubeni's "SG2009" Plan targets while building on its new business structure, the new Transportation Machinery Division will pursue new investment, expand its overseas business base and pioneer new business models.



Takao Asahara, Executive Officer, COO, Transportation Machinery Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	51.1
Equity in earnings	4.5
Segment net income	14.1
Segment assets	274.5

Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.

Sources of Strength

- An expanding lineup of aerospace and defense systems products in the United States and Europe with operations backed by expertise in development investments and trading
- A leader in automobile trading and retailing, highly competitive in automotive production system export and sales financing
- A competitive edge in the export of construction and agricultural machinery to Asian and Middle Eastern countries with a number of local distributors in place

Departments

Aerospace Dept.

Defense Systems Dept.

Automotive Dept.

Automotive Machinery & Production System Dept.

Construction Machinery Dept.

Agro Machinery Dept.

Business Topics



Helicopter supplied for an Antarctic Expedition

In October 2007, an Agusta Westland EH101 large-capacity helicopter was delivered to the Japan Maritime Self-Defense Force. Operating from the icebreaker *Shirase*, the helicopter supports expeditions to the Antarctic. Measuring 19.5m and equipped with three turbo-shaft engines, the EH101 is the world's largest helicopter, boasting a passenger capacity of up to 40 people.

Major Achievements under the "G" PLAN

- In the aerospace and defense system sector, Marubeni is reaping the benefits of its investment in aero engine development. In the year under review, the Company began providing airport ground handling services.
- In the automobile and automotive machinery sectors, the division expanded its car dealership operations in the United States, the United Kingdom and Australia. In addition, the division is building a solid track record in the export of automotives and automotive machinery.
- In the construction and agricultural machinery sector, the division's export operations were robust, particularly in the key markets of the Middle East, Asia and Russia.

Industry Environment

Despite uncertainties surrounding the real impact of the U.S. sub-prime loan crisis, the global economy is continuing on a stable growth path. Leveraging its unique advantages in various fields, the division performed well in fiscal 2007, especially with regard to the export of automobiles and construction and agricultural machinery to ASEAN and Middle Eastern countries. In particular, the division improved its sales and profits by addressing robust demand for automobiles in Middle Eastern and African countries and garnering healthy orders for mining and general construction machinery in Asia and the Middle East.

Strategies and Activities in Fiscal 2007

The division will continue to effectively apply its operational advantages in fiscal 2008 as it focuses on the development of its three core business fields. Specifically, we will utilize stepped up investments and loans in the core fields to expand our overseas business base through investment in and the establishment of overseas subsidiaries and the deployment of a larger number of expatriate personnel. At the same time, we will pioneer new business models in a broad range of business sectors, including overseas retailing and wholesaling, financial investments, sales financing and leasing.

As a result, in fiscal 2007, segment gross trading profit totaled ¥51.1 billion, and segment net income amounted to ¥14.1 billion on a consolidated basis.

Initiatives from Fiscal 2008

In fiscal 2008, the first year of "SG2009," the division will promote the further expansion of its earnings base, while entering new business fields. To this end, in the aerospace and defense systems sector, we will target Japanese airlines, with the goal of increasing jet and U.S.-made business jet aircraft sales. At the same time, we will accelerate the provision of various services, including airport ground handling. In the automobile sector, the division is planning to acquire new car dealerships in the United States, Europe and Australia and increase the export of automobiles to growing markets in the Middle East and Africa. In the automotive machinery and production systems sector, we will expand the export of products to China and India and upgrade our automotive component distribution services in the countries. In the construction and agricultural machinery sector, the division will boost exports to the BRICs and ASEAN countries and acquire or establish local sales agents while bolstering its sales and financing business.

Acquisition of Honda Car Dealerships



Marubeni acquired U.S. and Australian Honda car dealerships in December 2007 and February 2008, respectively. Located in a high-end North-Central Sydney community, the Australian dealership handles approximately 3,500 cars annually and ranks among the country's top dealers. This acquisition marks Marubeni's entry into the Australian car dealership market.

Acquisition of Mexico's Largest Construction Machinery Distributor



Marubeni acquired WPI de Mexico S.A. de C.V., a Komatsu Ltd. construction machinery sales agent, in September 2007. Serving 24 states, WPI is Mexico's largest construction machinery distributor and has supplied a record 300 hydraulic excavators to cement powerhouse CEMEX S.A.B. de C.V., and other users.

Power Projects & Infrastructure Division



Message from the COO

The Power Projects & Infrastructure Division boasts extensive expertise and knowledge accumulated over a long history of power project-related operations and can claim an outstanding track record in the industry. Leveraging these advantages, the division's overseas Engineering, Procurement and Construction (EPC) and overseas IPP businesses work constantly to expand their generation assets and thus ensure sustainable profitability. At the same time, we constantly take on challenges in such areas as retail power sales in Japan, power supply using distributed generation facilities, the provision of water and sewerage systems overseas and IT and telecommunication projects overseas, thereby broadening the scope of our business activities.

Shigeru Yamazoe, Executive Officer, COO, Power Projects & Infrastructure Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	40.5
Equity in earnings	7.9
Segment net income	11.5
Segment assets	670.8

Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.

Sources of Strength

- Significant experience and recognition in the power EPC sector, built up since the 60s
- Excellent managing capability of EPC projects, based on ample proven results
- Solid regional sales base and expertise in the arrangement, development and implementation of sophisticated finance programs
- Generation assets with a net generating capacity of 6,586MW, comparable to that of some domestic power companies

Departments

Power Projects & Infrastructure Asset Management Dept.

Overseas Power Project Dept.-I

Overseas Power Project Dept.-II

Overseas Power Project Dept.-III

Domestic Power Project Dept.

New Technology & Renewable Energy Dept.

Environment Infrastructure Dept.

Overseas Telecom & Information Dept.

Business Topics



Scene from PIC's outage services

Acquisition of The PIC Group Inc.

Marubeni acquired The PIC Group Inc., a U.S.-based independent global provider of services and programs focused on power generation operations and maintenance. With this acquisition as the first step, we will increase our focus on the provision of after-market services to power plants constructed by ourselves and other facilities in the United States.

Major Achievements under the "G" PLAN

- Marubeni won a large-scale IPP project in Qatar and the United Arab Emirates (UAE), while acquiring large-scale power assets in the Philippines and the Caribbean.
- Marubeni was awarded construction orders for the Hai Phong II Coal-Fired Thermal Power Plant in Vietnam and Muara Tawar Gas-Fired Power Plant in Indonesia as well as an order for refurbishing two boilers supplied by Marubeni in 1980s to Suralaya Coal-Fired Power Plant in Indonesia.
- The first Japanese firm to do so in the United States, Marubeni began supplying power produced by distributed generation facilities. Also in the United States, Marubeni added wood chip biomass-fueled power plants to its generation asset portfolio.

Industry Environment

Despite ever-intensifying competition, particularly fueled by the emergence of China, India and other new players in the EPC sector, demand remains strong for power plant construction due to ongoing expansion in electricity demand worldwide. This situation, the high potential for stable profitability in power-related businesses and the ready availability of funds for infrastructure investment are boosting global competition for acquiring prime IPP assets. In addition, environment-friendly energy production using such resources as wind power and biomass is drawing significant attention to the industry.

Strategies and Activities in Fiscal 2007

In the overseas EPC sector, we worked to diversify earnings sources amid intensifying competition, drawing on Marubeni's comprehensive strengths and long-cultivated expertise to win new power projects and penetrate such business fields as power plant-related services and maintenance. In overseas IPP operations, we improved the asset efficiency of existing power plants and acquired further prime assets worldwide. In the renewable energy sector, we continued to acquire new prime overseas assets in such areas as wind-power generation and supply businesses that use distributed power generation facilities.

As a result, in fiscal 2007, segment gross trading profit totaled ¥40.5 billion, and segment net income amounted to ¥11.5 billion on a consolidated basis.

Initiatives from Fiscal 2008

In the power plant EPC sector, we aim to bolster our industry presence and diversify and expand our earnings sources. Thus, we will aggressively enter such new operating domains as power plant-related services and maintenance and nuclear power plant-related operations. In the overseas IPP business, we will reestablish a structure for centralized asset management. Concurrently, we will expand our competitive portfolio in line with regional diversification and portfolio optimization policies in order to diversify risks and maximize investment returns. In retail power sales in Japan, we will work to secure new energy sources and to expand operations despite soaring energy prices. In the renewable energy sector, we will concentrate on acquiring prime U.S.-based wind-power and biomass generation assets. In the overseas water and sewerage systems sector, we will seek ways to generate synergies between our desalination and power projects in the Middle East. The Overseas Telecom & Information Department is focusing on projects related to IT infrastructure and public security systems in South Africa, Spain and Vietnam.

Fujairah 2 Power and Water Project in the UAE



The signing ceremony

Marubeni and U.K.-based International Power plc began construction on the Fujairah 2 independent power and water producer business, slated to go online in 2010, for Abu Dhabi Water & Electricity Authority (ADWEA). The December 17, 2007 financial document signing ceremony, hosted by Japan's Prime Minister Yasuo Fukuda, was held at the Prime Minister's office.

Acquisition of U.S. Wood Chip Biomass-Fueled Power Plant



Springfield power plant (New Hampshire, USA)

Marubeni has acquired a 16MW wood chip biomass-fueled power plant located in Springfield, New Hampshire, the United States. With this acquisition, the electric generating capacity of wood chip biomass-fueled power plants owned and operated by Marubeni in North America totals approximately 50MW.

Plant, Ship & Industrial Machinery Division



Message from the COO

The division is active in the four core business sectors of plant, transport, ship and industrial machinery. We leverage our expertise and knowledge in each of these sectors and, in collaboration with strategic partners, develop and promote a variety of projects, accurately identifying customers' needs. At the same time, we aggressively create new businesses and participate in investment projects that support and reinforce our core operations. In addition, we are actively pursuing projects in the new strategic fields of environmental and new energy projects, such as greenhouse gas (GHG) reduction projects as well as solar energy and bio-fuel projects.



Shingo Tsuda, Executive Officer, COO, Plant, Ship & Industrial Machinery Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	25.9
Equity in earnings	2.5
Segment net income	5.5
Segment assets	351.5

Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.

Departments

Heavy Machinery & Natural Resources Plant Dept.

Energy & Chemical Projects Dept.

Railway & Transport Project Dept.

Ship Dept.

Pulp & Paper Machinery Dept.

Industrial Machinery Dept.

Sources of Strength

- Extensive market knowledge and ability to pioneer new markets
- Solid customer relationships and a wealth of business experience in dealing with contractors in Japan and abroad
- Comprehensive risk management and capability to structure, arrange and provide financing
- Ability to create and structure various projects using Marubeni's comprehensive functions as a general trading house
- Independent engineering functions related to railway systems, and pulp and paper plant and machinery
- Strong ties with established industrial machinery manufacturers both in Japan and overseas

Business Topics



Large-Capacity Crude Oil Tanker

In July 2007, Sumitomo Heavy Industries Marine & Engineering Co., Ltd. completed the construction of a 105,000 dwt* crude oil tanker in its Yokosuka Shipyard. Construction was ordered by MI-DAS LINE S.A. of Panama. Applying its capabilities in project coordination, Marubeni, as a general trading house, is developing its global ship business worldwide.

*dwt: deadweight ton

Major Achievements under the "G" PLAN

- In the plant sector, the division entered into a large-scale loan agreement related to crude oil and petroleum product transactions in South America; received construction contracts for steel plants in India and other countries; and launched GHG reduction projects in certain countries, including China.
- The division expanded its transport related business by securing large-scale railway system projects in Turkey and other countries and commencing a freight railcar leasing business in various nations, including the United States.
- In the ship sector, the division increased newly built ship sales and expanded brokerage and chartering services for domestic and overseas ship-owners while enhancing the chartering activities of its own fleet.
- The division extended the scope of its industrial machinery business by increasing sales of pulp and paper machinery and equipment, mainly in Vietnam and China, and expanding solar energy and other new energy-related machinery and equipment businesses.

Industry Environment

In the plant and transport sectors, soaring natural resource prices are driving investment, particularly in oil-producing countries, where abundant petromoney is increasingly being channeled into infrastructure development. Simultaneously, these countries are seeing a growing need to attract outsourcers, providing ambitious enterprises with ample opportunities for market penetration.

In the ship sector, increased demand for natural resource transport is energizing the shipping market and boosting orders for newly built ships. With regard to the industrial machinery sector, stable demand supported by solid enthusiasm for capital investment is bringing a firm increase in business orders for pulp and paper machines, among others.

Strategies and Activities in Fiscal 2007

Amid this favorable environment, the division enhanced its comprehensive business capabilities by leveraging its extensive knowledge and expertise in the markets, products and structured financing and through collaboration with commodity-related departments of the Marubeni Group. In plant, infrastructure and industrial machinery projects, where we remain highly competitive, we won numbers of new EPC contracts and orders for newly built ships. Also, to enhance earnings power, we actively pursued investment projects in associated business fields.

As a result, in fiscal 2007, segment gross trading profit totaled ¥25.9 billion, and segment net income amounted to ¥5.5 billion on consolidated basis.

Initiatives from Fiscal 2008

We will reinforce our prime asset portfolio by expanding EPC projects and newly built ship sales and participating in new investment projects. In the plant sector, we will enter into midstream fields in the oil and gas industries and bolster our iron and steel-making plant services while actively developing GHG reduction projects in Asia and the CIS. In the transport sector, we will strengthen freight railcar leasing operations in the United States and accelerate European operations while working to penetrate such new fields as natural resource transport and railcar maintenance services. In the ship sector, we will foster chartering operations and enter into new businesses, including the operation of large LPG and LNG carriers and ship repair and building services. In the industrial machinery sector, we plan to establish a new engineering company to bolster business functions and expand sales of pulp and paper machinery and equipment while accelerating environmental and new energy businesses, such as solar energy and bio-fuel projects.

Second Phase of Trans-Bosporus Rail Link Construction



A Marubeni-led international consortium that includes the French Alstom Group and Turkish Dogus Holdings S.A. is building the second phase of "Marmaray," a trans-Bosporus rail link. This large-scale project includes the construction of a third 63-kilometer onshore rail track and the installation of power supply facilities and railroad signals as well as the refurbishment of existing facilities and equipment and station buildings.

Supply of a Large-Scale Papermaking Line



Marubeni delivered and began installing a large-scale papermaking line manufactured by Finland's Metso Corporation at the Niigata Mill of Hokuetsu Paper Mills, Ltd. in October 2007. The world's most modern and largest papermaking line and capable of producing 1,600 meters of 10.7-meter wide coated paper a minute, the line is scheduled to go on stream in autumn 2008.

Real Estate Development Division



Message from the COO

This division, in close cooperation with Group operating companies, conducts comprehensive condominium operations covering product planning, sales and post-sales management services. Cumulative sales currently exceed 72,000 units. The division has successfully developed the real estate investment business into a reliable profit driver through the effective establishment of real estate investment funds and investment in an asset management company affiliated with real estate investment trusts in Japan (J-REITs). Leveraging our extensive know-how accumulated through domestic operations, we are active in the development of residential and office buildings overseas, particularly in China.



Tadahiko Yamashita, Executive Officer, COO, Real Estate Development Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	32.4
Equity in earnings	0
Segment net income	2.6
Segment assets	325.1

*1: Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.
*2: Due to the reorganization of branches and branch offices within this division, figures presented above do not correspond to those calculated under the previous divisional structure.

Departments

Housing Development Dept.-I
Housing Development Dept.-II
Osaka Real Estate Development Dept.
Urban Development Dept.
Overseas Real Estate Development Dept.
Real Estate Business Dept.-I
Real Estate Business Dept.-II

Sources of Strength

- Ample experience and expertise in the condominium business
- Real estate development capability supported by multifaceted expertise in residential and office buildings and commercial facilities
- Asset management capability relating to real estate investment
- Diverse supporting companies that provide peripheral real estate services
- Extensive overseas development operations, mainly in China

Business Topics



CANAL FIRST TOWER (Koto-ku, Tokyo)

In March 2008, Marubeni and other enterprises completed the construction of CANAL FIRST TOWER, a high-rise condominium complex located in Toyosu, Shinonome, an attractive residential zone within greater metropolitan Tokyo. Marubeni enjoyed steady sales of this brand-new, 42-story building's 415 residential units.

Major Achievements under the "G" PLAN

- Marubeni participated in several large-scale projects, including a multipurpose complex in Nagoya, and urban redevelopment projects promoted by the Tokyo Metropolitan Government, thereby establishing more diversified property acquisition schemes.
- Marubeni expanded the scope of its real estate investment business by securing gains from sales of properties and investing in new properties and projects.
- In addition to housing sales in Shanghai, Marubeni began undertaking multipurpose complex development projects in Tianjin and Shenyang in China.

Industry Environment

In the first half of fiscal 2007, the real estate industry enjoyed a period of steady growth overall. Supporting favorable market conditions were strong economic trends that drove robust condominium sales along with active demand for office buildings and commercial facilities from real estate funds and J-REITs. In the second half, however, the real estate market exhibited initial signs of a slight slowdown, reflecting the implementation of revision to the Building Standards Law of Japan, surges in construction costs and economic uncertainties triggered by the U.S. subprime loan crisis.

Strategies and Activities in Fiscal 2007

In the housing business in Japan, the division diversified its property acquisition schemes through the formation of joint ventures and the development of multipurpose complexes. With regard to the real estate investment business serving J-REITs and investment funds, we worked to increase earnings opportunities through an enhanced alliance with Marubeni-affiliated asset management companies and funds. In addition, through its overseas real estate-related business, the division advanced residential development in Shanghai, expanded operations into major Chinese cities other than Shanghai and penetrated such new fields as office building and commercial facility development. We accelerated efforts to increase earnings in these three core businesses.

As a result, in fiscal 2007, segment gross trading profit totaled ¥32.4 billion, and segment net income amounted to ¥2.6 billion on a consolidated basis.

Initiatives from Fiscal 2008

The division has identified the housing business in Japan, the real estate investment business serving J-REITs and investment funds and the overseas real estate-related business as its core operating areas. With the aim of diversifying the types of property acquired through its domestic housing business, in October 2007 the division established the Mixed-Use Development & Urban Redevelopment Team, which is tasked with undertaking large-scale redevelopment projects and reconstructing various existing condominium complexes from a long-term perspective. We aim to step up our investment in the real estate investment business while strengthening our fee-based businesses by accepting real estate asset management agency work obtained through Marubeni Asset Management Corporation established in November 2007. In the overseas real estate-related business, we will further expand existing residential development operations in Shanghai. Also, we will extend operations into other major Chinese cities, such as Tianjin and Shenyang, undertaking the development of commercial facilities and office buildings.

NAGOYA PRIME CENTRAL (Nagoya, Aichi Prefecture)



In Nagoya's Mei-eki district, where the concentration of commercial and business functions is heightening, Marubeni is participating in a large-scale multipurpose complex redevelopment project comprising a 24-story office building and a 29-story condominium complex. Marubeni has begun construction on the property and plans to complete it in spring 2009.

Tianjin Complex Development (Tianjin, China)



In the Heping District of central Tianjin, Marubeni is undertaking a joint development project with Hong Kong-based Sun Wah Group for a multipurpose facility. This extensive property will include condominium complexes, commercial facilities, office space and serviced apartment buildings.

FT, LT, IT & Innovative Business Division



Message from the COO

The FT, LT, IT & Innovative Business Division pursues operations in fields that are relatively new to general trading houses. The basic concept behind our activities rests in the provision of outstanding services created through the optimal combination of services found throughout the breadth of tertiary industries. We have placed the highest priority on the establishment of a value chain that creates added value by flexibly meeting changes in Japan's industrial structure and integrating existing and new businesses. Accordingly, we will actively undertake necessary acquisitions and form strategic alliances with third parties to foster the division's innovative functions.

Hidehisa Saito, Executive Officer, COO, FT, LT, IT & Innovative Business Division

(Billions of yen)

Year ended March 31	2008
Gross trading profit	41.6
Equity in earnings	0.8
Segment net income	-1.9
Segment assets	253.6

Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.

Sources of Strength

- Fund management capabilities backed by experience
- Wide-ranging logistics solutions and the leading position among general trading houses in the container terminal business
- Outstanding track record and extensive expertise in the insurance brokerage business
- A pioneer in domestic emissions credit trading
- Superior ability to provide comprehensive IT business solutions

Departments

Finance Business Dept.
FOREX & Financial Products Dept.
Logistics Business Dept.
Insurance Business Dept.
Solution Business Dept.
Network Business Dept.
Life Care Business Dept.
New Business Development Dept
Business Incubation Dept.

Business Topics

Resta リスタ
地震被災者のための生活再建費用保険

Insurance Underwriting Business

Through investment in Shinsai Partners Inc., a small-amount, short-term earthquake insurer, Marubeni has ensured a more balanced insurance business portfolio. This move complements its established insurance brokerage business with underwriting operations. From fiscal 2008, we will strive to expand the insurance underwriting business.

Major Achievements under the "G" PLAN

- The division has built a track record in the fund business, leveraging Marubeni's extensive network and comprehensive capabilities for incubating businesses.
- While accumulating experience in domestic emissions credit trading, the division has solidified the foundation required to penetrate into equivalent European markets.
- Marubeni Information Systems Co., Ltd. and Marubeni Solutions Corporation merged on October 1, 2007, expanding the scope of operations of both companies.
- As part of efforts to bolster its outsourcee functions, Marubeni formed a capital and business alliance with Q&A Corporation, an IT support service provider.

Industry Environment

Turmoil in the global financial market due to the U.S. sub-prime loan crisis dampened financial investments and exports to North America. The year was marked, however, by a number of successes, including steady growth in our insurance and overseas container terminal businesses and the receipt of import approval by Given Imaging KK, a Marubeni affiliate, for capsule endoscopes manufactured by Israel-based Given Imaging Ltd. Overall, the IT market seems to be experiencing a growth phase, reflecting improved market performance; however, competition in terms of services and pricing is intensifying. The mobile communications industry has matured, leading to the reorganization of sales agent structures, robust IT investment in the private sector and strong demand for IT-related outsourcing.

Strategies and Activities in Fiscal 2007

Net income in this division fell into the red due to the sluggish performance of financial investments undertaken by our finance-related subsidiaries in Europe. In the finance sector, we increased buyout fund investments and reinforced dealing functions. In the insurance sector, we entered into the underwriting business and promoted the development and administration of insurance-related IT systems. In the innovative business sector, we began full-fledged emissions credit sales. In the information and communication sector, we accelerated the expansion of infrastructure- and network-related services. In the logistics and related solutions sector, we streamlined our operational structure by pursuing mergers and consolidations while acquiring and forming capital tie-ups with third parties.

As a result, in fiscal 2007, segment gross trading profit totaled ¥41.6 billion, and segment net income amounted to negative ¥1.9 billion on a consolidated basis.

Initiatives from Fiscal 2008

In the finance sector, the division will reinforce its buyout fund investment functions. Regarding the logistics sector, we will expand and upgrade our logistics services and accelerate investments in our container terminal operations. In the insurance sector, we will work to bolster our underwriting business. Concerning the innovative business sector, we will strengthen our emissions credit trading and step up our mail order business while boosting activities aimed at identifying potential businesses, particularly in the fields of biotechnology and other innovative technologies. In order to attain a greater presence in the information and communication sector, we will enhance our operations in the network, solutions and distribution fields while fortifying our operations in the outsourcing field. With an eye also on strategic M&A and business alliances in these four fields, the division will aim to become a top-notch provider of high-value-added IT services for a wider variety of clients.

International Transaction Log (ITL) Launched



In accordance with the Kyoto protocol, the ITL system manages the global transfer of emissions credits. Japan was connected to the ITL in November 2007, becoming the first country to do so. Following the connection launch, the emissions credits that Marubeni purchased were transferred into its account. Marubeni will actively engage in the emissions credit business.

Eee PC Advanced Internet Device Debuted in Japan


ee PC

Marubeni began domestic sales of Eee PC, a compact notebook PC manufactured by ASUSTeK Computer Inc., in January 2008. During the last two-month period in 2007, approximately 350,000 Eee PC units were shipped to North America and other regions. The first shipment to Japan was sold out on the day of its market release, demonstrating the product's enormous popularity.

Iron & Steel Strategies and Coordination Department

This department was established in May 2001, ahead of the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc. (MISI), a company founded on October 1, 2001. The department closely coordinates activities among MISI, Marubeni Construction Material Lease Co., Ltd., Thai Cold Rolled Steel Sheet Public Co., Ltd. (TCR) and other operating companies, which, in turn, promote more organic functions in the iron and steel business and every industry in which Marubeni Group divisions are active.

Performance in Fiscal 2007, ended March 2008, and Initiatives from Fiscal 2008

In the seven years since its founding, MISI has been making its presence felt as a leading trading company in the steel sector. In fiscal 2007, MISI enjoyed robust results centered on the shipbuilding, automotive and industrial machinery fields in Japan, as well as brisk exports.

TCR, a joint venture between JFE Steel Corporation and the Sahaviriya Group of Thailand, is a manufacturer of cold rolled steel sheets, which are primarily used in the production of automobiles and home appliances. TCR has steadily ramped up both output and sales volumes since operations commenced in 1997, providing high-quality cold rolled steel sheets to Japanese companies with localized operations and other sources of demand in Thailand. Marubeni Construction Material Lease listed on the First Section of the Tokyo Stock Exchange and, having already staked out a corner of the heavy scaffolding and construction materials industry, is steadily broadening its business scope.

As a holding division for operating companies involved in iron and steel products, the Iron & Steel Strategies and Coordination Department will remain committed to growing earnings and generating new businesses via its operating companies. At the same time, the department is upgrading its intelligence functions, namely its capacity to gather, assess and provide market data pertaining to target customers, steel products and other market aspects, as well as its solutions functions, essentially its ability to analyze current trends, identify key topics and propose solutions. In this way, the department is determined to help Marubeni maintain the comprehensive nature of its iron and steel product businesses.

(Billions of yen)

Year ended March 31	2008
Gross trading profit	1.0
Equity in earnings	17.4
Segment net income	16.5
Segment assets	105.1

Due to the divisional reorganization at the beginning of fiscal 2008, financial results through fiscal 2006 are not presented.

Business Topics



Establishment of MIM Steel Processing GmbH

MIM, a processor and distributor of steel sheets, is a joint venture established in September 2007 between MISI and the CLN Magnetto Group. Based in Germany, MIM mainly targets Japanese television manufacturers, which are rapidly expanding their presence in the Central and Eastern European regions. The company recently initiated its marketing activities, taking advantage of its superior processing technology for specialty products, which include color coated steel sheets.



TCR

The Thai automobile industry is aiming to become the "Detroit of Asia." TCR focuses heavily on supplying this sector and the rest of Thailand with around 750,000 to 800,000 metric tons of high-quality cold rolled steel each year. At the same time, TCR exports between 150,000 to 200,000 metric tons of these products to other fast-growing neighboring countries in Asia.

Abu Dhabi Trade House Project Department

This department formed a general trading house in Abu Dhabi as a joint venture with the government of the Emirate of Abu Dhabi, UAE. Combining the funding capabilities and credit standing of Abu Dhabi with Marubeni's expertise in the development of products and services and project coordination, the department engages in new business creation in Abu Dhabi and other nations in the Middle East and North Africa.

In May 2007, Marubeni and the government of the Emirate of Abu Dhabi, UAE, established Abu Dhabi Trade House LLC (ADTH) to focus on the three core business areas of trade, investment and project development. ADTH has been conducting feasibility studies on the commercial viability of potential business and other opportunities. Operating as a trading house, ADTH aims to expand the scope of its business and contribute to the development and expansion of emerging industries within Abu Dhabi through a broad spectrum of promising businesses, including petrochemical operations; the import, export, fabrication and distribution of construction materials; metal product operations; foodstuff operations; and the provision of environmental solutions.



Marubeni and ADTH concluded a memorandum of understanding in December 2007 with the Emirate of Abu Dhabi's wholly owned date grower Al Foah LLC for date sales in Japan. <From left: Rashed Mubarak Al Hajeri, Chairman, Al Foah; Nobuo Katsumata, former President and CEO, Marubeni; and Hussain Al Nowais, Chairman, ADTH>


IRAQ
IRAN
KUWAIT
Persian Gulf
SAUDI ARABIA
QATAR
UNITED ARAB EMIRATES
OMAN
YEMEN
Arabian Sea



The fast-growing metropolis of Abu Dhabi


Ras Al Khaimah
OMAN
Umm al-Qawain
Ajman
Dubai
Sharjah
OMAN
Fujairah
Abu Dhabi
OMAN
UNITED ARAB EMIRATES

Overseas Operations

The Marubeni Group currently maintains 115 corporate overseas offices, consisting of 63 corporate subsidiaries and 52 branches and liaison offices, as well as 248 divisional subsidiaries. This extensive network enables Marubeni to undertake operations in a spectrum of fields on a global scale.

The corporate overseas offices are tasked with promoting Group initiatives in their individual locations, while each divisional subsidiary pursues business development related to specific products in line with their respective division's product strategies. Thus, the management of Marubeni's overseas operations takes into account the perspectives of both corporate overseas offices and divisional subsidiaries. Seeking to expand overseas operations, we are optimally coordinating the division- and product-specific sales and marketing strategies of the divisional subsidiaries with the region-specific joint activities corporate overseas offices are undertaking with local corporations.

Today, the majority of the Marubeni Group's revenues and earnings derive from overseas markets, and the overseas sales ratio is on a continuously upward trend. Given these circumstances, Marubeni has assigned Regional CEOs for the five major geographical segments of the Americas, Europe, China, ASEAN and the Middle East and North Africa with the aim of strengthening and boosting our comprehensive activities in overseas markets. Regional CEOs are in charge of promoting and coordinating the Group's regional strategies at their assigned locations while working to generate synergies among divisions, corporate overseas offices and divisional subsidiaries.





Koichi Mochizuki

Senior Managing Executive Officer
Regional CEO for the Americas

● The Americas

Recording good performances in U.S. grain exports and agricultural material sales, Marubeni is actively pursuing power-related, energy, mineral, forest-related and other natural resource operations in the Americas.

During 2007, sub-prime mortgage-linked issues triggered a slowdown in the U.S. economy that contrasted with favorable market conditions in resource-rich growing economies in Central America and South America.

A Marubeni America Corporation subsidiary posted a fourth straight year of record profits due to robust sales of corn fueled by the increased acreage of the crop being grown for use as a bio-ethanol raw material. Moreover, through M&A we expanded our refrigerated trailer leasing operations into Canada and penetrated the enormous U.S. auto parts aftermarket.

In power-related businesses, we acquired U.S. biomass power plants and became the first Japanese company to participate in integrated utilities and IPP operations in four Caribbean nations.

Our natural resource and energy operations now include an LNG project in Peru, petroleum product purchasing in Venezuela and ethyl tertiary butyl ether (ETBE) exporting from Brazil to Japan.

Throughout the Americas, Marubeni will work to reinforce its prime asset portfolio through M&A and other means.


HELENA

Grower-oriented sales activities of Helena Chemical Company, a Marubeni America Corporation subsidiary.



Shigemasa Sonobe
Executive Officer
Regional CEO for Europe

○ Europe

Marubeni maintains operations in a wide range of sectors in Europe. Drawing on its extensive commercial capabilities, Marubeni is working to broaden the scope of its business activities in the region.

Euro zone countries posted average economic growth of 2.6% in 2007, or 2.9% on a 27 EU member state basis, buoyed by healthy market conditions. Over half of the economically dynamic Central and Eastern European members recorded annual growth surpassing 6%.

Future regional strategies call for accelerating operations in these countries and developing commodities trading and infrastructure projects in Russia west of the Urals and the Ukraine. We are also concentrating on environmental and renewable energy-related projects in these regions.

In line with its product strategy, Marubeni Europe has succeeded in identifying high-value-added, plastics-related niche products and promoting sales of distinctive brands.

Working closely with more than 20 European Group companies operated directly by divisions at Marubeni Head Office, Marubeni Europe is creating a business structure that draws on comprehensive Group strengths.



Marubeni supplies these highly efficient photovoltaic modules, which are manufactured in Japan, to a solar power project in Spain.



Norihiro Shimizu
Managing Executive Officer
Regional CEO for China

● China

The Marubeni Group's handling volume in China exceeded ¥1 trillion in fiscal 2007. We are accelerating the expansion of our Chinese operations through aggressive investment.

China's burgeoning economy is impacting the globe, and the 2008 Beijing Olympic Games and 2010 Shanghai Exposition are expected to propel further growth.

Marubeni opened its first representative office in China in 1979 and today holds approximately US$610 million in equity in 137 Group companies in China and Hong Kong. We continue to expand through coordinated regional strategies and initiatives at the division and local subsidiary levels.

In fiscal 2007, the Group recorded trading transactions exceeding ¥1 trillion. A US$30 million capital increase in Marubeni China Co., Ltd., has better positioned us to initiate investment from within China.

Expecting further domestic demand-led economic growth, we are expanding local retail operations while promoting flagship environmental and energy-saving businesses and undertaking projects in third countries with Chinese partner companies.



Established in 1998, the joint-venture Shanghai House Property Development, Co., Ltd. has undertaken a number of condominium development projects, including Lu Ming Garden.



Chihiro Shikama
Executive Officer
Regional CEO for ASEAN

● ASEAN

Building on long-standing strong relationships of mutual trust with local business partners, Marubeni is working to develop new businesses within the ASEAN region, where economic integration is gaining significant momentum.

ASEAN marked its 40th anniversary in August 2007. Over the last four decades, ASEAN countries have achieved dramatic economic growth and expanded their presence in the international community. Recently, Japan has entered into economic partnership agreements and bilateral investment treaties with certain ASEAN countries. In light of the accelerating economic integration of the region, it is certain that such partnerships will further expand and deepen as ASEAN countries come to serve as economic hubs.

Marubeni has developed various businesses in the region, including power generation operations in the Philippines and Thailand and acacia tree-planting and pulp manufacturing in Indonesia. As Japan, China, India and other Asian economic majors continue to strengthen their ties with ASEAN countries, Marubeni will leverage its long-nurtured connections with many regional business partners to ride the tide of dynamic economic integration. In this way, we will pursue new trading operations and project development to contribute to the region's further economic development.



Singapore's central business district is a hub for technological development throughout Asia.



Tetsuya Takeshita
Executive Officer
Regional CEO for Middle East & North Africa

The Middle East and North Africa

Boasting many large-scale projects and accelerated overseas investments, all backed by considerable financial reserves, the Middle East continues to be one of Marubeni's top-priority markets.

With overall large-scale project investment in the region estimated at US$2 trillion, local investors continue to eye the markets of Europe and the United States, despite signs of potential slowdown. Through investment, the region's oil-producing countries are expanding their global presence.

Marubeni is involved in the region's largest LNG project (in Qatar) as well as the off-taking and distribution of crude oil and petroleum products.

Marubeni has ongoing IWPP projects in Abu Dhabi, Qatar, Saudi Arabia and Turkey. We are constructing a monorail system in Dubai and a portion of an undersea rail tunnel beneath Turkey's Bosporus Straits linking Asia and Europe. Also, we are pursuing orders for large-scale infrastructure-related projects in Qatar and Abu Dhabi.

Building on its long-standing relationships in the region, Marubeni is bolstering its activities related to development projects, consumer products and other fields.



Taweelah B IWPP project in the Emirate of Abu Dhabi, UAE.

Overseas Network


Supervised by:
O Head Office, Other
● Regional CEO for the Americas (p. 70)
o Regional CEO for Europe (p. 71)
● Regional CEO for China (p. 71)
● Regional CEO for ASEAN (p. 72)
● Regional CEO for Middle East & North Africa (p. 72)

Africa
Addis Ababa
Algiers
Johannesburg
Lagos
Lusaka
Nairobi
Tripoli

Europe
Athens
Bucharest
Budapest
Dublin
Dusseldorf
Hamburg
London
Madrid
Milan
Oslo
Paris
Prague
Risley
Warsaw

Middle East
Abu Dhabi
Amman
Ankara
Baghdad
Cairo
Doha
Dubai
Istanbul
Kabul
Kuwait
Muscat
Riyadh
Sana'a
Tehran

CIS
Almaty
Khabarovsk
Kiev
Moscow
St. Petersburg
Tashkent
Yuzhno-Sakhalinsk

Oceania
Auckland
Melbourne
Perth
Sydney

China
Beijing
Changchun
Chengdu
Dalian
Guangzhou
Hong Kong
Kunming
Nanjing
Qingdao
Shanghai
Shenzhen
Tianjin
Xiamen

Asia
Bangkok
Chittagong
Dhaka
Goa
Hanoi
Ho Chi Minh City
Islamabad
Jakarta
Karachi
Kolkata (Calcutta)
Kota Kinabalu
Kuala Lumpur
Kuching
Lahore
Manila
Mumbai (Bombay)
New Delhi
Phnom Penh
Seoul
Sibu
Singapore
Taipei
Ulan Bator
Vientiane
Yangon

North America
Detroit
Houston
Los Angeles
Mexico City
New York
Omaha
Portland
Silicon Valley
Toronto
Vancouver
Washington D.C.

Central and South America
Bogota
Buenos Aires
Caracas
Lima
Rio de Janeiro
Salvador
San Jose
Santiago
Sao Paulo

Overseas Corporate Subsidiaries

Marubeni America Corporation
(New York)

Marubeni Mexico S.A. de C.V.
(Mexico City)

Marubeni Venezuela C.A.
(Caracas)

Marubeni Brasil S.A.
(Sao Paulo)

Marubeni Argentina S.A.
(Buenos Aires)

Marubeni Chile LTDA.
(Santiago)

Marubeni Europe P.L.C.
(London)

Marubeni Saudi Arabia Co., Ltd.
(Riyadh)

Marubeni Iran Co., Ltd.
(Tehran)

Marubeni Nigeria Ltd.
(Lagos)

Marubeni India Private Ltd.
(New Delhi)

Marubeni Singapore Pte. Ltd.
(Singapore)

Dagangterus Sdn. Bhd.
(Kuala Lumpur)

Marubeni Thailand Co., Ltd.
(Bangkok)

P.T. Marubeni Indonesia
(Jakarta)

Marubeni Philippines Corporation
(Manila)

Marubeni China Co., Ltd.
(Shanghai)

Marubeni Hong Kong & South China Ltd.
(Hong Kong)

Marubeni Taiwan Co., Ltd.
(Taipei)

Marubeni Korea Corporation
(Seoul)

Marubeni Australia Ltd.
(Sydney)

Marubeni New Zealand Ltd.
(Auckland)

(As of April 1, 2008)

Major Subsidiaries and Affiliates

Food Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Benirei Corporation	Domestic sale of seafood and processed seafood products, commercial cold storage	Japan	98.76%
	Marubeni Chikusan Corporation	Marketing of livestock, meat and processed products	Japan	100.00%
	Marubeni Egg Corporation	Production and sale of eggs	Japan	100.00%
	Marubeni Foods Corporation	Sale of general processed foods, coffee, fresh vegetables and fruit, and green tea	Japan	99.99%
	Marubeni Foods Investment Co., Ltd.	Investment in retailers for Food Group of Marubeni	Japan	100.00%
	Marubeni-Mitsuhashi Rice, Inc.	Wholesale of rice and processed rice	Japan	51.00%
	Marubeni Nisshin Feed Co., Ltd.	Manufacture and sale of compound feed	Japan	60.00%
	Marubeni Retail Investment Corporation	Shareholding activities	Japan	100.00%
	Nacx Nakamura Corporation	Wholesale, transportation and processing of frozen foods, refrigerated warehousing	Japan	83.52%
	Nippon Chunky Co., Ltd.	Broiler grandparent stock (GPS) farming, parent stock (PS) production	Japan	100.00%
	Pacific Grain Terminal Co., Ltd.	Port elevator operation, warehousing, customs clearance, other	Japan	78.40%
	Tokyo Flour Milling Co., Ltd.	Production and sale of wheat flour, mixed flour and bran, sale of dried noodles, etc., warehousing (wheat silos)	Japan	59.36%
	Yamaboshiya Co., Ltd.	Wholesale of confectionery	Japan	77.58%
Overseas	Cia. Iguacu de Café Solúvel	Manufacture, export and domestic sale of instant coffee	Brazil	72.43%
	Columbia Grain, Inc.	Grain handling in own facilities and interior storages	U.S.A.	100.00%
	Columbia Grain International, Inc.	Grain trading in U.S. and export markets	U.S.A.	100.00%
	North Pacific Seafoods, Inc.	Processing of Alaskan seafood, import and export of tuna, import of Japanese foods	U.S.A.	100.00%
	Rangers Valley Cattle Station Pty. Ltd.	Cattle feedlot operation and beef production as a consigned abattoir, supply of high-grade beef for Japan and other countries	Australia	100.00%
Affiliates				
Domestic	Central Japan Grain Terminal Co., Ltd.	Grain warehousing, stevedoring and transportation	Japan	50.00%
	The Daiei, Inc.	Operation of general merchandise stores	Japan	29.52%
	Hasegawa Co., Ltd.	Wholesale of confectionery	Japan	35.00%
	Kamaishi Grain Terminal Co., Ltd.	Grain warehousing, stevedoring and transportation	Japan	30.00%
	Kanto Grain Terminal Co., Ltd.	Handling and storage of imported grain for feed, mainly corn, sorghum, barley, soybean meal and beet pulp pellets	Japan	25.00%
	The Maruetsu, Inc.	Supermarket chain	Japan	29.72%
	Miyako Sugar Manufacturing Co., Ltd.	Manufacture and sale of sugar	Japan	25.17%
	The Nisshin OilliO Group, Ltd.	Business related to oil, meal and beans, health foods and fine chemicals	Japan	15.15%
	SFoods Inc.	Manufacture and sale of processed meat products, prepared food products, sauces and seasonings, sale of foodstuffs	Japan	15.12%
	Ten Corporation	Tempura and tempura bowl restaurant chain operator	Japan	15.00%
	Tobu Store Co., Ltd	Supermarket chain	Japan	30.30%
	Tokyo Allied Coffee Roasters Co., Ltd.	Manufacture and wholesale of roasted coffee	Japan	23.82%
	Toyo Sugar Refining Co., Ltd.	Sugar refining	Japan	39.32%
Overseas	Great Wall Dalian Investment Co., Ltd.	Investment in a broiler raising and processing company	British Virgin Islands	40.00%
	Terlogs Terminal Maritimo Ltda.	Storage and loading of bulk cargoes, such as grain, fertilizer, etc.	Brazil	25.50%
	Viñas Argentinas S.A.	Production and sale of grape juice concentrate and wine	Argentina	40.00%
	Weifang Meicheng Foodstuffs Company Ltd.	Wholesale hatching and processing of chickens, sale of broilers and several processed foods	China	20.00%

Lifestyle Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Benny Toyama Corporation	Manufacture of fishing nets and warp-knit products	Japan	96.68%
	Kyoto Marubeni Co., Ltd.	Wholesale of Japanese kimonos and related products	Japan	99.91%
	Marubeni CLS Corporation	Sale of man-made leather	Japan	100.00%
	Marubeni Footwear Inc.	Export, import and sale of footwear	Japan	100.00%
	Marubeni Fashion Link, Ltd.	Wholesale of fabrics, textile products, garments and fashion accessories	Japan	100.00%
	Marubeni Fashion Planning Corp.	Consulting on fashion merchandising, planning, design and research	Japan	100.00%
	Marubeni Intex Co., Ltd.	Wholesale of industrial- and home interior-use ready-made textile goods and materials	Japan	100.00%
	Marubeni Mate Co., Ltd.	Design, production, sale and rental of uniforms, subcontracting of related clerical operations	Japan	100.00%
	Marubeni Techno Rubber Corporation	Wholesale of rubber materials and chemicals	Japan	100.00%
	Marubeni Tex Co., Ltd.	Wholesale of textile piece goods	Japan	100.00%
	PROAVANCE corporation	Import and domestic sale of fitness equipment and sports products, sale of golf grips and other products	Japan	100.00%
Overseas	Belterra Corporation	Sale of conveyor belts, parts and other industrial rubber products and the provision of related services	Canada	100.00%
	B-Quik Co., Ltd.	Sale of tires and other automobile supplies, operation of car maintenance service chain in Thailand	Thailand	90.00%
	Marubeni Business Machines (America), Inc.	Sale of copying machines and other office equipment in Central and South America	U.S.A	100.00%
	Marubeni Footwear Resources Limited	Development and sourcing for footwear, bags and related materials	China	100.00%
	Marubeni International Commodities (Singapore) Pte. Ltd.	Sale of natural rubber and related products	Singapore	100.00%
	Marubeni Textile Asia Pacific Ltd.	Import, export and domestic trading of textile materials and garments	China	100.00%
	Marubeni Textile (Shanghai) Co., Ltd.	Import, export and domestic trading of textile materials and garments via bases in China	China	100.00%
	Shanghai Tong Nuan Hong Knitting Co., Ltd.	Production and sale of socks	China	90.00%
	Shanghai Xin Song Hong Textile Decorations Co., Ltd.	Manufacture of acrylic printed floor mats	China	86.78%
	UNIMAC Rubber Co., Ltd.	Production and sale of natural rubber	Thailand	75.00%
	Wonderful Saigon Garment Co., Ltd.	Production of uniforms and other clothing	Vietnam	51.00%
Affiliates				
Domestic	ASPLUND Co., Ltd.	Operation of furniture and miscellaneous goods retail shops and tearooms, planning, import, and sale of furniture and miscellaneous goods for hotel, tearoom, office and home use	Japan	20.00%
	CAMS Chain Corporation	Sale of automobile accessories	Japan	33.30%
	Fabricant Co., Ltd.	Manufacture and sale of Lacoste-brand apparel and other related products	Japan	33.36%
Overseas	Jiangyin Nikke Worsted Spinning Co., Ltd.	Production and sale of combed wool	China	30.00%
	Konica Minolta Business Solutions Do Brasil Ltda.	Assembly and sale of copiers	Brazil	49.00%
	N.V. Yokohama Belgium S.A.	Sale of Yokohama tires in Belgium and Luxembourg	Belgium	33.40%
	Shanghai Xin Yuan Hong Yarn Dyeing Co., Ltd.	Dyeing of synthetic blends, cotton and wool yarn	China	50.00%
	Thaimac STR Co., Ltd.	Production and sale of natural block rubber (STR)	Thailand	49.00%
	Thai Textile Development & Finishing Co., Ltd.	Dyeing and finishing of cotton and synthetic fabrics	Thailand	27.11%
	Yokohama Reifen GmbH	Sale of Yokohama tires in Germany	Germany	25.00%
	Yokohama Tyre Australia Pty. Ltd.	Sale of Yokohama tires in Australia	Australia	40.00%

Major Subsidiaries and Affiliates

Forest Products Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Forestnet Co., Ltd.	Internet sale and marketing of printing/writing paper, other related services	Japan	65.00%
	Fuji Coated Paper Co., Ltd.	Production, sale and marketing of coated paper	Japan	100.00%
	Fukuyama Paper Co., Ltd.	Manufacture of medium board and paper tube materials	Japan	55.00%
	Koa Kogyo Co., Ltd.	Manufacture of medium board, containerboard and printing paper	Japan	79.95%
	Marubeni Building Materials Co., Ltd.	Wholesale of wood products and construction materials	Japan	100.00%
	Marubeni Cement & Construction Materials Co., Ltd.	Wholesale of cement and construction materials	Japan	90.00%
	Marubeni Lumber Co., Ltd.	Sawmilling and wholesale of logs and lumber	Japan	100.00%
	Marubeni Office Supply Co., Ltd.	Conversion and sale of information processing paper	Japan	97.12%
	Marubeni Paper & Pulp Logistics Co., Ltd.	Integrated logistics management of imported and domestic paper and pulp products	Japan	92.01%
	Marubeni Paper Recycle Co., Ltd.	Assortment and sale of wastepaper	Japan	100.00%
	Marubeni Pulp & Paper Sales Co., Ltd.	Wholesale of all types of paper	Japan	88.48%
	Mascot-Chemical Paper Co., Ltd.	Manufacture and sale of cash register paper	Japan	70.78%
	Sumatra Pulp Corporation	Capital contributions towards P.T. Tanjungenim Lestari Pulp & Paper	Japan	49.95%
	Taiei Sangyo Co., Ltd.	Plastics thermoforming	Japan	88.48%
Overseas	Intragrated Resources Holdings, Inc.	Sale of printing paper, consulting service	U.S.A.	100.00%
	Marubeni Pulp & Paper North America, Inc.	Sale of paper, paperboard, pulp and wood chips	U.S.A.	100.00%
	Marubeni Pulp & Paper Sales Europe GmbH	Sale of thermal paper, inkjet paper and pulp	Germany	100.00%
	Nantong Jiehong Recycle Corporation	Collection and sale of wastepaper	China	75.00%
	Pan Pacific Fiber, Inc.	Collection and sale of wastepaper	U.S.A.	66.70%
	P.T. Musi Hutan Persada	Plantation investment and management, sale of pulp logs from plantation forests	Indonesia	60.00%
	P.T. Tanjungenim Lestari Pulp & Paper	Production and sale of acacia-based wood pulp	Indonesia	85.05%
	Southern Plantation Forest Pty. Ltd.	Management of hardwood plantation	Australia	57.19%
Affiliates				
Domestic	Marusumi Paper Co., Ltd.	Manufacture and sale of printing paper and pulp	Japan	32.16%
	Well Corporation	Collection and sale of office wastepaper and classified documents	Japan	40.00%
Overseas	Amapa Florestal e Celulose LTDA	Management of plantation, production and export of wood chips	Brazil	50.00%
	Daishowa-Marubeni International Ltd.	Manufacture and sale of pulp	Canada	50.00%
	Long Chen Paper (China) Holdings Co., Ltd	Holding company of Long Chen Paper Co., Ltd., engaged in containerboard and converting business in China.	China	15.57%
	Marusumi Whangarei Co., Ltd.	Manufacture and sale of wood chips	New Zealand	49.00%
	WA Plantation Resources Pty. Ltd.	Management of plantation, production and export of wood chips	Australia	50.00%

Chemicals Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Marubeni Chemix Corporation	Sale and foreign trade of organic chemicals, functional chemicals and pharmaceutical intermediates	Japan	100.00%
	Marubeni Plax Corporation	Sale and foreign trade of plastic resin and products	Japan	100.00%
	Saitama Pet Bottle Recycle Co., Ltd.	Production and sale of PET flakes made from used PET bottles	Japan	100.00%
	Shinko Chemical Terminal Co., Ltd.	Management of storage terminals of chemical products	Japan	85.50%
Overseas	Agrovista B.V.	Holding company of agrochemicals distributors in the U.K. and the Netherlands	U.K.	100.00%
	Helena Chemical Company	Distribution of agrochemicals, fertilizer and seeds	U.S.A.	100.00%
	Jiangmen Senkei Chemical Tank Storage Co., Ltd.	Operation of molten caprolactam storage facilities	China	100.00%
	Marubeni Chemical Asia Pacific Pte. Ltd.	Import, export and offshore trade of organic and specialty chemicals, plastic resin and electronic-related materials	Singapore	100.00%
	Marubeni Chemicals & Plastics (Hong Kong) Ltd.	Import, export and offshore trade of chemicals, plastics and related materials	China	100.00%

	Company Name	Description of Operations	Country/Area	Percentage of Voting Rights
	Marubeni Chemicals (Shanghai) Co., Ltd.	Import, export and domestic trade of chemicals and plastics	China	100.00%
	Marubeni Information Technology (Shanghai) Co., Ltd.	Import and export of electronic-related components and materials	China	100.00%
	Marubeni Specialty Chemicals (Europe) GmbH	Sale and foreign trade of specialty chemicals and electronic-related materials in Europe	Germany	100.00%
	Marubeni Specialty Chemicals Inc.	Sale and foreign trade of specialty chemicals and plastics in the U.S.A.	U.S.A.	100.00%
	Nantong Wanhong Agrochemical Co., Ltd.	Formulation and sale of agrochemicals	China	85.00%
	Polyglory (Hong Kong) Ltd.	Manufacture and sale of PE films	China	96.28%
	Tianjin Benny Trading Co., Ltd.	Import and export, storage and domestic sale of molten sulfur	China	67.20%
	ZAO FujiFilm RU	Sale of photosensitive materials and products	Russia	100.00%
Affiliates				
Domestic	Jurlique Japan Company Limited	Import and sale of products of cosmetic goods manufactured by Jurlique International Pty. Ltd.	Japan	50.00%
	Katakura Chikkarin Co., Ltd.	Production and sale of fertilizer, sale of LPG, feedstuffs and foods	Japan	24.77%
	Konan Laminate Co., Ltd.	Processing of lamination and manufacture of paper products	Japan	35.00%
	Polytech Incorporated	Manufacture and sale of polyester sheet	Japan	41.98%
	Shoei Chemical Co., Ltd.	Manufacture (OEM) of paint and paint thinner	Japan	27.00%
	Sun Agro Co., Ltd.	Production and sale of fertilizer, sale of agricultural chemicals, golf-related business	Japan	22.78%
Overseas	Agricultural Chemicals (Malaysia) Sdn. Bhd.	Manufacture and sale of agrochemicals	Malaysia	29.55%
	Chlor-Alkali Unit Pte. Ltd.	Sale of salt and gypsum for Dampier Salt	Singapore	21.51%
	CMK Electronics (Wuxi) Co., Ltd.	Development, manufacture and sale of PCB	China	20.00%
	Dampier Salt Limited	Production and sale of salt and gypsum	Australia	21.51%
	Image Ukraine CJSC	Sale of photosensitive materials and products	Ukraine	76.00%
	Key Plastics (Dalian) Co., Ltd.	Manufacture and sale of tools and plastic products	China	20.00%
	MGC Advanced Polymers, Inc.	Manufacture and sale of MXD-6 polymers	U.S.A.	20.00%
	Nantong Benny Petrochemicals Harbour Storage Co., Ltd.	Storage and transport of petrochemical and chemical products	China	25.00%
	Nantong Rayon Chemical Co., Ltd.	Manufacture and sale of PMMA resin	China	20.00%
	P.T. Emblem Asia	Manufacture and sale of biaxially oriented nylon film	Indonesia	21.80%
	P.T. Fukusuke Kogyo Indonesia	Manufacture and sale of PE films	Indonesia	35.00%
	Sekisui S-Lec Mexico S.A. de C.V.	Manufacture and sale of polyvinyl butyral interlayer film	Mexico	29.08%
	Wuxi Zhenyu Chemical Co., Ltd.	Production and sale of sulfuric acid, SOP and hydrochloric acid	China	44.44%

Energy Division

	Company Name	Description of Operations	Country/Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Marubeni Energy Corporation	Sale of petroleum products, operation of oil terminals and service stations	Japan	66.60%
	Marubeni Ennex Corporation	Management and operation of oil and gas terminals	Japan	100.00%
	Marubeni Utility Services, Ltd.	Sale of nuclear power plant-related components and services	Japan	100.00%
Overseas	Energy U.S.A. Inc.	Nuclear fuel-related business	U.S.A.	100.00%
	Marubeni Energy Europe Limited	Petroleum trading, primarily in Europe	U.K.	100.00%
	Marubeni International Petroleum (Singapore) Pte. Ltd.	Petroleum trading, primarily in Asia and Oceania	Singapore	100.00%
	Marubeni LNG International B.V.	Investment in the Qatargas LNG Project	Netherlands	100.00%
	Marubeni North Sea Limited	Oil and gas development and production in the North Sea	U.K.	100.00%
	Marubeni Oil & Gas (USA) Inc.	Oil and gas development and production in the Gulf of Mexico	U.S.A.	100.00%
	MIECO Inc.	Petroleum trading, primarily in North America and the Pacific Rim	U.S.A.	100.00%
	MQL International B.V.	Investment in the Qatargas LNG Project	Netherlands	100.00%
	Ravva Oil (Singapore) Pte. Ltd.	Oil and gas development and production in India's Ravva oil field	Singapore	100.00%
Affiliates				
Domestic	Mitsui Marubeni Liquefied Gas Co., Ltd.	Sale of LPG, operation of LPG filling stations	Japan	40.00%
Overseas	Shenzhen Sino-Benny LPG Co., Ltd.	Import and sale of LPG in China	China	49.00%

Major Subsidiaries and Affiliates

Metals & Mineral Resources Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Marubeni Metals Corporation	Sale of nonferrous and light metal products	Japan	100.00%
	Marubeni Tetsugen Co., Ltd.	Sale of raw materials for steelmaking, ferro alloys and other minerals	Japan	100.00%
Overseas	Marubeni Aluminium Australia Pty. Ltd.	Investment in aluminum business in Australia, sale of aluminum ingots	Australia	100.00%
	Marubeni Coal Pty. Ltd.	Investment in coal business in Australia	Australia	100.00%
	Marubeni LP Holding B.V.	Investment in Los Pelambres copper mine in Chile	Netherlands	100.00%
	Marubeni Metals & Minerals (Canada) Inc.	Investment in aluminum business in Canada, sale of aluminum ingots	Canada	100.00%
	Marubeni Thermal Coal Pty. Ltd.	Investment in Dartbrook coal mine in Australia	Australia	100.00%
Affiliates				
Domestic	Nihon Shindo Co., Ltd.	Production and sale of copper and brass rods, electrical wire cable, etc.	Japan	15.83%
Overseas	East Cheer Investment Ltd.	Investment in Shenzhen KTM Glass Substrates Co., Ltd., a company that manufactures and sells glass disk substrates for hard disk drives	China	40.00%
	Silbasa-Silicio de Alta Pureza da Bahia S.A.	Production and sale of high-purity ferro silicon	Brazil	24.62%
	Toyo-Memory Technology Sdn. Bhd.	Production of aluminum disks for hard disk drives (HDDs)	Malaysia	40.00%

Transportation Machinery Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Marubeni Aerospace Corporation	Sale, export, import and lease of aircraft, engines, onboard equipment, satellites and related parts	Japan	100.00%
	Marubeni Automotive Corporation	Import, export and domestic sale of automotive parts	Japan	100.00%
Overseas	Advantage Funding Management, Inc.	Finance and lease of automobiles	U.S.A.	80.00%
	Avenue Machinery Corporation	Sale and related operations of agricultural equipment manufactured by Kubota Corporation and AGCO Corporation	Canada	100.00%
	Distribuidora Automoriz Marubeni Ltda.	Wholesale of automobiles	Chile	100.00%
	Gallery Automotive Group, LLC.	Sale and servicing of automobiles	U.S.A.	100.00%
	Long Island Automotive Group, Inc.	Sale and servicing of automobiles	U.S.A.	100.00%
	Marubeni Aerospace America Corporation	Export of aircraft, engines, onboard equipment, spacecraft products and related parts to Japan	U.S.A.	100.00%
	Marubeni AG Makina Ticaret Limited Sirketi	Wholeseale of tractors and parts, made by Kubota Corporation, in Turkey	Turkey	100.00%
	Marubeni Auto & Construction Machinery America Inc.	Sale, import and export of automobiles, investment	U.S.A.	100.00%
	Marubeni Auto and Construction Machinery LLC	Import and sale of and after-services for construction machinery	Russia	100.00%
	Marubeni Auto Finance, Ltda.	Provision of automobile financing services	Chile	100.00%
	Marubeni Auto Investment (UK) Ltd.	Sale and servicing of automobiles	U.K.	100.00%
	Marubeni Auto Ltda.	Sale of automobiles and related services	Chile	100.00%
	Marubeni Automotive Holding (Australia) Pty Ltd.	Investment and coordination of Group companies in Australia	Australia	100.00%
	Marubeni Aviation International Ltd.	Aircraft lease/finance, export of helicopters, onboard equipment and related parts to Japan	U.K.	100.00%
	Marubeni Aviation Services Ltd.	Investment in aircraft engine development programs and leasing of aircraft	Cayman Islands	100.00%
	Marubeni Citizen-Cincom, Inc.	Sale of Citizen machine tools	U.S.A.	60.00%
	Marubeni Machinery Distribution Poland, SP. Zo.o.	Sales representative for agricultural machinery manufactured by Kubota Corporation and forklifts manufactured by Nissan Motor Co., Ltd.	Poland	100.00%
	Marubeni Holding Ltda.	Import and sale of automobiles, trucks and related products, management of automobile financing operations	Chile	100.00%
	Marubeni Komatsu Ltd.	Import, sale and servicing of construction machinery	U.K.	100.00%
	Marubeni Maquinarias Mexico, S.A. de C.V.	Import, sale and servicing of construction machinery and other products manufactured by Komatsu Ltd.	Mexico	100.00%
	Marubeni Motor Holdings, Inc.	Investment in automobile financing service companies	U.S.A.	100.00%
	Toyota Ghana Company Ltd.	Import and distribution of Toyota vehicles	Ghana	100.00%

Affiliates

Domestic	Swissport Japan Co., Ltd.	Ground handling operations at airports	Japan	49.00%
Overseas	Citizen Machinery America, Inc.	Sale of and engineering services for machine tools	U.S.A.	49.00%
	CODACA Holding & Investment Co., Ltd.	Import, assembly and distribution of Hino trucks	Guatemala	49.00%
	Hitachi Construction Machinery (Australia) Pty. Ltd.	Sale and servicing of construction machinery in Australia	Australia	20.00%
	Kamco Co., Ltd.	Sale and servicing of Kubota tractors, generators, engines and construction machinery	South Korea	20.00%
	Komatsu Construction Equipment Trading and Technical Service J.S.C.	Sale of construction machinery and provision of related services	Vietnam	30.00%
	Kubota Canada Ltd.	Sale and servicing of Kubota tractors, generators, engines and construction machinery	Canada	20.00%
	Kubota Construction Machinery (Shanghai) Co., Ltd.	Import and sale of and after-services for Kubota small-scale construction machinery	China	25.00%
	Kubota (Deutschland) GmbH	Sale and servicing of Kubota tractors, generators, engines and construction machinery	Germany	20.00%
	Kubota Europe S.A.	Sale and servicing of Kubota tractors, generators, engines and construction machinery	France	26.22%
	Kubota Tractor Australia Pty. Ltd.	Sale and servicing of Kubota tractors, generators, engines and construction machinery	Australia	20.00%
	Kubota (U.K.) Ltd.	Sale and servicing of Kubota tractors, generators, engines and construction machinery	U.K.	40.00%
	Maxima Machineries, Inc.	Sale, including after service, of construction machinery, mainly Komatsu Ltd. products	Philippinnes	40.00%
	P.T. Kencana Internusa Artha Finance	Finance of vehicles	Indonesia	49.00%
	P.T. Surya Artha Nusantara Finance	Finance of construction machinery	Indonesia	40.00%
	Unipres Mexicana, S.A. de C.V.	Sale and manufacture of automotive body panels	Mexico	18.75%
	Unipres U.S.A. Inc.	Sale and manufacture of automotive body panels	U.S.A.	25.00%

Power Projects & Infrastructure Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Fuel Cell Japan, Co., Ltd.	Operation and maintenance of molten carbonate fuel cells	Japan	100.00%
	Hamanasu Wind Power Corporation	Operation of a wind-generated power plant for Hokkaido Electric Power Co., Inc.	Japan	100.00%
	Marubeni Power Development Corporation	Development and operation of overseas IPP projects	Japan	100.00%
	Marubeni Power Systems Corporation	Engineering, procurement and construction services for power projects overseas	Japan	100.00%
	Mibugawa Power Company	Operation of Mibugawa Hydro Power Station	Japan	100.00%
	Minami-Kyushu Wind Power Corporation	Operation of a wind-generated power plant for Kyushu Electric Power Co., Inc.	Japan	80.00%
	Sarakitomanai Wind Power Corporation	Operation of a wind-generated power plant for Hokkaido Electric Power Co., Inc.	Japan	49.00%
	Yuya Wind Power Corporation	Operation of a wind-generated power plant for the Chugoku Electric Power Co., Inc.	Japan	90.00%
Overseas	Aguas Décima S.A.	Water and wastewater works in Valdivia, 14th Region, Chile	Chile	100.00%
	Axia Power Holdings, B.V.	Overseas power assets holding Company	Netherlands	100.00%
	Geoenergia de Guanacaste Ltda.	Geothermal IPP in Costa Rica	Costa Rica	100.00%
	Jamaica Public Service Company Limited	Power utility business in Jamaica	Jamaica	80.00%
	Maredi Telecom & Broadcasting (Pty.) Ltd.	Sale and engineering of telecom and broadcasting systems in Africa	South Africa	51.00%
	Marpless Communication Technologies (Pty.) Ltd.	Sale and engineering of information systems in Africa	South Africa	51.00%
	Marubeni Asian Power Ltd.	Marketing and development of power projects in the Asia Pacific region	Hong Kong	100.00%
	Marubeni Caribbean Power Holdings, Inc.	Holding company for Power Plants and Power Business Co. in Caribbean Area	U.S.A.	100.00%
	Marubeni Energy Alternatives, Inc.	Development and investment for new technology and renewable energy business in the U.S.A.	U.S.A.	100.00%
	Marubeni Energy Services Corporation	Operation and maintenance of Geothermal Power Plant in the Philippines	Philippines	100.00%
	Marubeni Europower Ltd.	Marketing and development of power projects in Europe, the Middle East and Africa	U.K.	100.00%

	Marubeni Power Asset Management Ltd.	Management of Marubeni's global IPP assets	Hong Kong	100.00%
	Marubeni Power International Inc.	Marketing and development of power projects in North America, Central America and South America	U.S.A.	100.00%
	Marubeni Power Services, Inc.	Management of acquired companies, marketing, development and acquisition of service & maintenance Business	U.S.A.	100.00%
	Marubeni Sustainable Energy, Inc.	Energy supply business with distributed generation facilities and biomass power plants in the U.S.A.	U.S.A.	100.00%
	Mindanao I Geothermal Partnership	Geothermal IPP in Mindanao, the Philippines	Philippines	100.00%
	Mindanao II Geothermal Partnership	Geothermal IPP in Mindanao, the Philippines	Philippines	100.00%
	Oak Creek Energy Systems Inc.	Wind energy development on greenfield and re-power projects in the Southwestern United States including transmission lines	U.S.A.	58.46%
	P.T. Matlamat Cakera Canggih	Marketing, development, contracting and project execution of power projects in Indonesia	Indonesia	75.00%
	San Roque Power Corporation	Hydro IPP in Luzon, the Philippines	Philippines	92.50%
	Sithe Ichon Cogeneration Co., Ltd.	IPP in Ichon City, South Korea	South Korea	100.00%
	Sithe Yosu Cogeneration Co. Ltd.	Independent steam supply business in Yosu City, South Korea	South Korea	100.00%
	SmartestEnergy Ltd.	Electricity consolidation and trading business in the U.K.	U.K.	100.00%
	Smithfield Power Partnership	IPP in New South Wales, Australia	Australia	100.00%
Affiliates				
Domestic	Misaki Wind Power Corporation	Operation of a wind-generated power plant for Shikoku Electric Power Co., Inc.	Japan	49.00%
Overseas	Aquasistema Salina Cruz S.A. de C.V.	Build-operate-transfer (BOT) water recycling and desalination project for Petróleos Mexicanos (PEMEX)	Mexico	50.00%
	Carthage Power Company sarl	IPP in Tunisia	Tunisia	40.00%
	Chengdu Générale des Eaux-Marubeni Waterworks Co., Ltd.	BOT water supply project for the Chengdu Municipal Government, Sichuan Province	China	40.00%
	Curacao Utilities Company, N.V.	IPP in Curacao	Netherlands Antilles	25.50%
	Eastern Power and Electric Company Limited	IPP in Bang Bo, Thailand	Thailand	28.00%
	Emirates CMS Power Company	Taweelah A2 IWPP (power and water) project in Abu Dhabi	UAE	34.00%
	Ever Power IPP Co., Ltd.	IPP Project in Taiwan	Taiwan	40.00%
	Fujairah Asia Power Co.	Fujairah IWPP project in Abu Dhabi	UAE	20.00%
	Gangwon Wind Power Co., Ltd.	Operation of a wind-generated power plant in Gangwon, South Korea	South Korea	30.00%
	Grand Bahama Power Company Limited	Power utility business in the Bahamas	Bahamas	50.00%
	Mesaieed Power Company Ltd.	IPP in Mesaieed, Qatar	Qatar	40.00%
	Millmerran Power Partnership	IPP in Queensland, Australia	Australia	30.00%
	Power Generation Co. of Trinidad & Tobago	IPP in Trinidad and Tobago	Trinidad and Tobago	39.00%
	PPN Power Generating Company Limited	IPP in Pillaiperumalnallur, India	India	26.00%
	PT Cirebon Electric Power	IPP Project in Cirebon, Indonesia	Indonesia	32.50%
	Rabigh Arabian Water & Electricity Co.	IWPP (power and water) for chemical complex in Saudi Arabia	Saudi Arabia	30.00%
	Tapal Energy (Private) Ltd.	IPP in Pakistan	Pakistan	40.00%
	Taweelah Asia Power Company	Taweelah B IWPP (power and water) project in Abu Dhabi	UAE	14.00%
	TeaM Energy Corporation	Holding company for the Ilijan, Pagbilao and Sual power plants in the Philippines	Philippines	50.00%
	Uni-Mar Enerji Yatirimlari A.S.	IPP in Marmara Ereglisit, Turkey	Turkey	33.30%
	Youngduk Wind Power Co., Ltd.	Operation of a wind-generated power plant in Youngduk City, South Korea	South Korea	34.00%

Plant, Ship & Industrial Machinery Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Koyo Line Ltd.	Ship management, brokerage and trade of ship equipment and others	Japan	100.00%
	Marubeni Protechs Corporation	Import, export and domestic sale of plant-related equipment and machinery, plant construction for overseas bases of Japanese companies and Official Development Assistance (ODA)-related operations	Japan	100.00%
	Marubeni Pulp & Paper Engineering Corporation	Engineering of Pulp & Paper machinery	Japan	100.00%

	Company Name	Description of Operations	Country/Area	Percentage of Voting Rights
	Marubeni Techno-Systems Corp.	Sale of machinery relating to media, food, beverage, packaging, chemical and environmental equipment	Japan	100.00%
	Marubeni Tekmatex Corporation	Import, export and domestic sale of textile machinery	Japan	100.00%
	Marubeni Transport Engineering Co., Ltd	Planning and development of transport systems	Japan	100.00%
	Shinnihon Reiki Co., Ltd.	Engineering and construction of industrial-use cooling towers and accessories	Japan	100.00%
Overseas	Marubeni Plant Contractor Inc.	Civil engineering and installation of plants in the U.S.A.	U.S.A.	100.00%
	Marubeni Techno-Systems America, Inc.	Sale of optical-disc (CD, DVD, Blu-ray) machinery and Twin Screw Extruders	U.S.A.	100.00%
	MCP Iron Oxide, Inc.	Investment in American Iron Oxide Company, a joint venture manufacturing high-purity iron oxide	U.S.A.	100.00%
	Midwest Railcar Corporation	Leasing, brokerage and management of railcars	U.S.A.	100.00%
	Royal Maritime Corporation	Ship leasing and financing	Liberia	100.00%
Affiliates				
Domestic	Ecomanage Corporation	Design, implementation, contracting and consulting for waste treatment business	Japan	40.00%
	JMD Greenhouse Gases Reduction Co., Ltd.	Purchase and sale of Certified Emission Reduction (CER) credits obtained by the decomposition of HEC-23	Japan	43.00%
	KAFCO Japan Investment Co., Ltd.	Investment and related services for Karnaphuri Fertilizer Co., Ltd.	Japan	26.80%
	Kaji Technology Corporation	Manufacture and sale of pressing machines, textile machines, cast products and industrial machinery	Japan	37.64%
	YOCASOL Inc.	Production and sale of Solar Modules	Japan	20.24%
Overseas	Companiá de Nitrógeno de Cantarell S.A. de C.V.	Production and supply of nitrogen for PEMEX of Mexico	Mexico	35.00%
	Sakhalin Shelf Service Company	Management of equipment supply base for Sakhalin Project	Russia	25.00%

Real Estate Development Division

	Company Name	Description of Operations	Country/Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	FUYO KANKO Co., Ltd.	Operation of Fuyo Country Golf Club	Japan	74.50%
	IMT Corporation	Holding and leasing of commercial facilities in LIVE HILLS, a large-scale residential complex developed by Marubeni in Sapporo City, Hokkaido	Japan	100.00%
	Japan REIT Advisors Co., Ltd.	Asset management entrusted by United Urban Investment Corporation, a Japanese real estate investment trust (J-REIT)	Japan	51.00%
	KOEI Co., Ltd.	Operation of golf courses	Japan	100.00%
	Marubeni Asset Management Co., Ltd.	Management and advisory services related to real estate investment	Japan	100.00%
	Marubeni Community Co., Ltd.	Property management of condominiums, buildings and complexes	Japan	99.30%
	Marubeni Real Estate Co., Ltd.	Development, leasing and management of real estate	Japan	100.00%
	Marubeni Real Estate Sales Co., Ltd.	Sales agent and planning, consultation and coordination of sales promotion	Japan	100.00%
	Tsunagu Network Communications, Inc.	MDU (Multiple Dwelling Unit) broadband Internet service provider	Japan	60.00%
Overseas	P.T. Megalopolis Manunggal Industrial Development	Development, sale and management of MM 2100 Industrial Town	Indonesia	60.00%
	Shanghai House Property Development Co., Ltd.	Housing development in Shanghai, China	China	60.00%
Affiliates				
Domestic	Koshigaya Community Plaza Co., Ltd.	Management of the Koshigaya Community Plaza, operations related to real estate leasing	Japan	42.86%
	TIPNESS Limited	Operation of sports club and facilities	Japan	28.60%
Overseas	DALIAN ACACIA TOWN VILLA Co., Ltd.	Management and operation of rental housing for non-Chinese people in Dalian, China	China	42.50%
	EAST OCEAN INVESTMENT Ltd.	Investment related to an operating company established to develop office buildings and lease office space in central Ho Chi Minh City, Vietnam	China	20.00%
	LIMA LAND, Inc.	Development and sale of lots in the Lima Technology Center in Batangas, the Philippines	Philippines	40.00%
	P.T. Mekanusa Cipta	Development and sale of a residential estate in Cibubur, Bogor	Indonesia	26.00%
	SHANGHAI INTERNATIONAL REALTY COMPANY Ltd.	Management and operation of rental housing for non-Chinese people in Shanghai, China	China	30.00%

Major Subsidiaries and Affiliates

FT, LT, IT & Innovative Business Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Global Access Ltd.	Providing international/domestic combined bandwidth via own fiber-optic cable network	Japan	99.95%
	iSigma Capital Corporation	Investment fund management company	Japan	100.00%
	Logipartners, Inc.	Management and operation of various logistics centers, provision of distribution and related consulting services	Japan	100.00%
	Marnix Corporation	Insurance brokerage, risk consulting	Japan	100.00%
	Marubeni Document Systems Inc.	Preparation of shipping documentation	Japan	100.00%
	Marubeni Hospital Partners Corporation	Sale of medical materials and equipment, related hospital management consulting services	Japan	100.00%
	Marubeni Information Systems Co., Ltd.	Operation and development of information and communication systems, sale of computers, network products, and SI	Japan	100.00%
	Marubeni Infotec Corporation	Wholesale of PCs and peripheral equipment, electronic components and software	Japan	98.00%
	Marubeni Logistics Corporation	Warehousing and logistics services	Japan	100.00%
	Marubeni Safenet Co., Ltd.	Insurance agency	Japan	100.00%
	Marubeni Telecom Co., Ltd.	Sale of telecommunications services and equipment, IT solutions and mobile content	Japan	100.00%
	Mighty Card Corporation	Planning, development and sale of wireless IC tag solutions	Japan	91.25%
	Mystery Channel, Inc.	Broadcast of Mystery Channel on satellite broadcasting and CATV	Japan	89.64%
	VECTANT Ltd.	Internet access service, ASP, iDC and IP-VPN service provider	Japan	99.95%
Overseas	CoActiv Capital Partners, LLC	Vendor finance, small ticket leasing, collection servicer	U.S.A.	100.00%
	M&C Shanghai Ltd.	Business consulting service in the east China region	China	100.00%
	M&C South China Ltd.	Business consulting service in the south China region	China	100.00%
	MAC Trailer Leasing, LLC	Refrigerated trailer leasing	U.S.A.	100.00%
	Marnix Europe Ltd.	Insurance brokerage	U.K.	100.00%
	Marubeni Capital America Corporation	Investment in private equity funds and hedge funds	U.S.A.	100.00%
	Marubeni Information Systems USA Corporation	Marketing and sale of advanced electronic equipment/devices	U.S.A.	100.00%
	Marubeni Transport Service Corporation	Logistics services	U.S.A.	100.00%
	New Marble Insurance Company Pte. Ltd.	Marine cargo reinsurance company for Marubeni Group companies	Singapore	100.00%
	Train Trailer Rentals Ltd.	Dry-freight trailer, refrigerated trailer and container chassis leasing	Canada	100.00%
Affiliates				
Domestic	Avanti Staff Corporation	Temporary staff placement, recruitment services, outsourcing and training services	Japan	42.53%
	GCI Capital Co., Ltd.	Investment advisory house, provision of foreign exchange margin trading services	Japan	22.05%
	Given Imaging KK	Sales company in Japan for capsule endoscopes	Japan	25.01%
	Marunouchi Direct Access Ltd.	Area local exchange carrier, providing last-mile solutions to supply dark fiber and co-location service in Marunouchi, Tokyo	Japan	49.00%
	MG Leasing Corporation	General leasing	Japan	45.00%
	Q&A Corporation	Call center/contact center outsourcing, technical support services	Japan	23.97%
	Shinsai Partners Inc.	Small amount and short term insurer	Japan	24.15%
	SOLXYZ Co., Ltd.	SI/entrusted development of software for financial institutions	Japan	21.69%
	Telemarketing Japan, Inc.	Planning and management of call centers as outsourcing businesses, cross-media marketing business	Japan	40.00%
Overseas	Eastern Sea Laem Chabang Terminal Co., Ltd.	Container terminal operation in Thailand	Thailand	29.00%
	Guangzhou Yi Shi Hong International Logistics Co., Ltd.	Logistics services	China	50.00%
	LCA Holdings Pty. Ltd.	Manufacture and sale of lighting equipment and fixtures	Australia	45.01%
	Rexit International Sdn Bhd	Systems development for insurance companies	Malaysia	49.00%
	Shanghai Waihong International Logistics Co., Ltd.	Warehousing and logistics services	China	25.00%
	Thai Logistics Service Co., Ltd.	Export and domestic logistics operations in Thailand	Thailand	36.75%

Iron & Steel Strategies and Coordination Department

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Affiliates				
Domestic	Marubeni Construction Material Lease Co., Ltd.	Leasing and sale of temporary construction materials	Japan	35.27%
	Marubeni-Itochu Steel Inc.	Manufacture, processing, import, export and sale of steel products	Japan	50.00%
Overseas	Thai Cold Rolled Steel Sheet Public Co., Ltd.	Manufacture of cold-rolled steel sheet	Thailand	37.57%

Others

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	MARICS Co., Ltd.	Credit management-related consulting and services	Japan	100.00%
	Marubeni Financial Service Corporation	Loan and zero-balance transactions, provision of financial accounting support and consulting for the Marubeni Group	Japan	100.00%
	Marubeni Personnel Management Corporation	Services and consulting regarding personnel management	Japan	100.00%
	Marubeni Service Corporation	Provision of management services for Marubeni-owned facilities and general affairs-related and other administrative services, sale of items related to general affairs operations	Japan	100.00%
Affiliates				
Overseas	Shanghai Baihong Trading Co., Ltd.	Wholesale of cosmetic and toiletry products in China, import and export of various products	China	49.00%

(As of July 1, 2008)

Financial Section

CONTENTS

Management's Discussion and Analysis of Financial Position and Business Results

All statements herein regarding future events reflect the judgment of Marubeni and its consolidated subsidiaries as of March 31, 2008.

1. Overview of Business Results

(1) Business Results

An overview of the economic environment for the period under review reveals that the economy slowed down in advanced nations, most notably in the United States, because the turmoil in the financial market, arising from the sub-prime loan issue, had a ripple effect on these countries. However, this had a relatively minor impact on emerging markets and the global economy decelerated only modestly. In the meantime, demand for basic commodities continued to expand and prices of these products remained at high levels.

In the United States, in addition to housing investment decreasing at an accelerated pace, there was a deceleration in capital expenditure due to a worsening of business confidence and decreases in corporate earnings. Consumer spending also slowed against the backdrop of worsening wage conditions and declining asset prices. In the meantime, since September 2007, the Federal Reserve Board (FRB) has lowered the policy rate in stages a total of 3% to its current 2.25%.

In Europe, exports remained stable, notably in Germany, but consumer spending grew at a sluggish pace, triggering the economic downturn. The European Central Bank (ECB) has maintained its policy rate target since July 2007 in consideration of economic conditions.

In Asia, economic expansion continued, mainly in China and India. In China, consumer spending, fixed asset investment and the trade surplus continued to grow at a high rate, supporting considerable economic growth. In India, the economy continued to grow at about 9% year on year.

In Japan, although the economy maintained a moderate export-driven expansion, domestic demand slowed due to a number of factors, including rises in primary commodity prices, the appreciation of the yen against the dollar, falling stock prices, and a decrease in housing investment following the enforcement of the revised Building Standard Law. While the Consumer Price Index increased slightly from the previous year, the Bank of Japan (BOJ) maintained its policy rate target in consideration of economic conditions. In the foreign exchange market, the yen appreciated further toward the end of the fiscal year under review, with the value of 1 dollar falling below 100 yen temporarily, reflecting the turmoil in the U.S. financial market.

In such a business environment, the consolidated total volume of trading transactions increased ¥1,076.7 billion (11.3%) year on year, to ¥10,631.6 billion ($106,316 million), thanks particularly to the favorable performances of energy and agri-marine products operations as well as of overseas corporate subsidiaries and branches.

Gross trading profit grew ¥65.7 billion (12.4%) year on year, to ¥596.9 billion ($5,969 million), driven by strong performances in most segments, and particularly by Marubeni America Corporation in the overseas corporate subsidiaries and branches segment, as well as agri-marine products and power project operations.

Income before income taxes increased ¥22.4 billion (11.5%) year on year, to ¥216.2 billion ($2,162 million). This reflects an increase in gross trading profit, a decrease in the loss on property, plant and equipment and a rise in equity in earnings of affiliated companies (net), which countered such negative factors as a significant impairment loss on investment securities related to fund management transactions in the European financing subsidiary, higher interest expenses (net of interest income) and unfavorable fluctuations in foreign-exchange rates. As a result of these factors and owing partly to a decrease in income taxes, net income for the period grew ¥27.9 billion (23.4%) to ¥147.2 billion ($1,472 million).

In addition, revenue as defined under U.S. GAAP was ¥4,166.2 billion ($41,662 million), or ¥507.4 billion (13.9%) higher than that for the previous fiscal year.

(2) Business Results by Operating Segment

The total volume of trading transactions, gross trading profit and operating conditions for each operating segment were as follows. ("Operating profit" is the net of gross trading profit, selling, general and administrative expenses and provision for doubtful accounts.)

Agri-Marine Products trading transactions increased ¥315.8 billion (29.5%) year on year to ¥1,384.7 billion ($13,847 million) as a result of an increase in grain-related transactions and the conversion of a food distribution affiliate into a subsidiary. Gross trading profit rose ¥16.6 billion (23.0%) year on year to ¥89.0 billion ($890 million) owing to increased profit in step with the higher volume of transactions. Operating profit increased ¥6.3 billion (43.2%) year on year to ¥21.0 billion ($210 million) on the strength of higher gross trading profit. Net income grew ¥0.2 billion (1.6%) year on year to ¥10.2 billion ($102 million), spurred by the increase operating profit, which offset the absence of the gains on sale of Daiei shares posted in the previous year.

Textile trading transactions declined ¥32.3 billion (8.6%) year on year to ¥343.7 billion ($3,437 million) because of a decrease in apparel product transactions and material transactions. Gross trading profit decreased ¥1.2 billion (4.7%) year on year to ¥23.6 billion ($236 million) owing to decreased profit in line with the lower volume of transactions. Operating profit increased ¥2.3 billion (145.7%) year on year to ¥3.9 billion ($39 million), despite the decrease in gross trading profit, because of a reduction in expenses. Net income increased ¥4.5 billion to ¥2.1 billion ($21 million) as a result of higher operating profit and the effect of losses from restructuring recorded in the previous year.

Forest Products & General Merchandise trading transactions increased ¥61.3 billion (7.1%) year on year to ¥930.6 billion ($9,306 million) owing to an increase in rubber related transactions. Gross trading profit rose ¥2.1 billion (3.9%) year on year to ¥56.3 billion ($563 million), despite lower profits recorded by an industrial paper subsidiary and a construction materials subsidiary, because of higher profits enjoyed by an overseas pulp business affiliate and wood chip-related transactions. Operating profit declined ¥1.2 billion (5.4%) year on year to ¥20.7 billion ($207 million) due to increases in the allowance for doubtful accounts and other expenses. Net income increased ¥1.9 billion (20.0%) year on year to ¥11.5 billion ($115 million), despite the decline in operating profit, on the strength of higher profit on the Company's equity in the earnings of a pulp manufacturing affiliate abroad and a decrease in income taxes.

Chemicals trading transactions increased ¥40.4 billion (4.7%) year on year to ¥897.4 billion ($8,974 million) because of an increase in basic

● Operating Segment Information

	Billions of yen		Millions of U.S. dollars
	FY2007	FY2006	FY2007
Total volume of trading transactions			
Agri-marine products	¥ 1,384.7	¥1,068.9	$ 13,847
Textile	343.7	376.1	3,437
Forest products & general merchandise	930.6	869.3	9,306
Chemicals	897.4	857.0	8,974
Energy	2,966.1	2,420.9	29,661
Metals & mineral resources	951.7	993.3	9,517
Transportation & industrial machinery	760.9	673.9	7,609
Power projects	344.0	272.9	3,440
Plant, ship & infrastructure projects	660.3	678.6	6,603
Information & communication	279.0	225.5	2,790
Development & construction	133.0	167.7	1,330
Finance, logistics & new business	38.8	45.8	388
Iron & steel strategies and coordination	1.0	0.8	10
Overseas corporate subsidiaries and branches	1,542.4	1,330.5	15,424
Corporate and elimination	(602.1)	(426.3)	(6,021)
Consolidated	¥10,631.6	¥9,554.9	$106,316
Gross trading profit			
Agri-marine products	¥ 89.0	¥ 72.4	$ 890
Textile	23.6	24.8	236
Forest products & general merchandise	56.3	54.2	563
Chemicals	30.5	30.0	305
Energy	89.2	85.5	892
Metals & mineral resources	19.1	18.2	191
Transportation & industrial machinery	57.4	55.5	574
Power projects	38.7	27.6	387
Plant, ship & infrastructure projects	20.1	17.7	201
Information & communication	32.1	28.1	321
Development & construction	31.3	31.5	313
Finance, logistics & new business	9.7	9.9	97
Iron & steel strategies and coordination	1.0	0.8	10
Overseas corporate subsidiaries and branches	103.0	84.2	1,030
Corporate and elimination	(4.0)	(9.2)	(40)
Consolidated	¥ 596.9	¥ 531.2	$ 5,969

Note: The figures for trading transactions have been prepared according to accounting principles generally accepted in Japan (Japan GAAP).

● Net Income by Operating Segment (FY2006—FY2007 actual)



FY2006
FY2007
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
(5.0)
10.1 10.2
(2.4) 2.1
9.6 11.5
1.4 5.6
31.6 38.9
24.9 22.2
10.0 15.0
6.4 11.0
1.7 4.8
2.5 4.1
3.2 2.6
4.6 (6.0)
14.9 16.5
6.8 7.0
Agri-marine products
Textile
Forest products & general merchandise
Chemicals
Energy
Metals & mineral resources
Transportation & industrial machinery
Power projects
Plant, ship & infrastructure projects
Information & communication
Development & construction
Finance, logistics & new business
Iron & steel strategies and coordination
Overseas corporate subsidiaries and branches

chemical transactions. Gross trading profit grew ¥0.5 billion (1.5%) year on year to ¥30.5 billion ($305 million), despite the absence of profit due to the sale of an agri-material business subsidiary as recorded in the previous fiscal year, because of higher profits in inorganic and agrochemical products and basic chemicals. Operating profit rose ¥1.6 billion (20.1%) year on year to ¥9.4 billion ($94 million) due to the increase in gross trading profit and a decrease in expenses as a result of the aforementioned sale of a subsidiary. Net income increased ¥4.1 billion (292.0%) year on year to ¥5.6 billion ($56 million), owing to the higher operating profit and the absence of impairment losses in valuation of electronic materials related investments that were posted in the previous year.

Energy trading transactions rose ¥545.2 billion (22.5%) year on year to ¥2,966.1 billion ($29,661 million) because of an increase in petroleum-related transactions. Gross trading profit increased ¥3.7 billion (4.4%) year on year to ¥89.2 billion ($892 million) due to an increase in profit attributable mainly to oil and gas concessions driven by rising oil prices. Operating profit grew ¥3.3 billion (5.9%) year on year to ¥58.1 billion ($581 million) thanks to the higher gross trading profit. Net income increased ¥7.2 billion (22.9%) year on year to ¥38.9 billion ($389 million) because of the increase in operating profit and the decrease in the loss on property and equipment and loss on sales of investment securities.

Metals & Mineral Resources trading transactions decreased ¥41.7 billion (4.2%) year on year to ¥951.7 billion ($9,517 million) due to a decrease in copper- and zinc-related transactions. Gross trading profit increased ¥0.8 billion (4.6%) year on year to ¥19.1 billion ($191 million), despite the poor showings of a coal-related business subsidiary due to an increase in production and sales costs, because of increased profit from transactions in raw materials for steelmaking. Nevertheless, operating profit declined ¥1.9 billion (18.0%) year on year to ¥8.5 billion ($85 million), due to the absence of a gain from reversal of allowance for doubtful accounts from loan collection that was posted in the previous year. Net income decreased ¥2.7 billion (11.0%) year on year to ¥22.2 billion ($222 million) as a result of a decrease in operating profit and an increase in income taxes.

Transportation & Industrial Machinery trading transactions increased ¥87.1 billion (12.9%) year on year to ¥760.9 billion ($7,609 million), reflecting an increase in transactions, notably in paper & pulp machinery, aerospace and construction machinery related operations. Gross trading profit grew ¥1.9 billion (3.4%) year on year to ¥57.4 billion ($574 million), with higher profit mainly from construction machinery related transactions. Operating profit rose ¥2.5 billion (18.3%) year on year to ¥16.2 billion ($162 million) owing to the increase in gross trading profit. Net income increased ¥5.0 billion (49.8%) year on year to ¥15.0 billion ($150 million) because, in addition to higher operating profit, we recorded a profit increase on equity in earnings of construction machinery and agricultural machinery companies and a decrease in income taxes on construction machinery related business.

Power Projects trading transactions grew ¥71.0 billion (26.0%) year on year to ¥344.0 billion ($3,440 million) as a result of increased sales generated by overseas EPC projects and the new acquisition of an IPP business subsidiary abroad. Gross trading profit increased ¥11.1 billion (40.2%) year on year to ¥38.7 billion ($387 million) owing to the higher profit in step with the increased transactions. Operating profit rose ¥6.6 billion (57.2%) year on year to ¥18.2 billion ($182 million) because of higher gross trading profit, despite the absence of a gain from reversal of allowance for doubtful accounts posted in the previous year. Net income increased ¥4.7 billion (73.3%) year on year to ¥11.0 billion ($110 million) due to the increase in operating profit, a gain on disposal of power generation operations overseas and higher income from equity in earnings, despite an increase in interest expenses.

Plant, Ship & Infrastructure Projects trading transactions declined ¥18.3 billion (2.7%) year on year to ¥660.3 billion ($6,603 million), despite increased cargo vessel transactions, because of the absence of revenue posted in the previous year for a large-scale cement plant project in the Middle East. Gross trading profit rose ¥2.4 billion (13.6%) year on year to ¥20.1 billion ($201 million), owing to higher profit from cargo vessel transactions as well as contributions from a newly acquired overseas railroad cargo related subsidiary. Operating profit rose ¥1.6 billion (76.6%) year on year to ¥3.7 billion ($37 million), with the higher gross trading profit. Net income grew ¥3.1 billion (181.9%) year on year to ¥4.8 billion ($48 million) because of higher operating profit and increased profit on equity in earnings due to the absence of loss incurred by restructuring in Central America that was posted in the previous year.

Information & Communication trading transactions increased ¥53.5 billion (23.7%) year on year to ¥279.0 billion ($2,790 million) due to the effect of converting a PC distributing affiliate into a subsidiary. Gross trading profit grew ¥4.0 billion (14.3%) year on year to ¥32.1 billion ($321 million) due to increased profit in line with the higher volume of transactions. Operating profit rose ¥0.5 billion (24.5%) year on year to ¥2.3 billion ($23 million), despite an increase in expenses due to the effect of the aforementioned conversion of an affiliate into a subsidiary, because of increased gross trading profit. Net income grew ¥1.6 billion (66.2%) year on year to ¥4.1 billion ($41 million) because of the increase in operating profit and a decrease in income taxes.

Development & Construction trading transactions declined ¥34.7 billion (20.7%) year on year to ¥133.0 billion ($1,330 million) owing to the absence of transactions from large-scale projects that were registered in the previous year. Gross trading profit decreased ¥0.2 billion (0.7%) year on year to ¥31.3 billion ($313 million) due to the absence of transactions from large-scale projects that were posted in the previous year, despite increased profit as a result of higher gains on the sales of investor-oriented real estate properties and increased profit in a housing sales subsidiary in China. Operating profit declined ¥1.1 billion (7.2%) year on year to ¥14.0 billion ($140 million) as a result of the decrease in gross trading profit and an increase in expenses. Net income decreased ¥0.6 billion (17.9%) year on year to ¥2.6 billion ($26 million) in line with lower operating profit.

Finance, Logistics & New Business trading transactions declined ¥7.1 billion (15.4%) year on year to ¥38.8 billion ($388 million) because of a decrease in domestic subsidiaries' transactions. Gross trading profit slipped ¥0.2 billion (2.5%) year on year to ¥9.7 billion ($97 million) due to a decrease in profit in line with the lower volume of transactions. Operating loss totaled ¥1.0 billion ($10 million), a decline of ¥1.7 billion year on year, owing to the decreased gross trading profit and increased expenses. Net loss amounted to ¥6.0 billion ($60 million), a decrease of ¥10.6 billion year on year because of a decline in operating profit and the effect of losses related to fund management transactions undertaken by a European financing subsidiary.

Iron & Steel Strategies and Coordination trading transactions increased ¥0.2 billion (25.3%) year on year to ¥1.0 billion ($10 million). Gross trading profit rose ¥0.2 billion (25.3%) year on year to ¥1.0 billion

($10 million). Operating loss totaled ¥0.3 billion ($3 million), an improvement of ¥0.4 billion year on year owing to the higher gross trading profit and a decrease in expenses. Net income increased ¥1.6 billion (10.5%) year on year to ¥16.5 billion ($165 million) because of the increased operating profit, in addition to the absence of impairment losses on investment securities that were posted in the previous year.

Overseas Corporate Subsidiary and Branch trading transactions increased ¥211.9 billion (15.9%) year on year to ¥1,542.4 billion ($15,424 million) because of increased agri-marine product related transactions and agrochemical-related transactions recorded by Marubeni America Corporation, as well as the contributions of a newly consolidated paper distributing subsidiary. Gross trading profit rose ¥18.8 billion (22.3%) year on year to ¥103.0 billion ($1,030 million) in line with the increased transactions. Operating profit rose ¥6.9 billion (50.6%) year on year to ¥20.5 billion ($205 million), with higher gross trading profit. Net income grew ¥0.2 billion (2.8%) year on year to ¥7.0 billion ($70 million) on the strength of the increased operating profit, despite an increase in interest expenses accompanying the acquisition of a business by Marubeni America Corporation.

(3) Cash Flows

Cash and cash equivalents at the end of the fiscal year stood at ¥402.3 billion ($4,023 million), down ¥12.7 billion, or 3.1%, compared with the end of the previous fiscal year.

Cash Flows from Operating Activities

Net cash provided by operating activities was ¥235.3 billion ($2,353 million), up ¥83.2 billion year on year. This was mainly attributable to the steady operating income particularly from overseas resource related subsidiaries as well as a decrease in working capital.

Cash Flows from Investing Activities

Net cash used in investing activities amounted to ¥306.9 billion ($3,069 million). Despite the collection of domestic loans receivable and other financial assets, this was attributable to strategic new investments and loans in connection with overseas IPP and other energy projects.

These activities resulted in negative free cash flows of ¥71.6 billion ($716 million).

Cash Flows from Financing Activities

Net cash provided by financing activities was ¥65.9 billion ($659 million), reflecting financing in the form of short-term borrowings and long-term debt to finance new investments.

2. Dividend Policies

Marubeni recognizes that maximizing corporate value and competitiveness by building up and effectively utilizing internal reserves and achieving the stable, consistent payment of dividends to shareholders are among its most important corporate responsibilities. Based on the concept of linking dividends to its business results for each term and clearly manifesting its stance of emphasizing shareholder returns, Marubeni adheres to its basic policy of maintaining a consolidated payout ratio of around 15%.

In addition, Marubeni pays interim and period-end dividends each fiscal year. In accordance with Article 459.1 of the Corporation Law and the Company's Articles of Incorporation, dividends are determined by Marubeni's Board of Directors.

Guided by the aforementioned basic policy and based on the Company's consolidated net income of ¥147.2 billion in the fiscal year ended March 31, 2008, the board approved a ¥3 per share year-on-year increase in the annual dividend, to ¥13 per share. This includes a period-end dividend of ¥7.0 per share as determined by a Board of Directors' meeting held on May 16, 2008, with payment effective May 30, 2008.

Looking ahead, Marubeni will optimize the use of internal reserves while endeavoring to improve operating results. In line with these efforts, the Company will allocate sufficient funds to strategic fields and provide appropriate returns to shareholders.

In the fiscal year ended March 31, 2008, Marubeni appropriated the following from retained earnings for dividend payments.

Cash Flows



Net cash provided by investing activities
Net cash provided by operating activities
250.0
200.0
150.0
100.0
50.0
0
(50.0)
(100.0)
259.5
58.0
201.6
Depreciation and amortization
53.3
Net income
34.6
219.9
46.0
173.8
64.4
41.2
133.4
(193.8)
72.7
73.8
(60.4)
101.1
152.1
(135.1)
119.3
16.9
235.3
(306.9)
96.4
147.2
(71.6)
Free CF*
FY2003
FY2004
FY2005
FY2006
FY2007

*C/F: Cash flow

Resolution Date	Type of Shares	Cash Dividends	Cash Dividends per Share
October 26, 2007 Board of Directors	Common Stock	¥10,401 million	¥6.00
May 16, 2008 Board of Directors	Common Stock	¥12,158 million	¥7.00

3. Issues to be Addressed

(1) Fundamental Management Policy

The Marubeni Group has implemented its two-year medium-term management plan, the "G" PLAN, since the previous fiscal year.

Under the "G" PLAN, the Group has sought to build a rock-solid "defense" by further strengthening management systems. At the same time, its wealth of human resources have proactively and boldly tackled the challenge of business domain expansion and sought to establish an assertive management style focusing on the provision of more sophisticated and diversified trading company functions as well as strategic investments in priority fields.

(2) Achievements under the "G" PLAN, Marubeni's Previous Medium-Term Management Plan

The main quantitative targets and results of the "G" PLAN are summarized in the chart below.

Under the "G" PLAN, the Marubeni Group's consolidated net income amounted to ¥147.2 billion for the fiscal year ended March 31, 2008 and ¥266.6 billion over the plan's two-year period. This two-year result represents 21% in excess of the planned target of ¥220.0 billion. At the same time, the Group achieved record-high profits for the fifth consecutive year.

In the meantime, the Group made approximately ¥300.0 billion in new investments and loans in such strategic fields as energy and natural resources, overseas IPP projects and food distribution during the fiscal year under review. As a result, the Group's total investments and loans over the plan's two-year period amounted to nearly ¥600.0 billion, allowing the Group to steadily implement a series of strategic initiatives toward the future. Major projects based on these investments and loans include participation in the LNG business in Peru and the acquisition of an interest in a coal-mining business in Australia in the energy and natural resource field; involvement in a vertically integrated electricity business in the Caribbean that integrates power generation and electric transmission and distribution as well as in independent water and power producing (IWPP) projects in the Middle East in the overseas IPP field; and conversion of Yamaboshiya Co., Ltd. from an affiliate into a subsidiary in the food distribution field. These activities clearly demonstrate the Group's efforts to concentrate management resources in strategic fields.

With regard to its portfolio, the Group has continued to accumulate prime assets through thorough screening and thereby expanded asset value and improved asset efficiency. As a result, as of March 31, 2008, total assets stood at ¥5,207.2 billion ($52,072 million), up ¥333.9 billion from the end of the previous fiscal year, with a year-on-year improvement in ROA of 0.4 percentage point to 2.92%. In addition, as a result of the Group increasing earnings in most business fields, the ratio of earnings from fields other than the energy and natural resources to the Groupwide earnings increased from 42.0% in the fiscal year ended March 31, 2006 to 58.5% in the fiscal year under review. This indicates that the Group has been able to establish a more balanced earnings structure.

On the financial front, while consolidated net interest-bearing debt increased due to strategic new investments and loans, the Group enhanced shareholders' equity by expanding consolidated net income. As a result, the consolidated net D/E ratio as of March 31, 2008 was 2.57 times, a 0.26 percentage point improvement under the "G" PLAN's two-year period and falling within the quantitative target range. However, despite a year-on-year increase of ¥34.3 billion in shareholders' equity, the ¥779.8 billion ($7,798 million) achieved fell short of the Group's quantitative target of ¥820.0 billion due to such external factors as a decline in the value of equity securities held by the Group and the yen's appreciation. Meanwhile, the Group's risk assets amounted to ¥708.3 billion, falling within the amount of shareholders' equity. This means that the Group has managed to maintain optimal balance between "offence" and "defense."

Furthermore, the Group has continued to conduct thorough portfolio management and screen projects and business opportunities

Key Financial Indicators under the "G" PLAN

	Indicator	Target	Result
Profitability	Consolidated Net Income	2-year total ¥220 billion	2-year total ¥266.6 billion
Profitability	Risk Return	More than 10%	FY2007 20.8%
Profitability	ROA	More than 2%	FY2007 2.92%
Stability	Shareholders' Equity	¥820 billion	As of March 31, 2008 ¥779.8 billion
Stability	Risk Assets	Approx. ¥750 billion	As of March 31, 2008 ¥708.3 billion
Stability	Consolidated Net D/E Ratio	Less than 3.0 times	As of March 31, 2008 2.57 times
Scale	Total Assets	¥5 trillion	As of March 31, 2008 ¥5.2 trillion
Investment	Investment Amount	2-year total ¥500-¥600 billion	2-year total Approx. ¥600 billion

more stringently, raising its risk return target from 8.0% to 10.0% from the first year of the "G" PLAN. This approach is aimed at expanding the Group's future earnings. At the same time, the Group has bolstered its defensive mechanisms by enhancing risk management, including the revision of the investment and loan follow-up system.

From a corporate social responsibility (CSR) perspective, Marubeni has expanded and strengthened scholarship programs that it has promoted in the ASEAN region, augmenting its CSR efforts in such fields as social contribution, environmental conservation and human rights protection. The details of the Company's activities are published in its annual CSR report, which provides invaluable information to Marubeni's broad stakeholder base. Of particular note, the Group has implemented measures to enhance internal control systems, including the reinforcement of its compliance structure to more effectively manage product safety and avoid any relationships with antisocial forces and the strengthening of a structure to secure the reliability of its financial reporting.

The Cross-Divisional Function Committee—a Groupwide horizontal organization established in the previous fiscal year—actively promoted alliances among business divisions, aiming to bolster the Group's sales and marketing capabilities and pursue greater earnings opportunities. Marubeni has also reviewed its personnel benefit system, incorporating measures that more effectively utilize human resources, nurture the capabilities of individual employees and promote compensation commensurate with responsibilities and duties. In this context, and in an effort to promote a more balanced lifestyle, Marubeni is working to create a more employee-friendly working environment.

Reflecting the aforementioned initiative and achievements, the "G" PLAN came to an extremely successful close.

(3) "SG2009," Marubeni's New Medium-Term Management Plan

The Marubeni Group began implementing the "SG2009" new medium-term management plan from April 2008.

"SG2009" is a two-year plan extending through the end of the fiscal year ending March 31, 2010. Under the plan, the Group will aim to reinforce its revenue base and financial position, which have already been strengthened through the implementation of the "G" PLAN. In more specific terms, the Group will build an even stronger earnings structure capable of withstanding changes in operating environments and strive to achieve sustainable growth by establishing strict risk management systems, accumulating prime assets and pursuing asset efficiency.

The performance indicator targets under "SG2009" are shown in the table below.

By achieving these quantitative targets, the Group expects to realize shareholders' equity of over ¥1,000.0 billion and ROE of around 18%.

"SG2009" is an extension of the "G" PLAN in terms of promoting selection and concentration of priority fields. In other words, the Group will allocate its management resources in priority fields from the medium- and long-term perspectives. Specifically, the Group will invest a total of approximately ¥600.0 billion over the two-year "SG2009" period in the fields of energy and natural resources, overseas I(W)PP and logistics and trading as well as environment, finance and new business. In addition, the Company will implement the Plan while maintaining a balanced offensive and defensive posture. In this context, Marubeni will strictly adhere to portfolio management while bolstering risk management. At the same time, the Company will enhance personnel capabilities, take full advantage of its comprehensive abilities as a trading house and place additional weight on CSR and environmental initiatives.

On April 1, 2008, the CSR Committee and the Environment Committee integrated to form the CSR & Environment Committee, while the Internal Control Committee and the Disclosure Committee were newly established. These committees will drive Marubeni's efforts to enhance corporate governance. The Group will also implement measures to assure compliance throughout its entire operations.

Quantitative Targets

	"G" PLAN Results As of Mar 31, 2008	"SG2009" Targets As of Mar 31, 2010
Consolidated Net Income (2-year total)	¥266.6 billion	¥350 billion
Consolidated Net D/E Ratio	2.57 times	2.00 2.50 times
Risk Assets	¥708.3 billion	Less than total shareholders' equity
ROA	2.92%	More than 3%

By achieving the quantitative targets presented above, Marubeni will continue to expand its shareholders' equity and sustain ROE at an appropriate level.

Shareholders' Equity	¥779.8 billion	More than ¥1 trillion
ROE	19.3%	Approx. 18%

"SG2009" Initiatives

Selectively allocate management resources to strategic business fields

Investment Plan (2-year total): Approx. ¥600 billion

Fields in which the Group will accumulate assets by concentrating fund allocation from the medium- and long-term perspectives

- **Energy, Metal & Mineral Resources**
  Acquisition and development of energy, metal and mineral resources and related businesses, etc.
- **Overseas I(W)PP**
  Independent (water) power producer related businesses, etc.

Fields in which the Group will expand and develop its solid earnings base through value chain development

- **Distribution & Trading**
  Forest products, food, transportation machinery, ship, plant, etc.

Fields in which the Group will target the creation of new business models

- **Environment, Finance & Innovative Businesses**
  Environment-related businesses, insurance, leasing, innovative businesses, etc.

Advance portfolio management system	Maintain "PATRAC" as one of Marubeni's most important management indicators Sustain the portfolio unit management system More stringently follow up on "expansion" business units to further enhance growth
Reinforce and further upgrade risk management systems	Continue to adopt and further upgrade integrated risk management Enhance investment monitoring and follow-up systems Strictly apply exit rules
Enhance the quality of human resources	Utilize and promote diverse human resources Nurture managerial resources Further improve the work-life balance
Exercise the comprehensive strengths of the Marubeni Group	Increase profitability by synchronizing investment and regional strategies Take a Groupwide approach to tackling emerging markets and working with important business partners Foster cross-divisional functions Reestablish corporate brand through the development of sound corporate culture
Reinforce emphasis on CSR and environmental issues	Strictly adhere to the Company creed of "Fairness, Innovation and Harmony" Nurture better awareness of compliance, social contributions and environmental issues

* PATRAC (Profit After Tax less Risk Asset Cost) = Consolidated net income - (Risk assets 3 10%), Marubeni aims to maintain PATRAC above zero and maximize it.

In line with the start of the first "SG2009" year, Marubeni made some changes in its organizational structure, which previously comprised 12 divisions and two departments. The new structure consists of 11 divisions and two departments. Furthermore, the Company reorganized its Corporate Staff Group, which previously comprised 13 departments and is now 17 departments. Under this new structure, the Marubeni Group will accelerate activities aimed at attaining sustainable growth.

For details of "SG2009," please refer to Marubeni's Web site (URL: http://www.marubeni.com/ir/management/plan.html).

4. Important Contracts

No items to report.

5. R&D Activities

No items to report.

6. Management's Discussion and Analysis of Financial Position and Business Results

(1) Significant Accounting Policies and Estimates

Marubeni prepares its consolidated financial statements in accordance with accounting principles generally accepted and recognized in the United States. For more details regarding significant accounting policies, please refer to page 105 "Significant Accounting Policies."

In preparing important accounting policies and these statements, certain accounting estimates and assumptions are utilized when calculating assets and liabilities as of the fiscal year-end, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In determining accounting estimates and assumptions, management makes what it believes to be reasonable inferences of these amounts based on past experience and on a case-by-case basis. Estimates and assumptions made in this way have an inherent degree of uncertainty and actual results could differ. Management considers the following estimates and assumptions as those that have a material impact on the Company's consolidated financial statements.

1) Allowances for Doubtful Accounts

When evaluating credit risk associated with accounts receivable, notes receivable, loans receivable, and other receivables, Marubeni and its consolidated subsidiaries apply classifications according to the risk carried by the obligor or geographical region concerned. Based on these classifications, an allowance is established for a given receivable considered to be a loss, posted at an amount equal to either the current value of the receivable (projected cash flow discounted at the initial effective interest rate) or the fair value of the asset as collateral. Projected cash flow and fair value as collateral are estimated based on the most accurate credit information available from internal specialists regarding the payment history of each applicable obligor or region. For general receivables not covered above, allowances are calculated based on the historical rate of default for each risk category. The historical rate of default is determined by internal specialists, based on past experience in each applicable risk area.

While Marubeni believes these estimates to be reasonable, unexpected changes and other factors could significantly impact the Company's consolidated financial statements.

2) Valuation of Marketable Securities

When purchasing marketable securities, Marubeni and its consolidated subsidiaries classify securities as trading, held-to-maturity, or available-for-sale.

Held-to-maturity securities are stated at amortized cost, adjusted for the amortization of premiums and accretion of discounts to maturity. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive loss on the consolidated balance sheet. For held-to-maturity and available-for-sale securities, declines in value judged other than temporary are posted as devaluation losses.

Declines in the value of marketable securities judged other than temporary are determined by examining the length of time that market value remains below book value and the percent decline in value. For securities without market quotations, a comprehensive examination of the possibility of recovery—based on projected business results-net assets and other measures of the percent decline in actual value, are used to make this determination.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the assumptions used could result in a higher-than-expected loss, which could significantly impact the Company's consolidated financial statements.

3) Impairment Loss on Long-Lived Assets

Projected cash flows are utilized when determining devaluation losses for long-lived assets held by Marubeni and its consolidated subsidiaries. Projected cash flows are estimated based on certain assumptions.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the terms and criteria used could result in a reassessment of projected cash flows, which could significantly impact the Company's consolidated financial statements.

4) Deferred Tax Assets

In their financial statements and for tax purposes, Marubeni and its consolidated subsidiaries post temporary differences and losses carried forward as deferred tax assets. Regarding temporary differences and losses carried forward, due to future tax changes, a valuation allowance is posted for the portion for which realization is deemed unlikely, with deferred tax assets reduced accordingly. The projected amount of future tax to be collected is estimated based on future taxable income and tax strategies.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the terms and criteria used could result in a reassessment of the projected amount of tax to be collected, which could significantly impact the Company's consolidated financial statements.

5) Retirement Benefit Expenses

Marubeni and its consolidated subsidiaries utilize actuarial pension accounting based on certain assumptions to calculate severance pay and pension obligations for regular employees. These assumptions include the discount rate, the retirement rate, the mortality rate, the rate of salary increase and the rate of expected return on pension assets.

Net Income



Actual results
Forecast at the beginning of the fiscal year
150.0
120.0
90.0
60.0
30.0
0
FY2007 Results
✓ Six consecutive years of increase in net income
✓ Five consecutive years of record net income
✓ Achieved the "G" PLAN net income target of a two-year total of ¥220.0 billion (a total of ¥266.6 billion over fiscal 2006 and 2007)
+ ¥27.9 billion
23% up
34.6
33.0
41.2
37.0
73.8
60.0
119.3
100.0
147.2
135.0
FY2003
FY2004
FY2005
FY2006
FY2007

Gross Trading Profit / Selling, General & Administrative Expenses



(Billions of yen)
Gross trading profit
Selling, general & administrative expenses
600.0
500.0
400.0
300.0
200.0
100.0
0
406.8
326.6
433.4
340.6
502.0
350.3
531.2
365.3
596.9
393.4
FY2003
FY2004
FY2005
FY2006
FY2007

While Marubeni believes these assumptions to be reasonable, unforeseeable changes to the criteria used could significantly impact the Company's consolidated financial statements.

(2) Analysis of Operating Results for the Fiscal Year Ended March 31, 2008

Consolidated net income climbed ¥27.9 billion from the previous fiscal year, to ¥147.2 billion ($1,472 million), resulting in record earnings for the fifth consecutive year. In terms of the operating results of consolidated subsidiaries, 362 companies were profitable, compared to 87 unprofitable companies. The percentage of companies achieving profitability was thus 80.6%. This represents an improvement of 1.0 percentage points from 79.6% for the previous fiscal year, and total income from these companies grew by ¥14.6 billion.

An analysis of income and expense is provided as follows.

1) Gross Trading Profit

Gross trading profit was ¥596.9 billion ($5,969 million), representing a year-on-year increase of ¥65.7 billion. This was attributable to a variety of factors, including Marubeni America Corporation's increased agrochemical- and grain-related transactions and the conversion of a food distribution affiliate into a subsidiary as well as increased sales from overseas EPC projects and the new consolidation of an overseas IPP related subsidiary. In terms of operating segments, profits rose in 11 segments and declined in three segments in the fiscal year under review. For breakdown of operating segments, please refer to page 85 "1. Overview of Business Results, (2) Business Results by Operating Segment."

Number of Profitable Companies and Unprofitable Companies / Total Income (Loss)



Net income of profitable companies
Net loss of unprofitable companies
Total income (loss)
Percentage of profitable companies (right)
(Billions of yen)
(%)
200.0
150.0
100.0
50.0
0
(50.0)
85.0
80.0
75.0
70.0
65.0
60.0
0
78.7
80.4
79.4
79.6
80.6
63.8
21.4
(42.4)
92.7
47.2
(45.5)
120.9
79.4
(41.5)
142.4
115.7
(26.7)
168.0
130.4
(37.7)
March 31, 2004
March 31, 2005
March 31, 2006
March 31, 2007
March 31, 2008

* From the fiscal year ended March 31, 2008, Marubeni includes only companies directly subject to its consolidated accounting system in the scope of consolidation. This means that affiliates subject to the consolidated accounting systems of the Company's consolidated subsidiaries are excluded from consolidation. The percentages of profitable companies reflect this change and are presented accordingly for each year in the chart above. However, the amounts of income and loss presented in the chart reflect this change only for the fiscal years ended March 31, 2007 and 2008.

2) Selling, General & Administrative Expenses
Selling, general and administrative expenses increased ¥28.1 billion year on year to ¥393.4 billion ($3,934 million). The principal components were personnel expenses, mainly at subsidiary companies, which rose ¥16.5 billion, to ¥194.3 billion, and travel and transportation expenses grew ¥1.3 billion to ¥17.5 billion.

3) Provision for Doubtful Accounts
The provision for doubtful accounts increased ¥2.5 billion year on year to ¥3.4 billion ($34 million) mainly due to the absence of a gain on the reversal of allowances attributable to overseas receivables collected during the previous fiscal year.

4) Interest Income and Interest Expense
In the fiscal year under review, interest income climbed ¥0.8 billion to ¥24.9 billion ($249 million). Interest expense rose ¥11.3 billion to ¥68.2 billion ($682 million), primarily due to increased expenses attributable to new investments and loans and the rise in interest rates on yen accounts.

5) Dividend Income
Dividend income rose ¥2.9 billion year on year to ¥23.6 billion ($236 million). Of this figure, ¥9.8 billion (¥5.6 billion in Japan and ¥4.2 billion from overseas) was received by the parent company. Domestic consolidated subsidiaries received dividends totaling ¥1.0 billion, while overseas consolidated subsidiaries received dividends of ¥12.8 billion.

6) Impairment Loss and Gain on Sales of Investment Securities
In the fiscal year under review, the impairment loss on investment securities rose ¥20.1 billion to ¥31.2 billion ($312 million). This was owing to impairment losses related to fund management transactions in a European financing subsidiary as well as to a impairment loss on investment securities held by Marubeni.

Gain on sales of investment securities was ¥23.8 billion ($238 million), down ¥0.3 billion.

7) Loss on Property, Plant and Equipment
The loss on property, plant and equipment improved ¥17.5 billion to ¥1.5 billion ($15 million) and was primarily due to the absence of a devaluation loss on golf course-related facilities posted in the previous fiscal year.

8) Equity in Earnings of Affiliated Companies—Net
Equity in earnings of affiliated companies—net climbed ¥10.8 billion year on year to ¥55.7 billion ($557 million), owing mainly to new acquisitions and the absence of a decline in equity in earnings of projects in Central America posted in the previous fiscal year.

9) Other—Net
Expenses and other, other—net were ¥11.1 billion ($111 million) a year-on-year deterioration of ¥13.0 billion. This is mainly attributable to foreign currency transaction losses and losses related to fund management transactions in a European financing subsidiary.

(3) Factors with a Significant Impact on Operating Results
1) Off-Balance Sheet Arrangements and Contractual Obligations
Marubeni and its consolidated subsidiaries guarantee the debt of affiliated companies and third parties in the ordinary course of business. For more information, please refer to page 135 "22. Commitments and Contingent Liabilities" under "Notes to Consolidated Financial Statements."

2) Others
For information regarding other factors with a significant impact on operating results and financial condition, please refer to page 96 "7. Business Risks."

(4) Strategic Status and Outlook
From the fiscal year ended March 31, 2007, the Marubeni Group implemented the "G" PLAN, a two-year medium-term management plan with clear quantitative and qualitative targets. This plan came to a successful close with the end of the fiscal year under review, thanks to the Group's close monitoring and management of the plan's progress. For details of the Group's achievements under the "G" PLAN, please refer to page 89 "(2) Achievements under the "G" PLAN, Marubeni's Previous Medium-Term Management Plan" under "3. Issues to be Addressed."

In the fiscal year ending March 31, 2009, Marubeni commenced the new "SG2009" medium-term management plan that extends through the fiscal year ending March 31, 2010. Under this new plan, the Marubeni Group is working to further advance improvements in its earnings base and financial strength achieved under the "G" PLAN while stabilizing the growth trend generated by the previous "V" PLAN and "G" PLAN as it boosts its momentum toward future growth. "SG" stands for "Sustainable Growth." The plan's basic policy calls for bolstering the Group's earnings base against market fluctuations by establishing a rigorous risk management system, expanding its prime asset portfolio and pursuing higher asset efficiency, thereby achieving sustainable growth. For the fiscal year ending March 31, 2009, Marubeni plans to achieve consolidated net income of ¥165.0 billion. For details of "SG2009," please refer to page 90 "(3) "SG2009," Marubeni's New Medium-Term Management Plan" under "3. Issues to be Addressed."

In the first year of "SG2009," Marubeni's management and employees are diligently working as one, with a renewed determination, toward achieving the targets set under the plan.

(5) Liquidity and Funding Sources
1) Financial Position
Consolidated total assets as of March 31, 2008 stood at ¥5,207.2 billion ($52,072 million), up ¥333.9 billion from the end of the previous fiscal year. This increase was mainly attributable to investments in affiliated companies, including the participation in new overseas IPP projects and the acquisition of coal mining interests.

Total shareholders' equity rose ¥34.3 billion year on year to ¥779.8 billion ($7,798 million). An increase of ¥147.2 billion in consolidated net income more than offset a decrease of ¥52.4 billion in net unrealized losses on equity securities.

Consolidated interest-bearing debt grew ¥163.9 billion year on year to ¥2,442.3 billion ($24,423 million). Consolidated interest-bearing debt after deducting cash and cash equivalents was ¥2,002.0 billion ($20,020 million) as of March 31, 2008, up ¥158.5 billion from a year earlier. As a result, the net D/E ratio was 2.57 times as of the end of the fiscal year under review, achieving the quantitative target of more than two and less than three times set under the "G" PLAN.

Marubeni did not achieve the consolidated total shareholders' equity target of ¥820.0 billion set under the "G" PLAN due to such external factors as the impairment of equity securities held by Marubeni and the yen's appreciation. However, the Company maintained balance between its offensive and defensive postures by limiting its risk assets, which totaled ¥708.3 billion as of March 31, 2008, well within the target range of total shareholders' equity.

2) Fund Procurement

The fundamental policy of Marubeni and its consolidated subsidiaries is to maintain an optimal mix of funding in line with the requirements of its asset portfolio. The goal is to sustain a stable level of liquidity. while trimming financing costs. Funding sources included indirect financial procurement from banks, life insurers and other financial institutions as well as direct procurement through the issuance of bonds, commercial paper and other means.

With the aim of maximizing Groupwide utilization efficiency, the Marubeni Group is accelerating the shift toward a centralized fund procurement scheme, under which principal consolidated subsidiaries procure funds directly from Marubeni Corporation, domestic and overseas financing subsidiaries and/or overseas corporate subsidiaries. This approach enables Group companies holding surplus funds to reallocate such funds to other Group companies in need of operating funds, allowing for more flexible fund procurement on a Groupwide scale.

Marubeni has established the following programs to procure funds directly from the capital markets.

- Shelf registration of for the public sale of ordinary bonds in Japan: ¥300.0 billion
- Commercial Paper program
  - Marubeni Europe P.L.C.: US$300 million
- Euro Medium-Term Note Program
  - Three-company joint program (Marubeni Corporation, Marubeni Europe P.L.C. and Marubeni Finance Holland B.V.): US$5.0 billion

To aid in procuring funds from capital markets, Marubeni has acquired credit ratings from Moody's Investors Service (Moody's), Standard & Poor's (S&P), Rating and Investment Information, Inc. (R&I), and Japan Credit Rating Agency, Ltd. (JCR).

Total Assets / Net interest-bearing debt / ROA


Total assets
Net interest-bearing debt
ROA (right)
(Billions of yen)
(%)
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4,254.2
4,208.0
4,587.1
4,873.3
5,207.2
1,969.3
1,823.9
1,876.4
1,843.4
2,002.0
0.81
0.97
1.68
2.52
2.92
March 31, 2004
March 31, 2005
March 31, 2006
March 31, 2007
March 31, 2008

Total Shareholders' Equity / Net D/E Ratio


Total shareholders' equity
Net D/E Ratio (right)
(Billions of yen)
(Times)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0
6
5
4
3
2
1
0
393.0
443.2
663.8
745.5
779.8
5.01
4.12
2.83
2.47
2.57
March 31, 2004
March 31, 2005
March 31, 2006
March 31, 2007
March 31, 2008

In July 2007, Moody's upgraded Marubeni's long-term rating from Baa3 to Baa2 and its short-term rating from P-3 to P-2; in December 2007, R&I upgraded the Company's long-term rating from BBB+ to A- and its short-term rating from a-2 to a-1; and in March 2008, S&P upgraded the Company's long-term rating from BBB- to BBB.

More recently, in April 2008, S&P placed Marubeni's long-term rating on the CreditWatch with negative implications, expressing the possibility of downward review from the current BBB rating.

3) Liquidity

On a consolidated basis, the liquidity ratio was 136.5% as of March 31, 2008, up from 133.1% as of the end of the previous fiscal year. Through the increased use of note issuance facilities and other means, Marubeni is maintaining its liquidity and financial standing.

In addition, Marubeni and its consolidated subsidiaries maintain a sufficient level of liquidity, mainly in the form of cash and deposits and established commitment lines. As of March 31, 2008, cash and deposits totaled ¥440.3 billion.

Details regarding commitment lines are as follows:

- Marubeni Corporation
  ¥328.0 billion from a syndicate of major and regional Japanese banks (short term: ¥83.0 billion, long term: ¥245.0 billion)
- Marubeni Corporation, Marubeni Finance Holland
  These two companies are able to access long-term multicurrency commitment lines totaling ¥55.0 billion, secured through major Japanese banks.
- Marubeni Corporation, Marubeni America Corporation, Marubeni Europe, Marubeni Finance Holland
  These four companies have available short-term multicurrency commitment lines totaling US$500 million, secured mainly through major European and U.S. banks.

In addition to these commitment lines, Marubeni and its consolidated subsidiaries hold highly liquid marketable securities. In all, these assets provide sufficient liquidity to cover the Group's funding demand, the current portion of commercial paper redeemable within one year and bonds including medium-term notes, which totaled ¥29.0 billion as of March 31, 2008.

7. Business Risks

Major risks that could have a serious impact on investor decisions associated with the business operations and other activities of Marubeni Corporation and its consolidated subsidiaries are outlined below. The risks discussed, however, are not inclusive of the full range of possible risks faced in the broad range of activities engaged in by Marubeni and its consolidated subsidiaries. Any number of additional risks other than those discussed below could also impact business performance. Furthermore, risks considered to have a low likelihood of materializing have also been disclosed, from the perspective of ensuring proactive information disclosure. Forward-looking statements with respect to the risks discussed below reflect the reasonable judgment of the Company's management based on information available as of March 31, 2008.

Trends in Credit Ratings


Moody's
B1 ↗ Ba2
Ba2
Ba2 ↗ Baa3
Baa3
Baa3 ↗ Baa2
Baa1
Baa2
Baa3
Ba1
Ba2
Ba3
B1
B2
S&P
B+ ↗ BB-
BB- ↗ BB
BB ↗ BBB-
BBB-
BBB- ↗ BBB
BBB+
BBB
BBB-
BB+
BB
BB-
B+
B
JCR
BBB+
BBB+ ↗ A-
A-
A- ↗ A
A
A+
A
A-
BBB+
BBB
BBB-
BB+
R&I
BB+
BB+ ↗ BBB-
BBB-
BBB- ↗ BBB ↗ BBB+
BBB+ ↗ A-
A
A-
BBB+
BBB
BBB-
BB+
BB
BB-
03/4
03/10
04/4
04/10
05/4
05/10
06/4
06/10
07/4
07/10
FY2003
FY2004
FY2005
FY2006
FY2007

(1) Risk Regarding Overall Marubeni Operations

1) Impact of Japanese and Global Economies on Marubeni Group

Marubeni and its consolidated subsidiaries comprise a general trading company engaged in a wide range of business activities in Japan and over 70 other countries. Examples include the production and procurement of natural resources and other primary commodities, as well as the manufacture and sale of finished goods. As a result, the Marubeni Group is impacted by the economic conditions prevailing in Japan and other countries where it has operations, as well as by the state of the global economy as a whole. Worsening economic conditions on either of these fronts could adversely affect the operating activities, performance and financial position of Marubeni and its consolidated subsidiaries.

2) Credit Risks Regarding Business Partners

Marubeni and its consolidated subsidiaries extend credit to business partners in the form of accounts receivable, advances, loans, guarantees and other means. In addition, as a part of its sales activities, the Group concludes merchandise supply, subcontracting, operational outsourcing and other types of contracts with business partners. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations or a breach of contract by these business partners could negatively impact the Company's business results and financial position.

To prevent credit risks from materializing, Marubeni and its consolidated subsidiaries conduct extensive risk management at the credit screening stage. Nevertheless, Marubeni is susceptible to a variety of credit risks.

In preparation for the incurrence of possible losses when credit risk becomes apparent, Marubeni and its consolidated subsidiaries establish allowances for doubtful accounts based on the estimated amount of the loss, the business partner's creditworthiness, collateral value and

Substitute Liquidity

Complementary Liquidity and Liquidity Ratio

● Complementary Liquidity (As of March 31, 2008, Consolidated Basis)



(Billions of yen)
1,100.0
1,000.0
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0
991.9
Overdraft
118.5
Commitment Lines
433.1
Current Portion of Long-Term Debt
301.4
65.4
Cash and Deposits
440.3
Short-Term Loans
Liquidity in Hand

● Breakdown of Commitment Lines

Borrower	Type	March 31, 2008	March 31, 2007
Marubeni Headquarters	Yen: Short-term Yen: Long-term (3 yrs)	¥83.0 billion ¥245.0 billion	¥105.0 billion ¥300.0 billion
Marubeni Headquarters, Marubeni America, Marubeni Europe, Marubeni Finance Holland	Foreign currency: Short-term	US$500 million	US$500 million
Marubeni Headquarters, Marubeni Finance Holland	Foreign currency: Long-term (3 yrs)	Approx. equivalent to ¥55.0 billion	—
Total		Approx. ¥433.1 billion	Approx. ¥464.0 billion

*Year-end exchange rate:
March 31, 2008: US$1.00 = ¥100.19
March 31, 2007: US$1.00 = ¥118.05

* With the aim of improving complementary liquidity for foreign currencies, Marubeni has established a new long-term commitment line for foreign currencies approximately equivalent to ¥55.0 billion.

* The remaining balance for the commitment lines as of each fiscal year-end was zero.

● Liquidity Ratio (Consolidated Basis)

March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
104.6%	105.9%	111.2%	110.6%	133.1%	136.5%

Centralized Fund Procurement (Marubeni Group's Fund Procurement Streamlining Scheme)

● Marubeni's Group Financing Overview



Japan
Marubeni Headquarters
Borrowing
Excess Funds
Marubeni Financial Service Corp.
Lending
Excess Funds
Group Companies
Overseas
Euro Market
Region
EMTN
Financial Institutions
Borrowing
Commitment Lines
Investment Using Excess Funds
Finance Centers
(Overseas Corporate Subsidiaries or Financial Subsidiaries)
Lending
Excess Funds
Group Companies

other set factors. In the event of such losses, however, the Company cannot guarantee that actual losses will not exceed these established allowances.

3) Investment Risk

Marubeni and its consolidated subsidiaries, both independently and in collaboration with other companies, establish new companies and purchase existing enterprises in the course of their business operations. Most of these business investments are of minimal liquidity and require sizeable amounts of capital. Marubeni or its consolidated subsidiaries may be unable to withdraw from such businesses in an optimal manner or time frame, which could inevitably require the commitment of additional capital.

In an effort to prevent the occurrence of risks associated with investments and other activities, Marubeni and its consolidated subsidiaries conduct extensive risk management, including checking new investments to determine whether expected returns are commensurate with the risks involved. Nevertheless, a decline in the value of these investments or the necessity of additional expenditures of capital could adversely affect the Group's business results and financial condition.

4) Concentrated Risk Exposure

As part of their commercial and investment activities, Marubeni and its consolidated subsidiaries are concentrated in specific investment targets, markets and regions, such as sales activities in Indonesia and the Philippines. In the context of the Group's country risk management, Marubeni classifies countries according to their level of risk, has established transaction management standards for each country and promotes efforts to ensure optimal portfolio management. Nevertheless, lackluster performance by these investment targets, or a deteriorating operating environment in these markets or regions, could adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

5) Ability to Procure Funds and Procurement Cost

Marubeni and its consolidated subsidiaries engage in fund procurement with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major global capital markets, shortages of cash flow from operating activities, declining profitability, failure in asset-liability management, or a sharp downgrade in the credit ratings of Marubeni and its consolidated subsidiaries by ratings agencies could constrain fund procurement or lead to an increase in fund procurement cost, which may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

6) Market Risks

1. Fluctuations in the Price of Goods and Merchandise

Marubeni and its consolidated subsidiaries handle a variety of merchandise. In order to mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and scheduled contracts, the Group enters into commodity futures and forward contracts. However, changes in respective market conditions can adversely affect business performance.

In addition, Marubeni and its consolidated subsidiaries participate in energy and natural resource exploration and production (E&P) projects. Through this participation and other relevant operations, the Company markets various produce and products. Fluctuations in the markets of these produce and products may adversely affect the business results and financial position of Marubeni and its consolidated subsidiaries.

2. Fluctuations in Foreign Currency Exchange Rates

Marubeni and its consolidated subsidiaries conduct transactions in a variety of currencies and under a variety terms. In order to mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies, the Group enters into forward-exchange contracts and other derivative transactions. Despite these measures, fluctuations in exchange rates may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

3. Fluctuations in Interest Rates

Marubeni and its consolidated subsidiaries procure necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Furthermore, net interest-bearing debt is procured at fixed interest rates and variable interest rates. While the interest risk of the majority of the operating assets held by Marubeni and its consolidated subsidiaries offset the interest rate risk associated with debt, through asset-liability management, Marubeni and its consolidated subsidiaries utilize interest rate swaps and other agreements to mitigate the risk of interest rate fluctuations. Nevertheless, changes in market interest rates may adversely affect the business results and financial condition of the Group.

4. Gains and Losses from Marketable Debt and Equity Securities

To strengthen business relationships and for other purposes, Marubeni and its consolidated subsidiaries invest in marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity or available-for-sale securities.

Trading and available-for-sale securities held by Marubeni and its consolidated subsidiaries carry the risk of fluctuations in original value due to changes in fair value. The posting of losses on the devaluation of these securities at low points in fair value may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

5. Risks Regarding Employees' Retirement Benefit Expenses

As the Group holds domestic and foreign stocks and bonds as pension assets, sluggish performance in securities markets could decrease the value of those assets and increase its pension expenses or could require it to accumulate additional pension assets. In such an event, the Group's business results and financial conditions may be adversely affected.

7) Impairment of Real Estate, Machinery and Equipment, and Other Property, Plant and Equipment

Marubeni and its consolidated subsidiaries hold real estate, machinery and equipment, and other property, plant and equipment for sale and lease to other parties as well as for their own use. A decline in the value of these assets could potentially force the Marubeni Group to book impairment losses. Marubeni and its consolidated subsidiaries account for impairment of property, plant and equipment in

accordance with accounting principles generally accepted in the United States (US GAAP). A dramatic decline in asset value could, nonetheless, have a negative impact on the Marubeni Group's business results and financial position.

8) Laws and Regulations

In the course of operations, Marubeni and its consolidated subsidiaries are subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on Marubeni and its consolidated subsidiaries. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of Marubeni's operating activities, lower the Company's credibility or cause the occurrence of other circumstances that could adversely impact the Company's business results or financial condition.

9) Significant Litigation

In the course of business activities in Japan and overseas, Marubeni and its consolidated subsidiaries may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. The Company cannot guarantee that such litigation will not adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

10) Environmental Risk

Marubeni and its consolidated subsidiaries conduct business activities globally across a broad range of industries, and environmental pollution as a result of these activities could result in business stoppage, pollution remediation expenses and legal fees in response to litigation by local residents. In addition, the Group's social reputation could be damaged. In the fiscal year ended March 31, 2000, an environmental management system was introduced to cope with such environmental risks, under which various initiatives have been implemented to assess the potential environmental burden and reduce environmental risk, including environmental impact evaluations for each new financing and development project. In the event, however, some form of environment impact occurs, the Company's business results or financial condition may be adversely affected.

11) Natural Disaster Risk

Earthquakes and other natural disasters could cause damage and loss to the Group's offices and facilities and inhibit the normal business activities of Marubeni and its consolidated subsidiaries. While every effort has been made to implement appropriate countermeasures, such as the preparation of business continuity plans, earthquake countermeasures and fire prevention drills, the potential for damage from natural disasters cannot be completely mitigated. Consequently, there is no guarantee that such disasters will not have a material negative impact on the Group's earnings.

12) Other Risks Inherent and Related to Overall Marubeni Operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities, are among the other risks that may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

(2) Risk Management

Marubeni and its consolidated subsidiaries operate an integrated decision-making process that is deployed when assessing the provision of commitment lines, investments and other key matters on an individual basis. In the context of important projects and new business activities, the Marubeni Group has put in place a follow-up structure to fulfill its obligations, which include constantly monitoring progress, responding swiftly to all issues and reporting regularly to the Corporate Management Committee and similar management bodies. In this way, the Marubeni Group seeks to circumvent risks by enhancing risk management on an individual basis.

With a view to mitigating risk Groupwide, the Marubeni Group has an integrated risk management system in place to ascertain a range of quantifiable or measurable risks. Examples include market, credit and investment risks associated with specific countries, business formats and customers. In this integrated system, fundamental risk management policies and internal regulations are formulated to ensure proper decision-making and monitoring of these risks. In the same way, organizations, management systems, management options and systems infrastructure are kept in place for executing these policies and regulations.

For compliance risk and other difficult to quantify or immeasurable risks, the Marubeni Group strives to prevent its exposure to these risks systematically by enhancing corporate governance, putting internal control systems in place and bolstering its compliance structure. Nevertheless, numerous risks can arise during the course of the wide-ranging operations of Marubeni and its consolidated subsidiaries.

Moreover, the risk management framework operated by the Marubeni Group may be unable to prevent the occurrence of a variety of risks that carry the possibility of future occurrence. As a result, the Marubeni Group's operating performance and financial condition may be adversely affected.

(3) The Medium-Term Management Plan

From April 2008, Marubeni and its consolidated subsidiaries commenced the implementation of a new two-year, medium-term management plan, "SG2009." The plan's quantitative targets include two-year total consolidated net income of ¥350.0 billion, a consolidated net D/E ratio in the range of 2.0 and 2.5 times, risk assets within the limit of total shareholders' equity and ROA of over 3.0%. In achieving these targets, Marubeni expects to realize its shareholders' equity of over ¥1,000.0 billion and ROE of around 18%.

These objectives were prepared based on certain assumptions, hypotheses and projections regarding certain economic conditions, industry trends and other concerns. A number of unknown and uncontrollable factors could prevent the completion of these objectives.

(4) Risks Regarding Significant Account Policies and Estimates

For more information, please refer to page 91 "(1) Significant Accounting Policies and Estimates" under "6. Management's Discussion and Analysis of Financial Position and Business Results."

Consolidated Balance Sheets

Marubeni Corporation and Consolidated Subsidiaries
At March 31, 2008 and 2007

ASSETS	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars (Note 1) 2008
Current assets:			
Cash and cash equivalents (Notes 2 and 19)	¥ 402,281	¥ 414,952	$ 4,022,810
Time deposits (Notes 10 and 19)	38,058	20,010	380,580
Investment securities (Notes 2, 5 and 19)	9,477	26,693	94,770
Notes and accounts receivable — trade (Notes 2, 7, 10 and 21):			
Notes receivable	87,621	107,930	876,210
Accounts receivable	1,120,945	1,032,790	11,209,450
Due from affiliated companies	77,469	85,799	774,690
Allowance for doubtful accounts	(13,347)	(16,332)	(133,470)
Inventories (Notes 2 and 10)	474,512	420,533	4,745,120
Advance payments to suppliers	211,626	214,067	2,116,260
Deferred income taxes (Notes 2 and 13)	40,003	43,715	400,030
Prepaid expenses and other current assets	159,291	152,435	1,592,910
Total current assets	2,607,936	2,502,592	26,079,360
Investments and long-term receivables:			
Affiliated companies (Notes 2, 6 and 10)	616,009	504,501	6,160,090
Securities and other investments (Notes 2, 5, 10 and 19)	551,539	603,545	5,515,390
Notes, loans and accounts receivable — trade, net of unearned interest (Notes 2, 7, 10, 19 and 21)	141,448	121,138	1,414,480
Allowance for doubtful accounts (Notes 2 and 7)	(52,421)	(51,337)	(524,210)
Property leased to others, at cost, less accumulated depreciation of ¥65,375 million ($653,750 thousand) in 2008 and ¥62,331 million in 2007 (Notes 2, 10 and 21)	173,014	171,115	1,730,140
Total investments and long-term receivables	1,429,589	1,348,962	14,295,890
Property, plant and equipment, at cost (Notes 2 and 10):			
Land	184,696	169,447	1,846,960
Buildings and structures	376,888	309,358	3,768,880
Machinery and equipment	683,566	644,696	6,835,660
Mining rights	16,643	16,315	166,430
	1,261,793	1,139,816	12,617,930
Accumulated depreciation	(463,014)	(408,364)	(4,630,140)
Net property, plant and equipment	798,779	731,452	7,987,790
Prepaid pension cost (Notes 2 and 12)	7,334	21,642	73,340
Deferred income taxes (Notes 2 and 13)	91,910	53,088	919,100
Intangible assets (Notes 2, 3, 8 and 12)	116,546	86,654	1,165,460
Goodwill (Notes 2 and 8)	58,292	35,794	582,920
Other assets (Note 10)	96,839	93,120	968,390
Total assets	¥5,207,225	¥4,873,304	$52,072,250

See accompanying notes.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars (Note 1) 2008
Current liabilities:			
Short-term loans (Notes 10, 11 and 19)	¥236,027	¥ 170,423	$ 2,360,270
Current portion of long-term debt (Notes 10, 11 and 19)	65,353	164,485	653,530
Notes and accounts payable — trade:			
Notes and acceptances payable (Note 10)	177,071	210,151	1,770,710
Accounts payable	833,421	762,520	8,334,210
Due to affiliated companies	62,444	52,288	624,440
Advance payments received from customers	208,182	204,489	2,081,820
Accrued income taxes (Note 13)	16,387	17,219	163,870
Deferred income taxes (Notes 2 and 13)	2,156	4,632	21,560
Accrued expenses and other current liabilities (Note 10)	310,086	294,059	3,100,860
Total current liabilities	1,911,127	1,880,266	19,111,270
Long-term debt, less current portion (Notes 9, 10 ,11 and 19)	2,368,164	2,130,137	23,681,640
Employees' retirement benefits (Notes 2 and 12)	23,622	12,075	236,220
Deferred income taxes (Notes 2 and 13)	43,731	29,987	437,310
Minority interests in consolidated subsidiaries	80,817	75,385	808,170
Commitments and contingent liabilities (Notes 2 and 22)			
Shareholders' equity (Note 14):			
Common stock:			
Authorized shares — 4,300,000,000 shares			
Issued and outstanding shares — 1,737,940,900 shares in 2008 and 1,734,916,816 shares in 2007	262,686	262,686	2,626,860
Capital surplus	158,461	155,905	1,584,610
Retained earnings	423,591	298,011	4,235,910
Accumulated other comprehensive income (loss) (Notes 13 and 15):			
Unrealized gains on investment securities (Note 5)	50,463	102,899	504,630
Currency translation adjustments	(53,609)	(39,547)	(536,090)
Unrealized losses on derivatives	(18,410)	(6,410)	(184,100)
Pension liability adjustments (Note 12)	(42,773)	(27,603)	(427,730)
Cost of common stock in treasury — 1,414,364 shares in 2008 and 1,483,567 shares in 2007	(645)	(487)	(6,450)
Total shareholders' equity	779,764	745,454	7,797,640
Total liabilities and shareholders' equity	¥5,207,225	¥4,873,304	$52,072,250

Consolidated Statements of Income

Marubeni Corporation and Consolidated Subsidiaries
Years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
Revenues (Note 2):				
Revenues from trading and other activities	¥3,958,276	¥3,467,925	¥2,949,058	$39,582,760
Commissions on services and trading margins	207,950	190,930	190,787	2,079,500
Total	4,166,226	3,658,855	3,139,845	41,662,260
(Total volume of trading transactions: 2008, ¥10,631,616 million ($106,316,160 thousand) 2007, ¥9,554,943 million 2006, ¥8,686,532 million) (Notes 2, 6 and 17)				
Cost of revenues from trading and other activities	3,569,310	3,127,684	2,637,821	35,693,100
Gross trading profit	596,916	531,171	502,024	5,969,160
Expenses and other:				
Selling, general and administrative expenses	393,367	365,291	350,261	3,933,670
Provision for doubtful accounts (Note 7)	3,396	860	8,515	33,960
Interest income	(24,934)	(24,179)	(23,095)	(249,340)
Interest expense	68,202	56,908	47,212	682,020
Dividend income	(23,645)	(20,705)	(12,065)	(236,450)
Impairment loss on investment securities (Note 5)	31,208	11,116	17,895	312,080
Gain on sales of investment securities (Note 5)	(23,757)	(24,099)	(14,477)	(237,570)
Loss on property, plant and equipment (Note 8)	1,492	18,951	21,292	14,920
Equity in earnings of affiliated companies — net (Notes 6 and 17)	(55,661)	(44,880)	(31,602)	(556,610)
Other — net (Notes 2 and 18)	11,051	(1,907)	5,033	110,510
Total	380,719	337,356	368,969	3,807,190
Income from continuing operations before income taxes and minority interests	216,197	193,815	133,055	2,161,970
Provision for income taxes (Note 13):				
Current	44,566	53,910	34,653	445,660
Deferred	15,974	14,295	12,810	159,740
	60,540	68,205	47,463	605,400
Income from continuing operations before minority interests	155,657	125,610	85,592	1,556,570
Minority interests	(8,408)	(6,261)	(5,427)	(84,080)
Income from continuing operations	147,249	119,349	80,165	1,472,490
Loss from discontinued operations (after income tax effect) (Note 4)	—	—	(6,364)	—
Net income	¥ 147,249	¥ 119,349	¥ 73,801	$ 1,472,490
Income available to preferred shareholders	¥ —	¥ 605	¥ 1,510	$ —
Net income available to common shareholders	¥ 147,249	¥ 118,744	¥ 72,291	$ 1,472,490

	Yen			U.S. dollars
Earnings per share of common stock (Note 16):				
Basic:				
Income from continuing operations	¥ 84.93	¥ 72.41	¥ 52.60	$ 0.85
Net income	¥ 84.93	¥ 72.41	¥ 48.34	$ 0.85
Diluted:				
Income from continuing operations	N / A	¥ 68.85	¥ 43.94	N / A
Net income	N / A	¥ 68.85	¥ 40.46	N / A

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

Marubeni Corporation and Consolidated Subsidiaries
Years ended March 31, 2008, 2007 and 2006

	Millions of yen						Thousands of U.S. dollars (Note 1)	
	2008		2007		2006		2008	
Class I preferred stock:								
Balance at beginning of year	¥ —		¥ 37,750		¥ 37,750		$ —	
Conversion to common stock	—		(37,750)		—		—	
Balance at end of year	¥ —		¥ —		¥ 37,750		$ —	
Common stock:								
Balance at beginning of year	¥262,686		¥224,936		¥194,039		$2,626,860	
Conversion of convertible debentures	—		—		30,897		—	
Conversion of preferred stock	—		37,750		—		—	
Balance at end of year	¥262,686		¥262,686		¥224,936		$2,626,860	
Capital surplus:								
Balance at beginning of year	¥155,905		¥155,903		¥125,436		$1,559,050	
Issuance of common stock in exchange for a subsidiary's minority shares	2,344		—		—		23,440	
Conversion of convertible debentures	—		—		30,445		—	
Gain on sales treasury stock	212		2		22		2,120	
Balance at end of year	¥158,461		¥155,905		¥155,903		$1,584,610	
Retained earnings:								
Balance at beginning of year	¥298,011		¥193,772		¥131,195		$2,980,110	
Net income	147,249	¥147,249	119,349	¥119,349	73,801	¥ 73,801	1,472,490	$1,472,490
Cash dividends — common and preferred stocks	(21,669)		(15,110)		(11,224)		(216,690)	
Balance at end of year	¥423,591		¥298,011		¥193,772		$4,235,910	
Accumulated other comprehensive income (loss) (Note 15):								
Balance at beginning of year	¥ 29,339		¥ 51,752		¥(45,126)		$ 293,390	
Unrealized (losses) gains on investment securities, net of reclassification (Note 5)		(52,436)		(6,136)		62,374		(524,360)
Currency translation adjustments, net of reclassification		(14,062)		13,903		36,136		(140,620)
Unrealized (losses) gains on derivatives, net of reclassification		(12,000)		(4,294)		(562)		(120,000)
Minimum pension liability adjustment (Note 12)		—		(834)		(1,070)		—
Pension liability adjustments (Note 12)		(15,170)		—		—		(151,700)
Other comprehensive income (loss), net of tax	(93,668)	(93,668)	2,639	2,639	96,878	96,878	(936,680)	(936,680)
Comprehensive income		¥ 53,581		¥121,988		¥170,679		$ 535,810
Adjustment to initially apply SFAS 158, net of tax	—		(25,052)		—		—	
Balance at end of year	¥(64,329)		¥ 29,339		¥ 51,752		$ (643,290)	
Cost of common stock in treasury:								
Balance at beginning of year	¥ (487)		¥ (326)		¥ (142)		$ (4,870)	
Purchase of treasury stock, net	(158)		(161)		(184)		(1,580)	
Balance at end of year	¥ (645)		¥ (487)		¥ (326)		$ (6,450)	
Disclosure of reclassification amount:								
Unrealized (losses) gains on investment securities arising during the period	¥(49,347)		¥ (1,083)		¥ 66,293		$ (493,470)	
Less: Reclassification adjustments included in net income	(3,089)		(5,053)		(3,919)		(30,890)	
Net unrealized (losses) gains	¥(52,436)		¥ (6,136)		¥ 62,374		$ (524,360)	
Currency translation adjustments arising during the period	¥(16,221)		¥ 11,062		¥ 33,832		$ (162,210)	
Less: Reclassification adjustments included in net income	2,159		2,841		2,304		21,590	
Net currency translation adjustments	¥(14,062)		¥ 13,903		¥ 36,136		$ (140,620)	
Unrealized (losses) gains on derivatives arising during the period	¥(15,460)		¥ (6,659)		¥ 3,383		$ (154,600)	
Less: Reclassification adjustments included in net income	3,460		2,365		(3,945)		34,600	
Net unrealized (losses) gains on derivatives	¥(12,000)		¥ (4,294)		¥ (562)		$ (120,000)	

See accompanying notes.

Consolidated Statements of Cash Flows

Marubeni Corporation and Consolidated Subsidiaries
Years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
Operating activities:				
Net income	¥147,249	¥119,349	¥ 73,801	$1,472,490
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	96,370	101,145	72,684	963,700
Provision for doubtful accounts	3,396	860	8,515	33,960
Equity in earnings of affiliated companies, less dividends received	(29,309)	(19,022)	(15,117)	(293,090)
Loss (gain) on investment securities	7,451	(12,983)	3,418	74,510
Loss on property, plant and equipment	1,492	18,951	21,292	14,920
Deferred income taxes	15,974	14,295	12,810	159,740
Loss from discontinued operations (after income tax effect) (Note 4)	—	—	6,364	—
Changes in operating assets and liabilities:				
Notes and accounts receivable	(53,681)	(118,336)	(45,810)	(536,810)
Inventories	(43,886)	(24,106)	452	(438,860)
Advance payments to suppliers and prepaid expenses and other assets	(21,191)	(60,414)	(88,039)	(211,910)
Prepaid pension cost	21,642	25,886	1,136	216,420
Notes, acceptances and accounts payable	6,226	59,308	31,670	62,260
Advance payments received from customers and accrued expenses and other liabilities	90,977	55,539	90,306	909,770
Accrued income taxes	(1,674)	383	695	(16,740)
Other	(5,746)	(8,780)	(40,769)	(57,460)
Net cash provided by operating activities	235,290	152,075	133,408	2,352,900
Investing activities:				
Net (increase) decrease in time deposits	(9,347)	2,050	(16,984)	(93,470)
Proceeds from sales of available-for-sale securities	18,472	13,922	13,410	184,720
Proceeds from redemptions of available-for-sale securities	5,058	—	1,630	50,580
Purchases of available-for sale securities	(33,362)	(25,241)	(42,116)	(333,620)
Proceeds from redemptions of held-to-maturity securities	—	6,000	26,114	—
Proceeds from sales of investments in affiliated companies	15,651	51,892	17,685	156,510
Acquisition of investments in affiliated companies	(140,868)	(100,890)	(7,402)	(1,408,680)
Proceeds from sales of other investments	40,646	60,111	36,924	406,460
Acquisition of other investments	(149,849)	(103,084)	(59,828)	(1,498,490)
Proceeds from sales of property, plant and equipment and property leased to others	14,541	22,728	14,030	145,410
Purchases of property, plant and equipment and property leased to others	(87,877)	(66,274)	(211,037)	(878,770)
Collection of loans receivable	70,750	57,341	52,606	707,500
Loans made to customers	(50,670)	(53,702)	(18,813)	(506,700)
Net cash used in investing activities	(306,855)	(135,147)	(193,781)	(3,068,550)
Financing activities:				
Net increase (decrease) in short-term loans	54,643	(169,837)	5,348	546,430
Proceeds from long-term debt	349,164	659,300	525,792	3,491,640
Payments of long-term debt	(312,343)	(444,531)	(566,042)	(3,123,430)
Cash dividends paid — common and preferred stocks	(21,669)	(15,110)	(11,224)	(216,690)
Purchase of treasury stock, net	(243)	(159)	(168)	(2,430)
Other	(3,687)	(4,844)	257	(36,870)
Net cash provided by (used in) financing activities	65,865	24,819	(46,037)	658,650
Effect of exchange rate changes on cash and cash equivalents	(6,971)	4,269	16,152	(69,710)
Net (decrease) increase in cash and cash equivalents	(12,671)	46,016	(90,258)	(126,710)
Cash and cash equivalents at beginning of year	414,952	368,936	459,194	4,149,520
Cash and cash equivalents at end of year	¥402,281	¥414,952	¥368,936	¥4,022,810
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	¥67,909	¥ 58,864	¥ 47,808	¥679,090
Income taxes	50,506	55,242	33,131	505,060
Non-cash investing activities:				
Acquisition of subsidiaries (Note 3):				
Fair value of assets acquired	—	—	172,738	—
Fair value of liabilities assumed	—	—	97,088	—
Minority interest	—	—	14,317	—
Acquisition cost of subsidiaries	—	—	61,333	—
Non-cash acquisition costs of subsidiaries	—	—	51,356	—
Cash acquired	—	—	4,305	—
Acquisitions of subsidiaries, net of cash acquired	—	—	5,672	—
Exchange of assets:				
Fair value of assets received	810	11,925	—	8,100
Carrying value of assets surrendered	493	11,481	—	4,930
Additional acquisition of subsidiaries' minority shares by share exchange:				
Fair value of assets received	2,746	—	—	27,460
Carrying value of treasury stock surrendered	197	—	—	1,970
Issuance of common stock	2,344	—	—	23,440
Non-cash financing activities:				
Issuance of common stock pursuant to conversion of convertible debentures	—	—	61,678	—

See accompanying notes.

Notes to Consolidated Financial Statements

Marubeni Corporation and Consolidated Subsidiaries
Years ended March 31, 2008, 2007 and 2006

1. Nature of Operations and Basis of Financial Statements

Marubeni Corporation (the "Company"), a Japanese corporation, and its consolidated subsidiaries engage in import and export trades of domestic and overseas products and commodities, including domestic and offshore trades in the fields which cover extensive types of commodities such as machinery, energy, metals, chemicals, forest products and general merchandise, paper and pulp, agri-marine products, textiles, development and construction, finance, logistics, information industry and others. In addition, the Company offers various services and engages in diversified businesses such as investments in domestic and foreign businesses, exploration of natural resources and others.

The Company maintains its books and records and prepares its financial statements in Japanese yen. The accompanying consolidated financial statements differ from the non-consolidated financial statements issued for domestic purposes in Japan. In addition to consolidation, they reflect certain adjustments not recorded in the Company's books, which in the opinion of management are appropriate to present the Company's financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States.

Certain reclassifications have been made in the 2006 financial statements to conform to the presentation for 2007 and 2008.

The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2008 is included solely for the convenience of readers outside of Japan and has been made at ¥100 to $1, the exchange rate prevailing on March 31, 2008. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

2. Significant Accounting Policies

Consolidation

The consolidated financial statements of the Company include the accounts of all majority owned domestic and foreign subsidiaries and variable interest entities ("VIEs"), of which the Company and/or its subsidiaries are the primary beneficiary (together, the "Companies"). The VIEs are defined by the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities (revised December 2003)—an Interpretation of ARB No. 51* ("FIN 46R"). FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses) or both. A variable interest holder that consolidates the VIE is called a primary beneficiary. FIN 46R also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

Significant intercompany transactions and accounts have been eliminated.

When a subsidiary sells stock to unrelated third parties, the Company's shareholding in the subsidiary decreases while the price per share changes, depending on the price of the new stock issued. The Company recognizes such a change in the price per share in earnings at the time of the sale of stock.

Certain subsidiaries have been included on the basis of a fiscal year-end on or after December 31, but prior to the parent company's fiscal year-end of March 31. There have been no significant transactions with or significant events at such subsidiaries during the intervening periods.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates due to their inherent uncertainty in nature. Significant estimates and assumptions reflected in the accompanying consolidated financial statements include allowance for doubtful accounts, valuation of investment securities, impairment of long-lived assets, impairment of goodwill and other intangible assets, realization of deferred tax assets, employees' retirement benefits and uncertain tax positions.

Foreign currency translation

Assets and liabilities included in financial statements of foreign subsidiaries and affiliated companies are translated into Japanese yen at the respective year-end rates. All income and expenses accounts are translated at the average rates prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency-denominated receivables and payables are translated into Japanese yen at the year-end rates with the resulting gains and losses recognized in earnings of the year.

Cash equivalents

The Companies consider deposits in banks, certificates of deposit and securities purchased under resale agreements with an original maturity of three months or less to be cash equivalents.

Investment securities

Management determines the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities at the date of purchase.

Trading securities

Trading securities are held for resale in anticipation of short-term market movements. Trading securities, consisting primarily of marketable equity securities, are stated at fair value. Gains and losses are included in gain on sales of investment securities. Realized gains and losses are calculated based on the average cost.

Held-to-maturity securities

Debt securities are classified as held-to-maturity when the Companies have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Interest on securities classified as held-to-maturity is included in interest income. Declines in fair value judged to be other than temporary on held-to-maturity securities are included in impairment loss on investment securities.

Available-for-sale securities

Marketable equity securities not classified as trading and debt securities not classified as trading or held-to-maturity are classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) in shareholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in fair value judged to be other than temporary on available-for-sale securities are included in gain on sales of investment securities and impairment loss on investment securities, respectively. The average cost of securities sold is used in the determination of realized gains or losses. Interest and dividends on investment securities classified as available-for-sale are included in interest income and dividend income, respectively.

Inventories

Inventories, which primarily consist of commodities, merchandise and real estate held for sale, are stated at the lower of cost (primarily specific or moving average cost) or market (generally replacement cost). Inventories included real estate for sale of ¥87,521 million ($875,210 thousand) and ¥77,294 million at March 31, 2008 and 2007, respectively.

Investments

The Companies' investments in affiliated companies (investees owned 20% to 50% and other investees over which the Companies have the ability to exercise significant influence) are stated at cost, adjusted for equity in their undistributed earnings or accumulated losses since acquisition. Dividends received from affiliated companies are deducted from the investments in affiliated companies. The excess amounts of the cost of investments in affiliated companies over the Companies' equity in the underlying fair value of the net assets of the associated companies at the dates of acquisition are included in the acquisition costs of the investments and no amortization is recorded when such excess amount is equity method goodwill. When there are declines in the value of investments in affiliated companies judged to be other than temporary, the investments are written down to the fair value by recognizing impairment losses. Other investments are primarily non-marketable equity securities and are stated at cost, adjusted for any declines in value judged to be other than temporary.

Loans and allowance for doubtful accounts

Loans including accounts receivable are stated at cost.

In evaluating the credit risk relating to loans, the Companies categorize them based on the potential exposures for credit ratings of debtors, geographical and other considerations. When a loan is impaired, the allowance for credit losses is determined based on discounted cash flows using the loans' initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. For other loans, the allowance for credit losses is determined based on a historical bad debt ratio by the credit risk category. When loans are legally or contractually determined to be uncollectible, the loans are offset against their respective allowances.

Cash received on impaired loans is either applied against the principal of such loans or reported as interest income, based on management's judgment with regard to the collectibility of the principal. The Companies discontinue the accrual of interest when loans are past due for a period of 180 days or more. The accrual of interest is resumed when an agreement for the rescheduling of payments is made and the receipt of interest is probable.

Loans 90 days past due are noted as delinquent and monitored for collectibility. The recorded investments in loans 90 days past due and still accruing interest were not significant at March 31, 2008 and 2007.

Leases

The Company and certain of its subsidiaries lease fixed assets under direct financing leases and operating leases as lessors. Income from direct financing leases is recognized by the amortization of unearned income over the lease term at a constant periodic rate of return on the net investment. Operating lease income is recognized over the lease term on a straight-line basis.

The Company and certain of its subsidiaries lease fixed assets under operating leases and capital leases as lessees. For capital lease obligations, interest expense is recognized over the lease term at a constant periodic rate on the lease obligation. Accumulated depreciation of the leased assets is recognized over the lease term on a straight-line basis. Rental expense on operating leases is recognized over the lease term.

Depreciation

Depreciation of property, plant and equipment (including property leased to others and not mining rights) is determined by the declining-balance or the straight-line method at rates based on the estimated useful lives of the respective assets, which range from 2 to 50 years. Mining rights are primarily amortized by the unit-of-production method or straight-line method at rates based on the estimated useful lives of 10 to 30 years.

Depreciation of property, plant and equipment (including property leased to others) is ¥85,109 million ($851,090 thousand) for the year ended March 31, 2008.

Mining rights

Mining rights are included in property, plant and equipment in the consolidated balance sheets.

Long-lived assets other than goodwill and other intangible assets

Long-lived assets held and used are evaluated for impairment and written down to their fair value if the sum of their expected future cash flows is less than the carrying amount of the assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Business combinations

The Company and certain of its subsidiaries use the purchase method of accounting for all business combinations. The Companies separately recognizes and presents acquired intangible assets as goodwill or other intangible assets.

Goodwill and other intangible assets

The Company and certain of its subsidiaries do not amortize goodwill and intangible assets with indefinite useful lives. The Companies review them for impairment at least annually. The Companies annually test goodwill for impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Intangible assets with finite useful lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Asset retirement obligation

The Company and certain of its subsidiaries recognize a liability for an asset retirement obligation at the fair value at the time that the obligation is incurred. When the liability is initially recognized, the Companies capitalize the related costs by increasing the carrying amount of the long-lived assets and depreciate the capitalized costs over the useful lives of the related assets.

Oil and gas producing activities

Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting. The cost of acquiring properties, costs of drilling and equipping exploratory wells, and costs of development wells and related plant and equipment are capitalized and amortized using the unit-of-production method. Exploratory well costs are expensed if economically recoverable reserves are not found. Other exploration costs, such as geological and geophysical costs, are expensed as incurred. Proved properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproved properties are assessed annually for impairment with any impairment charged to expenses.

Mining operation

Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using the unit-of-production method or straight-line method based on proven and probable reserves.

Employees' retirement benefits

The Company and certain of its subsidiaries have pension plans or severance indemnities plans covering substantially all employees other than directors. The Companies measure the projected benefit obligation and pension cost based on an actuarial valuation and the fair value of plan assets.

The funded status, which is the net of the fair value of plan assets and projected benefit obligation are measured at the date of the fiscal year-end and recognized in the consolidated balance sheets.

Revenue recognition and the total volume of trading transactions

The trading transactions undertaken by the Companies take many forms and consist of those in which the Companies act as a principal and those in which the Companies act as an agent. In agency transactions, payment for goods is made directly by the purchaser to the supplier. The Company and certain of its subsidiaries receive commissions from the purchaser and/or the supplier.

The Companies derive revenues from sales of goods, performance of services and commissions on trading transactions. Although the Companies legally act as a principal, certain transactions are reported net, as commissions, when the margins thereon are in substance considered commissions in accordance with FASB Emerging Issue Task Force Issue 99-19 *Reporting Revenue Gross as a Principal versus Net as an Agent*. When the Companies are not the primary obligor and do not have general inventory risk, the Companies generally present the transaction net. The presentation may change according to changes in form or substance of transactions.

The total volume of trading transactions, which is voluntarily disclosed in the statements of income, includes the sales value of all transactions in which the Companies participate, regardless of the form of such transaction, based on the practices of the Japanese trading companies.

The Companies' revenues and commissions are recognized when they are realized or realizable and earned. Revenues and commissions are realized or realizable and earned when the Companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collection is reasonably assured.

Sale of goods and other: In acting as a principal, revenue from the sale of goods is recognized when the delivery conditions are met. These conditions are considered to have been met when the goods are received by the customer or title is transferred to the customer. In addition, revenue is recognized when the inspection testing is fully completed and any future obligations become inconsequential or perfunctory and do not affect the customer's final acceptance.

Performance of services: Commissions are recognized when the contracted services to the third-party customers are completed. In acting as an agent, the Companies recognize commissions when contracted services are fully rendered to the customers.

Long-term construction arrangements: Revenue is recognized by the percentage-of-completion method when the conditions are met under AICPA Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. The measurement of the percentage to completion of construction is principally based on cost-to-cost method. The loss on a loss contract is recognized in the period when the loss becomes probable.

Shipping and handling costs are included in cost of revenues from trading and other activities.

Consumption taxes

Revenues, costs and expenses on the consolidated statements of income do not include consumption taxes.

Other expenses—net

Other expenses—net includes losses incurred in liquidating subsidiaries and affiliated companies of ¥132 million ($1,320 thousand), ¥1,114 million and ¥896 million for the years ended March 31, 2008, 2007 and 2006, respectively.

The aggregated amounts of losses on sales of loans, included in other expenses—net were ¥668 million ($6,680 thousand), ¥1,799 million and ¥923 million for the years ended March 31, 2008, 2007 and 2006, respectively.

Derivative instruments and hedging activities

The Companies recognize all derivative instruments on the consolidated balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other comprehensive income on the consolidated balance sheet until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a hedge will be immediately recognized in earnings. For derivative and non-derivative financial instruments designated as hedging the foreign currency exposure of a net investment in foreign subsidiaries and affiliates, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent the hedges are effective. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness are included in other—net. The Companies expect to reclassify ¥6,922 million ($69,220 thousand) of net loss on derivative instruments from accumulated other comprehensive income to earnings during the 12 months ending March 31, 2009, due to actual export and import transactions or receipts and payments of interest. The maximum length of time over which the Companies are hedging their exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payments of variable interest on existing financial instruments, is 93 months. The gains and losses on derivative and non-derivative hedging instruments included in currency translation adjustments were ¥10,073 million ($100,730 thousand) in gains, ¥5,368 million of losses and ¥17,726 million in losses for the years ended March 31, 2008, 2007 and 2006, respectively.

Presentation of equity in earnings

The Company has presented in its prior consolidated statements of income equity in earnings of affiliated companies after income from continuing operations before income taxes and minority interests. The Company included it in income from continuing operations before income taxes and minority interests for the years ended March 31, 2008 and 2007. The reclassification was made in the consolidated statements of income for the year ended March 31, 2006 to conform to this presentation.

Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse. A valuation allowance is recognized to reduce the deferred tax assets to the amount that is considered more likely than not to be realized.

Effective April 1, 2007, the Company and certain of its subsidiaries adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of No. FAS 109, Accounting for Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The adoption of FIN 48 did not have a material impact on the Company's financial position and results of operations. Interest and penalties accrued related to unrecognized tax benefits are included in other—net.

Recently issued accounting standards

In September 2006, the FASB issued Statements of Financial Accounting standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and the Company will adopt it on April 1, 2008. In February 2008, the FASB issued Staff Positions No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and No. FAS 157-2, "Effective Date of FASB Statement No. 157," which partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. The adoption of SFAS 157 will not have a material impact on the Company's financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and the Company will adopt it on April 1, 2008. The adoption of SFAS 159 will not have a material impact on the Company's financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141, *Business Combination (revised 2007)* and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS 160"). SFAS 141 expanded the definition of a business for business combination and requires that all of the assets, liabilities and any noncontrolling interests, which is classified as part of consolidated equity, are recorded at 100% of their fair value in an acquisition of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity. SFAS 160 requires that changes in parent's ownership interest that do not result in a loss of control are accounted for as equity transactions of the consolidated entity. It also requires that the noncontrolling interest is measured at fair value if the parent loses control. Both of these standards are effective for fiscal years beginning on or after December 15, 2008. The Company has not determined the effect, if any, that the adoption of these statements will have on the Company's financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 amends and enhances the disclosure requirement of SFAS 133. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The adoption of SFAS 161 will not have a material impact on the Company's financial position and results of operations.

3. Acquisitions

On August 8, 2007, Marubeni Caribbean Power Holdings, Inc., ("MCPH") incorporated in the United States, which is a wholly owned subsidiary of the Company, purchased from Mirant International Investments, Inc. ("MII"), which was a group company of the United States independent power producer ("IPP"), Mirant Corporation, all of the issued and outstanding shares of Mirant Caribbean Holdings, Ltd ("MCH"). The purchase price was $571 million, of which the Company paid cash of $320 million (¥38,182 million) and financed the remainder. MCH was renamed MaruEnergy Caribbean ("MECa") according to the agreement with MII.

MECa owns controlling interests in vertically integrated power companies on Grand Bahama Island and in Jamaica and also owns equity interest in IPPs in Trinidad and Tobago and Curacao. Total net generating capacity of MECa is 1,150 megawatts. MCPH, through MECa, owns:

— a 55.4% equity interest in Grand Bahama Power Company Limited on Grand Bahama Island;
— an 80.0% equity interest in Jamaica Public Service Company Limited in Jamaica;
— a 39.0% equity interest in the Power Generation Company of Trinidad and Tobago Limited ("PowerGen"), an IPP that supplies 80% of Trinidad and Tobago's total electricity demand; and
— a 25.5% equity interest in Curacao Utilities Company, which supplies electricity, steam and water to Petróleo de Venezuela S.A.'s refinery plant on the island of Curacao and holds a preferred share ownership interest in Aqualectra, an integrated water and electric company in Curacao.

Building up its overseas power project business is one of the Company's core strategies and the Company is expanding its global portfolio to further strengthen the foundation of its power project business. As a result of this acquisition, the Company obtained interests in vertically integrated electric utilities in addition to electric power generation operations the Company has already engaged in. The Company will supply electric power to around 600,000 households directly on Grand Bahama Island and in Jamaica. The results of operations of MECa have been consolidated in the consolidated statements of income from the date of the acquisition. Since the purchase allocation relating to this acquisition has not been

finalized, the allocation of the purchase price at March 31, 2008 is estimated based on the information available to the Company.

The aggregate purchase price was ¥69,011 million ($690,110 thousand). The estimated fair values of the assets at the date of acquisition based on the preliminary purchase price allocation was ¥188,015 million ($1,880,150 thousand), which consisted of current assets of ¥46,583 million ($465,830 thousand), long-lived assets of ¥105,758 million ($1,057,580 thousand) and other non-current assets of ¥35,674 million ($356,740 thousand). The estimated fair values of the liabilities based on the preliminary purchase price allocation was ¥94,630 million ($946,300 thousand), which consisted of current liabilities of ¥25,611 million ($256,110 thousand) and non-current liabilities of ¥69,019 million ($690,190 thousand). Minority interests amounted to ¥24,374 million ($243,740 thousand).

Pro-forma results related to this acquisition are not disclosed because the impact on the consolidated financial statements is not material.

On October 12, 2005, Japan Indonesia Petrochemical Investment Corporation ("JIPIC"), a wholly owned subsidiary of the Company, exchanged its shares and loans in PT. Chandra Asri ("CA") with Commerzbank International Trust (Singapore) Ltd., for shares of two Indonesian companies in the Musi Pulp business. As a result of this exchange, PT. Tanjungenim Lestari Pulp & Paper ("TEL"), a pulp producing company, became a subsidiary wholly owned by the Company, JIPIC and Sumatra Pulp Corporation ("Sumatra"), a 49.95% owned subsidiary of Marubeni. In addition, PT. Musi Hutan Persada ("MHP"), a plantation company, became a subsidiary owned 60% by the Company and JIPIC. TEL was incorporated in 1990 and produces pulp from acacia logs, and has pulp production capacity of 450,000 tons per year. MHP was incorporated in 1991 and operates acacia plantation on 190,000 hectares out of authorized areas of 300,000 hectares and supplies logs for TEL. The results of operations of TEL and MHP have been consolidated in the consolidated statement of income from the date of acquisition. The pulp business is positioned as one of the Company's core businesses and acquisition of the majority shares of TEL and MHP was made to further strengthen the business.

The aggregate purchase price was ¥61,333 million, and the following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Millions of yen
Current assets	¥ 14,744
Property, plant and equipment	103,214
Intangible assets	50,771
Other non-current assets	4,009
Total assets acquired	172,738
Current liabilities	7,426
Long-term debt	80,542
Other non-current liabilities	9,120
Total liabilities assumed	97,088
Minority interest	14,317
Net assets acquired	¥ 61,333

Minority interests in the above include the Company's and Sumatra's interest of 45.06% in TEL, acquired prior to this acquisition.

As MHP was granted by the Indonesian government a right to use land of 300,000 hectares for plantation, ¥50,745 million were assigned to intangible assets subject to amortization over the remaining authorized period of 29 years.

Had the Company acquired TEL and MHP at April 1, 2005, the consolidated revenue, gross trading profit, net income, and basic and diluted earnings per share of common stock for the year ended March 31, 2006 would be as follows:

	Pro forma information (unaudited)
	Millions of yen
	2006
Revenue	¥3,153,954
Gross trading profit	506,039
Net income	76,002
	Yen
Basic earnings per share of common stock	¥49.82
Diluted earnings per share of common stock	41.66

4. Discontinued Operations

In accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company separately presents the results of the operations of discontinued operations, net of income tax effects, which are either operations disposed of or reclassified as held for sale during the year, in the consolidated statements of income.

The loss from discontinued operations in the statement of income for the year ended March 31, 2006 and selected financial information are as follows:

	Millions of yen
	2006
Revenue	¥ 281
Loss from discontinued operations, before income tax effect	¥(1,793)
Loss on disposal	(9,885)
Income tax benefits	5,314
Loss from discontinued operations, after income tax effect	¥(6,364)

The Company placed as a non-core business the leisure-related business, including the ski business and theme park operations. The Company decided to exit from the leisure business operated through two subsidiaries, Hunter Mountain Shiobara Co. Ltd. ("HMS") and Nasu Kougen Resort Co. Ltd. ("NKR"), by selling them to third parties. NKR sold all assets and business related to the skiing ground operations to HMS, and then the Company sold all shares in HMS to Tokyu Resort Corporation in November 2005. The Company sold all shares in NKR to Animal Escort Service Co. Ltd. in April 2006.

There were no discontinued operations for the years ended March 31, 2008 and 2007.

5. Marketable Equity Securities and Debt Securities

The following is a summary of available-for-sale securities and held-to-maturity securities at March 31, 2008 and 2007:

	Available-for-sale securities							
	Millions of yen							
	2008				2007			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Current:								
Debt securities	¥ 3,578	¥ 3	¥ (4)	¥ 3,577	¥ 5,792	¥ 5	¥ —	¥ 5,797
Non-current:								
Debt securities	¥ 32,383	¥ 26	¥ (306)	¥ 32,103	¥ 35,034	¥ 200	¥ (27)	¥ 35,207
Marketable equity securities	201,866	99,844	(22,840)	278,870	169,757	161,682	(6,594)	324,845
Total	¥234,249	¥99,870	¥(23,146)	¥310,973	¥204,791	¥161,882	¥(6,621)	¥360,052

	Thousands of U.S. dollars			
	2008			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Current:				
Debt securities	$ 35,780	$ 30	$ (40)	$ 35,770
Non-current:				
Debt securities	$ 323,830	$ 260	$ (3,060)	$ 321,030
Marketable equity securities	2,018,660	998,440	(228,400)	2,788,700
Total	$2,342,490	$998,700	$(231,460)	$3,109,730

Held-to-maturity securities

	Millions of yen							
	2008				2007			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Current:								
Debt securities	¥5,159	¥53	¥ —	¥5,212	¥ —	¥ —	¥ —	¥ —
Non-current:								
Debt securities	¥3,143	¥27	¥ —	¥3,170	¥9,385	¥534	¥ —	¥9,919

	Thousands of U.S. dollars			
	2008			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Current:				
Debt securities	$51,590	$530	$ —	$52,120
Non-current:				
Debt securities	$31,430	$270	$ —	$31,700

Debt securities were mainly corporate bonds.

The fair value and gross unrealized holding losses on available-for-sale and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, at March 31, 2008 and 2007, were as follows:

	Millions of yen							
	2008				2007			
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair Value	Unrealized losses
Available-for-sale:								
Debt securities	¥ 6,375	¥ (310)	¥ —	¥ —	¥ 4,197	¥ (27)	¥ —	¥ —
Marketable equity securities	66,925	(22,840)	—	—	51,345	(6,594)	—	—
	¥73,300	¥(23,150)	¥ —	¥ —	¥55,542	¥(6,621)	¥ —	¥ —
Held-to-maturity:								
Debt securities	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —
	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —

	Thousands of U.S. dollars			
	2008			
	Less than 12 months		12 months or longer	
	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:				
Debt securities	$ 63,750	$ (3,100)	$ —	$ —
Marketable equity securities	669,250	(228,400)	—	—
	$733,000	$(231,500)	$ —	$ —
Held-to-maturity:				
Debt securities	$ —	$ —	$ —	$ —
	$ —	$ —	$ —	$ —

The investments in available-for-sale securities with unrealized losses consist primarily of marketable equity securities of 110 issues and 40 issues as of March 31, 2008 and 2007, respectively. The unrealized losses on these securities were mainly due to what management believes is a temporary decline in the stock market. The severity of the decline was 25% on average and the duration of the impairment was less than 12 months. Based on the evaluation and the Companies' ability and intent to hold these securities for a reasonable period of time sufficient for a recovery of fair value, the Companies did not consider that the declines in fair value of these investments to be other-than-temporary and these investments were not impaired at March 31, 2008.

In addition to the securities listed above, the Companies held trading securities of ¥741 million ($7,410 thousand) and ¥20,896 million, at fair value, as of March 31, 2008 and 2007, respectively. The net unrealized holding gains and losses on trading securities included in earnings for the years ended March 31, 2008, 2007 and 2006 amounted to ¥13 million ($130 thousand) of losses ¥431 million of gains, and ¥76 million of losses, respectively.

The proceeds from sales of available-for-sale securities amounted to ¥18,472 million ($184,720 thousand), ¥13,922 million and ¥13,410 million for the years ended March 31, 2008, 2007 and 2006, respectively. Gross realized gains on sales of available-for-sale securities totaled ¥16,454 million ($164,540 thousand), ¥8,700 million and ¥7,218 million, and gross realized losses totaled ¥60 million ($600 thousand), ¥85 million and ¥457 million for the years ended March 31, 2008, 2007 and 2006, respectively.

The Company wrote down certain marketable investment securities whose decline in value was considered to be other than temporary to their fair value. These write-downs amounted to ¥11,046 million ($110,460 thousand), ¥63 million and ¥109 million for the years ended March 31, 2008, 2007 and 2006, respectively.

The amortized cost and estimated fair value of debt and marketable equity securities at March 31, 2008 are summarized by contractual maturity below. Expected maturities may differ from contractual maturities because the issuers of certain securities have the right to prepay obligations without prepayment penalties.

	Available-for-sale securities			
	Millions of yen		Thousands of U.S. dollars	
	Cost	Fair value	Cost	Fair value
Due in one year or less	¥ 3,578	¥ 3,577	$ 35,780	$ 35,770
Due after one year through five years	8,844	8,868	88,440	88,680
Due after five years through ten years	23,539	23,235	235,390	232,350
Due after ten years	—	—	—	—
Total debt securities	35,961	35,680	359,610	356,800
Marketable equity securities	201,866	278,870	2,018,660	2,788,700
Total	¥237,827	¥314,550	$2,378,270	$3,145,500

	Held-to-maturity securities			
	Millions of yen		Thousands of U.S. dollars	
	Cost	Fair value	Cost	Fair value
Due in one year or less	¥5,159	¥5,212	$51,590	$52,120
Due after one year through five years	3,143	3,170	31,430	31,700
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	—	—
Total	¥8,302	¥8,382	$83,020	$83,820

6. Affiliated Companies

Investments in and amounts due from affiliated companies at March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Investments in equity securities	¥572,504	¥468,950	$5,725,040
Long-term receivables	43,505	35,551	435,050
	¥616,009	¥504,501	$6,160,090

The financial information of affiliated companies at March 31, 2008 and 2007 and for the years ended March 31, 2008, 2007 and 2006, was summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Current assets	¥1,965,059	¥2,468,283	$19,650,590
Other assets	3,442,855	2,275,500	34,428,550
Total assets	¥5,407,914	¥4,743,783	$54,079,140
Current liabilities	¥1,619,258	¥2,041,604	$16,192,580
Other liabilities	2,369,591	1,560,620	23,695,910
Equity accounts	1,419,065	1,141,559	14,190,650
Total liabilities and equity	¥5,407,914	¥4,743,783	$54,079,140

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Total volume of trading transactions	¥5,860,074	¥5,774,670	¥4,233,915	$58,600,740
Net income	183,134	162,837	71,212	1,831,340

The total volume of trading transactions is based on the practice of the Japanese trading companies for Japanese investors' accommodation.

The Companies' transactions with affiliated companies for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Sales transactions	¥308,828	¥366,876	¥314,739	$3,088,280
Purchase transactions	184,644	166,301	196,639	1,846,440

Marubeni-Itouchu Steel Inc. (50.00% owned), Marubeni Construction Material Lease Co., Ltd. (35.27% owned), The Maruetsu, Inc. (29.72% owned), The Daiei, Inc. (29.52% owned), Daishowa-Marubeni International Ltd. (50.00% owned) and TeaM Energy Corporation (50.00% owned) represent the Company's major investments in affiliated companies, which are accounted for using the equity method.

The balance of the difference between the cost of investment in affiliated companies and the Companies' equity in the net assets at the dates of acquisitions amounted to ¥37,846 million ($378,460 thousand) and ¥50,428 million at March 31, 2008 and 2007, respectively. The excess consists of fair value adjustments on assets and liabilities of affiliated companies at the time of investment and equity method goodwill.

Certain investments in the common stock of affiliated companies are marketable equity securities, which have carrying values of ¥58,637 million ($586,370 thousand) and ¥54,836 million at March 31, 2008 and 2007, respectively, with corresponding aggregate quoted market values of ¥63,609 million ($636,090 thousand) and ¥77,115 million.

7. Loans and Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Balance at beginning of year	¥67,669	¥ 99,874	¥109,316	$676,690
Provision	3,396	860	8,515	33,960
Charge-offs	(1,415)	(30,137)	(14,435)	(14,150)
Other	(3,882)	(2,928)	(3,522)	(38,820)
Balance at end of year	¥65,768	¥ 67,669	¥ 99,874	$657,680

At March 31, 2008 and 2007, the recorded investments in loans that are considered to be impaired under SFAS 114, *Accounting by Creditors for Impairment of a Loan*, were ¥76,100 million ($761,000 thousand) and ¥97,803 million, respectively, and the allowance for credit losses related to those loans were ¥53,987 million ($539,870 thousand) and ¥58,878 million, respectively. The recorded investment in the impaired loans, net of the valuation allowance, is either secured by collateral or considered collectible based upon various analyses.

The average recorded investments in impaired loans were ¥87,397 million ($873,970 thousand), ¥131,270 million and ¥176,477 million for the years ended March 31, 2008, 2007 and 2006, respectively. The Companies generally do not accrue interest on those loans, and recognize interest income on a cash basis. Recognized interest income on those loans was ¥761 million ($7,610 thousand), ¥1,245 million and ¥3,839 million for the years ended March 31, 2008, 2007 and 2006, respectively.

8. Long-Lived Assets

The gross carrying amounts and accumulated amortization of intangible assets as of March 31, 2008 and 2007 were as follows:

	Millions of yen			
	2008		2007	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:				
Licenses and operating rights	¥ 84,223	¥(12,450)	¥ 77,980	¥ (9,409)
Software	19,559	(10,102)	16,863	(9,710)
Other	21,393	(3,992)	10,770	(3,668)
Intangible assets not subject to amortization:				
Land rent rights	2,589	—	2,589	—
Other	15,326	—	1,239	—
	¥143,090	¥(26,544)	¥109,441	¥(22,787)

	Thousands of U.S. dollars	
	2008	
	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:		
Licenses and operating rights	$ 842,230	$(124,500)
Software	195,590	(101,020)
Other	213,930	(39,920)
Intangible assets not subject to amortization:		
Land rent rights	25,890	—
Other	153,260	—
	$1,430,900	$(265,440)

Intangible assets subject to amortization acquired during the year ended March 31, 2008 totaled ¥21,538 million ($215,380 thousand) and consisted primarily of operating rights of ¥6,730 ($67,300 thousand), software of ¥4,678 million ($46,780 thousand) and others, including customer relationships, trademarks and backlog orders of ¥7,264 million ($72,640 thousand). The weighted-average amortization period of operating rights, software and others, including customer relationships, trademarks and backlog orders, acquired during the year ended March 31, 2008 is 35 years (straight-line method), 5 years (straight-line method), and 3-15 years (straight-line method and production output method), respectively.

Intangible assets not subject to amortization acquired during the year ended March 31, 2008 totaled ¥14,377 million ($143,770 thousand) and were obtained mainly in business acquisitions.

Intangible assets subject to amortization acquired during the year ended March 31, 2007 totaled ¥3,949 million and consisted primarily of software of ¥3,350 million. The weighted-average amortization period of software acquired during the year ended March 31, 2007 was 5 years (straight-line method).

The amount of the residual value of intangible assets subject to amortization is not significant.

The amortization expense for intangible assets was ¥7,743 million ($77,430 thousand), ¥6,408 million and ¥5,734 million for the years ended March 31, 2008, 2007 and 2006, respectively. The estimated amortization expense for the next 5 years is as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥7,221	$72,210
2010	6,714	67,140
2011	6,736	67,360
2012	6,044	60,440
2013	5,293	52,930

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2008 and 2007 are as follows:

	Millions of yen										
	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Transportation and industrial machinery	Power Project	Plant, ship and infrastructure projects	Information and communication	Development and construction	Overseas corporate subsidiaries and branches	Total
Balance at March 31, 2006	¥7,293	¥542	¥ —	¥1,169	¥4,393	¥ —	¥ —	¥8,096	¥ —	¥ 6,443	¥27,936
Goodwill acquired during the year	—	—	1,524	—	913	—	6,339	1,037	527	741	11,081
Impairment losses	—	(542)	—	—	—	—	—	—	—	(326)	(868)
Disposal, effect of exchange rate and other	—	—	—	172	192	—	—	—	—	(2,719)	(2,355)
Balance at March 31, 2007	7,293	—	1,524	1,341	5,498	—	6,339	9,133	527	4,139	35,794
Goodwill acquired during the year	1,502	—	223	—	2,696	8,941	—	1,958	—	7,525	22,845
Impairment losses	—	—	—	—	—	—	—	—	—	—	—
Disposal, effect of exchange rate and other	(37)	—	—	(33)	(194)	—	(96)	1	—	12	(347)
Balance at March 31, 2008	¥8,758	¥ —	¥1,747	¥1,308	¥8,000	¥8,941	¥6,243	¥11,092	¥527	¥11,676	¥58,292

	Thousands of U.S. dollars										
	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Transportation and industrial machinery	Power Project	Plant, ship and infrastructure projects	Information and communication	Development and construction	Overseas corporate subsidiaries and branches	Total
Balance at March 31, 2007	$72,930	$—	$15,240	$13,410	$54,980	$ —	$63,390	$ 91,330	$5,270	$ 41,390	$357,940
Goodwill acquired during the year	15,020	—	2,230	—	26,960	89,410	—	19,580	—	75,250	228,450
Impairment losses	—	—	—	—	—	—	—	—	—	—	—
Disposal, effect of exchange rate and other	(370)	—	—	(330)	(1,940)	—	(960)	10	—	120	(3,470)
Balance at March 31, 2008	$87,580	$—	$17,470	$13,080	$80,000	$89,410	$62,430	$110,920	$5,270	$116,760	$582,920

As a result of decreases in the estimated future cash flows due to the worsened business circumstances and conditions and changes in management strategies, the Companies recognized impairment losses on goodwill of ¥868 million and ¥2,019 million for the years ended March 31, 2007 and 2006. There were no impairment losses on goodwill recognized for the year ended March 31, 2008. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

Due to decreases in expected future cash flows below their carrying amounts, the Company and certain of its subsidiaries recognized impairment losses primarily on their facility, real estate and plant, based on their fair value, in the total amounts of ¥3,100 million ($31,000 thousand), ¥18,879 million and ¥15,504 million, which are included in loss on property, plant and equipment on the consolidated statement of income, for the years ended March 31, 2008, 2007 and 2006, respectively. The fair value was primarily estimated using the discounted cash flow method and third-party appraisals. The segments affected by the impairment losses were primarily Development and construction of ¥1,197 million ($11,970 thousand) for the year ended March 31, 2008, and Energy of ¥4,415 million, Development and construction of ¥4,249 million, Agri-marine products of ¥3,728 million, Corporate and Elimination of ¥3,065 million and Plant, ship and infrastructure projects of ¥2,013 million for the year ended March 31, 2007.

9. Asset Retirement Obligation

The Company and its subsidiaries recognize asset retirement obligations. The asset retirement obligations are principally related to the costs of dismantlement and removing oil and gas production facilities owned by overseas subsidiaries engaged in oil and gas producing activities.

These liabilities are included in long-term debt, less current portion on consolidated balance sheets.

The changes in asset retirement obligations for the year ended March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
Balance at beginning of year	¥15,365	$153,650
Liabilities incurred	5,197	51,970
Liabilities settled	(24)	(240)
Accretion expense	747	7,470
Revisions to cost estimate	—	—
Other	(933)	(9,330)
Balance at end of year	¥20,352	$203,520

"Other" includes foreign currency translation adjustments.

10. Pledged Assets

The following table summarizes assets pledged as collateral for the Companies' obligations at March 31, 2008 and 2007:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Time deposits	¥ 7,819	¥ 10,742	$ 78,190
Securities and other investments and investments in affiliated companies	109,560	53,951	1,095,600
Notes, loans and accounts receivable — trade (current and non-current)	22,307	37,604	223,070
Inventories	709	1,226	7,090
Property, plant and equipment, and property leased to others, net of accumulated depreciation	422,254	411,965	4,222,540
Other	36,153	29,247	361,530
	¥598,802	¥544,735	$5,988,020

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Short-term loans	¥ 57,437	¥ 22,812	$ 574,370
Other current liabilities	5,000	10,000	50,000
Long-term debt	152,728	178,319	1,527,280
Guarantees of contracts and other	14,525	18,587	145,250
	¥229,690	¥229,718	$2,296,900

In addition, acceptances payable at March 31, 2008 and 2007 were secured by trust receipts on inventories, the standard terms of which provide that the proceeds from the sales of any such collateral be delivered to the respective bank to be applied against outstanding acceptances. However, the Companies have, in general, followed the practice of paying acceptances on their maturity dates. Given the substantial volume of the Companies' transactions, it would not be practicable to determine the total amount of inventories and/or proceeds from the sales of such inventories covered by outstanding trust receipts.

As is customary in Japan, security, if requested by a lending bank, must be given and the bank has the right to offset cash deposited with it against any debt or obligations that become due and, in the case of default or certain other specified events, against all debt payable to the bank. To date, no such request has been made to the Companies and no such rights have been exercised.

11. Short-Term Loans and Long-Term Debt

Short-term loans and their weighted average interest rates, at March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Short-term loans from banks and others	¥208,027	¥170,423	$2,080,270
Weighted average interest rates (%)	3.35%	3.12%	3.35%
Commercial paper	¥ 28,000	¥ —	$ 280,000
Weighted average interest rates (%)	0.68%	—%	0.68%

Long-term debt at March 31, 2008 and 2007 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
LIBOR + 0.73% notes due 2007	¥ —	¥15,578	$ —
1.27% (1.60% after June 13, 2005) notes due 2007	—	9,350	—
1.43% notes due 2009	10,000	10,000	100,000
1.38% notes due 2009	15,000	15,000	150,000
0.86% notes due 2007	—	10,000	—
1.28% notes due 2009	10,000	10,000	100,000
0.98% notes due 2009	10,000	10,000	100,000
0.87% notes due 2010	20,000	20,000	200,000
1.32% notes due 2012	10,000	10,000	100,000
1.38% notes due 2012	10,000	10,000	100,000
1.37% (2.70% after March 17, 2010) notes due 2015 with prepayment options	5,000	5,000	50,000
0.80% notes due 2010	20,000	20,000	200,000
1.28% notes due 2012	15,000	15,000	150,000
1.09% notes due 2010	30,000	30,000	300,000
1.56% notes due 2012	10,000	10,000	100,000
1.50% notes due 2012	10,000	10,000	100,000
1.67% notes due 2011	20,000	20,000	200,000
1.81% notes due 2012	10,000	10,000	100,000
1.62% notes due 2012	10,000	10,000	100,000
1.64% notes due 2013	10,000	10,000	100,000
1.80% notes due 2014	10,000	—	100,000
1.71% notes due 2012	10,000	—	100,000
1.78% notes due 2013	10,000	—	100,000
Medium-term notes due from 2008 to 2010 principally at rates from 5.0% to 5.3% or at floating rates	3,219	12,789	32,190
Loans from government-owned banks and government agencies:			
Secured, due serially through 2018 principally at rates from 1.1% to 3.7%	9,483	11,337	94,830
Unsecured, due serially through 2025 principally at rates from 1.1% to 5.3%	73,272	77,599	732,720
Loans principally from banks and insurance companies:			
Secured, due serially through 2030 principally at rates from 0.9% to 8.6%	164,312	181,338	1,643,120
Unsecured, due serially through 2027 principally at rates from 0.6% to 7.5%	1,687,832	1,562,467	16,878,320
Other	227,255	186,638	2,272,550
	2,420,373	2,292,096	24,203,730
SFAS 133 fair value adjustments	13,144	2,526	131,440
	2,433,517	2,294,622	24,335,170
Less: Current portion	65,353	164,485	653,530
	¥2,368,164	¥2,130,137	$23,681,640

The SFAS 133 fair value adjustments above represent adjustments made to the balance of the debt in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138 and SFAS 149* ("SFAS 133") with respect to changes in the fair value of hedged long-term debt attributable to fluctuations in interest rates during the term of the hedge.

To hedge against exposures related to the payment of interest and the repayment of the principal of certain short-term loans and long-term debt denominated in foreign currencies, the Company and certain of its subsidiaries enter into foreign exchange contracts.

To strengthen its asset liability management and to hedge against exposures to changes in foreign currency exchange rates, the Company and certain of its subsidiaries entered into interest rate swap agreements, including interest rate and currency swap agreements, on short-term loans and long-term debt. The floating interest rates are, in general, based upon the six-month or three-month LIBOR (London Interbank Offered Rate) or the six-month or three-month TIBOR (Tokyo Interbank Offered Rate). The interest rate swap agreements are to remain in effect through the maturity dates of the short-term loans and long-term debt.

On March 3, 2008, the Company reduced its short-term line of credit by ¥22,000 million ($220,000 thousand). As a result, the Company had an unused short-term line of credit arrangement of ¥83,000 million ($830,000 thousand) at March 31, 2008. The Company reduced its long-term line of credit by ¥55,000 million ($550,000 thousand), which resulted in an unused long-term line of credit arrangement of ¥245,000 million ($2,450,000 thousand). In addition, the Company newly entered into a long-term line of credit arrangement of ¥55,000 million ($550,000 thousand). As a result, the Company had an unused long-term line of credit arrangement of ¥300,000 million ($3,000,000 thousand) at March 31, 2008. Based on such arrangements, ¥242,447 million ($2,424,470 thousand) of short-term loans and long-term debt due within one year were classified to long-term debt on the consolidated balance sheet at March 31, 2008, as the Company had an intention and ability to refinance when they become due. The Company had an unused long-term line of credit of ¥300,000 million, and classified short-term loans and long-term debt due within one year of ¥174,785 million to long-term debt on the consolidated balance sheet at March 31, 2007.

In addition to the above, the Company and certain of its subsidiaries had unused short-term lines of credit of $500 million at March 31, 2008 and 2007.

Maturities of long-term debt outstanding at March 31, 2008, excluding the effect of the SFAS 133 fair value adjustment, are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 65,316	$ 653,160
2010	270,682	2,706,820
2011	552,590	5,525,900
2012	426,585	4,265,850
2013	349,926	3,499,260
Thereafter	755,274	7,552,740

Certain agreements principally with government-owned financial institutions provide that earlier repayment may be required if, in the judgment of the lenders, the Companies' ability to repay the loans is considered enhanced as a result of higher than expected earnings, issuance of common stock or debentures, or other reasons. No such request has been made by the lenders to date.

Certain of the long-term debt agreements stipulate, that the Companies, upon lenders' request, submit for the lenders' approval the proposed appropriations of income, including dividend payments, before such appropriations can be submitted to the shareholders. No such request has been received by the Companies to date.

12. Employees' Retirement Benefits

The Company and certain of its subsidiaries have cash-balance plans based on the Defined Benefit Corporate Pension Plan Act and other defined benefit pension plans. These plans, in general, cover all employees. In addition to the pension plans, the Company and certain of its subsidiaries have unfunded lump-sum retirement plans to be paid upon retirement or severance based on the years of service and compensation level as of the date of severance.

The Company utilizes trusts in order to segregate the pension assets. During the year ended March 31, 2007, the Company withdrew cash of ¥20,000 million from the trusts, since the plan assets exceeded constantly the benefit obligations due to an increase in fair value of plan assets. The trusts are legally isolated from the Company.

On March 31, 2007, the Companies adopted the recognition and disclosure provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"). SFAS 158 required the Companies to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the March 31, 2007 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses and unrecognized prior service credit, all of which were previously netted against the plan's funded status in the Company's statement of financial position pursuant to the provisions of SFAS No. 87, *Employers' Accounting for Pensions*. These amounts are subsequently recognized as net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods are recognized as a component of other comprehensive income (loss). Those amounts are subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS 158. The adoption of SFAS 158 had no effect on the Company's consolidated statement of income for the year ended March 31, 2007, or for any prior period presented, and it will not effect the Company's operating results in future periods.

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the Company and certain subsidiaries' plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Change in projected benefit obligation:			
Projected benefit obligation at beginning of year	¥222,246	¥215,780	$2,222,460
Service cost	6,635	6,300	66,350
Interest cost	6,583	5,954	65,830
Actuarial loss	3,916	3,778	39,160
Foreign currency exchange rate changes	(2,245)	1,163	(22,450)
Benefits paid	(10,478)	(10,729)	(104,780)
Acquisition	12,591	—	125,910
Settlement and curtailment	(1,014)	—	(10,140)
Projected benefit obligation at end of year	238,234	222,246	2,382,340
Change in plan assets:			
Fair value of plan assets at beginning of year	231,813	254,289	2,318,130
Actual return on plan assets	(17,402)	707	(174,020)
Foreign currency exchange rate changes	(2,552)	1,049	(25,520)
Employees' contributions	376	357	3,760
Employer's contribution	4,766	4,280	47,660
Benefits paid	(9,861)	(8,869)	(98,610)
Acquisition	15,754	—	157,540
Settlement and curtailment	(948)	—	(9,480)
Other	—	(20,000)	—
Fair value of plan assets at end of year	221,946	231,813	2,219,460
Funded status	¥(16,288)	¥ 9,567	$ (162,880)

Amounts recognized in the consolidated balance sheets at March 31, 2008 and 2007 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Prepaid benefit cost	¥ 7,334	¥ 21,642	$ 73,340
Accrued pension liabilities	(23,622)	(12,075)	(236,220)
	¥(16,288)	¥ 9,567	$(162,880)

Amounts recognized in accumulated other comprehensive income (loss) at March 31, 2008 and 2007 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Prior service credit	¥(14,024)	¥(16,171)	$(140,240)
Net actuarial loss	86,397	62,829	863,970
	¥ 72,373	¥ 46,658	$ 723,730

Changes in accumulated other comprehensive income (loss) for the year ended March 31, 2008 consisted of:

	Millions of yen	Thousands of U.S. dollars
Current year actuarial (gain) loss	¥28,874	$288,740
Amortization of prior service credit	969	9,690
Amortization of acutuarial loss	(4,503)	(45,030)
Settlement and curtailment (gain) loss	(182)	(1,820)
	¥25,158	$251,580

The amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net periodic benefit cost for the year ending March 31, 2009 are as follows:

	Millions of yen	Thousands of U.S. dollars
Prior service credit	¥ (981)	$ (9,810)
Net actuarial loss	3,971	39,710
	¥2,990	$29,900

The accumulated benefit obligation for all defined benefit pension plans was ¥227,734 million ($2,277,340 thousand) and ¥213,602 million at March 31, 2008 and 2007, respectively.

The components of net periodic benefit cost of the Company's and certain subsidiaries' plans for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Service cost—benefits earned during the year	¥ 6,635	¥ 6,300	¥ 5,396	$ 66,350
Interest cost on projected benefit obligation	6,583	5,954	5,749	65,830
Expected return on plan assets	(7,556)	(6,390)	(6,525)	(75,560)
Amortization of unrecognized prior service credit	(969)	(1,058)	(947)	(9,690)
Amortization of unrecognized net actuarial loss	4,503	4,896	5,124	45,030
Employees' contributions	(376)	(357)	(265)	(3,760)
Settlement and curtailment loss (gain)	843	—	—	8,430
Net periodic benefit cost	¥ 9,663	¥ 9,345	¥ 8,532	$ 96,630

The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Aggregate projected benefit obligation	¥229,759	¥49,674	$2,297,590
Aggregate fair value of plan assets	206,137	37,599	2,061,370

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Aggregate accumulated benefit obligation	¥207,729	¥29,780	$2,077,290
Aggregate fair value of plan assets	188,994	20,764	1,889,940

The weighted-average assumptions used to determine benefit obligations at March 31, 2008 and 2007 were as follows:

	2008	2007
Discount rates	2.5%	2.5%
Rates of increases in future salary levels	5.0%	4.6%

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Discount rates	2.5%	2.5%	2.5%
Rates of increases in future salary levels	4.6%	4.7%	4.7%
Expected long-term rates of return on plan assets	2.7%	2.7%	2.7%

The overall expected long-term rates of return are calculated based on the historical returns for certain years adjusted by the target rate of return for the components of the current asset portfolio.

The weighted-average asset allocations of the Company's plan assets at March 31, 2008 and 2007 were as follows:

Asset category	2008	2007
Equity securities	34.5%	45.8%
Debt securities	44.9%	34.6%
Other	20.6%	19.6%
Total	100.0%	100.0%

Plan assets are generally invested 40%, 50% and 10% in equity securities, debt securities and other, respectively. The allocation to foreign equity and debt securities is approximately 10% of the total plan assets.

In making investment decisions, the main objective is to secure the necessary return over the long term to cover pension and retirement benefit payments. The primary investment policy is to analyze the risk/return characteristics by asset class and to invest in a diversified portfolio taking into consideration of the correlation between asset classes. The Company sets a policy asset mix with investments in equities, bonds and alternative investments. Based on this policy, the Company selects multiple investment managers who execute the strategy. When selecting an investment manager, the Company gives consideration to management philosophy and content, investment management policy and investment style, investment control systems including information collection mechanisms and decision-making processes, compliance systems, investment experience and the track record of the investment manager as well as their investment professional in charge of managing pension assets.

As a result of the introduction of the cash-balance plan, the performance of certain plan assets is matched with the related pension benefits to a certain extent.

The benefits expected to be paid in the next ten years are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 10,934	$ 109,340
2010	11,478	114,780
2011	11,711	117,110
2012	11,844	118,440
2013	12,175	121,750
2014 – 2018	63,988	639,880
	¥122,130	$1,221,300

The amount of contributions expected to be paid to the pension plans during the year ending March 31, 2009 is approximately ¥3,100 million ($31,000 thousand).

13. Income Taxes

The Company files a consolidated income tax return in Japan.

Total income taxes recognized for the years ended March 31, 2008, 2007 and 2006 were attributable to the following:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Income from continuing operations before income taxes and minority interests	¥ 60,540	¥68,205	¥47,463	$ 605,400
Loss from discontinued operations	—	—	(5,314)	—
Other comprehensive (loss) income	(45,242)	(5,509)	44,556	(452,420)
Total income taxes	¥ 15,298	¥62,696	¥86,705	$ 152,980

Taxes on income applicable to the Company would normally result in the statutory tax rate of approximately 41% for the years ended March 31, 2008, 2007 and 2006. A reconciliation of the statutory income tax rates to the effective income tax rates expressed as a percentage of income from continuing operations before income taxes and minority interests for the years ended March 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
Statutory income tax rates	41.0%	41.0%	41.0%
Tax effect of subsidiaries' operations	(3.6)	2.2	(0.2)
Tax effect of permanent differences	0.9	1.2	1.8
Difference in tax rates of foreign subsidiaries	(5.3)	(6.4)	(6.9)
Tax effect on equity earnings of affiliated companies and undistributed earnings of subsidiaries	(4.4)	(2.2)	1.5
Other	(0.6)	(0.6)	(1.5)
Effective income tax rates on income from continuing operations	28.0%	35.2%	35.7%

Income from continuing operations before income taxes and minority interests for the years ended March 31, 2008, 2007 and 2006 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Domestic	¥ 82,534	¥ 70,067	¥ 49,999	$ 825,340
Foreign	133,663	123,748	83,056	1,336,630
Total	¥216,197	¥193,815	¥133,055	$2,161,970

Income taxes on income from continuing operations for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Current:				
Domestic	¥14,504	¥17,563	¥11,484	$145,040
Foreign	30,062	36,347	23,169	300,620
Deferred:				
Domestic	9,478	14,697	10,829	94,780
Foreign	6,496	(402)	1,981	64,960
	¥60,540	¥68,205	¥47,463	$605,400

Significant components of deferred tax assets and deferred tax liabilities at March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Deferred tax assets:			
Allowance for doubtful accounts	¥ 42,097	¥ 52,519	$ 420,970
Inventories	5,879	8,971	58,790
Investment securities	10,783	—	107,830
Employees' retirement benefits	33,723	23,146	337,230
Unrealized profit on intercompany transactions	10,680	8,235	106,800
Net operating loss carryforwards	29,007	25,947	290,070
Other	51,713	55,285	517,130
Total deferred tax assets	183,882	174,103	1,838,820
Valuation allowance	(20,955)	(26,260)	(209,550)
Total deferred tax assets — net	162,927	147,843	1,629,270
Deferred tax liabilities:			
Property, plant and equipment	45,572	30,871	455,720
Investment securities	—	20,154	—
Undistributed earnings	3,843	2,547	38,430
Investment in affiliated companies	15,412	15,828	154,120
Other	12,074	16,259	120,740
Total deferred tax liabilities	76,901	85,659	769,010
Net deferred tax assets	¥ 86,026	¥ 62,184	$ 860,260

The net changes in the valuation allowance for deferred tax assets were ¥5,305 million ($53,050 thousand) and ¥5,840 million of decreases for the years ended March 31, 2008 and 2007, respectively.

At March 31, 2008, certain subsidiaries had net operating loss carryforwards amounting to ¥79,320 million ($793,200 thousand), subject to expiration as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 8,216	$ 82,160
2010	6,305	63,050
2011	11,286	112,860
2012	4,464	44,640
2013	13,514	135,140
2014 and thereafter	7,508	75,080
Indefinite period	28,027	280,270
Total	¥79,320	$793,200

No provision has been made for Japanese income taxes on the undistributed earnings of the Company's domestic subsidiaries earned prior to March 31, 1993 or on part of the undistributed earnings of the Company's foreign subsidiaries with no distribution plan, which amounted to ¥187,192 million ($1,871,920 thousand) and ¥167,479 million at March 31, 2008 and 2007, respectively. The Company intends such earnings to be permanently invested. Determination of the amount of the related unrecognized deferred income tax liability is not practicable.

Realization of the Company's net deferred tax assets is dependent on the Company generating sufficient taxable income or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

On April 1, 2007, the Companies adopted FIN 48. As a result of the adoption, the Companies did not make a cumulative-effect adjustment to retained earnings. Unrecognized tax benefits at April 1, 2007 and March 31, 2008 were not material. Although the Company believes that its estimates and assumptions of unrecognized tax benefits are reasonable, uncertainty regarding the final determination of tax audit settlements and any related litigation could affect the effective tax rate in the future periods. Based on each of the items of which the Company is aware at March 31, 2008, no significant changes to the unrecognized tax benefits are expected within the next twelve months. Interests and penalties related to income tax are included in other-net in consolidated statements of income. Both the interest and penalties accrued as of March 31, 2008 in the consolidated balance sheets, and the interest and penalties included in other—net in the consolidated statements of income for the year ended March 31, 2008 are not material. The Companies file income tax returns in Japan and various foreign tax jurisdictions. In Japan, the income tax examination to the Companies by the tax authority for years through the year ended 31 March, 2007 were substantially completed.

14. Shareholders' Equity

The Corporation Law of Japan (the "Law") provides that an amount equal to 10% of the amount to be distributed as distributions of capital surplus (other than the capital reserve) and retained earnings (other than the legal reserve) be transferred to the capital reserve and the legal reserve, respectively, until the sum of the capital reserve and the legal reserve equals 25% of the common stock account. The amount of retained earnings available for the distributions under the Law is based on the amount recorded on the Company's books maintained in accordance with Japanese accounting practices. The adjustments to conform to accounting principles generally accepted in the United States, reflected in the accompanying consolidated financial statements but not recorded on the books, as explained in Note 1, have no effect on the determination of retained earnings available for the distributions under the Law. Such distributions can be made at any time by resolution of the shareholders, or by resolution of the Board of Directors if certain conditions are met. The retained earnings available for distributions amounted to ¥127,397 million ($1,273,970 thousand) at March 31, 2008.

15. Other Comprehensive Income (Loss)

The amount of income tax expense or benefit allocated to each component of other comprehensive income (loss) for the years ended March 31, 2008, 2007 and 2006 was as follows:

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2008			
Unrealized losses on investment securities arising during the period	¥ (80,155)	¥30,808	¥(49,347)
Less: Reclassification adjustments included in net income	(5,348)	2,259	(3,089)
Net unrealized losses on investment securities	(85,503)	33,067	(52,436)
Currency translation adjustments arising during the period	(13,466)	(2,755)	(16,221)
Less: Reclassification adjustments included in net income	2,255	(96)	2,159
Net currency translation adjustments	(11,211)	(2,851)	(14,062)
Unrealized losses on derivatives arising during the period	(21,362)	5,902	(15,460)
Less: Reclassification adjustments included in net income	4,945	(1,485)	3,460
Net unrealized losses on derivatives	(16,417)	4,417	(12,000)
Pension liability adjustments	(25,779)	10,609	(15,170)
Other comprehensive income (loss)	¥(138,910)	¥45,242	¥(93,668)

	Thousands of U.S. dollars		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2008			
Unrealized losses on investment securities arising during the period	$ (801,550)	$308,080	$(493,470)
Less: Reclassification adjustments included in net income	(53,480)	22,590	(30,890)
Net unrealized losses on investment securities	(855,030)	330,670	(524,360)
Currency translation adjustments arising during the period	(134,660)	(27,550)	(162,210)
Less: Reclassification adjustments included in net income	22,550	(960)	21,590
Net currency translation adjustments	(112,110)	(28,510)	(140,620)
Unrealized losses on derivatives arising during the period	(213,620)	59,020	(154,600)
Less: Reclassification adjustments included in net income	49,450	(14,850)	34,600
Net unrealized losses on derivatives	(164,170)	44,170	(120,000)
Pension liability adjustments	(257,790)	106,090	(151,700)
Other comprehensive income (loss)	$(1,389,100)	$452,420	$(936,680)

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2007			
Unrealized losses on investment securities arising during the period	¥ (2,974)	¥ 1,891	¥ (1,083)
Less: Reclassification adjustments included in net income	(8,552)	3,499	(5,053)
Net unrealized losses on investment securities	(11,526)	5,390	(6,136)
Currency translation adjustments arising during the period	12,662	(1,600)	11,062
Less: Reclassification adjustments included in net income	3,462	(621)	2,841
Net currency translation adjustments	16,124	(2,221)	13,903
Unrealized losses on derivatives arising during the period	(9,431)	2,772	(6,659)
Less: Reclassification adjustments included in net income	3,410	(1,045)	2,365
Net unrealized losses on derivatives	(6,021)	1,727	(4,294)
Minimum pension liability adjustment	(1,447)	613	(834)
Other comprehensive income (loss)	¥ (2,870)	¥ 5,509	¥ 2,639

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2006			
Unrealized gains on investment securities arising during the period	¥110,740	¥(44,447)	¥66,293
Less: Reclassification adjustments included in net income	(6,652)	2,733	(3,919)
Net unrealized gains on investment securities	104,088	(41,714)	62,374
Currency translation adjustments arising during the period	36,706	(2,874)	33,832
Less: Reclassification adjustments included in net income	2,630	(326)	2,304
Net currency translation adjustments	39,336	(3,200)	36,136
Unrealized gains on derivatives arising during the period	5,603	(2,220)	3,383
Less: Reclassification adjustments included in net income	(6,052)	2,107	(3,945)
Net unrealized losses on derivatives	(449)	(113)	(562)
Minimum pension liability adjustment	(1,541)	471	(1,070)
Other comprehensive income (loss)	¥141,434	¥(44,556)	¥96,878

The accumulated balance of each component of accumulated other comprehensive income (loss) at March 31, 2008, 2007 and 2006 was as follows:

	Millions of yen					
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2005	¥ 46,661	¥(89,586)	¥ (1,554)	¥ (647)	¥ —	¥(45,126)
Change in the period	62,374	36,136	(562)	(1,070)	—	96,878
Balance at March 31, 2006	109,035	(53,450)	(2,116)	(1,717)	—	51,752
Change in the period	(6,136)	13,903	(4,294)	(834)	—	2,639
Adjustment to initially apply SFAS 158	—	—	—	2,551	(27,603)	(25,052)
Balance at March 31, 2007	102,899	(39,547)	(6,410)	—	(27,603)	29,339
Change in the period	(52,436)	(14,062)	(12,000)	—	(15,170)	(93,668)
Balance at March 31, 2008	¥ 50,463	¥(53,609)	¥(18,410)	¥ —	¥(42,773)	¥(64,329)

	Thousands of U.S. dollars					
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2007	$1,028,990	$(395,470)	$ (64,100)	$ —	$(276,030)	$ 293,390
Change in the period	(524,360)	(140,620)	(120,000)	—	(151,700)	(936,680)
Balance at March 31, 2008	$ 504,630	$(536,090)	$(184,100)	$ —	$(427,730)	$(643,290)

16. Earnings per Share of Common Stock

The computation of basic earnings per share of common stock is based on the weighted average number of shares of common stock outstanding during the year. The computation of diluted earnings per share is based on the weighted average number of shares of common stock outstanding plus any potentially dilutive securities.

The following table sets forth the computation of basic and diluted earnings per share:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Numerator:				
Income from continuing operations	¥ 147,249	¥119,349	¥80,165	$1,472,490
Loss from discontinued operations (after income tax effect)	—	—	(6,364)	—
Net income	147,249	119,349	73,801	1,472,490
Less: Preferred stock dividends	—	(605)	(1,510)	—
Net income available to common shareholders (numerator for basic earnings per share):				
Income from continuing operations	147,249	118,744	78,655	1,472,490
Loss from discontinued operations (after income tax effect)	—	—	(6,364)	—
Net income	147,249	118,744	72,291	1,472,490
Effect of dilutive securities:				
Convertible debentures	—	—	168	—
Preferred stock	—	605	1,510	—
Numerator for diluted earnings per share:				
Income from continuing operations	N/A	119,349	80,333	N/A
Loss from discontinued operations (after income tax effect)	N/A	—	(6,364)	N/A
Net income	N/A	¥119,349	¥73,969	N/A
Denominator:				
Denominator for basic earnings per share—weighted average shares	1,733,669,538	1,639,894,708	1,495,360,142	
Effect of dilutive securities:				
Convertible debentures	—	—	117,229,592	
Preferred stock	—	93,675,076	215,714,286	
Denominator for diluted earnings per share—adjusted weighted average shares and assumed conversions	N/A	1,733,569,784	1,828,304,020	

	Yen			U.S. dollars
	2008	2007	2006	2008
Earnings per share of common stock:				
Basic:				
Income from continuing operations	¥84.93	¥72.41	¥52.60	$0.85
Loss from discontinued operations (after income tax effect)	—	—	(4.26)	—
Net income	¥84.93	¥72.41	¥48.34	$0.85
Diluted:				
Income from continuing operations	N/A	¥68.85	¥43.94	N/A
Loss from discontinued operations (after income tax effect)	N/A	—	(3.48)	N/A
Net income	N/A	¥68.85	¥40.46	N/A

Dividends of Class I preferred stocks are deducted from net income for net income available to common shareholders for the years ended March 31, 2007 and 2006.

The Class I preferred stocks issued in 2003 were dilutive for the years ended March 31, 2007 and 2006. Because the Class I preferred stocks issued in 2003 were all converted to common stocks on March 19, 2007, no diluted earnings per share is disclosed for the year ended March 31, 2008.

17. Segment Information

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by product and service, are managed by the divisions of the Head Office. Overseas corporate subsidiaries and branches operate in the respective areas and are an independent operating unit. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and provides related financing, insurance and other services to these operations on a worldwide basis. The Company has 13 segments identified by product and service in addition to its overseas corporate subsidiaries and branches. These segments are outlined as follows:

Agri-marine products
This group produces and distributes all sorts of foods such as fodder, soy beans, grain, sugar, processed food and beverages, raw materials, foodstuffs for commercial use, and agricultural and marine products.

Textile
As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel, designs and sells apparel and living products, and at the same time offers distribution services, both domestically and internationally.

Forest products and general merchandise
The group sells rubber products, footwear and housing materials, manufactures and distributes paper, cardboard, and raw materials for paper production, and takes part in afforestation projects, both domestically and internationally.

Chemicals
This group handles a wide variety of goods ranging from upstream, such as basic petrochemicals, to downstream, such as electronic materials and agrochemicals. Focusing on Middle East and South West Asia, as well as China, as a priority market, this group is conducting business with a balance between investment and trade.

Energy
This group focuses on products related to energy such as oil and gas. It also takes part in various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Metals and mineral resources
This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to developing and trading raw materials for production of steel and light metals internationally.

Transportation & industrial machinery
This group focuses on domestic and international trade (export import, wholesale, and retail) in aerospace and defense systems, automotive, construction and agricultural machinery, and other transportation related machinery, as well as automobile and paper & pulp manufacturing machinery, alternative energy facilities, and other production machinery and related services such as loans and investments, trade finance, leasing and overseas business support services.

Power projects
This group develops, invests in, and operates power projects, especially power generation (including desalinization, cogeneration and wind power projects), while undertaking the procurement and installation of generators, power distribution grids and electrical substations as well as making loans and investments to other new technologies and business models in the alternate energy field. In the telecommunications field, the group is involved in export, offshore trade, and investment in communications, broadcasting and information systems.

Plant, ship & infrastructure projects
This group deals with equipment procurement and construction of oil, gas, chemical environmental, steel, and other industrial plants; infrastructure development such as railway/airport, potable water treatment and wastewater treatment; and the origination and management of projects in domestic and overseas markets. Also included in the division are trading, leasing, and the charter of various types of cargo vessels and tankers.

Information & communication
This group focuses on export/import and domestic sales of personal computers and related products, IT-related businesses including IP network infrastructure businesses, ASP/ISP businesses, cell phone-related businesses, computer systems development, IT solution businesses, cable TV, CS and other broadcasting businesses and the IC tag/RFID business.

Development and construction
In addition to a housing business that focuses on the development of the "Grand-Suite" series condominiums for sale in Japan, this Group operates a broad range of real estate-related businesses, including a real estate development business dealing in residences and office buildings, and overseas as well as intermediary and development businesses of REIT/investment fund-oriented real estate properties.

Finance, logistics & new business
Both domestically and internationally, this group is involved in various financial businesses such as investment finance—fund management and fund investment—and financial product trading, while in the logistics area, it operates forwarding business and logistics related consultation, among others. In the insurance area, it operates an insurance intermediary business. In the life care business area, it is engaged in the sale of medical equipment to medical facilities, and it takes part in emissions credit trading business in addition to investing in biotechnology-related area and new technology area.

Iron & steel strategies and coordination
This group is involved in domestic and international manufacture, processing and sales of steel related products such as steel plate, steel pipe, and special steel, operated by its affiliated companies such as Marubeni-Itochu Steel Inc. Also, the group provides its customers with high value-added solution services.

Overseas corporate subsidiaries and branches
Overseas corporate subsidiaries and branches are located throughout the world, primarily in North America and Europe, and handle various merchandise and perform related activities.

The Companies' operating segment information for the years ended March 31, 2008, 2007 and 2006, was as follows:

	Millions of yen							
Year ended March 31, 2008	Agri-marine products	Textile	Forest products & general merchandise	Chemicals	Energy	Metals & mineral resources	Transportation & industrial machinery	Power projects
Total volume of trading transactions:								
Outside customers	¥1,353,517	¥341,685	¥882,122	¥856,234	¥2,959,543	¥888,367	¥712,526	¥343,942
Inter-segment	31,191	2,030	48,524	41,181	6,592	63,319	48,383	8
Total	¥1,384,708	¥343,715	¥930,646	¥897,415	¥2,966,135	¥951,686	¥760,909	¥343,950
Gross trading profit	¥ 89,042	¥ 23,604	¥ 56,331	¥ 30,502	¥ 89,228	¥ 19,050	¥ 57,415	¥ 38,707
Equity in earnings (losses)	¥ 1,392	¥ (118)	¥ 2,540	¥ 595	¥ 594	¥ 16,665	¥ 4,518	¥ 7,138
Segment net income (loss)	¥ 10,214	¥ 2,085	¥ 11,506	¥ 5,555	¥ 38,852	¥ 22,202	¥ 14,959	¥ 11,011
Segment assets	¥ 624,334	¥113,121	¥528,596	¥223,134	¥ 641,978	¥333,794	¥327,119	¥637,492
Depreciation and amortization	¥ 6,628	¥ 1,490	¥ 9,765	¥ 511	¥ 43,785	¥ 3,010	¥ 2,879	¥ 11,059
Expenditures for segment assets	¥ 7,472	¥ 202	¥ 4,345	¥ 307	¥ 25,528	¥ 1,858	¥ 3,468	¥ 6,118

	Millions of yen							
Year ended March 31, 2008	Plant, ship & infrastructure projects	Information & communication	Development & construction	Finance, logistics & new business	Iron & steel strategies and coordination	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥613,838	¥275,537	¥132,603	¥ 33,776	¥ 937	¥1,085,765	¥ 151,224	¥10,631,616
Inter-segment	46,474	3,475	393	4,997	79	456,653	(753,299)	—
Total	¥660,312	¥279,012	¥132,996	¥ 38,773	¥ 1,016	¥1,542,418	¥(602,075)	¥10,631,616
Gross trading profit	¥ 20,110	¥ 32,057	¥ 31,265	¥ 9,658	¥ 1,016	¥ 102,967	¥ (4,036)	¥ 596,916
Equity in earnings (losses)	¥ 3,219	¥ (596)	¥ 65	¥ 1,361	¥ 17,399	¥ 619	¥ 270	¥ 55,661
Segment net income (loss)	¥ 4,775	¥ 4,076	¥ 2,618	¥ (5,958)	¥ 16,480	¥ 6,960	¥ 1,914	¥ 147,249
Segment assets	¥326,101	¥152,514	¥301,613	¥101,080	¥105,077	¥ 536,718	¥ 254,554	¥ 5,207,225
Depreciation and amortization	¥ 1,889	¥ 4,627	¥ 1,988	¥ 226	¥ —	¥ 4,128	¥ 4,385	¥ 96,370
Expenditures for segment assets	¥ 7,428	¥ 3,685	¥ 17,084	¥ 239	¥ —	¥ 10,979	¥ (836)	¥ 87,877

	Thousands of U.S. dollars							
Year ended March 31, 2008	Agri-marine products	Textile	Forest products & general merchandise	Chemicals	Energy	Metals & mineral resources	Transportation & industrial machinery	Power projects
Total volume of trading transactions:								
Outside customers	$13,535,170	$3,416,850	$8,821,220	$8,562,340	$29,595,430	$8,883,670	$7,125,260	$3,439,420
Inter-segment	311,910	20,300	485,240	411,810	65,920	633,190	483,830	80
Total	$13,847,080	$3,437,150	$9,306,460	$8,974,150	$29,661,350	$9,516,860	$7,609,090	$3,439,500
Gross trading profit	$ 890,420	$ 236,040	$ 563,310	$ 305,020	$ 892,280	$ 190,500	$ 574,150	$ 387,070
Equity in earnings (losses)	$ 13,920	$ (1,180)	$ 25,400	$ 5,950	$ 5,940	$ 166,650	$ 45,180	$ 71,380
Segment net income (loss)	$ 102,140	$ 20,850	$ 115,060	$ 55,550	$ 388,520	$ 222,020	$ 149,590	$ 110,110
Segment assets	$ 6,243,340	$1,131,210	$5,285,960	$2,231,340	$ 6,419,780	$3,337,940	$3,271,190	$6,374,920
Depreciation and amortization	$ 66,280	$ 14,900	$ 97,650	$ 5,110	$ 437,850	$ 30,100	$ 28,790	$ 110,590
Expenditures for segment assets	$ 74,720	$ 2,020	$ 43,450	$ 3,070	$ 255,280	$ 18,580	$ 34,680	$ 61,180

Year ended March 31, 2008	Plant, ship & infrastructure projects	Information & communication	Development & construction	Finance, logistics & new business	Iron & steel strategies and coordination	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Thousands of U.S. dollars							
Total volume of trading transactions:								
Outside customers	$6,138,380	$2,755,370	$1,326,030	$ 337,760	$ 9,370	$10,857,650	$ 1,512,240	$106,316,160
Inter-segment	464,740	34,750	3,930	49,970	790	4,566,530	(7,532,990)	—
Total	$6,603,120	$2,790,120	$1,329,960	$ 387,730	$ 10,160	$15,424,180	$(6,020,750)	$106,316,160
Gross trading profit	$ 201,100	$ 320,570	$ 312,650	$ 96,580	$ 10,160	$ 1,029,670	$ (40,360)	$ 5,969,160
Equity in earnings (losses)	$ 32,190	$ (5,960)	$ 650	$ 13,610	$ 173,990	$ 6,190	$ 2,700	$ 556,610
Segment net income (loss)	$ 47,750	$ 40,760	$ 26,180	$ (59,580)	$ 164,800	$ 69,600	$ 19,140	$ 1,472,490
Segment assets	$3,261,010	$1,525,140	$3,016,130	$1,010,800	$1,050,770	$ 5,367,180	$ 2,545,540	$ 52,072,250
Depreciation and amortization	$ 18,890	$ 46,270	$ 19,880	$ 2,260	$ —	$ 41,280	$ 43,850	$ 963,700
Expenditures for segment assets	$ 74,280	$ 36,850	$ 170,840	$ 2,390	$ —	$ 109,790	$ (8,360)	$ 878,770

Year ended March 31, 2007	Agri-marine products	Textile	Forest products & general merchandise	Chemicals	Energy	Metals & mineral resources	Transportation & industrial machinery	Power projects
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥1,046,829	¥373,349	¥825,897	¥817,886	¥2,417,032	¥933,143	¥607,249	¥272,751
Inter-segment	22,060	2,707	43,428	39,105	3,900	60,194	66,602	151
Total	¥1,068,889	¥376,056	¥869,325	¥856,991	¥2,420,932	¥993,337	¥673,851	¥272,902
Gross trading profit	¥ 72,406	¥ 24,760	¥ 54,211	¥ 30,043	¥ 85,490	¥ 18,216	¥ 55,545	¥ 27,610
Equity in earnings (losses)	¥ 2,296	¥ (2,302)	¥ 1,128	¥ (167)	¥ 779	¥ 16,478	¥ 3,166	¥ 3,913
Segment net income (loss)	¥ 10,055	¥ (2,424)	¥ 9,588	¥ 1,417	¥ 31,618	¥ 24,933	¥ 9,984	¥ 6,353
Segment assets	¥ 549,217	¥131,757	¥538,417	¥201,728	¥ 688,630	¥279,991	¥310,352	¥391,009
Depreciation and amortization	¥ 5,556	¥ 966	¥ 9,115	¥ 484	¥ 53,118	¥ 3,832	¥ 2,660	¥ 9,108
Expenditures for segment assets	¥ 6,738	¥ 140	¥ 3,064	¥ 693	¥ 25,942	¥ 2,104	¥ 4,564	¥ 2,409

Year ended March 31, 2007	Plant, ship & infrastructure projects	Information & communication	Development & construction	Finance, logistics & new business	Iron & steel strategies and coordination	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥677,979	¥222,349	¥167,202	¥ 39,704	¥ 783	¥ 985,444	¥ 167,346	¥9,554,943
Inter-segment	640	3,159	469	6,142	28	345,052	(593,637)	—
Total	¥678,619	¥225,508	¥167,671	¥ 45,846	¥ 811	¥1,330,496	¥(426,291)	¥9,554,943
Gross trading profit	¥ 17,706	¥ 28,057	¥ 31,472	¥ 9,902	¥ 811	¥ 84,172	¥ (9,230)	¥ 531,171
Equity in earnings (losses)	¥ 982	¥ (411)	¥ 515	¥ 692	¥ 17,775	¥ 37	¥ (1)	¥ 44,880
Segment net income (loss)	¥ 1,694	¥ 2,453	¥ 3,189	¥ 4,612	¥ 14,913	¥ 6,773	¥ (5,809)	¥ 119,349
Segment assets	¥342,779	¥116,524	¥265,617	¥118,501	¥101,606	¥ 413,443	¥ 423,733	¥4,873,304
Depreciation and amortization	¥ 1,812	¥ 3,549	¥ 1,863	¥ 323	¥ —	¥ 4,334	¥ 4,425	¥ 101,145
Expenditures for segment assets	¥ 765	¥ 3,336	¥ 4,294	¥ 31	¥ —	¥ 12,379	¥ (185)	¥ 66,274

Year ended March 31, 2006	Agri-marine products	Textile	Forest products & general merchandise	Chemicals	Energy	Metals & mineral resources	Transportation & industrial machinery	Power projects
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥968,325	¥354,370	¥773,076	¥746,345	¥2,188,478	¥686,579	¥632,950	¥246,525
Inter-segment	22,485	3,817	35,133	35,671	3,194	45,412	64,516	639
Total	¥990,810	¥358,187	¥808,209	¥782,016	¥2,191,672	¥731,991	¥697,466	¥247,164
Gross trading profit	¥ 69,323	¥ 26,366	¥ 48,109	¥ 29,605	¥ 71,478	¥ 24,392	¥ 58,129	¥ 24,080
Equity in earnings (losses)	¥ (9)	¥ (1,874)	¥ (416)	¥ (322)	¥ 722	¥ 7,610	¥ 2,297	¥ 2,343
Segment net income (loss)	¥ 5,790	¥ (1,622)	¥ 359	¥ 3,738	¥ 26,654	¥ 16,137	¥ 7,599	¥ 5,786
Segment assets	¥433,782	¥130,461	¥519,785	¥181,919	¥ 603,758	¥265,141	¥289,936	¥405,386
Depreciation and amortization	¥ 6,382	¥ 320	¥ 4,362	¥ 1,013	¥ 23,417	¥ 4,368	¥ 1,246	¥ 8,791
Expenditures for segment assets	¥ 5,666	¥ 120	¥ 2,577	¥ 540	¥ 166,312	¥ 2,848	¥ 1,286	¥ 217

Year ended March 31, 2006	Plant, ship & infrastructure projects	Information & communication	Development & construction	Finance, logistics & new business	Iron & steel strategies and coordination	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥710,284	¥226,778	¥162,838	¥18,667	¥ 869	¥ 834,944	¥ 135,504	¥8,686,532
Inter-segment	1,548	2,417	447	7,101	33	313,875	(536,288)	—
Total	¥711,832	¥229,195	¥163,285	¥25,768	¥ 902	¥1,148,819	¥(400,784)	¥8,686,532
Gross trading profit	¥ 16,835	¥ 27,020	¥ 27,643	¥ 7,064	¥ 902	¥ 79,934	¥ (8,856)	¥ 502,024
Equity in earnings (losses)	¥ 2,343	¥ (282)	¥ 609	¥ 871	¥17,761	¥ 603	¥ (654)	¥ 31,602
Segment net income (loss)	¥ 2,554	¥ 365	¥ 1,119	¥ 3,971	¥17,040	¥ 4,012	¥ (19,701)	¥ 73,801
Segment assets	¥274,510	¥115,575	¥299,669	¥97,031	¥86,075	¥ 449,213	¥ 434,831	¥4,587,072
Depreciation and amortization	¥ 1,794	¥ 4,258	¥ 2,022	¥ 250	¥ —	¥ 13,027	¥ 1,434	¥ 72,684
Expenditures for segment assets	¥ 347	¥ 2,705	¥ 3,867	¥ 50	¥ —	¥ 21,611	¥ 2,891	¥ 211,037

The accounting policies of the reportable segments are the accounting principles generally accepted in the United States for the years ended March 31, 2008 and 2007. The accounting policies of the reportable segments for the year ended March 31, 2006 were the accounting principles generally accepted in Japan, and the differences in accounting principles generally accepted in Japan and the United States were included in Corporate and elimination.

The total volumes of trading transactions are voluntarily disclosed based on the practice of the Japanese trading companies for the Japanese investors' convenience.

Intersegment transactions are generally priced in accordance with the prevailing market prices.

Net income (loss) of Corporate and elimination includes net income (loss) of the domestic branches and offices, headquarters expenses that is not allocated to the operating segments and inter segment elimination. Segment assets of Corporate and elimination includes assets for general corporate purposes that is not allocated to the operating segments and inter segment elimination. The assets for general corporate purposes consist mainly of cash and cash equivalents related to financing, marketable securities and fixed assets for general corporate purposes.

Effective April 1, 2006, Transportation machinery segment, Industrial machinery & information business segment and Plant, power & infrastructure projects segment were reorganized into Transportation & industrial machinery segment, Power projects segment, Plant, ship & infrastructure projects segment and Information & communication segment. In addition, the Domestic branches and offices segment, which had previously been presented separately, is included in Corporate and elimination due to immateriality for the years ended March 31, 2008 and 2007. Segment information for the year ended March 31, 2006 has been restated to conform to those changes.

Revenues from external customers by country for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
Country	2008	2007	2006	2008
Japan	¥2,868,355	¥2,626,596	¥2,228,200	$28,683,550
United States	698,311	537,805	462,159	6,983,110
United Kingdom	204,629	156,003	120,961	2,046,290
Other	394,931	338,451	328,525	3,949,310
Total	¥4,166,226	¥3,658,855	¥3,139,845	$41,662,260

Revenues from external customers are attributed to countries based on the location of the Companies' operations.

Long-lived assets, including property leased to others, by country as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
Country	2008	2007	2008
Japan	¥ 419,465	¥414,861	$ 4,194,650
United States	193,495	198,425	1,934,950
Indonesia	144,723	155,069	1,447,230
Other	330,656	220,866	3,306,560
Total	¥1,088,339	¥989,221	$10,883,390

Revenues from external customers by product for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
Product	2008	2007	2006	2008
Machinery	¥ 565,025	¥ 539,595	¥ 538,525	$ 5,650,250
Energy	331,933	231,739	88,831	3,319,330
Metals	497,375	488,015	327,631	4,973,750
Chemicals	873,459	772,032	668,266	8,734,590
Forest products and general merchandise	502,521	422,241	381,176	5,025,210
Agri-marine products	972,680	737,968	681,071	9,726,800
Textile	298,806	326,581	322,862	2,988,060
Development and construction	124,427	140,684	131,483	1,244,270
Total	¥4,166,226	¥3,658,855	¥3,139,845	$41,662,260

There is no concentration by customer.

18. Foreign Currency Transactions

Net foreign currency transaction gains and losses included in other income — net amounted to ¥65 million ($650 thousand) in losses, ¥4,801 million in gains and ¥5,358 million in gains for the years ended March 31, 2008, 2007 and 2006, respectively.

Net foreign currency transaction gains and losses include translation gains and losses resulting from remeasuring the financial statements of certain subsidiaries in highly inflationary economies into Japanese yen.

19. Financial Instruments

Risk management

Substantially all the derivative instruments which the Company and certain of its subsidiaries hold are utilized to hedge related market risks, and gains and losses on the derivative instruments are offset against losses and gains on the hedged assets and liabilities. The Company and certain of its subsidiaries also enter into derivative transactions for trading purposes. The Company has internal regulations regarding positions and loss limits and the actual positions and gains/losses are periodically reported to management. Although the Company and certain subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, such risks are minimized by avoiding a concentration of counterparties, selecting counterparties with high credit ratings and maintaining strict credit control. Furthermore, the Company generally enters into master netting agreements with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses against the Company's dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis.

The Company and certain of its subsidiaries have separate departments which confirm each financial transaction and month-end outstanding balances directly with the counterparties from the departments which execute them. In addition, the Company has "Risk Management Division," in its Tokyo Head Office. The Risk Management Division independently analyzes various risks and exposures, reports the results of the analysis, and monitors and controls financing activities comprehensively. Furthermore, the Risk Management Division obtains derivative transaction data from the financial subsidiaries and foreign corporate subsidiaries, reports to management periodically in cooperation with the related departments, and strengthens the Company's unified control over derivative transactions globally.

Foreign exchange contracts

The Company and certain of its subsidiaries conduct business in various foreign currencies and enter into foreign exchange contracts principally to hedge foreign currency denominated transactions and receivables and payables to minimize the effect of foreign currency fluctuations. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness were not significant for the years ended March 31, 2008, 2007 and 2006.

Interest rate swap agreements, including interest rate and currency swap agreements

The Company and certain of its subsidiaries enter into interest rate swap agreements primarily to change the fixed interest rates on the principal of certain debt securities and long-term debt to floating interest rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness were not significant for the years ended March 31, 2008, 2007 and 2006.

Commodity futures and forward contracts

The Company and certain of its subsidiaries enter into commodity futures and forward contracts principally as a means of hedging the risks associated with certain inventories, commitments and forecasted transactions. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness were not significant for the years ended March 31, 2008, 2007 and 2006.

Other derivative instruments

The Company and certain of its subsidiaries utilize options and other contracts primarily to hedge the risks associated with changes in interest rates and exchange rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness were not significant for the years ended March 31, 2008, 2007 and 2006. In addition, the Company and certain of its subsidiaries enter into other derivative contracts for trading purposes on a limited basis.

Fair value of financial instruments

The estimated fair value of the financial instruments of the Companies has been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The following methodologies and assumptions were used by the Companies in estimating the fair value disclosures of the financial instruments:

Cash and cash equivalents, and time deposits: the carrying amounts of the cash and cash equivalents, and time deposits reflected in the consolidated balance sheets approximate their fair value.

Investment securities, securities and other investments: the fair value of marketable equity securities is based on quoted market prices. The carrying amount of the marketable equity securities reflected in the balance sheets represents their fair value. The fair value of investments in debt securities is based on quoted market prices or estimated using discounted cash flow analyses, based on the estimated current rates offered to the issuers for securities with similar terms and remaining maturities. It was not practicable to estimate the fair value of the investments other than marketable equity securities and debt securities without incurring excessive costs. The carrying amounts of the portion of the portfolio for which fair value could not be estimated was ¥237,423 million ($2,374,230 thousand) and ¥234,108 million at March 31, 2008 and 2007, respectively, and represents the cost of this portion of the portfolio, which, management believes, is not impaired.

Non-marketable securities of ¥146,059 million ($1,460,590 thousand) and ¥144,222 million, included in the above at March 31, 2008 and 2007, respectively, included those securities that were not evaluated for impairment, because the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments, in the amounts of ¥140,570 million ($1,405,700 thousand) and ¥141,499 million at March 31, 2008 and 2007, respectively.

Long-term notes, loans and accounts receivable — trade: the fair value of long-term notes, loans and accounts receivable — trade is estimated using discounted cash flow analyses, based on the interest rates currently being offered to borrowers for similar long-term notes, loans and accounts receivable — trade with similar credit ratings.

Short-term loans: the carrying amount of the short-term loans reflected in the accompanying consolidated balance sheets approximates their fair value.

Long-term debt: the fair value of long-term debt is estimated using discounted cash flow analyses, based on the current borrowing rates for borrowing arrangements with similar terms and remaining maturities.

Foreign exchange contracts: the fair value of foreign exchange contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

Interest rate swap agreements: the fair value of interest rate swap agreements is estimated using discounted cash flow analyses, based on the current swap rates for interest rate swap agreements with similar terms and remaining periods.

Commodity futures and forward contracts: the fair value of commodity futures and forward contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

The carrying amounts and fair value of financial instruments and the derivative instruments at March 31, 2008 and 2007 were as follows (amounts in parentheses represent liabilities):

	Millions of yen				Thousands of U.S. dollars	
	2008		2007		2008	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Short-term investments in debt securities	¥ 8,736	¥ 8,789	¥ 5,797	¥ 5,797	$ 87,360	$ 87,890
Long-term investments in debt securities	35,246	35,273	44,592	45,126	352,460	352,730
Long-term notes, loans and accounts receivable — trade (less allowance for doubtful accounts)	89,027	88,342	69,801	69,059	890,270	883,420
Long-term debt (including current portion)	(2,433,517)	(2,440,734)	(2,294,622)	(2,298,602)	(24,335,170)	(24,407,340)
Derivative instruments — assets:						
Interest rate swap agreements	13,782	13,782	7,669	7,669	137,820	137,820
Foreign exchange contracts	5,216	5,216	8,051	8,051	52,160	52,160
Commodity futures and forward contracts and other	31,978	31,978	43,357	43,357	319,780	319,780
Derivative instruments — liabilities:						
Interest rate swap agreements	(3,757)	(3,757)	(6,849)	(6,849)	(37,570)	(37,570)
Foreign exchange contracts	(14,203)	(14,203)	(557)	(557)	(142,030)	(142,030)
Commodity futures and forward contracts and other	(33,854)	(33,854)	(51,555)	(51,555)	(338,540)	(338,540)

20. Concentration of Credit Risk

The Companies operate as a general trading business and their business comprise export, import, domestic and offshore trading in a wide variety of fields including industrial, agricultural and consumer products, and also involve all levels of activities from planning, investment, and research and development through production, distribution and marketing. In addition, the Companies operate in substantially all geographic areas of the world, and their customers are diversified. Accordingly, management of the Company believes there is no significant concentration of credit risk among its customers or in its investments. The Company requires collateral to the extent considered necessary.

21. Leases

Lessor:

The Company and certain of its subsidiaries lease industrial machinery, power stations, vessels and certain other assets, some of which are classified as direct financing leases. Net investments included in notes, loans and accounts receivable—trade in the accompanying consolidated balance sheets at March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Total minimum lease payments to be received	¥31,631	¥19,151	$316,310
Less unearned income	(7,049)	(5,642)	(70,490)
Net investments in direct financing leases	¥24,582	¥13,509	$245,820

The future minimum lease payments to be received by year at March 31, 2008 are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 9,476	$ 94,760
2010	7,734	77,340
2011	5,591	55,910
2012	3,636	36,360
2013	1,854	18,540
Thereafter	3,340	33,400
Total	¥31,631	$316,310

The Company and certain of its subsidiaries also lease power stations, office buildings, freight railcars and certain other assets under operating leases. The cost and accumulated depreciation of the leased property at March 31, 2008 and 2007 were shown on the accompanying consolidated balance sheets. At March 31, 2008, the future minimum rentals to be received on non-cancelable operating leases were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 20,337	$ 203,370
2010	16,481	164,810
2011	15,099	150,990
2012	13,847	138,470
2013	13,015	130,150
Thereafter	59,288	592,880
Total	¥138,067	$1,380,670

Lessee:

The Company and certain of its subsidiaries lease machinery, office equipment and certain other assets, some of which are classified as capital leases. At March 31, 2008, the cost and accumulated depreciation of the leased property, included primarily in property, plant and equipment in the accompanying consolidated balance sheet, were ¥23,235 million ($232,350 thousand) and ¥13,154 million ($131,540 thousand), respectively.

The future minimum lease payments under capital leases by year together with the capital lease obligations at March 31, 2008 are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 3,170	$ 31,700
2010	2,583	25,830
2011	1,990	19,900
2012	1,400	14,000
2013	949	9,490
Thereafter	6,653	66,530
Total minimum lease payments	16,745	167,450
Less amount representing interest	(3,548)	(35,480)
Capital lease obligation	¥13,197	$131,970

The Company and certain of its subsidiaries also lease vessels, office buildings and certain other assets under operating leases. Rental expense amounted to ¥18,683 million ($186,830 thousand), ¥17,766 million and ¥19,038 million for the years ended March 31, 2008, 2007 and 2006, respectively.

At March 31, 2008, the future minimum rental payments under non-cancelable operating leases are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥14,099	$140,990
2010	10,920	109,200
2011	9,872	98,720
2012	8,693	86,930
2013	7,325	73,250
Thereafter	28,850	288,500
Total	¥79,759	$797,590

The future minimum rentals to be received under noncancelable subleases corresponding to the above future minimum rental payments were not significant at March 31, 2008.

22. Commitments and Contingent Liabilities

The Companies enter into long-term purchase contracts for certain goods and products in energy, metal and mineral recourses and machinery industries at either fixed or variable prices. The Companies generally enter into sales contracts for such purchase contracts with customers. At March 31, 2008, the total amount of the long-term purchase contracts was approximately ¥1,176,000 million ($11,760,000 thousand), of which deliveries are at various dates through 2022.

The Companies had commitments to make additional investments or loans in aggregate amounts of approximately ¥33,000 million ($330,000 thousand) at March 31, 2008.

The Companies guarantee debt of affiliated companies and third parties in the ordinary course of business. Should the guaranteed parties fail to make payments, the Companies would be required to make such payments under these guarantees. The related guarantee fees are primarily received quarterly or semi-annually. The outstanding balances of guarantees (maximum potential amount of payment) were ¥105,626 million ($1,056,260 thousand) and ¥121,394 million, including ¥66,786 million ($667,860 thousand) and ¥72,478 million to affiliated companies, at March 31, 2008 and 2007, respectively. The amounts secured by secondary guarantees issued for the Company by other parties were ¥19,215 million ($192,150 thousand) and ¥21,127 million, including ¥19,215 million ($192,150 thousand) and ¥21,025 million to affiliated companies at March 31, 2008 and 2007, respectively.

The major parties who have received the Companies' guarantees and the amounts of guarantees, net of the amounts secured by guarantees issued by other parties, at March 31, 2008 and 2007 were as follows:

Guaranteed party	Millions of yen	Thousands of U.S. dollars
March 31, 2008:		
Daishowa-Marubeni International Ltd	**¥18,042**	**$180,420**
Sakhalin Oil and Gas Development Co., Ltd	**12,137**	**121,370**
Fujairah Asia power Company	**7,655**	**76,550**
Taweelah Asia power Company	**7,395**	**73,950**
Rabigh Arabian Water and Electricity, Co.	**6,597**	**65,970**
Thai Cold Rolled Steel Sheet Public Co. Ltd.	**5,163**	**51,630**
Mesaieed Power Co. Ltd.	**4,070**	**40,700**
Other	**25,352**	**253,520**
Total	**¥86,411**	**$864,110**

	Millions of yen
March 31, 2007:	
Sakhalin Oil and Gas Development Co., Ltd.	¥ 24,004
Daishowa-Marubeni International Ltd.	20,110
Taweelah Asia Power Company	8,713
Thai Cold Rolled Steel Sheet Public Co. Ltd.	8,047
Rabigh Arabian Water and Electricity, Co.	7,693
American Iron Oxide Company	4,908
Marubeni-Itochu Steel Inc.	3,757
Other	23,035
Total	¥100,267

The liabilities recognized for the guarantees were ¥1,203 million ($12,030 thousand) and ¥1,582 million at March 31, 2008 and 2007, respectively. Guarantees with the longest term in the above expire in 2018. The amounts of export bills of exchange discounted with banks in the ordinary course of business were ¥9,757 million ($97,570 thousand) at March 31, 2008. If an issuer of the export bills of exchange fails to fulfill its obligation, the Company will be obligated to repurchase the bills based on the agreements with banks.

The Company, its subsidiaries and affiliated companies conduct business activities on a global scale and are involved in transactions which are subject to review and jurisdiction by a wide range of authorities, both in Japan and abroad. Such business activities are not without risk and, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at March 31, 2008, management is of the opinion that settlement of all such matters pending would not have a material effect on the consolidated financial position or results of operations of the Companies.

23. Variable Interest Entities

The VIEs that have been consolidated by the Company in accordance with FIN 46R are described as follows (excluding VIEs in which the Companies and its consolidated subsidiaries have a majority voting interest):

The Company and certain of its consolidated subsidiaries hold subordinated investment securities and other without voting rights in VIEs, whose operations are power generation, fund management and real estate development and consolidate them as the primary beneficiary. The total assets of these VIEs were ¥76,134 million ($761,340 thousand) and ¥5,076 million at March 31, 2008 and 2007, respectively. A portion of the consolidated assets is pledged as collateral for the VIEs' obligations. The carrying amounts of those assets were ¥27,362 million ($273,620 thousand) at March 31, 2008, and were classified as property, plant and equipment on the consolidated balance sheets. The creditors or beneficial interest holders of the consolidated VIEs, with exception of certain VIEs, do not have recourse to the general credit of the Company or its consolidated subsidiaries. The Company guarantees the debt of certain of the VIEs but the balance of the guarantees is not material.

The VIEs that have not been consolidated by the Company because they are not the primary beneficiary while they hold significant variable interests are described as follows:

The Company and certain of its consolidated subsidiaries hold significant variable interests in VIEs, in the form of investments or loans, whose operations are financing and leasing. The total assets of these VIEs were ¥427,502 million ($4,275,020 thousand) and ¥237,964 million at March 31, 2008 and 2007, respectively, and the amounts of the maximum exposure to loss as a result of the involvement with these VIEs were ¥21,224 million ($212,240 thousand) and ¥15,944 million at March 31, 2008 and 2007, respectively. The maximum exposure represents the amount of loss which the Company and its consolidated subsidiaries could incur from the variability in value of the investments, and does not necessarily represent the anticipated loss to be incurred from the involvement with the VIEs.

24. Subsequent Events

On May 16, 2008, the Board of Directors approved the payment of cash dividends of ¥7 ($0.07) per share of common stock or ¥12,158 million ($121,580 thousand) in aggregate from the retained earnings payable on May 30, 2008.

On April 24, 2008 (U.S. time), the Company entered into an agreement with Antofagasta plc, one of the world leading copper producers, under which the Marubeni group will acquire a 30% interest in both the Esperanza and the El Tesoro projects (collectively hereafter, the "Projects"), wholly owned by Antofagasta plc, for total cash consideration of $1.31 billion, and will contribute approximately $0.6 billion for its share of development costs for the Esperanza project, which are currently estimated at approximately $1.9 billion. After licenses necessary for the projects are granted, the transaction will be executed. The Marubeni Group has developed a strategy to steadily increase its profitability by securing stable supplies of metal and mineral resources through investment in mine developments and smelting projects overseas. This transaction perfectly fits into its investment strategy.

ERNST & YOUNG

■ ERNST & YOUNG SHINNIHON
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors and Shareholders
Marubeni Corporation
(Marubeni Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of Marubeni Corporation and subsidiaries (the "Company") as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2008, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marubeni Corporation and subsidiaries at March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States.

We have also recomputed the translation of the consolidated financial statements mentioned above into United States dollars on the basis described in Note 1. In our opinion, such statements have been translated on such basis.

Ernst & Young ShinNihon

June 20, 2008

Organization


General Meeting of Shareholders
Board of Directors
Corporate Auditors
Board of Corporate Auditors
Corporate Auditor Dept.
President
Corporate Management Committee
Committee of Chief Operating Officers
Committee of Executive Officers
Audit Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Communications Dept.
Corporate Planning & Strategy Dept.
Regional Coordination & Administration Dept.
Information Strategy Dept.
Corporate Accounting Dept.
Business Accounting Dept.-I
Business Accounting Dept.-II
Business Accounting Dept.-III
Finance Dept.
Risk Management Dept.
Legal Dept.
Research Institute
Nagoya Planning & Administration Dept.
Osaka Planning & Administration Dept.
Living Essentials Group
Food Div.
Lifestyle Div.
Forest Products & Chemicals Group
Forest Products Div.
Chemicals Div.
Energy, Metals & Mineral Resources Group
Energy Div.
Metals & Mineral Resources Div.
Machinery Group
Transportation Machinery Div.
Power Projects & Infrastructure Div.
Plant, Ship & Industrial Machinery Div.
Finance, Information & Real Estate Group
Real Estate Development Div.
FT, LT, IT & Innovative Business Div.
Iron & Steel Strategies and Coordination Dept.
Abu Dhabi Trade House Project Dept.
Domestic Branches & Offices
Overseas Branches & Offices and Overseas Corporate Subsidiaries

(As of April 1, 2008)

Corporate Data

Founded

May 1858

Incorporated

December 1, 1949

Paid-in Capital

¥262,685,964,870

Number of Shareholders

133,522

Number of Shares Issued and Outstanding

1,737,940,900

Number of Employees

3,729

(Excluding 384 local employees of overseas branches and offices and 1,246 local employees of overseas corporate subsidiaries)

Number of Domestic Offices*

11

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*

115 locations in 70 countries and areas
(comprising 52 overseas branches and offices and 22 overseas corporate subsidiaries with 63 offices)

Major Shareholders

Japan Trustee Services Bank, Ltd. (Trust Account)
The Master Trust Bank of Japan, Ltd. (Trust Account)
Sompo Japan Insurance Inc.
Tokio Marine & Nichido Fire Insurance Co., Ltd.
State Street Bank and Trust Company
Meiji Yasuda Life Insurance Company
State Street Bank and Trust Company 505103
Mizuho Corporate Bank, Ltd.
Nippon Life Insurance Company
The Dai-ichi Mutual Life Insurance Company

Stock Listings

Tokyo, Nagoya, Osaka

Transfer Agent of Common Stock

Mizuho Trust & Banking Co., Ltd.

Home Page Address

http://www.marubeni.com

For Further Information, Please Contact

Marubeni Corporation,
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan
Tel: 81-3-3282-2111 Fax: 81-3-3282-4241
E-mail: TOKB191@marubenicorp.com

(As of March 31, 2008, except * as of April 1, 2008)

Nikkei Stock Average


35,000 (Yen)
30,000
25,000
20,000
15,000
10,000
5,000
0

Marubeni's Share Price


1,200 (Yen)
1,000
800
600
400
200
0

Marubeni's Trading Volume


2,000,000 (Thousands of shares)
1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
FY1990 4Q
FY1991
FY1992
FY1993
FY1994
FY1995
FY1996
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008 1Q

Marubeni
CORPORATION

http://www.marubeni.com

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SA-COC-1545
© 1996 Forest Stewardship Council
FSC

PRINTED WITH SOY INK

This report is printed using soy ink on paper certified by the Forest Stewardship Council (FSC), an international NGO.

Printed in Japan

82-616

Marubeni
CORPORATION

Marubeni CSR Report 2008



150th
Anniversary

Publication of the CSR Report 2008

2008 marks the 150th anniversary of Marubeni.

During this memorable year, we achieved the goals of the "G" Plan, our medium-term management plan launched in fiscal 2006, empowered by the slogan "Toward Further Achievement," and under the new leadership of President Asada, we inaugurated our new medium-term management plan, "SG2009."

Under the new two-year "SG2009" plan, based on the keywords "sustainable growth," we will further promote the "Screening and Concentrating" management policy, and will continue to invest aggressively in strategic areas.

Amid the slump in the U.S. economy and other increasing uncertainties in the world that surrounds us, in order to build a "strong earnings base able to endure any business surrounding changes" and to achieve sustainable growth, the Marubeni Group will set up strict internal controls and a rigorous risk management system, and will strive to strike a balance between offensive and defensive initiatives. Furthermore, in compliance, we will renew our commitment to our corporate beliefs, symbolized by our company creed of "Fairness, Innovation, and Harmony," and we will put that spirit into practice. "Fairness" means that we will uphold high ethics and conduct business with fairness and integrity; "Innovation" means we will seek self-transformation toward bold progress; and "Harmony" means we will conduct business activities in harmony with society, the environment, and all stakeholders. Marubeni will ensure that this spirit is shared by both top-level management and all Group employees.

In addition to the usual easy-to-understand descriptions of the Marubeni Group's activities, this year's CSR Report presents a history of Marubeni's CSR over the 150 years since our founding, as well as the various social contribution activities that we implemented as part of the program to commemorate our 150th anniversary. The report has been put together in such a way that readers will hopefully get a feel for the DNA of "wanting to be a good corporate citizen," which runs throughout the Marubeni Group.

I hope that this report will serve to further deepen your understanding of the Marubeni Group's corporate and CSR activities.

Mamoru Sekiyama
Senior Managing Executive Officer, Member of the Board
Chairman of CSR & Environment Committee

* This report covers fiscal 2007 (April 1, 2007 to March 31, 2008).
For the purpose of communicating the latest information, the details of certain activities subsequent to April 1, 2008 have also been included.

Marubeni CSR Report 2008 Table of Contents

Amid These Changing Times, We Can Contribute to Society by Exercising Our Full Power as a General Trading Company

The year 2008 marked the start of the first commitment period under the Kyoto Protocol for the reduction of greenhouse gas emissions.

"What will be the effects on global warming?" A new value standard has arisen, and from now on, businesses will also have to consider the cost of CO_2 emissions.

Rather than perceiving this new tide of the times as simply a risk, Marubeni's line of thinking is that we need to recognize it as a business chance and adopt a proactive approach.

There is a Zen teaching that states, "A dynamic contrivance is immeasurably superior to a static one." That is, instead of just pondering a problem from behind one's desk, devising plans on the move will lead to a means of solving the problem. I believe that taking action and expanding our outlook, without getting fixated on some rigid way of thinking, will lead to Marubeni generating new ideas and fulfilling its social responsibility as a general trading company, even with respect to the prevention of global warming, and I look forward to continuing along on this new path.



This year marks the 150th anniversary since Marubeni was founded. Since its founding, Marubeni has effected relentless reforms in response to the severe changes in the economic environment, and more than just simply shuttling products back and forth, we currently promote a wide range of business development in various areas, from upstream operations through to midstream and downstream operations. With our long history, Marubeni's social responsibility will be increasingly called into question from the perspective of our stakeholders. A company cannot survive unless it generates profits through its business activities, but even profits have "character." We believe that, rather than business activities that are aimed exclusively at profits, conducting corporate activities that are in harmony with society and the environment is extremely important for the sustainable growth of a company.

CSR initiatives are essential for achieving sustainable growth, and at Marubeni, we have set up systems and structures that actively promote CSR activities. However, no matter how many corporate systems are in place, ultimately, CSR activities will be effective only if each and every person working at the company has high ethical standards and works at achieving harmony with society. I believe that the first step in becoming a company that is trusted by all stakeholders is for each executive and staff member of the Marubeni Group to have a sound awareness and actively work toward CSR. We will continue to strive for the promotion of CSR activities.

T. Asada

Teruo Asada
President and CEO,
Member of the Board



150th Anniversary: A History of Marubeni's CSR

During the Edo period (1603-1867), it was the Ohmi (modern-day Shiga Prefecture) merchants who took charge of distributing goods to the various regions of Japan. In 1858, a young man of just 16 embarked on a mochikudari - the practice of traveling to sell wares wholesale. The name of the young man was Chubei Itoh. At first, he planned to sell goods in Fushimi, Kyoto, but because of heavy rains, he hurriedly went to Osaka and Kishu instead. Despite it being his first experience in selling, it is said he sold all his linen in just over two months. The year of this first mochikudari has become the year Marubeni was founded.

This year marks the 150th anniversary of Marubeni's founding. In this section, we will present topics from these 150 years which are particularly associated with CSR.

The early history of Marubeni (1858-1948)

1884

Benchu becomes the Marubeni Itoh Main Store

1860

Kokura meeting

Chubei wages a war of words with a union in Kitakyushu, which is strict on new entrants. His admission is accepted based on his insights and enthusiasm.

1881

Cash proviso set

Replaces credit sales with cash-based sales, in order to withstand hard times.

1858 | 1860 | 1872 | 1875 | 1881 | 1882 | 1884

1868 Meiji Restoration▲

▲1872 Shimbashi-Yokohama railway opens

1882 Bank of Japan begins operations ▲

1889 Constitution of the Empire of Japan promulgated▲

▲1871 Abolition of clans and establishment of prefectures

1885 First Itoh Cabinet forms▲

1858

Chubei commences mochikudari at age 16



Portrait of Chubei



Mochikudari trading license

1875

"Three-way split of profits" principle

As a way of giving form to the principle of sharing profits with employees, Chubei evenly divided his profits between providing for his family, building his business and paying his employees.



Bangasa umbrella, promoting the Itoh-chubei Shoten

"The nobility of the way of trade comes from the yielding of profit both to the seller and to the buyer, and from supplementing deficiencies in society. This accords with teachings of the Bodhisattva."

The aspiration represented in these words of Chubei - that is, the idea that trade is a service for the people and not the vain pursuit of mere profit - extended to the stores and was solemnly followed.

1872

Drapery store opened in Osaka (Benchu)

1915

Revision of the Store Regulations

Life pension given to persons resigning on good terms with at least 20 years continuous service



New premises completed

1933

Five Articles of the Marubeni Spirit established

Established to build the morale of employees:

1) Employees shall resolve to be fair and just.
2) Employees shall value courtesy and discipline.
3) Employees shall strive for improvement and advancement.
4) Employees shall make it their principle to be frugal.
5) Employees shall aspire to coexistence and co-prosperity.

Marubeni Shoten had expanded its business as a general textiles wholesaler based on a traditional form of trade, and was in the process of establishing a well-balanced mix of business activities. The Five Articles of the Marubeni Spirit, which were established to unify the gradually growing organization and to raise the morale of employees, were developed in a way that went back to the origins of the Store Regulations.

1908

Itoh family businesses unified (foundation of the Itoh Chubei Head Office)

Decision made for store to bear all costs of life insurance coverage and medical treatment fees for employees.

1903

Chubei passes away

1918

Itochu Shoten (the predecessor of Marubeni) and C. Itoh & Co. separate

1944

Sanko merges with Kureha Cotton Spinning and Daido Boeki, to form Daiken Co., Ltd.

1893 1903 1908 1915 1918 1921 1926 1927 1933 1941 1944

▲1894 Sino-Japanese War ▲1923 Great Kanto Earthquake 1941 Pacific War ▲

1904 Russo-Japanese War ▲ ▲1914 World War I 1945 End of World War II▲

1893

Codification of the Store Regulations

Announced the five directives for employees:

1) Respect the four great obligations, and encourage the ambition of succeeding in life
2) Always be faithful to your master's house
3) Honor politeness, and be humble to customers
4) Endeavor to be frugal and diligent
5) Be prudent in conduct, and do not err toward sensual pleasures



Opening paragraph of the Statement of Store Regulations

Once the number of employees exceeded 50, Chubei decided the time had come to manage his stores as an organization and to apply rules to his employees. He codified the essential points that he had earlier preached as store rules. These five directives have been the guiding light since the foundation, and were also passed on to the ensuing "Five Articles of the Marubeni Spirit."

1921

Inauguration of Marubeni Shoten

On establishment, seven virtues were designated: fair, courteous, disciplined, thrifty, hard-working, healthy, and patient. These guiding precepts were soon to form Marubeni Shoten's corporate culture.



Marubeni Shoten badge

1941

Merger of Marubeni Shoten, C. Itoh & Co. and other firms result in establishment of Sanko Kabushiki Kaisha Ltd.

1927

First Senshoku Ippinkai (fine textiles exhibition) held (name later changed to Biten (art exhibition))



Pictorial record of the First Senshoku Ippinkai

1926

Marubeni Shoten Youth Training Institute established

Secondary education provided to employees who had graduated higher elementary school.

150th Anniversary: A History of Marubeni's CSR

The modern history of Marubeni (1949-)

1949

Marubeni Co. Ltd. established

Announces "Fairness, Innovation, and Harmony" to be the guiding principles of management
Identifies 3 policies:
1) Manage personnel affairs on the basis of competence, without factions being formed.
2) Diversify to become a general trading company
3) Conduct rational and scientific management, building up small profits, without employing speculative methods.



Guiding precepts of "Fairness, Innovation, and Harmony" written by President Ichikawa



Main store at the time of the establishment of "Marubeni"

"If you are fair, you are strong; and strength naturally leads to purity." These are the words of Shinobu Ichikawa. Ichikawa served as president for about 15 years from the establishment of Marubeni soon after the end of World War II, and as well as promoting the transformation of Marubeni into a general trading company, he promoted the expansion of business overseas. Even during the chaotic postwar period, he was unwavering in his convictions, laying the foundations for Marubeni's future.

1975

Introduced the "Female Group Leader System" to facilitate the best use of female employees



Training of female leaders at the Tokyo Head Office

1973

"Management Action Principle" finalized

Emphasized the principle of "contributing to the development of the national economy by utilizing all the functions of a trading company, including trade expansion, resources development and distribution streamlining." Resolved to establish the Marubeni Fund as part of its social contributions.

1949 1962 1966 1972 1973 1974 1975

▲1949 Founding of the People's Republic of China
▲1951 San Francisco Peace Treaty
▲1962 Cuban missile crisis
▲1964 Tokyo Olympics
▲1971 Nixon Shock (ceased the "Gold Standard")
▲1972 Normalization of Japan-China diplomatic relations
▲1973 First oil crisis
1975 1st G6 summit▲

1962

Construction work begins on De Roll type incineration plant in Osaka First nonpolluting plant (completed in 1965)



De Roll type incineration plant completed in Nishiyodogawa-ku

1974

Establishment of the Marubeni Foundation

With the aim of contributing to the improvement of national welfare, Marubeni provides assistance to social welfare programs and to associated academic research and cultural education.



A visually impaired person learning audio typing skills at a Tokyo Workshop of the Japan Vocational Development Center for the Blind, one of the organizations receiving assistance

As a member of society, it is only natural that a company contributes to the development of that society. The Marubeni Foundation began on the belief that Marubeni should directly contribute to social welfare as a general trading company.

1966

Two-headquarters system adopted (Tokyo and Osaka)

1974

5-day work week becomes reality

Enhanced management System

Established the new Legal Affairs Office and International Finance Office, as well as the Insurance Review Office in the Carriage Insurance Department to promote the permeation of a spirit of compliance, the unified management of foreign currency funds, and the advancement of knowledge on customs operations.

Cooperated in emergency price stabilization measures

Froze the prices of products used in everyday life, contributing to the stability of people's lives.

1976

Establishment of the Society and Environment Committee

1989

New Philippine Scholarship Fund established as the first overseas scholarship fund

1976

New Company Doctrine and Management Guidelines announced

Returning to the origins of "Fairness, Innovation, and Harmony," the following principles were set as the fundamentals of management.

1) Be fair and humble
2) Be fresh and lively
3) Be modest and sincere



New Company Doctrine, written by Kosho Shimizu, Priest of Todaiji Temple

In resolving to establish a regenerated Marubeni, President Matsuo clarified the attitude needed to address the company's social responsibility, stating: "Please understand our new Company Doctrine to require modesty, meaning everyone presenting a united non-elitist and unassuming nature, but working together with overall strength and vitality."

1998

"Strengthening of IR structure through more enhanced disclosure" announced as an important issue in the management guideline "Vision 2000"

ISO14001 certification obtained by First & Second Machinery Division, Chemistry Division

Corporate Principles and Code of Conduct formulated

The six basic principles of business are:
1) Conduct Fair and Open Business Activities
2) Develop a Globally Connected Company
3) Create New Value through Business Vision
4) Respect and Encourage Individuality and Originality
5) Promote Good Corporate Governance
6) Safeguard Ecological and Cultural Diversity

1999

ISO14001 certification obtained by all divisions

1976 1979 1983 1987 1989 1991 1994 1995 1998 1999 2000 ··········▸

▲1976 Lockheed scandal
▲1978 Second oil crisis
▲1985 Plaza Accord
▲1986 "Equal Employment Opportunity Law for Men and Women" enacted
▲1989 Fall of the Berlin Wall
▲1995 Great Hanshin and Awaji Earthquake
1997 Asian currency crises▲
▲1998 Nagano Winter Olympics
▲1999 Introduction of the "euro"
2001 September 11 terrorist attacks▲

1979

Gender-based benefits abolished

Switched to job-based benefits

1983

Employee Advisory Office established

Provides advice on health, life planning, housing, overseas child education, legal and tax affairs, career choices, and job transfers


社会福祉法人
丸紅基金

1995

Inauguration of the Marubeni Foundation's ¥100 Club

Pamphlet distributed by the Marubeni Foundation

2000

Marubeni Collection exhibited

Donated the equivalent of the admission proceeds to the Marubeni Foundation

1976

Lockheed Affair Investigation Task Force established internally, aimed at clarifying the facts

1987

Position Transfer System (general to management) established

The first Position Transfer Exam gave rise to three females in managerial positions. In 1988, the recruitment of females to managerial positions began, and females in general positions were also sent overseas for the first time. In the first year, four females were sent: two to England and two to Hong Kong.

1995

Money and goods donated to areas affected by the Great Hanshin and Awaji Earthquake

1991

Launch of the Global Environmental Section

In 1989, the Global Environment Issues Action Team was created to actively address environmental issues as a top priority for the economy and society. In 1990, the Committee on Global Environment Preservation was established, laying a framework for our initiatives. The Global Environmental Section carried out enlightenment activities for employees and supported various organizations. The operations of the Global Environmental Section were later transferred to the Corporate Communications Department.



地球環境室発足の記事
1991年6月号, 社内報（「まるべに」）

Article on the establishment of the Global Environmental Section, published in the June 1991 issue of the company newsletter, "Marubeni"

150th Anniversary: A History of Marubeni's CSR

150th Anniversary Program: Enhancement of the scholarship fund programs for ASEAN nations

2008

Establishment of New Scholarship Funds for Cambodia and Laos


Courtesy call to Royal University of Phnom Penh by President Katsumata (the then and current Chairman)

During his tour of various Southeast Asian nations in October 2007, President Katsumata (the then and current Chairman) paid visits to government officials in both Laos and Cambodia. Views were exchanged on the outlook for the regional economy, and Katsumata outlined Marubeni's business activities. One of the activities rated highly by the prime ministers of both countries was the new scholarship funds which Marubeni had resolved to establish as programs to commemorate the 150th anniversary. In response, scholarship funds for both countries were officially established in November.

Southeast Asia is a region that has experienced considerable economic growth. Nevertheless, it costs money to receive an education, and there are many children who want to study but cannot get to school because of family reasons. The prime ministers of both countries and President Katsumata were all in agreement that providing outstanding students with the opportunity to continue their studies will lead to industrial and national development. Assistance for this has been established as a 150th anniversary commemorative program.

The Cambodian scholarship fund, Marubeni Cambodia Educational Foundation, began with a contribution of US$200,000 in December 2007. The scholarship fund assists current students attending the Royal University of Phnom Penh, and covers 12 students at each year level for a three year period from second to fourth year.

The Marubeni Educational Foundation in Laos P.D.R. began at around the same time. This scholarship fund targets 99 students attending primary school and 359 students attending lower and upper secondary school. In both cases, we are considering providing the funds to cover the costs of textbooks and uniforms at public boarding schools.

2008

List of Contributions

	Total contributions to existing funds	New funds	Additional contributions for existing projects	Contributions for new projects	Total contributions for 150th anniversary projects	Total
Philippines	350,000		500,000	200,000	**700,000**	1,050,000
Vietnam	130,000		170,000	200,000*	**370,000**	500,000
Indonesia	350,000			200,000	**200,000**	550,000
Cambodia		200,000			**200,000**	200,000
Laos		200,000			**200,000**	200,000
Total	830,000	400,000	670,000	600,000	**1,670,000**	2,500,000

Units: U.S. dollars. *Funds to be completely spent on relevant projects, and not used for capital management.

Expansion of Existing Scholarship Funds

The three scholarship funds for the Philippines, Vietnam and Indonesia already have a record of proven success. As part of the anniversary activities, contributions will be made to further expand the funds and for new projects (see table).

The first scholarship fund that Marubeni established overseas was in the Philippines. Nineteen years ago, 1989 marked the 80th anniversary of Marubeni's business activities in the Philippines. The then president of Marubeni, Tomio Tatsuno, paid a courtesy call on Philippine President Corazon Aquino, and it was on this occasion that he suggested the establishment of the Marubeni Scholarship Foundation Inc. (MSFI).

A feature of the MSFI is that it targets trainees undertaking technical or agricultural vocational training. This is because we believe that enabling students to earn their daily bread by providing them with technical skills would be beneficial in making their lives more stable, especially for students from poor families. Almost all other scholarship funds that are run by Japanese-owned companies target university students, and so the MSFI has been highly regarded in the Philippines as a fund of distinction. Another feature of the MSFI is that, every year since the fund was established, a social event called "Scholar Night" has been held, aimed at promoting exchange between current and past scholarship recipients.

In Vietnam last June, Marubeni's scholarship fund (Marubeni Educational Foundation in Vietnam, MACFUND) was selected for commendation as one of the companies, organizations or individuals that has contributed to the promotion of education in Vietnam.

The MACFUND began in 1994. The target of the fund is broad, providing support to elementary and junior high students on a single-year basis. This is so that it can contribute to the expansion of the basic educational environment throughout Vietnam, particularly in poorer regions and rural areas. One of the main features of this scholarship fund is that it also awards scholarships to teachers. Being a Confucian culture, Vietnam has long had a custom of showing respect to teachers. The MACFUND also recognizes the importance of the role played by teachers, who are educating the students to lead the next generation.

In Indonesia as well, the Yayasan Beasiswa Marubeni, a scholarship fund targeting national universities, has been running since 1999.

Contributions for new projects will also be allocated as part of the anniversary projects. In the Philippines and Vietnam, allocations will be made for grassroots support for educational environments, including the donation of new school buildings and equipment to elementary schools. In Indonesia, allocations will be made to university students for consistent support while they remain at university. As a result of these new funds and further expansion of existing funds, the total contributions made to ASEAN scholarship funds has amounted to US$2.5 million, and the total number of recipients has reached 4,000. In each case, these activities are contributing to the education and development of youths in developing countries who will lead the next generation, and by extension, we believe they will contribute to the cultures of local communities and to economic development.



Social event in the Philippines with current and former scholarship recipients



Ceremony for the awarding of scholarship funds in Vietnam

Continuing these activities is most important. Marubeni's hope is that, by maintaining these steady community-oriented activities, we will contribute to the development of the ASEAN nations.

Outside Observers

Arnolfo Morfe

Executive Director, Dualtech Center



Many universities in the Philippines are private universities, and admission to these universities is not possible without paying expensive tuition fees. The Dualtech Center is a vocational-training school, and provides educational opportunities for poor students who cannot afford to go to university. The center also provides assistance for graduates to find employment.

In the Philippines, the disparity between the rich and the poor is severe, and so scholarship systems are common, with many corporations having set up their own scholarship systems. Among them, the Marubeni scholarship is widely known. About half of our graduates find employment with the factories where they received their vocational training. The other half are employed by companies that "do not have their own vocational training program, but want to employ graduates from Dualtech."

For students in the Philippines, acquiring technical skills at a vocational training school and being introduced to a workplace are extremely meaningful forms of assistance that contribute to the future.

Nguyen Ton

Chairman of BOM of MACFUND



In Vietnam, although both economic development and the standard of education are improving, I believe the provision of ongoing support for education is still necessary. Therefore, scholarship funds are perceived as being invaluable.

The MACFUND in particular is highly regarded among the Vietnamese government, media and the general public for three reasons: it targets not only students but also teachers; it is given correctly and fairly to motivated people; and it is administered effectively and efficiently.

Valuing the significant contribution that the MACFUND has had in the development of educational administration, the Vietnam Central Youth Association has presented Marubeni's Chief Representative in Vietnam with an award. I think that this also shows us just how well the MACFUND has been accepted and how highly it is regarded by the Vietnamese society. I hope that the MACFUND will continue to support education in Vietnam for a long time to come.

Marubeni's Worldwide Social Contribution Activities



France

Paris Branch

- Support for the dispatch of trainees from the French National School of Administration (ENA) to the Head Office

Romania

Bucharest Office

- Donation of newspapers and magazines to the department of Japanese studies of national universities

Korea

Marubeni Korea Corporation

- Support for the Japan-Korea Exchange Festival universities

Sithe Ichon Cogeneration Co., Ltd.

- Purchase of products from vocational centers for people with disabilities
- Financial assistance to the Daewol-myun Sports Day

Philippines

San Roque Power Corporation

- Building extensions at local community elementary schools and junior high schools
- Deployment of teachers to extended schools
- Electrification project for nearby villages without power
- Livelihood support projects

Ghana

Toyota Ghana Co., Ltd.

- Promotion of road safety activities
- Donation of ambulances and medical instruments, etc. to hospitals
- Support for health checkups for local residents
- Assistance for orphanages

Thailand

Marubeni Thailand Co., Ltd.

- Scholarships for the Thai-Nichi Institute of Technology

Eastern Power and Electric Co.

- Scholarship system for 13 schools
- Donation of equipment and fixtures to schools and local communities, support for events
- Promotion of community-based healthcare

Thai Cold Rolled Steel Sheet Public Company Ltd.

- Donations to local government scholarships and social activities

Indonesia

PT. Tanjungenim Lestari Pulp and Paper

- Donations to community events
- Scholarships for local community students
- Administration of elementary and middle schools
- Donations for the expansion of local infrastructure

P.T.Megalopolis Manunggal Industrial Development

- Donation of school supplies to elementary and middle schools
- Assistance to communities affected by earthquakes

Marubeni conducts social contribution activities through its business bases and subsidiary companies spread throughout the world. In this section, we briefly describe just some of those activities. While viewed individually, they may appear to be minor, but we believe that continuing these activities will lead to contributions to the broader society, and in turn, to the entire globe.



U.S.

Marubeni America Corporation

- Donations for the State of California when it was struck by forest fires
- Matching donations* for the American Cancer Society, etc.
- Volunteer activities at rest centers for the homeless

Gallery Automotive Group,LLC.

- Donations to breast cancer organizations
- Scholarship system for mechanics

* Matching donations is a method of assistance where a company donates an amount equivalent to the donations made by employees, etc.

Canada

Daishowa-Marubeni International Ltd.

- Donations for the construction and repair of community houses
- Cooperation in local sewage treatment
- Donations for the construction of a healthcare center

Guatemala

CODACA HOLDING & INVESTMENT CO., LTD.

- Support for the establishment and operation of a school for the training of mechanics
- Acceptance of interns

Jamaica

Marubeni Caribbean Power Holdings, Inc.

- Donations for hurricane-stricken areas

Costa Rica

Geoenergia de Guanacaste Ltda.

- Donation of books and equipment to local schools and libraries

Chile

MARUBENI HOLDING LTDA.

- Scholarships at the University of Chile
- Acceptance of interns

Aguas Decima S.A.

- Acceptance of residents and school students for tours of each plant
- Access by residents to facilities in water purifying plant (sports ground)

Brazil

Amcel Participacoes LTDA.

- Management of a technical school

Marubeni's Worldwide Social Contribution Activities

Marubeni has been engaged in many social contribution activities in various regions throughout the world. In this section, we introduce the activities of the subsidiary companies in the Philippines, Ghana and Indonesia. We believe that conducting activities together with local people, which are geared to what is happening in each country, will lead to the sustained development of society.

Philippines

San Roque Power Corporation



Assistance for pig breeding extends from the provision of buildings to technical guidance. At present 231 pigs are being raised. Chicken and sheep breeding have also begun.

The Philippines is a country with which Marubeni has had extremely strong associations, and we have conducted corporate activities there for close to 100 years.

The San Roque Power Corporation (SRPC) operates projects with such primary objectives as power generation, irrigation, flood control and water quality improvement. It has constructed dams and reservoirs in the Philippines which are the largest of their kind in Southeast Asia, and it has built power generation facilities adjacent to them.

SRPC's CSR activities began at around the same time as the start of the 1998 project. Since the actual project was initiated in conjunction with the National Power Corporation (NPC), which is a government-linked enterprise, SRPC's role in the CSR activities was more of a supportive one to begin with. The main activities were for infrastructure improvements, such as the extension of school buildings at local community elementary and junior high schools, and projects for providing electricity to nearby villages.

Since the main dam began commercial operations in 2003, SRPC has implemented education support projects for schools that it has extended itself, as well as livelihood support projects in neighboring areas. In specific terms, SRPC has cooperated with education NGOs with good track records in the Philippines to dispatch education officials for the support of primary education, and to provide such educational materials as teaching aids, notebooks and pencils. The livelihood support projects have assisted in technical guidance for pig-breeding activities as well as in food processing and cultivation. In particular, by interposing local organizations, the SRPC has been able to conduct activities suited to regional characteristics, and meet the demands of residents living in the environs, and it is these projects that we will continue to emphasize.



A school festival held in November 2007; teaching materials delivered to the schools

Ghana

Toyota Ghana Co., Ltd.



A person putting on stickers that appeal for safe driving as part of the Road Safety Campaign

Toyota Ghana Co., Ltd. is a distributor of Toyota vehicles. It was established in 1998, and is a wholly-owned subsidiary of Marubeni Corporation.

The number of vehicles in Ghana began to increase from around 2002, and it is said that the new car market exceeded 10,000 vehicles last year. However, safety standards and road maintenance and improvement have not kept up with this increase in vehicles, and the high frequency of accidents has become an issue of public concern.

In response to this concern, while being mindful of the government's development of safety and environmental standards, Toyota Ghana has made activities promoting safe driving an integral part of its CSR activities in the form of Road Safety. For example, it has held driver training course, sponsored local newspapers to run special features on car maintenance, and has run "safe driving" campaigns in partnership with an FM radio station.

Another integral part is Health. In Ghana, where malaria and AIDS have become a huge problem, health-related activities are crucial. In conjunction with the government, hospitals and NGOs, Toyota Ghana has made donations to local hospitals in the form of cash, medical equipment, and ambulances.

There are many other community-oriented activities, including the provision of assistance to orphanages and participation in local festivals, and we hope that these types of activities will help in improving the living standards of people in Ghana.

Indonesia

PT. Tanjungenim Lestari Pulp and Paper

PT. Tanjungenim Lestari Pulp and Paper (TEL) was established in 1990, and produces pulp at a factory in Muara Enim in the Indonesian province of South Sumatra. Its annual production is 490,000 tons. TEL employs about 1,000 workers, and if subcontractors are included, an even greater number of people are employed. PT. Musi Hutan Persada (MHP) is engaged in afforestation and the supply of pulp logs, and employs 2,000 workers.

Since fiscal 2000, TEL has been conducting social contribution activities in a variety of areas, including education, infrastructure development, sports and cultural activities, with the aim of raising the standard of living for local residents. In fiscal 2007, TEL gave assistance for community events, provided disaster relief, paid scholarships and drilled wells. It gave scholarships to 262 students, ranging from elementary school to high school students. In addition to these activities, it has also operated elementary and middle schools for the children of workers and the children of neighboring villages.

Donations account for a large proportion of TEL's current social contribution activities. In order to effect a gradual shift in the future toward activities that contribute to the self-sustaining development of local communities, TEL is reviewing the details of its activities as required. Furthermore, when deciding on the recipients of assistance, TEL plans to concentrate efforts in areas that contribute as much as possible to neighboring areas, and by extension, to Indonesia. Similarly, TEL will also put effort into medium-term and long-term vocational training programs so that it can assist in giving stability to the lives of residents in surrounding areas.


A forum with local people

From an Employee

"Provide social contribution activities overseas in a way that meets local needs"

Kyo Oshima, President of TEL (seconded from the TEL Department)

The greatest social contribution from a company expanded as a consequence of the construction of a new plant is the employment of local people. TEL and its subcontractors employ a large number of local residents, and I believe that it is through this, above all else, that they are making a significant social contribution.

Besides employment, I believe that, rather than just providing financial donations and assistance, it is important that TEL provides programs that meet the needs of local people. To this end, we have set up a dedicated unit that deals with local communities. Every day, the unit visits individual villages, and continues to work on taking up the needs of local communities. Employment opportunities have increased; mosques, bridges and roads have been repaired; new wells have been drilled; and nearby schools have been built. I think local residents have appreciated our social contribution activities because income and infrastructure have improved in ways that are directly linked to them.

Looking ahead, we hope to focus on assistance that helps improve the education levels of local residents. For example, in this region, with agriculture being the only other industry, there are very few opportunities for locals to learn a trade. Recently, therefore, we began training for the basic handling and repairing of machinery, predominately for young people finishing high school. We are also considering starting technical and management training for agricultural and livestock farming.



General Thoughts toward CSR

Marubeni Group's Corporate Social Responsibility

Marubeni's CSR Committee (currently CSR & Environment Committee; chaired by Mamoru Sekiyama, Senior Managing Executive Officer, Member of the Board) was established in April 2004, and since then, it has been engaged in strengthening our CSR activities in various areas. Underlying the CSR activities are the Marubeni Group's Company Creed, Management Principles, and Corporate Principles, shown below. We believe that making a serious effort for CSR activities enables Marubeni to coexist with society and the environment, and in turn, this means that Marubeni will be recognized by society as a responsible corporate citizen, and will allow us to achieve sustainable growth. For this reason, in CSR activities, Marubeni has predominantly focused on the following areas:

- **Achieve administrative transparency by strengthening corporate governance and internal controls**
- **Be committed to compliance and respect for human rights, which are essential for sound corporate management**
- **Create settings to nurture people, the most valuable asset of a general trading company**
- **Contribute to society and the protection of the global environment, as a responsible corporate citizen**
- **Promote sound management and increase corporate value**



Marubeni Group's Management Principles and Policies

Company Creed

Fairness	**Act with fairness and integrity at all times.**
Innovation	**Pursue creativity with enterprise and initiative.**
Harmony	**Give and earn the respect of others through cooperation.**

Management Principles

In accordance with the spirit grounded in "Fairness, Innovation and Harmony," Marubeni Group is proudly committed to contribute to social and economic development and to safeguard global environment by conducting fair and upright corporate activities.

Corporate Principles

1. **We shall conduct fair and transparent business activities.**
2. **We shall seek to develop a globally connected company.**
3. **We shall strive to create new value through our business vision.**
4. **We shall respect and encourage individuality and originality.**
5. **We shall promote good corporate governance.**
6. **We shall safeguard ecological and cultural diversity.**

Relationships with Stakeholders and their Importance to CSR

We believe that, by strengthening our efforts for CSR activities, and by striving to be an organization with the highest ethics, both as a corporation and as people, the Marubeni Group will achieve relationships of trust with all of our stakeholders.

The corporate activities of the Marubeni Group can be broadly divided into three types: Corporate Management Activities including investments in various types of projects; Social Responsibility Activities for responsible conduct as a corporate citizen and contributions to society; and Environmental Preservation Activities for the protection of our planet. We believe that balancing the results of these three types of activities against our value and evaluation as a company is important for us to be a company that can achieve sustainable growth while coexisting and co-prospering with society.

Such a harmonious relationship with society cannot be achieved through the activities of the Marubeni Group alone. Ongoing cooperation with stakeholders is essential. By pursuing the interests and satisfaction of the various stakeholders shown below, and by earning their trust, Marubeni is building the foundations for a stable and sustainable corporate group.

Of course, all stakeholders are important and, therefore, we have no intention of prioritizing them.


Shareholders
We strive to respond to changes in the business environment, and to maintain stable profitability. At the same time, we try to live up to the expectations of shareholders by endeavoring to enhance corporate value that is also focused on environmental and social aspects. We also strive to disclose corporate information in an active and fair manner.
Vendors
We aim to be a company that promotes fair and transparent dealings, and which is trusted by vendors. In addition, we strengthen ties with vendors to create new products and services in light of customer needs.
Employees
We respect the sense of values and life plan of each and every employee. We strive to create a working environment that is pleasant for all.
Sustainable Growth
Customers
Based on customer needs, and after taking adequate safety considerations, we develop and offer products and services that are useful for society. Further, we constantly strive to improve satisfaction and win trust by always responding sincerely to customers.
Local Communities and NGOs/NPOs
We aim to coexist as a member of the local communities where we do business, and we contribute to the creation of wealthy local communities. Outside Japan, we respect regional cultures and customs, and we operate in a way that contributes to local development. Moreover, we resolutely face up to anti-social forces and groups that threaten the order and safety of society.
Coexistence
Society
Fairness
Environment
Sustainable growth strategy with a balance of 3 elements
Economy
Laws, Regulations, Culture, Conventions, and Ethics
Balance

Corporate Governance and CSR

Structure of Corporate Governance

Marubeni's management structures for corporate decision-making, execution, and monitoring, as well as corporate governance, are shown in the diagram below.

In April 2008, two new committees were established in response to legislative developments: the Internal Control Committee and the Disclosure Committee. Although the Marubeni Group has already completed construction of its internal control and information disclosure structures, these committees were established with the aim of spreading and enriching these functions even further.

The Board of Directors, comprising 13 directors, sets corporate policy and other items of relevance, and monitors the performance of directors and executive officers. Since fiscal 2005, two outside directors have also been appointed. The aim of this has been to further strengthen corporate governance by enhancing the supervising and checking of the members of the board.

The Board of Corporate Auditors, comprising four corporate auditors (of whom two are outside corporate auditors), audits the execution of directors' duties by attending meetings of the Board of Directors and other high-level meetings, and by reviewing the state of the business and assets, based on auditing policies and the auditing plan.

In order to be sure that we achieve a corporate character that is sought by society, we will further strengthen our corporate governance, increase transparency for our stakeholders, and further enrich our CSR efforts.

Structure of Corporate Governance


General Meeting of Shareholders
Nomination/ Dismissal
Nomination/ Dismissal
Nomination/ Dismissal
Board of Directors
Directors
13 Directors (including 2 outside Directors)
Audit
Board of Corporate Auditors
Corporate Auditors
4 Corporate Auditors (including 2 outside Corporate Auditors)
Corporate Auditor Department
Accounting Auditor
Nomination/ Dismissal/ Supervision
Accounting Audit
Accounting Audit
President
Corporate Management Committee
Operating Divisions
Corporate Staff Division
Domestic/Overseas Branches and Offices
Investment and Credit Committee
Compliance Committee
Compensation Consultative Committee
CSR & Environment Committee
Internal Control Committee
Disclosure Committee
Committee of Chief Operating Officers
Committee of Executive Officers
Audit Department
Internal Audit
(Cooperation)
(Business Execution System)

Basic Policy on Internal Control

The "Basic Policy on Internal Control" addresses various issues, including corporate governance, compliance, risk management, group management systems, and auditing. Marubeni will continue to revise this policy to create a more suitable and efficient system.

For details on the "Basic Policy on Internal Control," please see our website.

http://www.marubeni.co.jp/company/policy/concept.html (Japanese only)

Risk Management System

The following system has been put in place to manage potential major risks to the business.

For important individual proposals, such as those for investment or financing, draft proposals are first circulated and discussed by the Investment and Credit Committee and by the Corporate Management Committee, after which decisions are made by the President.

Following implementation, the supervising operating division tracks the process and, for important cases, periodic status reports are made to the Investment and Credit Committee and to the Board of Directors.

In addition, portfolio management is used to diversify the risks of the entire corporation.


Risk Management System Structure
(Decision Making)
Board of Directors
Cases Related to Company Law or Charter of Corporation / Important Cases for Discussion
President
Corporate Management Committee
Deliberation
Important Cases for Discussion
Investment and Credit Committee
Decision Making
Case-by-Case Reporting
Periodic Reporting (Important Cases)
Application for Draft Proposal (Individual Cases)
Operating Divisions
Portfolio Unit

Relationship between the Company and the Outside Directors / Corporate Auditors

The two outside directors, Masao Fujii (former Judge of the Supreme Court) and Takaji Kunimatsu (former Commissioner of the National Police Agency) have no personal or financial interest in, or any other business connection with, Marubeni.

The two outside corporate auditors, Kazuto Baba and Osamu Kita, also have no such interests in Marubeni.

The Board of Directors held 16 meetings in fiscal 2007. Both outside directors attended 15 of the meetings, and both outside corporate auditors were present at all meetings.

The Board of Corporate Auditors held ten meetings. The outside corporate auditors were present at all ten meetings.

Remuneration Provided to Directors and Auditors

As described in the business report given at the 84th Ordinary General Meeting of Shareholders, the fiscal 2007 remuneration provided to the 13 directors was ¥841 million. The remuneration provided to the four corporate auditors was ¥87 million. No non-monetary forms of remuneration were paid.

Corporate Governance and CSR

Internal Controls over Financial Reporting

Internal controls have a variety of purposes, including "to increase the efficiency of operations," and "to ensure reliable financial reporting." In fiscal 2004, Marubeni was quick to address the improvement of internal controls which were particularly focused on ensuring the reliability of financial reporting. We refer to this project as the MARICO PROJECT (MARubeni Internal COntrol System PROJECT).

In the MARICO PROJECT, we first drafted a general plan, and then formalized (and documented) procedures to counter the identified risks. Having verified the procedures, we confirmed that, as of March 31, 2006, the internal controls of the whole group were working effectively. We subsequently conducted ongoing evaluations of their effectiveness and implemented improvements at each organizational level, in order to maintain and enhance the completed structure.

The Financial Instruments and Exchange Law was enacted in June 2006. Under this law, starting from the accounting term beginning April 2008, listed companies will be required to submit evaluation reports on internal controls that relate to mechanisms ensuring that statements of accounts are prepared correctly (internal controls over financial reporting), and they will be required to obtain attestations by auditors for such reports. As a result of the MARICO PROJECT, the Marubeni Group already has the basic measures in place.

Flowchart of the MARICO PROJECT


Fiscal 2004, Phase 1
Documentation completed at the end of March 2005
Fiscal 2005, Phase 2
Overall effectiveness of internal control evaluated
System of internal controls over financial reporting completed
Compliance with new legal obligations beginning in fiscal 2008
● Aim for higher levels of control
● Extend controls to areas other than financial reporting
● General plan proposed
● Documentation developed for all target organizations
● Proposal of plan for evaluating effectiveness
● Effectiveness evaluated at target organizations
● Improvements made at each organization

Our Basic Position on Efforts for Compliance

Compliance goes beyond merely following the letter of the law. In its true sense, compliance means that corporations, as members of society, meet the expectations of all stakeholders, earn their trust, and fulfill their social responsibility.

The Marubeni Group regards compliance to be a top management priority, and in 2002, we strengthened our compliance system by:

1. Establishing the "Compliance Committee" (under the direct control of the President)
2. Creating the "Compliance Manual"

Since then, in order to instill a spirit of compliance into each and every member of the Marubeni Group - from executives to staff members - we have instituted a series of training and awareness programs.

Compliance Organization Chart of Marubeni Group


Board of Directors
Corporate Auditors
Compliance Committee
President
Appoint
Compliance Officer (Chairman of Compliance Committee)
Report
Instruct
Divisional Compliance Officers (Members of Compliance Committee)
Report/Consult
Instruct/Advise
Secretariat (Legal Dept.)
Reporting Lines (Through Supervisors)
Employees
External Legal Counsels
Each Group Company
Compliance Officer
Compliance Access Point
Reporting Lines (Through Supervisors)
Marubeni Group Employees
Report or consult through regular reporting lines
Report to or consult at the Compliance Access Point
Feedback

Ensuring Compliance

The Marubeni Group distributes a hardcopy of the Compliance Manual to all employees in the Group. An electronic copy is also available on our Intranet (Extranet). The manual is also available to the public via our website.

Moreover, each year, every employee and executive of the Marubeni Group pledges to adhere to the manual, thereby raising awareness for compliance. Again in fiscal 2007, all executives and employees took an oath that they would abide by the manual.

As a result of our efforts in ensuring compliance, in fiscal 2007, there were no material violations of compliance.

Each of Marubeni's group companies has also been developing compliance systems suited to their respective businesses. Every year, the Compliance Committee Chairperson visits the main subsidiary companies to receive briefings and to directly communicate the importance of compliance. Furthermore, given that the Marubeni Group has expanded globally, our overseas sites have also been creating compliance systems suited to the laws and business practices of the respective countries.

In fiscal 2007, we employed the services of an external contractor to conduct a compliance monitoring survey in the Marubeni Group. By and large, the results of the survey were excellent, surpassing the average for other corporations.

To further instill the spirit of compliance, in fiscal 2005, we introduced an e-Learning Training Program, and since then, we have promoted participation in the program at group companies.

http://www.marubeni.com/company/policy/compliance.html

"Door of Courage"

It is important that misconduct in a company be curtailed at its initial stages. There needs to be a system in place whereby, if a problem arises, it is communicated immediately to top-level management via division lines. While the Marubeni Group aspires to create an open and free environment where advice of any nature can be sought, for some matters, reporting through ordinary means is difficult.

To address this situation, Marubeni established the "Door of Courage" - a reporting and consultation hotline, whereby any member of the Marubeni Group can consult directly with the Compliance Committee or External Legal Counsel. This ensures that reports and consultations are held in the strictest confidence, and will not become the basis for any unfair treatment.

In February 2006, a female lawyer was added to the staff of the "Door of Courage," with a view to creating a safer and more comfortable environment for female employees.

From an Employee

"Our job is to ensure food safety at each stage of the food supply process"

Hidekazu Konishi, General Manager, Food Compliance Team, Food Administration Department

The Food Compliance Team provides support for safety checks carried out on the food products traded by Marubeni. We provide a diverse range of support, including responding to the consultations received daily from the Sales Department, identifying the use of pesticide, testing for pesticide residues, and conducting factory inspections. Where necessary, we sometimes also conduct onsite inspections at overseas factories, especially in China.

At the Food Compliance Team, it is not all about just rejecting food products if they fail to meet some legal standard. Part of our job is offering advice to the Sales Department on where and how improvements could be made so that safe foods get delivered to clients reliably.

Within Marubeni, the Food Division was the first to have a dedicated compliance team established. Since then, we have actively addressed the problem of food safety, including education and learning activities awareness-raising exercises for staff, such as holding a short course on food labeling. With an aim of becoming the place in the division where people come to if they have a problem, we will continue our efforts for the protection of customers.



Working with our Employees

Basic Philosophy on People

Basic Stance on Initiatives for Human Rights

Marubeni regards the respect for human rights in accordance with world standards as an integral aspect of CSR, in part due to the fact that we conduct business activities in various countries and regions all over the world.

One of the matters to be observed contained in Marubeni's Compliance Manual is the "respect for human rights & prohibition of discrimination and sexual harassment." Here, the notion of human rights includes the fundamental human rights provided for by the Constitution of Japan, the Labor Standards Law and by the Universal Declaration of Human Rights, and it also includes human rights with regard to equal employment and other provisions prescribed by the ILO International Labor Standards.

The Universal Declaration of Human Rights was adopted at the third session of the United Nations General Assembly in December 1948. In the preamble, it declares that respecting and ensuring human rights and fundamental freedoms is a "universal standard" to be fulfilled by all peoples and all states.

The ILO International Labour Standards established fundamental standards for labor. The standards are comprised of eight conventions in four categories, namely: (1) freedom of association, (2) prohibition of forced labor, (3) prohibition of discrimination in employment, and (4) prohibition of child labor.

Aside from our Compliance Manual, in fiscal 2007, Marubeni also added the rule of "preventing any kind of sexual harassment" to the work regulations. In addition, we have also established regulations related to measures for the prevention of sexual harassment, and we have endeavored to promulgate these regulations throughout our company.



Important Policies for Human Rights

Marubeni strives to maintain a work environment that respects human rights, primarily through company training. The entire Marubeni Group is highly aware of human rights, and adheres to a spirit of respect for human rights, prohibition of discrimination, and prohibition of sexual harassment, as stipulated in the Corporate Principles and Compliance Manual.

(1) Ongoing Review of Training Materials

We continually review our training materials, and in fiscal 2007, we again held exercises on human rights issues within the training programs for employees at different levels and positions. We created and implemented training curricula which emphasize the importance of the avoidance and prohibition of all kinds of discrimination. In fiscal 2008, we will continue to enrich the training programs for each level of employees.

(2) Thorough Understanding of the Corporate Principles and Compliance Manual

The entire Marubeni Group, including foreign branch offices, uses the Corporate Principles and Compliance Manual to promote business based on a spirit of respect for human rights.

(3) Training on the Fair Employment System

We have used the Marubeni Hiring Manual with all kinds of training opportunities to ensure that our goals are fully understood by all employees. We have also distributed the Marubeni Hiring Manual to recruitment staff in affiliated companies, and we encourage its use in training, so that fair employment practices can be established throughout the entire Marubeni Group.

(4) Provision of Training and Information on the Intranet

By enhancing the content of human rights-related websites and by facilitating their use, we provide educational information to the entire Marubeni Group, including offices outside Japan, in order to encourage individual efforts to create a work environment that properly recognizes and respects human rights on a daily basis.

(5) Efforts of the Entire Marubeni Group

Through the activities of human rights committees in major group companies, and through human rights campaigns throughout the entire Marubeni Group, we are striving to boost the awareness of human rights in each and every one of our employees.

Fair Hiring Practices

The first time Marubeni has contact with its employees is during recruitment. Marubeni's basic policy in hiring is to select applicants based on their competence and aptitude, using hiring practices which are fair and free from discrimination.

Furthermore, in order that fair hiring practices are conducted across the entire Marubeni Group, we have prepared the Marubeni Hiring Manual, and we strive to ensure that our policies are thoroughly understood, even in our group companies. For example, we use an "open entry" policy that offers equal opportunity regardless of citizenship, legal residence, gender, physical handicap, or university of graduation. Moreover, the job application form does not require information regarding the place of legal residence, religion, family situation, or any other information that is not required for the company to determine an applicant's competence or suitability. During interviews, we also use a "competence and aptitude determination" policy to ensure that only questions which are respectful of an applicant's basic human rights will be asked.

Types of Internal Company Training and Associated Objectives

Marubeni is dedicated to working hard for the respect of basic human rights through various training opportunities targeted at everyone from top-level management through department and section manager to general employees. We believe that by having employees repeatedly undertake such training, an awareness of human rights will become entrenched within our Group.

Human Rights Training for Top-Level Management

Top-level management deepens their understanding of human rights issues and corporate responsibilities, and they confirm that corporate management is conducted with an awareness of human rights.

Middle-Management Training

Section managers and other similar personnel should personally work toward creating a workplace free from all kinds of discrimination and sexual harassment, and should guide subordinates to do the same.

Department Management Training

To create a work environment that respects human rights, department managers should personally lead the creation of an environment which does not tolerate discrimination, and should guide subordinates to do the same.

General Employee Training

Employees should manage their own conduct, with a good understanding of the spirit of the Compliance Manual.

Contest for Human Rights Education Slogans

In order to raise human rights awareness, the Marubeni Group invites slogans from employees and their families during Human Rights Week each year under the theme, "Respecting human rights, and preventing discrimination and sexual harassment." The best slogans are listed in the company newsletter and on the Intranet, and are submitted on behalf of the Marubeni Group to the Industrial Federation for Human Rights.

Selected Human Rights Education Slogans for 2007

Workplace Division

- **Take the first step today toward thinking of others.**
- **Thoughtfulness is best shown.**
- **Take a moment now to recheck your "common sense" !**
- **"Thank you." Just a couple of words for a friendly workplace.**
- **"You" and "I" are different people. The words that affect us are also different.**

Family Division

- **The behavior you exhibit continues in the children of the future.**

Creating Better Working Conditions for Employees

The Basis of Our Human Resources System

Marubeni believes that the most important asset in a company is people. Therefore, the basic policy for our human resource system is to create a workplace where employees can fully demonstrate their skills and capabilities, and to develop an environment where each and every employee can maximize his/her value. We believe that a company can contribute to society through employees improving their own individual value, and by continually generating new added value.

Reform of our Human Resources System

In April 2006, we reviewed how employees are treated, and converted to a system based on "results-oriented" and "assignment-oriented" notions in an attempt to maximize the value of our employees. The system is designed to match the benefits received by an employee with the responsibilities assigned to them and the degree of their contribution to the company, irrespective of their age or length of their service. The system also retains a structure that allows for the flexible assignment, appointment and promotion of personnel to ensure that the right person is in the right place at the right time.

Furthermore, we introduced a balanced annual salary system based on personnel evaluations, enabling the company to pay fair results-based salaries.

In addition, we also introduced a transparent and fair evaluation system that appreciates the importance of communication between the evaluator and employee, creating a process with a high level of employee satisfaction.

Stronger Prevention of Sexual Harassment

Marubeni had previously specified the prohibition of sexual harassment in the Compliance Manual, but in the wake of the April 2007 revisions to the Equal Employment Opportunity Law resulting in companies being obliged to have more strict treatment against sexual harassment in the workplace, we amended and set down new work regulations to stipulate in more specific terms our response as a company.

Sexual harassment in the workplace unduly affronts the dignity of individuals, and prevents employees from realizing their full abilities. Furthermore, such harassment inhibits the smooth and orderly performance of work in the workplace, and is a serious issue that impacts how society values a company. At Marubeni, we believe sexual harassment in the workplace is unacceptable. For this reason, we made amendments to our work regulations, adding a rule for "preventing any kind of sexual harassment." Moreover, we established the "Measures for the Prevention of Sexual Harassment," which set out a definition of sexual harassment, prohibited acts, and penalties.

Furthermore, by providing a counseling team and the "Door of Courage" (see page 20) as points of contact for advice, we have worked hard for the early detection and prevention of problems.

Promotion of Work-Life Balance



Marubeni promotes the concept of work-life balance with the aims of raising the morale of employees toward their work, allowing them to demonstrate their full ability, and actively promoting the creation of an environment in which employees can develop their careers.

Among other things, childcare and nursing care are important issues that many employees face during their careers. We believe that strengthening initiatives for these areas will help us in fulfilling our corporate social responsibility. Our measures related to childcare and nursing care are already at a higher level than those set by legal standards. In fiscal 2006, we drastically revised these systems, and in fiscal 2007, we broadly promoted a better understanding of them with the aim of increasing their use.

Family Support Leave

As part of promoting the work-life balance, in fiscal 2006, we established the Family Support Leave system. The system allows employees to take up to five days of special paid leave according to their individual family situations, to care for their children or other family members, and is separate from the childcare/nursing care leave systems. Furthermore, the Special Injury/Illness Leave (up to 50 days of paid annual leave), which previously could only be used for employee's personal injuries or illnesses, has been extended to allow employees to care for their children, spouses or parents.

Fiscal 2007 was the second year since the introduction of these systems, and together they were used by a total of 51 employees.

Introduction of the Spouse Relocation Leave System

In fiscal 2006, Marubeni introduced the Spouse Relocation Leave System. This system allows employees with a spouse who is being transferred overseas to take up to three years leave so that they can accompany their spouse without having to resign. In fiscal 2007, there was growing interest in the system, with some employees utilizing it.

Utilization of Older Employees

The revised Law concerning Stabilization of Employment of Older Persons came into effect in 2006. The law centers on the adoption of employment systems for people up to and including the age of 65. Under the law, employers are now required to progressively raise the retirement age and to introduce continued employment systems (Measures for Providing Employment Security for Older Persons).

Marubeni has adopted a continued employment system for employees aged 60 or over. In principle, it covers all employees who wish to keep working. We have also built a Senior Career Matching System. The aim of this system is to increase the mobility of older employees and to allocate the right person to the right position, so that competent human resources within the Group can be utilized effectively.

Mental Health Support Measures

As measures for supporting the maintenance and improvement of employees' mental health, Marubeni has introduced various kinds of e-Learning training programs, stress checks and an Employee Assistance Program (EAP), and we have also distributed a mental health manual.

Stress checks enable employees to confirm their stress status and appropriate solutions by answering web-based questions that have been developed by a research group commissioned by the Ministry of Health, Labour and Welfare. The EAP is a service where generally external specialist counselors provide psychological care to employees by giving advice on a range of issues from work-related problems to private concerns. EAP is also available to family members.

We believe that these initiatives will lead to employees having greater levels of satisfaction in the work environment and maintaining motivation for their work, and that they will be useful in employees achieving a work-life balance.

Relationship with the Labor Union

The Marubeni Employee Union was established in 1949. At present, it has about 2,100 employee members, which is about 55% of the entire organization. The company and the labor union share common goals, namely to improve the prosperity of the company and the social and economic status of employees. We respect each other's position, and engage in sincere discussions to build an orderly labor-management relationship.

Creating Better Working Conditions for Employees

Various Training Programs

Marubeni Career Market

Some employees require to transfer to divisions where they can make optimum use of their skills. Some divisions require personnel with specific skills. The purpose of the Marubeni Career Market is to match up these preferences and see that the transfers are realized.

It is a program that allows human resources to "flow" within the organization - something that had been unusual for general trading companies. The program places the right people in the right jobs, even facilitating transfers across divisions. This leads to increased employee motivation, more effective use of human resources, and maximizes the employees' own achievements.

Job Matching System
A system for facilitating the application and registration for transfers to other divisions

Internal Job Postings (company-wide offers, intra-division offers)
A system allowing individual departments to post job offers together with information on each job

Career Information Viewing System
A system where authorized users can view the work histories, qualifications, language skills and other special notes for all employees

Career Plan Announcements
A system in which employees review their own career plans once a year, and declare any transfer interests

External Recruitment
When recruiting from outside Marubeni, job offers are posted on the website

In-House Training System
See below

In-House Training Programs

Marubeni provides a range of in-house training programs to achieve the development of diverse business professionals, or more specifically: (1) human resources with special skills that are useful both inside and outside the company, and who are capable of building up the business as a whole; and (2) human resources with excellent management skills who can take on the responsibility of business management.

The two programs which hold the most weight are the Marubeni Professional School and the Marubeni Executive School. The former helps employees from all levels attend various business schools, while the latter targets management-level personnel and teaches them about corporate strategies and frameworks for company operations. Training programs for employees from different levels and positions are also provided, such as training for newly-appointed managers and team leaders, and training for (newly-appointed) corporate business managers. Moreover, overseas training programs are also offered, including programs for language studies and programs for trainees in specialized fields, such as MBA programs and law schools.

In-House Training Programs

Marubeni Professional School

Advanced Course
- Applied marketing and corporate strategy
- Investment decisions
- Management accounting
- Frameworks for successful M&A

Basic Course
- Basic marketing and corporate strategy
- Solution practice
- Basic investment analysis
- Financial statement analysis
- Marketing in practice

Marubeni Executive School
- Workshop for next-generation managers
- Department manager training
- Corporate business management training

Other Training Programs
- Innovative Management Programs
- Training for (newly appointed) corporate business managers
- Training for newly appointed managers and team leaders
- Grade change training for managers
- Training for third-year career employees
- New employee training
- Training for non-career employees
- Training for mid-career workers
- Basic practical business knowledge training/ Company certification exams
- Basic practical business knowledge: e-Learning
- Understanding USGAAP financial statements
- 3rd grade bookkeeping course
- Pre-departure training for people assigned to positions outside Japan
- Foreign language training
- General business training
- Training in specialized fields
- English and Chinese training
- Language training on business trips
- Post-retirement planning seminars
- Career management seminars

Self-Development Support System



Marubeni launched the Self-Development Support Program in 2005 to improve support for employees wishing to engage in self-development.

Under this program, employees are encouraged to seek further development of individual skills, and are given support to obtain knowledge and experience that cannot be secured through their regular work. The aim is to boost employee motivation, increase their value as personnel, and to bring diversity and added value to the company.

1) Support for obtaining qualifications: The company covers expenses for applicable qualifications.
<Applicable qualifications> Small and medium-size enterprise examiners, certified public accountants, tax accountants, patent attorneys, social insurance labor examiners, judicial examiners, judicial scriveners, administrative scriveners, housing and construction brokers, etc.
2) Support for correspondence learning: The company covers expenses for applicable correspondence learning courses.
3) Self-development study leave: The company offers leave from work, and partially covers expenses for individual study at applicable business schools, law schools, and other schools, both in and outside of Japan.

Enhancing the Work Environment

Leave Systems

Marubeni respects each employee's values and lifestyle. We offer support for employees who are seeking a balance between work and family, and we provide an environment where employees can work comfortably and with peace of mind.

In 2005, we conducted a review of our Childcare Leave System and Nursing Leave System, and as a result, we enhanced each system. We have extended the available leave time beyond the legal standard, expanded the range of eligibility, and relaxed the conditions for using these programs.

Going forward, we intend to build a more employee-friendly work environment by making these systems even easier to use.

Support for Volunteer Activism

In 2005, Marubeni launched the Volunteer Promotion Team to advance volunteer activism among employees. Together with the Volunteer Leave System, which was adopted at the same time, the team has become a mainstay, supporting social contribution activities. Marubeni believes that participation in volunteer activities boosts employees' awareness of the need to contribute to society, and supports Marubeni's efforts to contribute to local communities as a good corporate citizen.

Health Management

Marubeni is committed to thorough health management. In addition to an annual regular physical examination for all employees, those employees who are transferring to or returning from an overseas post also have checkups before leaving and after returning.

Furthermore, we have also implemented various measures for mental health. In addition to counseling provided by specialists twice a week at the health center located at Marubeni, we also include courses on mental health as part of our training programs.

From an Employee

"I want to experience many things overseas"

Tomomi Nomizo, Business Trainee (Information Strategy Department)

When I joined Marubeni in 2004 and was assigned to the Information Strategy Department, to tell the truth, I felt a little lost. Even so, I gradually began to get used to the job, and now, I believe the work suits me. Currently, my job is to manage corporate systems such as the accounting system.

From April 2008*, I will be taking up an 18-month trainee post with the Systems Planning Team at Marubeni America Corporation in New York. For the first half-year, I will be learning about IT operations at Marubeni America, and for the next half-year I will be participating in projects. During the last six months, I plan to study IT and markets in the U.S., and make proposals for systems.

A year and a half is a short time, and so I want to see and learn as much as possible, without limiting myself to just my posted department. With the new and fresh feelings I will experience in the U.S., I hope to put the things that I learn into practice after I get back to work in Japan. Also I'm looking forward to enjoying life in New York, going to museums and making many friends!



* The interview and photo were taken in March 2008.

Working with Society

Basic Principles for Social Contribution

In modern society, companies are required to develop corporate activities that balance the needs of the environment, society and economy. At Marubeni, to meet this requirement, we are utilizing our CSR activities to strengthen and improve our coexistence with society so as to establish relationships of trust with all of our company stakeholders.

In the field of social contribution, there needs to be a link between companies and society, and companies must take responsibility and engage in contributions which particularly meet the needs of the local communities. The Marubeni Foundation, which was established more than 30 years ago, could probably be described as being that first step. During these past few years, social contribution activities, such as volunteer efforts, have also been enthusiastically undertaken by individual employees. In 2006, we reconsidered all of our past social contribution activities, and for the purpose of making a greater contribution to society as a company, we formulated the Basic Policy on Social Contribution Activities.

Going forward, Marubeni will continue to use various activities to make social contributions, both as a corporation and as individual executives and employees.

Specific Activity Policies

Based on the Basic Principles and Basic Policy for Activities, we have established the following specific policies, and are engaged in social contribution activities across the entire Marubeni Group.



Social Welfare
International Exchange
Global Environment
Community Contribution
Cultural Support
Employee Support

Social Welfare: Marubeni engages in a broad range of activities such as disaster relief, primarily through support for the Marubeni Foundation, a social welfare corporation.

International Exchange: Marubeni engages in contribution activities for the international community, including the personal exchange, with a focus on support through scholarships and donations overseas.

Global Environment: In addition to our concern for the environmental impact in our business activities, Marubeni actively engages in support activities for general environmental preservation.

Community Contribution: Marubeni engages in activities centering around volunteer activities conducted by our executives and employees, such as development activities and clean-up activities in the communities in which we are based.

Cultural Support: In addition to our cultural contribution through the Marubeni Collection, Marubeni extensively engages in support for various cultural activities.

Employee Support: By planning and providing information on a range of programs, Marubeni supports volunteer activities in which employees can participate, and keeps employees informed about such activities. We also improve and expand systems required for activities, such as the Volunteer Leave System.

Basic Policy on Social Contribution Activities

Basic Principles

In the sprit of "Fairness, Innovation, and Harmony," and being aware of our responsibility as a corporate citizen in the global community, we will actively pursue social contribution activities.

Basic Policy for Activities

From a universal perspective, we will adopt the following five priority areas: social welfare, international exchange, community contribution, global environment, and cultural support. We will also actively promote social contribution activities as a corporation, and support volunteer activities conducted by our executives and employees.

Social Contribution Activities of the Marubeni Group

Social Welfare

Marubeni Foundation, Continuing through the Support of the Company and Individuals

Based on the fundamental spirit of "marching forward, hand-in-hand with society," in 1974, the Marubeni Group established a social welfare corporation known as the Marubeni Foundation. Every year since then, for the last 33 years, Marubeni has continued to provide ¥100 million in aid to social welfare facilities and organizations across Japan. The number of assistance grants has now reached 1,842, amounting to ¥3.3 billion on a cumulative basis so far.

Every year, from spring to early summer, the Marubeni Foundation invites applications for grants, and then in autumn, presentation ceremonies are held in various parts of Japan.

In fiscal 2007, the Marubeni Foundation received applications for assistance from 537 social welfare facilities and organizations. With reference to the views of the Ministry of Health, Labour and Welfare and the Japan National Council of Social Welfare, the applications underwent rigorous screening by a selection council comprised of five social welfare experts. After then passing through the board of trustees and the executive board, it was decided to give assistance to 69 organizations.

In screening applicants, as well as giving priority to more urgent proposals, selection is actively directed toward pioneering or ground-breaking proposals that are expected to have residual effects in enhancing and improving social welfare, and to proposals that will help improve the environment for people engaged in social welfare work. For example, a grant was given for the purchase of equipment and fixtures at a vocational aid facility, as well as the renovation of the facility and the purchase of vehicles, so that the people with disabilities working there could attain a little more independence. Other recent recipients of aid include organizations that deal with current social problems, such as those that provide job placement assistance for single-mothers who were victims of domestic violence, and those that provide protection for abused children.

Funding for the grants is not limited to just the investment gains that are made on the funds contributed by Marubeni. There is also a fund-raising group called the ¥100 Club, which consists of concerned present and former Marubeni executives and employees who make fixed monthly donations in multiples of ¥100, which are then donated to the Marubeni Foundation. Further, Marubeni then matches the donations collected and also contributes and donates this to the Foundation as a matching gift. This scheme, which began 13 years ago, has welcomed the participation of a large number of present and former executives and employees, and last fiscal year, ¥11,730,000 was donated. Together with the matching gift, the goodwill of the people associated with the Marubeni Group amounted to in excess of ¥23 million, and this is included in the total ¥100 million of assistance.

The Marubeni Foundation is supported by both the company and individuals. We are committed to continuing aid programs as the focus of the Marubeni Group's social contribution activities.

A list of assistance recipients and letters from the recipients have been posted on the Marubeni Foundation's website.
http://www.marubeni.co.jp/kikin/ (Japanese only)



Subsidized computers used by a social welfare corporation, Tokyo Rehabilitation Society



Subsidized van together with the people of Kashi no Ki, a social welfare corporation in Hiroshima Prefecture



Presentation being made by Akira Matsuda, Senior Executive Vice President, Member of the Board

More than just contributing grants: executives and employees visit recipients

Marubeni Foundation presentation ceremonies are held at the Tokyo Head Office for the Kanto region, and at the Osaka Branch for the Kansai region. For other regions, presentations are made by an executive or employee visiting the facilities and organizations in each region. This is because it is important for the executives and employees who are supporting the Marubeni Foundation activities to see first-hand the actual places where social welfare work is in action and to further broaden the network of support.

Social Welfare

Support for Bazaars Sponsored by YWCA

Every year, Marubeni supports the bazaars organized by the Tokyo Young Women's Christian Association (YWCA). The Tokyo YWCA is an international NGO whose objective is a world at peace where human rights, health and the environment are protected. The organization pulls together the strength of women from all around the world, and promotes the social participation of women.

Marubeni donated 150 pieces of women's apparel for the summer bazaar held in June 2007, and 92 cases of canned fish for the Christmas bazaar held in December.





Scenes from the Tokyo YWCA bazaar

Donations for Areas Struck by Disaster

Marubeni provides support by way of donations to regions that have been struck by disaster.

In fiscal 2007, Marubeni as a company made contributions worth ¥10 million after the Niigata-ken Chuetsu Earthquake, US$50,000 after the offshore earthquake in Peru, and US$100,000 for the cyclone damage in Bangladesh. In addition, a total of about ¥600,000 in donations was collected from executives and employees.

Marubeni Caribbean Power Holdings, Inc., one of our group companies, also contributed US$100,000 to Jamaica, which suffered considerable damage from Hurricane Dean which struck the Caribbean in August. Support was provided through repairs to a police station and the provision of fishing equipment to fishermen in regions where the damage was particularly severe.



The Old Harbour Police Station in Jamaica after it was repaired using the donations from Marubeni Caribbean Power

Collection of Postcards and Prepaid Cards

In fiscal 2007, we were again able to secure our employees' enthusiastic participation in the collection of used postcards and prepaid cards as well as unused stamps and other items. Approximately 580 used postcards and about 5 kilograms of used stamps were collected.

The postcards and unused stamps were donated to CARE International Japan, which supports such activities as the removal of land mines and sending stationery to children in Asia. The prepaid cards and used stamps were donated to the Japanese Organization for International Cooperation in Family Planning (JOICFP), which promotes international cooperation for health education and maternal and child health in developing countries.


使用済み切手
使用済みプリペイドカード
書き損じハガキ
未使用切手

Including group companies, the amount collected is increasing year by year

Cultural Support

Exhibition and Special Viewing of the Marubeni Collection

From April 13 through May 27, 2007, the Marubeni Collection Exhibition entitled "Paintings and Costumes: the Masterpieces of Beauty" was displayed at the Museum of Kyoto.

The Marubeni Collection contains about 500 Japanese and foreign paintings, and approximately 400 period costumes, but for this exhibition, Botticelli's "La Bella Simonetta" and 45 other paintings, as well as about 200 costumes and dyed items, including a kosode (kimono with short sleeves) said to have been worn by Lady Yodo, were displayed.

Prior to the Marubeni Collection Exhibition, the entire collection of period costumes was reexamined by Professor Kawakami of the Kwansei Gakuin University and Ms. Fujimoto, a curator of the Museum of Kyoto. Aesthetics postgraduate students under the supervision of Professor Kawakami also participated as part of their practical training, and the students who saw the genuine articles close up were overwhelmed by the magnificence of the traditional and important cultural assets.

In December, the Kansai Fashion Association held the "Special Viewing of the Marubeni Collection" and associated seminar with an aim of nurturing young fashion designers. The Kansai Fashion Association is an organization of apparel and textiles traders. The young designers and organizers who participated in the special viewing were able to see up close the designs for the period costumes and kimono that are in Marubeni's collection.

At Marubeni, we believe we can make a contribution to culture by keeping the valuable cultural assets in our custody at a single location to prevent them from becoming dispersed and lost forever, and by passing them down to the next generation in the best possible condition.



Practical seminar for graduate students majoring in aesthetics

Community Contributions

Clean-Up Activities around Local Communities

At the Osaka Branch, employees participated in the "Clean-up Osaka" event again in 2007, tidying up the area around the office building. The event is promoted by the Osaka City Environment Bureau. Including other tenants in the building, in 2007, 314 people participated in the clean-up. This represents an increase of 30% from 2006, and is a show of community cooperation.

At the Nagoya Branch, several staff from the General Manager on down participate regularly in the "Clean-up" campaign and the "Hana-no-Omotenashi" campaign, as part of the Urban Beautification Plan that was launched in 2005 by the Regional Development Committee of the Chubu Association of Corporate Executives.

Furthermore, at the Kyushu Branch, the annual clean-up activity program was held in November. Participants cleaned the areas near the office, around Maizuru Park, Heiwadai Athletic Stadium and the Heiwadai Baseball and Sports Park.



Group photograph of the "Clean-up Osaka 2007" participants



Planting flowers at the "Hana-no-Omotenashi" campaign run by the Nagoya Branch



Clean-up activity program run by the Kyushu Branch

Employee Support

New Employee Training Program

Starting from the induction training for new employees, Marubeni runs hands-on social contribution courses in order to raise employee awareness of social contributions.

In fiscal 2007, an instructor from the Chiyoda Volunteer Center (part of the Chiyoda Council of Social Welfare) gave new employees the chance to experience riding in wheelchairs and wearing blindfolds, and an instructor from the Marunouchi Fire Station showed employees how to use automated external defibrillators (AED). In April 2008, the new employees attended lectures given by instructors from the Chiyoda Volunteer Center on the blindfold-wearing experience, guide dogs and on guide dog users.



Using a blindfold and white cane to experience part of a normal day for the visually impaired

Carrying the Omikoshi at the Kanda Matsuri Festival

At the Tokyo Kanda Matsuri Festival, which is held every May, the Marubeni Group volunteered as usual to carry an omikoshi (portable shrine).

2007 was a "miyairi" year (a biannual event when the omikoshi are carried back to the shrine), and it was Marubeni's turn to be in charge of organizing the Ohte Marunouchi town association. Being such an occasion, we had 107 participants from the Marubeni Group, which was almost double last year. About one week before the festival, the omikoshi was placed in the first-floor lobby of the Tokyo Head Office, and a Mitamaire ceremony (where the deity returns to the omikoshi) was held.

Many of the participants made comments like: "I have always liked festivals, but it is only now that I realize how different doing the actual carrying is from watching from the sidelines." "I really felt the importance of carrying on cultural traditions."



107 volunteers from the Marubeni Group participated, parading around the Ohtemachi neighborhood

Okutama Forest Thinning Volunteers

2007 marked the Marubeni Group's second time participating in the "Okutama Forest Thinning Experience" volunteer program of the environmental preservation activities organized by the Tokyo Metropolitan Government (TMG). It is part of the "Tokyo Greenship Action" program, in which the TMG tackles the preservation of green areas in cooperation with corporations and NPOs. Marubeni was in charge of the Kaminariki forest environment conservation area in Ome City, and, under the instruction of local experts, we worked to thin out the forest and build paths through the woods in order to restore the water-holding capacity and ecosystem diversity of abandoned forests.

Despite the drizzling rain in the morning, the participants split into groups of five or six and carried out the work. One of the participants remarked, "It was a valuable experience, and a good lesson for the children too."



Participants pruned the felled trees and cut them up

Global Environment

Environmental Art Contest

Marubeni supports the "Nationwide Elementary and Junior High School Student Environmental Art Contest" which is sponsored by the Nationwide Elementary and Junior High School Environmental Education Association.

This year marked the 11th contest. The aim of the contest is to raise children's interest in the environment by having them campaign for the creation of a better global environment and appeal to the importance of nature, as well as by trying to get many people to know about it.

After close examination, the Marubeni Special Prize was awarded to one entry in the elementary school division and one entry in the junior high school division, along with the Minister of Education's Choice Award and the Award from the Ministry of the Environment.


第11回 全国小中学校 児童・生徒
環境絵画コンクール表彰式

Award ceremony for the Environmental Art Contest

Participation at the Banju-no-Mori Kaya Tree-Planting Festival

The "Banju-no-Mori Kaya Tree-Planting Festival" is an event centered on go and shogi tournaments. Kaya, which is the best wood for making go and shogi boards, are slow-growing trees, taking as long as 500 years to mature and grow big enough to use for making boards. 2007 was the third attempt to pass aspects of our Japanese culture, including go and shogi, as well as the "wood culture" down to the next generation, by planting kaya trees and nurturing them over time to grow into a forest. Marubeni has been supporting this event since the first festival.

The event is held from late July to early August, and it is beginning to take hold as a summer event in Hakone.



Planting trees

From an Employee

"Volunteer activities are a good chance to meet all sorts of people."

Takuro Yoshida, Packaging Materials Section, Packaging Paper & Board Department

I have participated in volunteer activities the past two years. In my first year at Marubeni, I participated in the Okutama Forest Thinning Volunteer program, and last year in my second year, I participated in the International Exchange Camp.

The reason I participated in the forest thinning program was because my supervisor told me about it. Because the staff in general affairs who were organizing the program ran it with such energy, others were naturally attracted to participate; and when I actually took part, because more than anything else I was enjoying myself, I never had the sense that I was participating as a volunteer.

Straight after joining Marubeni, I was feverishly trying to learn my job, and once I had gotten used to the work, I was absorbed in trying to do more work. The next thing I knew, days were going by when I found that I was only talking with a select group of people from within my division. By participating in the volunteer activities, I was able to connect with people from outside Marubeni as well as people from other divisions. Having gone beyond the framework of the company, my personal network has expanded, and I am sure that the experiences I have gained will be positive for my work.

I believe volunteering a few times a year is a worthwhile way of spending my days off.



International Exchange

Third International Exchange Camp at Hakone

In September 2007, Marubeni held the International Exchange Camp in cooperation with the Foundation of Corporate Friendship Network for Foreign Students. The aim of the camp is for foreign students in Japan to further their understanding of Japanese culture and Japanese companies.

The students and Marubeni volunteers were able to deepen their understanding of each other's cultures. Our employees introduced such Japanese culture as how to put on a yukata (casual summer kimono), the game of "split the watermelon," and rice cake making; and the students taught the volunteers their own languages.



Cheers from the foreign students for the large mortar and pestle

A Different Point of View

Atsushi Ohta
Executive Managing Director
Foundation of Corporate Friendship Network for Foreign Students



For foreign students, who are usually preoccupied in their studies and part-time work, being able to communicate extensively with Japanese business persons at this 2 day / 1 night camp has been an extremely valuable opportunity for them to learn about Japanese companies, to interact with Japanese people and to recharge their batteries. The Marubeni Group's program in particular has been designed in detail, and the group lunch-making exercise on the second day (which needless to say was scrumptious) developed a sense of camaraderie and was a memorable experience.

Visit by the Mission of Chinese University Students to Japan

In May 2007, Marubeni received a training visit by university students from China. The group comprised a total of 27 students from the Renmin University of China and the Beijing Normal University. The training began with a welcome speech at the Head Office by (the then) Vice President Sakamoto. This was followed by a training camp at the Tama Center Training Facility, where the students deepened their understanding of Japan through a lecture on general trading companies and a social event with our employees.

As well as visiting other companies besides Marubeni, the students also toured a farming village and had homestays, with a number of Marubeni employees accepting students into their homes. Marubeni cooperated again in hosting students when a second mission of university students came to Japan in November.


中国大学生「走近日企、感受日本」訪日



Chinese university students entering the Marubeni Head Office, and later at the Tama Center. Some students were a little nervous in the morning, but after the welcome reception at the Tama Center, they relaxed and enjoyed themselves at the bingo competition.

Trainees from France

In August 2007, Marubeni accepted two trainees from the French National School of Administration (ENA), a prestigious school that has been producing outstanding talent for the French political, governmental and business communities. Marubeni and ENA have continued to intermittently conduct these personnel exchanges since 1981.

As well as the training sessions at the Tokyo Head Office and Osaka Branch, we also provided a diverse external program. With the cooperation of the relevant divisions at Marubeni, the trainees also visited our group companies, Fabricant and Well Corporation, and they met and talked with people from the Tokyo Metropolitan Government and from the Kansai Economic Federation. We believe that this three-week training course deepened their understanding of the activities of the Marubeni Group, as well as of Japanese society and culture.



Trainees listening to a lecture by Mr. Okada, Senior Managing Director of Well Corporation



Mr. Sonobe, Managing Director and CEO of Marubeni Europe, together with the Director of the ENA and trainees at a social event

Other Activities

Internship Program for Students

Between August and September 2007, we conducted three overnight internship program sessions, called "MARUBENI Business Workshops." In total, 103 students from all over Japan participated in the workshops after being selected through a document screening process from more than 1,000 applicants.

Students were given such topics as "Propose a new electricity business model for Marubeni," and "Develop a new proposal for the emissions credit business"; and after interviewing Marubeni employees and conducting group work, they made a final presentation. Through this internship program, the students were able to experience the dynamism inherent in the trading business, the importance of teamwork, and a sense of fulfillment in tackling their allocated tasks.





(Above) Students making the final presentation
(Right) Conducting group work on the first day

Company Visits by Students

Marubeni actively accepts students on company tours so that they can experience the work and functions of a general trading company, and to assist in their understanding of social structures and their selection of future career paths.

In fiscal 2007, a total of almost 80 students - mostly high school students - from nine schools all over Japan visited our Tokyo Head Office. As well as observing the trading room, the students made presentations and discussions on such topics as, "What CSR activities should trading companies engage in?" and "Who owns companies?"



Students inspecting the trading room

Support for the Debate Koshien

The 12th National Junior/Senior High School Debate Championship (Debate Koshien) was held in August, pitting affirmative teams against negative teams on specific topics.

In this year's contest, junior high school students debated whether "Late-night operations by retail stores should be prohibited"; and high school students debated whether "The right to vote and the right to run for office should be granted to Japanese citizens aged 18 years and over."

On the final day, awards were presented to the winning schools, and Marubeni gave the Best Coach Prize to the outstanding coaches of the respective junior high and high school teams.





(Above) Final of the high school division
(Right) Prize being awarded to the outstanding coach

Toward a Better Global Environment

Basic Policies on Environmental Activities

The Marubeni Group conducts businesses in a variety of fields related to the environment, such as new energy. Since a trading company's business is global in nature, the range of industries in which we are involved is equally expansive; moreover, our impact on the environment, as a result, is considerable. Therefore, we are making our utmost efforts to reduce the impact of our business activities on the environment by always taking it into consideration. In 1990, we established the Committee on Global Environment Preservation (currently the CSR & Environment Committee). This committee ensures that our businesses are more pro-environment and performs environmental evaluations of new proposals for development as well as investment and loan projects.

In April 2004, the Environmental Business Promotion Committee was established. This committee has set up a subcommittee for each type of business in order to create new environmental businesses by promoting the discovery and advancement of new ideas that will contribute to the environment.

The entire Marubeni Group aims to continue to strengthen and maintain these pro-environmental activities in order to achieve its goal of creating a sustainable society.



Marubeni Group's Environmental Policy
(English Translation of Original Japanese Environmental Policy)

Basic Principle

Marubeni Group, aware of its responsibility as a good corporate citizen, will do its utmost to preserve the environmental well-being of the Earth, while striving for the harmony and prosperity of human society.

Basic Policy

Considering the global nature and diversified business activities of the Marubeni Group, basic policy in connection with global environmental preservation related to Marubeni Group's activities shall be established as follows:

1. While undertaking business activities, environmental impacts will always be considered and efforts to reduce environmental risks, protect the environment and prevent pollution will be made.
   - (1) International environmental guidelines and environmental laws and regulations related to the country concerned and local self-governing body and other subscribed environmental requirements will be observed.
   - (2) At the time new investment and business is commenced and new equipment introduced, the reduction of environmental impacts will be considered. This will be especially true for resource development projects where the preservation of the natural ecosystem and regional environment will be given great consideration and care.
   - (3) In daily office work, green procurement, energy savings, resource savings, reduction of waste and improvement of business efficiency will be carried out.
   - (4) Efforts to create goods, services, and social systems related to protection and/or improvement of the environment will be made.
2. In line with the spirit of this Environmental Policy, efforts toward and continuous improvement of the environmental management system of the Marubeni Group shall be made.
3. All directors, employees and all persons working for the Marubeni Group shall be notified of this Environmental Policy and this Environmental Policy will also be made available to the public.

Emvironmental Management System (EMS)

The Marubeni Group has introduced an EMS based on ISO 14001 as a tool to assist all employees in dealing with environmental issues based on common understanding.

The EMS uses a PDCA (Plan-Do-Check-Action) cycle that constitutes planning, implementation, inspection, and management review, which in turn, involves further planning and implementation. Using this process enables constant improvement of the system.

The Marubeni Group received ISO 14001 certification in 1998. Since then, the Group's overseas and other subsidiaries have been certified as required. Currently 48 companies of the Marubeni Group have been certified.

Five Environmental Objectives

Marubeni Group's EMS pursues the following five objectives according to the Marubeni Group Environmental Policy in order to help protect the environment and reduce the environmental impact caused by its business activities.

- Thorough implementation of environmental considerations when promoting projects
- Expansion of initiatives with vendors who consider the environmental aspect
- Promotion of related subsidiaries' environmental consideration
- Promotion of environmental businesses
- Implementation of energy and resource conservation as well as waste reduction

In particular, with regard to the fifth objective, we set the following numerical targets in August 2007, given the increasing global attention focused on the prevention of global warming.

(1) Energy usage at major offices: A 7% reduction by fiscal 2012 from the fiscal 2005 level

(2) Waste recycle rate at the head office: Attain a rate of 80% by fiscal 2012

(3) Green procurement ratio at major offices: Attain a ratio of over 85% by fiscal 2012

The entire Marubeni Group will work on measures to prevent global warming in order to achieve the abovementioned goals by 2012.

Organization for the Implementation of the EMS

Marubeni operates its EMS under an organization, as illustrated below. Subsidiaries have adopted the EMS and have constructed similar systems suited to their own needs.


Top Management
Director of Environmental Affairs
General Manager of Environmental Affairs
Division Environmental Management Representative
Division Environmental Officer
Environmental Officer
CSR & Environment Committee
CSR & Global Environment Section

Status of the Initiatives Undertaken for Environmental Protection

Establishing Our Environmental Objectives

At the beginning of each term, each division of Marubeni uses an Environmental Plan Sheet to set targets for the following: environmental risk management, environmental contribution activities, subsidiary companies management, and energy and resource conservation and waste reduction particular to its business activities.

Taking the Environment into Consideration in Project Development

For new development projects, or investing in and lending to new businesses, Marubeni conducts a multilevel preliminary check based on the Environmental Projects Evaluation Sheet. This sheet evaluates the environmental impact as well as compliance with environmental laws. For cases requiring follow-up, the system stipulates that the result be reported. Subsequently, a completed Environmental Projects Evaluation Sheet is attached to the application form and circulated to enable the final decision maker to consider the approval of the projects.

In fiscal 2007, 393 projects in real estate, investment, lending, and guarantees were evaluated under this system. The diagram below indicates the number of projects evaluated for potential environmental risk factors.

Number of Environmental Projects Evaluation Sheets issued for environmental risk factors in fiscal 2007

Atmospheric Pollution	100	Odor	35	Ozone Depletion	0
Water Pollution	121	Waste Increase	104	Others	22
Soil Pollution	64	Depletion of Natural Resources	44		
Noise	128	Global Warming	37	Total	655

• The total does not correspond with the actual number of cases evaluated because some cases did not have any factors, while others had more than one factor.

Promotion of Environmental Consideration among Vendors and Subsidiaries

The Marubeni Group is working to gain the understanding and cooperation of its main vendors and contractors regarding its environmental conservation activities that are in accordance with the Marubeni Group's Environment Policy; the purpose is to reduce the environmental impact of its business activities. Moreover, the Marubeni Group performs regular checks on the status of its ISO 14001 certification, response to emergencies, and EMS.

We are working to improve environmental awareness among our consolidated subsidiaries by familiarizing them with the Marubeni Group's Environment Policy, the necessity of compliance with environmental laws and appropriate measures for emergencies, and supporting their implementation of EMS.

Education and Training on the Environment

The Marubeni Group believes that providing continued environmental education to its employees is of considerable importance. Therefore, it conducts the following environment-related training programs: (1) New Employee Training Program, (2) Environmental Officer Training Program at the beginning of each term for division environmental officers, and (3) Internal Environmental Auditors Training for the internal environmental auditors of our subsidiaries. Members of the CSR & global environment section, division environmental officers, and others required to undertake leading roles in the implementation and operation of the EMS undergo ISO Environmental Assessor Training, offered by external training organizations, in order to acquire a high level of specialized knowledge.

Further, an e-Learning training program was conducted for all employees in 2007. The program was designed to further increase the understanding of environmental issues.

Implementation of the Environmental Awareness Promotion Campaign



Lecture by Mr. Itaru Yasui

The Marubeni Group believes that it is extremely important not only for the officers and employees but also for their family members to gain a more correct understanding of environmental problems and the solutions that each individual can implement. In keeping with this ideology, in September 2007, we launched the "Environmental Awareness Promotion Campaign."

We sponsored an internal movie screening of "An Inconvenient Truth" at the Tokyo head office as well as at the Osaka, Nagoya, and Kyushu branches from September through November. About 450 Marubeni Group employees saw the movie. At the Tokyo head office, Mr. Itaru Yasui, the then Vice-Rector of the United Nations University, was invited as a lecturer. He delivered a speech entitled "What companies should consider in the era of the environment."

A campaign character—"MAMOROU" (meaning "let's protect")—was created for the Environmental Awareness Promotion Campaign to promote a friendlier atmosphere. The campaign character was printed on the "ECO at home" leaflets and magnetic white boards that were distributed to families of the officers and employees.



Let's protect the Earth together.

Environmental Workshops

A "Workshop on Waste Management Law" and a "Workshop on REACH Rule" were held in fiscal 2007. Both workshops invited external experts as lecturers and were designed for the employees responsible for the relevant businesses at each company of the Marubeni Group. These workshops were aimed at ensuring swift compliance with the environmental laws and regulations that are becoming more severe every year.

Implementation of Energy and Resource Conservation as well as Waste Reduction

This section discusses the results of our efforts toward energy, resource conservation, and waste reduction during the past five years. In addition to the introduction of energy-saving equipment, we stipulate that the employees shut off power during lunch and when leaving the office, and that they turn off computers and other office equipment when not in use.

Further, we sort and recycle cans, bottles, paper cups, newspapers and magazines, and other goods. Moreover, we have developed an online order system to facilitate the purchase of "Green Products."


Electricity Used (1000 kWh)
25,000
20,000
15,000
10,000
5,000
0
20,610
20,765
20,000
19,047
17,704
2003 2004 2005 2006 2007


Water Used (m³)
200,000
150,000
100,000
50,000
0
160,866
166,411
160,051
151,638
137,338
2003 2004 2005 2006 2007


Paper Purchased (thousands of A4 sheets)
50,000
40,000
30,000
20,000
10,000
0
43,031
45,321
46,883
45,489
45,554
2003 2004 2005 2006 2007


Amount of Carbon Dioxide Discharged (tons of CO₂)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,717
6,750
6,484
6,169
5,71
2003 2004 2005 2006 2007


Amount of Waste Discharged (tons)
1,500
1,200
900
600
300
0
1,012
1,012
1,009
1,023
999
2003 2004 2005 2006 2007


Recycling Rate (%)
70
60
50
40
30
20
10
0
62.6
60.6
60.8
60.8
61.3
2003 2004 2005 2006 2007


Green Product Purchase Rate (%)
80
70
60
50
40
30
20
10
0
52.2
57.3
70.3
71.8
73.8
2003 2004 2005 2006 2007

Tokyo head office/branches (Hokkaido, Nagoya, Osaka, and Kyushu, Shizuoka)

(For the Tokyo head office and the Osaka/Nagoya branches, electricity, water, and waste are the numbers for the entire building. The amount of carbon dioxide discharged is calculated by the amount of electricity consumed.)

Verification of the Initiatives for the Environment

Self-Inspection, Auditing, and Verification

Self-Inspection of the Status of Implementation

Each division devises a plan for environmental conservation at the beginning of the term and performs a semiannual self-inspection of the status of its implementation.

Auditing

The Director of Environmental Affairs appoints internal auditors who perform annual "Corporate Environmental Audits" for Marubeni Group's head office and branches as well as "Subsidiary Environmental Audits" for related subsidiary companies. For subsidiaries that have acquired ISO 14001 certification, the relevant internal environmental auditing is performed annually.

Furthermore, we undergo a semiannual assessment by Lloyd's Register Quality Assurance Limited (LRQA), an ISO 14001 certification and registration organization. In fiscal 2007, the EMS was operated, implemented, and maintained without major issues under all of the aforementioned inspections, audits, and assessments.

Environment-Related Verification of Business Operations

Organizations within the Marubeni Group that are ISO 14001-certified undergo an environment-related verification of business operations once a year. This verification consists of a self-inspection in areas including the environmental impact of their business operations, the applicable environmental laws and regulations, the countermeasures implemented during emergencies, and the presence of environmental issues. These evaluations are intended to reduce the overall environmental impact of the Marubeni Group.

The 2007 verification revealed no major environmental issues.

Status of Compliance with Environmental Laws and Regulations

Each division of Marubeni lists the applicable laws and regulations and performs periodic reviews. In 2007, there were no incidents of violation of environmental laws or regulations by the Marubeni Group.

2007 Management Review

In 2007, the Marubeni Group's EMS was managed appropriately for most of the year.

The issues cited in the 2006 President's Review, "Effective ISO operation in each unit of each division," "Adjustment of the ISO application range in accordance with environmental risk," and "Further promotion of countermeasures against global warming in the entire Marubeni Group," were implemented.

2008 Action Assignment

For 2008, the President highlighted the following points that required consideration:

Promotion of countermeasures against global warming	Measures to achieve the medium- and long-term goals related to the countermeasures against global warming that were determined in fiscal 2007 will be implemented.
Enhancement of compliance with the continuously developing environment-related laws	Compliance with the ever increasing and continuously developing environment-related laws such as the REACH Regulation, Waste Management Law, and Energy Saving Law will be ensured.
Further increase in the promotion of environmental awareness among officers, employees, and their families	Environmental Awareness Promotion Campaign will be implemented.

Environmental Accounting

Costs and Effects of Environmental Conservation in 2007

The costs and effects of the environmental conservation measures undertaken by our Tokyo head office, branches (Hokkaido, Nagoya, Osaka, Kyushu, and Shizuoka), for fiscal 2007 (April 2007–March 2008) are as follows.

(Units: Thousands of Yen)

Environmental Preservation Costs	Fiscal 2007	Effects of activities
System Maintenance Costs		■ Taking the Environment into Consideration in Project Development; ■ Promotion of Environmental Consideration among Vendors and Subsidiaries — See p. 37 ■ Promotion of Environmental Businesses See p. 41–46 ■ Self-Inspection, Auditing, and Verification See p. 39 ■ Education and Training See p. 37
Wages of the environmental management organization personnel	224,912	
Verification, maintenance, and expansion of the EMS (including subsidiary companies)	7,184	
Audit/assessment-related	544	
Environmental education/training (including subsidiary companies)	9,641	
Research and study	5,951	
Total	248,232	
Energy and Resource Conservation and Greenery Costs		■ Implementation of Energy and Resource Conservation as well as Waste Reduction See p. 38
Investments in environmental facilities	248,954	
Maintenance of greenery and environmental facilities	45,084	
Waste disposal costs	29,509	
Total	323,547	
Costs of Complying with Laws and Regulations		■ Status of Compliance with Environmental Laws and Regulations See p. 39
Costs related to the Package and Container Recycling Law	9,665	
Environmental studies including environmental assessments	113,616	
Contribution to the industry's environmental activities	8,034	
Total	131,315	
Social Activity Costs		■ CSR Report and CSR Report Digest publication See p. 48
CSR report publication	17,807	
Environmental advertising costs	1,302	
Environmental research group activities	2,250	
Total	21,359	
Social Contribution Costs		
Donations to and memberships in environmental NGOs	4,300	
Total	4,300	
Total	**728,753**	

Reference

For reference, the following are the Marubeni Group's environmental conservation costs categorized according to the "Environmental Accounting Guidelines, 2005" published by the Ministry of the Environment in February 2006.

(Units: Thousands of Yen)

Category		Fiscal 2007
Business Site cost	Environmental conservation cost to control the environmental burdens that result from key business operations within the business location	313,451
Upstream/downstream cost	Environmental conservation cost to control the environmental burdens tthat result from key business operations upstream or downstream	17,699
Administration cost	Environmental conservation cost arising from administrative activities	361,848
R&D cost	Environmental conservation cost arising from R&D activities	0
Social activity cost	Environmental conservation cost arising from social activities	35,755
Environmental remediation cost	Cost incurred when addressing environmental degradation	0
	Total	728,753

Environmental Businesses

Promotion of Environmental Businesses to Reduce Environmental Burdens

The Marubeni Group has been involved in a range of businesses related to the environment, such as recycling and developing new sources of energy. Realizing the importance of the global environment helps to create new types of environmental business projects. Some of those projects need qualitative evaluation over a long period. The Marubeni Group, as a general trading company, promotes environmental businesses in a variety of fields, such as providing environmentally-friendly products and services and the development of clean energies with fewer emissions of harmful substances and CO_2, in order to realize a sustainable society.

To further promote these environmental businesses at a company-wide level, the Marubeni Group incorporated the Environmental Business Promotion Committee in 2004. This committee works to advance the discovery and promotion of new projects by forming subcommittees for each business type in order to create new environmental business models from medium- to long-term perspectives. Further, it pursues a variety of business opportunities that support and advance cross-sectional businesses, intersectional collaborations, and environmentally friendly projects.

The Marubeni Group will continue to promote such activities in its effort to realize a sustainable society.

Relationship between the Marubeni Group and the Environment


Reuse of Resources
Reduction of Environmental Burdens
Cleaning
Recycling and Waste Reuse Businesses
CO2 Reduction through Reforestation
Company/ People
Development of Environmentally Friendly Products
Development of Clean, Environmentally Sustainable Energy
CO2
Prevention of Global Warming
Waste

Organization Chart of the Environmental Business Promotion Committee


Environmental Business Promotion Committee
Chairman (Shoichi Ikuta, Executive Officer)
Office: Regional Coordination and Administration Department
"Environment Recycle" Subcommittee
Major Projects
•Waste Paper
•Vehicles
•Food Waste
•PCs
•Uniforms
Other businesses
"New Energy/New Technology" Subcommittee
Major Projects
•Biomass Ethanol
•Solar Power Generation
•Biodiesel Fuel (BDF)
•Wind Power Generation
Other businesses
"CO2 Emissions Credit" Information Meetings
Major Projects
•Emissions Trade
•Joint Implementation (JI)
•Clean Development Mechanism (CDM)

CO2 Emissions Credit

Contributing to Prevention of Global Warming through Emissions Trade

Under the Kyoto Protocol, Japan is required to reduce greenhouse gas emissions by 6% from the level in 1990 over the 5-year period prior to 2012. However, the amount of emissions in 2006 increased by 6.2% from the 1990 level, raising the total amount to be reduced to 12.2%. Currently, each company is making various efforts to reduce the amount of emissions on the basis of a voluntary action plan developed by each industry group. In addition to such domestic efforts, the Kyoto Protocol provides a mechanism to allow a country to operate businesses that make efforts to reduce greenhouse gas emissions in other countries and include the amount of emissions reduced in its own country's reduction.

We at Marubeni are working on greenhouse gas emissions reduction projects through supplying technology transfer, and making investments in and providing loans to such projects in other countries, especially developing countries, including China. As of May 2008, we contributed to the reduction of greenhouse gas emissions by over 70 million tons by implementing measures such as HFC-23 decomposition using the technologies and devices developed by JGC Corporation and Daioh Construction Co., Ltd., power generation through methane gas collected from pig-farm excrement, and wind and hydraulic power generation around the world. The reduction amount equals approximately 20 days of emissions across Japan. These activities contribute not only to reducing greenhouse gas emissions but also to promoting the local economies, as the technologies introduced by the Japanese companies will continue to be utilized and will create new job opportunities in those countries.

Such reduction is known as an emissions reduction credit; it requires the approval of the United Nations. The reduction of over 70 million tons by the Marubeni Group includes emissions credits that have already been approved and those that awaiting the approval of the United Nations. In April 2005, Marubeni established the Emissions Credit Business Team that is involved in the entire process of greenhouse gas emissions reduction projects and emissions credit procurements, ranging from project planning to technology transfer, investments and loans, obtaining Japanese and foreign government authorizations and United Nations authorizations, and the sale of emissions credits obtained.

Approximately 80% of the total global emissions credits are currently traded in Europe. In September 2007, Marubeni joined the ECX* as the only Japanese member of the largest emissions credit trading market in Europe, and actually traded credits for the first time in March 2008. Marubeni also is a member of IETA*, which aims to be a global emissions credit trading market. Marubeni is attempting to grasp the global trend as early as possible and to thereby build a platform for the future expansion of emissions credit trading.

Countries having emissions credits under the Kyoto Protocol* and the status of the introduction of "Cap & Trade"

* There are 39 countries that have emissions credits under the Kyoto Protocol, including 27 EU countries, Russia, Ukraine, Japan, Canada, and New Zealand.


USA
(Emissions credit markets)
(Emissions credit markets)

Note: The abbreviations are defined below:
EU-ETS: EU Emissions Trading Scheme
RGGI: Regional Greenhouse Gas Initiative

*ECX: European Climate Exchange
*IETA: International Emission Trading Association

From an Employee

"I am very happy to be involved in the environmental issue on a global scale."

Atsushi Yoshida, Emissions Credit Business Team, Business Incubation Department

The Emissions Credit Business Team was launched in 2005 with only 2 members, and has now grown to comprise 11 members. As an assistant leader of the team, I am involved in the complete business operations of the team, handling responsibilities ranging from obtaining emissions credits through greenhouse gas emissions reduction businesses to the sale of a variety of emissions credits. It may be speculated as to whether the emissions credit business is suited to a trading company. In fact, the emissions credit business basically constitutes the core business of a trading company; that is, the purchase and sale of products. For procurement, collaboration among a variety of internal sections is important. I believe that this is a kind of business that a general trading company can capitalize on. The biggest problem faced at present is the so-called post-Kyoto issue. The Kyoto Protocol expires at the end of 2012. The biggest challenge all of our team members face is the prediction regarding the emergence of a new system in 2013 in place of the Kyoto Protocol and the need to take preemptive actions. Despite the various challenges faced, I am very happy to be involved in the environmental issue, currently the most important global issue, through my daily business.



CO2 Emissions Credit

Promotion of Carbon Offsets

The statistics on emissions reduction in Japan shows that in 2006, the amount of emissions increased by 6.2% from the 1990 level, making it difficult for Japan to achieve the target of reducing 6% from the 1990 level during the 5 years beginning in 2008.

In terms of emissions trends by sector, the manufacturing industry, which includes units such as factories, reduced emissions by 5.5% while the household, transportation, and distribution sectors increased their emissions by over 30%. The reason for the increased emissions in these sectors is the improved services and conveniences mainly to consumers. This suggests the growing importance of reducing emissions at the individual level.

To encourage the reduction of emissions at the individual level, the Japanese government launched a variety of emissions reduction campaigns such as Energy Saving, Cool-Biz, Team Minus 6%, and 1kg-Reduction per Person per Day, etc. In addition to these campaigns, "Carbon Offset" is attracting a greater level of attention. This campaign is based on the idea that the amount of greenhouse gas emitted in excess of the reduction efforts by each individual be offset by emissions credits.

Marubeni is also actively involved in such carbon offset activity by providing carbon offset organizations with support and emissions credits. Marubeni will continue to contribute to the prevention of global warming through the development and sales of carbon offset products in cooperation with vendors.

CO2 Emissions Credit

Promotion of Greenhouse Gas Emissions Reduction Business Jointly with University of Lampung, Indonesia

In December 2007, Marubeni reached an agreement with the University of Lampung on the promotion of the Clean Development Mechanism (CDM*) in businesses to reduce the emissions of greenhouse gases in Indonesia.

The Indonesian government is promoting—for 5 years beginning in 2007—the "Biomass Complex Project" by subsidizing biomass-related research and developmental efforts of institutions including universities. The University of Lampung was selected as one of the institutions eligible for the subsidy, and it is expected to launch a full scale R&D project.

Marubeni has been actively involved in emissions credit trading and the development of projects to offer emissions credits. Marubeni plans to further expand its CDM business in Indonesia through the establishment of an industry-academia partnership with the University of Lampung.



Signing an agreement on business promotion

*CDM =A system to obtain emissions credits for the amount of emissions reduced through greenhouse gas emissions reduction businesses in developing countries

New Energy/New Technology

Wood Biomass Power Generation Business

Through its consolidated subsidiary "DG Investors, LLC" (currently "Marubeni Sustainable Energy, Inc."), Marubeni acquired the Whitefield Biomass Power Plant (16,000 kW output) in New Hampshire in January 2007, followed by the Springfield Biomass Power Plant (16,000 kW output), also in New Hampshire, in November 2007. The electricity generating capacity of biomass power plants owned by Marubeni in North America, considered along with the already-acquired Fairhaven Power Plant in California, now amounts to 50,000 kW.

Biomass power plants generate electric power by burning organic materials such as wood waste; these are gaining attention as a power generator that also help reduce CO_2 emissions. The Renewable Portfolio Standard (RPS*) is in effect in 26 states in the United States. Marubeni plans to expand its recyclable energy-based electricity generating capacity.



Springfield Biomass Power Plant

*RPS =A state law enacted to promote power generation using recyclable energies

New Energy/New Technology

Wind Power Generation Project

In wind power generation, the rotating motion of windmills caused by natural winds is converted into electric power through power generators. Wind power generation emits lower levels of CO_2 and other greenhouse gases compared to conventional methods of thermal power generation, which generate electric power through the combustion of fossil fuels such as coal and oil. Wind power, unlike fossil fuels, is a renewable energy with no depletion of its resource. It's a clean method of power generation that's friendly to the global environment.

Marubeni seeks business opportunities for wind power generation with lower environmental burdens both in Japan and abroad. In South Korea, Marubeni is working on wind power generation projects in Gangwon and Youngduk jointly with Unison Co., Ltd., a major bridge and road construction equipment manufacturer. Forty-nine 2,000 kW generators are in operation in the Gangwon Wind Power Project, and twenty-four 1,650 kW generators are operating in the Youngduk Wind Power Project. Together, these projects have a total power generation capacity of about 140,000 kW. Wind power generation facilities with a total generation capacity of about 213,000 kW (as of January 1st, 2008) are now in operation in South Korea, and Marubeni is engaged in one of the biggest wind power generation projects in the country.

The Gangwon Project has been certified by the United Nations as a Clean Development Mechanism (CDM) project under the Kyoto Protocol. The Gangwon Project reduces CO_2 emissions by 150ktCO_2e per year, and is the first wind power generation-related CDM project by a Japanese trading company.

Marubeni is determined to continue seeking further business opportunities for power generation projects that help to preserve the global environment.



Gangwon Wind Power Project



Youngduk Wind Power Project

New Energy/New Technology

Supplying Brazilian Bio ETBE to Japan

In 2008, Marubeni procured 6,500 kl of ethyl tertiary butyl ether (ETBE*) to be blended with gasoline from Compania Petroquimica do Sul (COPESUL), a major Brazilian petrochemical company, and commenced supplying the same to a cooperative business organization consisting of the Japanese oil companies, the Japan Biofuels Supply LLP (JBSL).

Based on the CO_2 Reduction Plan defined by the Japanese government, Japan plans to blend 840,000 kl of Bio ETBE on an annual basis with gasoline at the 7% level starting in 2010. JBSL, which was created by the Japanese oil industry, had so far imported Bio ETBE twice from Europe for demonstration tests. This is the first time that JBSL imports Bio ETBE from Brazil. Once the quality and the economy of the Brazilian Bio ETBE are confirmed, Marubeni aims at supply of the Brazilian Bio ETBE to JBSL on a regular basis from fiscal year 2009.



Loading a tanker for shipping Bio ETBE in Brazil

*ETBE =A product compounded with 57% isobutylene and 43% ethanol, and sold as bio-gasoline after blending at 7% with gasoline.
ETBE blended gasoline can be used as it is for existing infrastructure and vehicles, as opposed to gasoline directly blended with aqueous ethanol.

New Energy/New Technology

Capital Investment in the Production of Solar Modules

Solar power generation has been attracting considerable attention as a new type of energy source that can be used as an alternative to the existing fossil fuels; this is because in order to generate electric power, etc., it makes use of sunlight—a virtually non-depleting energy source—and emits no CO_2 during power generation, which causes global warming. The global production of solar cells increased from 78 MW in 1995 to about 2,520 MW in 2006, with an annual growth rate of 30–40%.

In October 2007, Marubeni decided to invest in YOCASOL, Inc., a manufacturer of solar modules, located in Fukuoka. YOCASOL was founded in July 2007 and began production in November; it currently has an annual production capacity of 60 MW. The company plans to expand its business to Europe, Australia, and South Korea, etc.

Following the capital investment, Marubeni has started to build its own solar energy value chain through a number of activities, for instance, supplying wafers, the raw material required for cells, to cell makers that provide YOCASOL with solar cells and supplying solar modules to European developers who are collaborating with Marubeni on developing the solar power projects of independent power providers (IPPs).



YOCASOL plant



Production line inside the YOCASOL plant

New Energy/New Technology

Signing an MOU on the Development of UCG Plan in Vietnam

Marubeni signed a Memorandum of Understanding (MOU) with the Vietnam National Coal-Mineral Industries Group and Australia's Link Energy, Ltd.; the MOU sanctions their joint development of sub-bituminous coals, obtained from the Red River Delta (with an estimated deposit of 30 billion tons) that is situated in a suburb of Hanoi, through the use of Underground Coal Gasification (UCG) technology.

UCG technology gasifies coals by injecting air and oxygen into the underground coal seam, and extracts the resultant synthetic gas through the ground to the surface. This method is appropriate for effectively utilizing coal resources located in deep and complex geological structures. Further, through a combination of CO_2 collection and storage technologies, this technology is also expected to help reduce the emission of greenhouse gases from the use of coals. The synthesized gas extracted can be used for Integrated Coal Gasification Combined Cycle (IGCC)and the production of liquid diesel oils.

Marubeni believes that establishing and using the UCG technology will be an important business in terms of the effective use of resources and environmental conservation since the demand for coal energy is expected to increase further. Marubeni will continue to work on the commercialization of the technology in a comprehensive manner while overcoming issues such as the prevention of ground setting in the feasibility test stages.


ground level
water table
overburden
coal seam
air in
gas out

Conceptual image of UCG technology



A UCG pilot plant of Link Energy, Ltd.

Recycling

Uniform Recycling Business

Marubeni Mates, Ltd., a wholly owned subsidiary of Marubeni, undertakes the operation and maintenance of company uniforms. Marubeni Mates Ltd. controls additional uniform distribution and collection accompanied by high turnover. It offers proposals containing important elements of reducing environmental impact: "Reduce", "Reuse", and "Recycle." It also proposes the use of a chemical recycling method for recycling of uniforms —instead of disposing them through combustion. Further, it offers a uniform rental service and also helps improve the security management of the uniforms.

Evaluating these advantages highly, McDonald's Japan signed a rental agreement with Marubeni Mates, Ltd. in the fall of 2007. This is a large-scale agreement involving about 3,800 outlets and about 140,000 employees across Japan. Marubeni Mates, Ltd. obtained a used goods dealer license in September 2007, enabling it to efficiently reuse on a rental basis the uniforms that are already in use, instead of customers having to purchase new uniforms.

Marubeni Mates, Ltd. strives to continue to offer improved services and to ensure convenience and environmental consciousness to many enterprise customers.



Uniform Rental Agreement concluded with McDonald's Japan

Recycling

Paper Recycling for Confidential Documents

Marubeni Paper Recycle Co., Ltd., a Marubeni Group company, promotes the recycling of waste paper. WELL Corporation, of which Marubeni Paper Recycle Co., Ltd. is a shareholder, disposes of confidential documents discarded by governmental agencies and companies. Confidential documents, in many cases, are disposed through incineration so as to prevent information leaks. Through collaboration with Koa Kogyo Co., Ltd., a Marubeni Group company, WELL Corporation can produce waste paper pulp for reuse after liquefying such confidential documents.

Documents contained in cardboard boxes at WELL Corporation are shredded and compressed and are then handed over to Koa Kogyo Co., Ltd., where confidential documents are liquefied in huge pots. Staplers and clips attached to the documents are separately collected and recycled as iron. Ashes of incinerated impurities are recycled as raw material for cement, contributing to the zero emission schemes. Since the enactment of the "Personal Information Protection Law", the volume of confidential documents disposed has been constantly increasing. Marubeni Paper Recycle Co., Ltd. plans to expand this business across Japan.





Documents shredded and compressed at WELL Corporation are handed over to Koa Kogyo Co., Ltd.

Communication Tools

The Marubeni Group conducts a broader range of activities all over the world. We have diversified our stakeholders and are aware that it is very important for us to inform them of our corporate activities and our involvement in communities.
For this reason, we use various communication tools to provide information about the Marubeni Group on a timely basis and in an appropriate manner.

Communication with Shareholders and Investors


第83回 定時株主総会
Delivery of general shareholders' meeting reports by video

Enriched General Shareholders Meetings and Delivery of Video Reports

We believe that general shareholders' meetings are the most important platform for communication to our shareholders. Therefore, we are making efforts to make the meetings as open as possible. For example, we hold the meetings on a date other than at the end of June when most other companies hold their general shareholders' meetings. For those who cannot attend and wish to exercise their votes, we offer an electronic voting service. We provide information about the reporting sessions at the meetings through video recordings; we also include a summary of the Q&A sessions at the meetings and an English-language notice of the meeting on our Web site.


"Annual Report 2007"


"Corporate Brochure in Chinese"

Publication of the Annual Report

We issue an Annual Report (in Japanese and English) as well as a Corporate Brochure in Chinese. This report's function is to notify our shareholders and investors in Japan and abroad as to the direction of business management in the Marubeni Group, the strategies and strengths of each sales division, corporate activities overseas, etc.

The Annual Report contains easy-to-understand explanations accompanied by pictures and illustrations, and is available on our Web site:

http://www.marubeni.com/ir/reports/annual_report.html


IR information Web page


まるべに
Shareholders' Guide "Marubeni" (Japanese only)

Development of IR Tools

We believe that IR tools are important in communicating with our shareholders and investors, and we are constantly involved in improving the quality of such tools.

We have dedicated a special page on our Web site to serve as a platform for accurately and promptly disclosing information regarding account settlement and financial status to our shareholders and investors. In 2007, Nikko Investor Relations Co., Ltd., honored our Web site with the "THE BEST Corporate Website 2007 Nikko Investor Relations Co., Ltd. Sector ranking in all listed companies in Japan" in the "Best Web Site Rankings in All Listed Companies," giving high ratings for "Clarity" "Usability," and "Volume of Information."

The Shareholder Guide "Marubeni," which is offered to all the shareholders twice a year, has now reached its 103rd issue. The content of the report includes not only our account settlement reports but also enjoyable articles on diverse topics such as a "Country Essay" and "World Food Table," contributed by our employees stationed abroad, as well as information about products offered by the Marubeni Group. We are making efforts to enrich the content of the report.

http://www.marubeni.com/ir/ (Web page dedicated to our shareholders and investors)
http://www.marubeni.com/ir/reports/report.html (Shareholders' Guide)

CSR-related Communication

Publication of the CSR Report and CSR Report Digest

Until fiscal 2003, we regularly issued an "Environmental Report" chronicling our efforts toward a better environment. Since fiscal 2004, we started to issue the "CSR Report," which reported our efforts from a much broader perspective, including social and economic elements.

In fiscal 2006, we also started to publish the CSR Report Digest, which is a summarized version of the CSR Report. We are committed to ensuring that all our stakeholders are able to access information pertaining to our CSR activities.

A downloadable version of the CSR Report (in Japanese and English) is available on our web site. It contains new pages providing information on corporate governance, compliance, human rights, employment, social contributions, and the environment, in order to help readers increase their understanding of our current and planned CSR activities.

http://www.marubeni.com/csr/reports.html



CSR Report 2007 Digest


Marubeni
CSR Report
2006

CSR Report 2006



CSR Report 2007

Communication with a Variety of Stakeholders

Enhancement of Web pages

We are making efforts to disclose information to a variety of stakeholders by disclosing through our web site such information as our Company Creed, Company Doctrine, and the Compliance Manual, information about general shareholders' meetings, official financial statement report, corporate finance, and recruitment.

In 2007, we created a new web page "Marubeni Kids Project-Social Studies," designed for children. The web page is addressed mainly to senior primary school students and explains the roles of a trading company in society in an easy-to-understand manner through several illustrations and animations.

The web site accepts visitors' inquiries by e-mail, enabling us to interactive communicate with our stakeholders through the Internet.


社会科の授業

Marubeni Kids Project



http://www.marubeni.co.jp/kids/ (Marubeni Kids Project; Japanese only)

Corporate Public Relations Activities

For our corporate public relations activities, we use media channels such as newspapers/magazines and TV advertisements to publicize Marubeni to as many stakeholders as possible.

In 2007, we created a new catchphrase in addition to the serialized advertisements using the company's name as a motif: "Marubeni-for history and the future." We are making efforts using various means to provide information and increase the understanding of our corporate efforts among as many people as possible.

We have created a DVD that provides an introduction to our corporate activities as a general trading company. The DVD is being used for sales activities and at exhibitions and trade shows.

Both DVD and serialized advertisements are available for download on our web page "Introducing Marubeni through Images".

http://www.marubeni.com/company/ad.html


Marubeni
on the Globe

Corporate introduction DVD


O紅。

Serialized advertisements using the company's name as a motif

Results of the Medium-term Management Plan: "G" PLAN

Through the "G" PLAN, we endeavored to build a strong "defense" system by further strengthening our management system, and a strong "offense" system through the rich human resources of the Marubeni Group progressively and resolutely accepting challenges, resulting in the expansion of business fields, enhancement and diversification of trading company functions provided to customers, and aggressive investment in strategic fields.

Results of "G" PLAN (as of March 2008)

Category	Item	Above: "G" PLAN targets	Below: "G" PLAN Results
Profitability	Consolidated Net Income	220 billion yen Total for 2 years	**266.6 billion** yen Total for 2 years ※Attainment of 121% of the target
Profitability	Risk Return	More than 10%	As of March 31, 2008 **20.8%** ※FY 2006 18.6%
Profitability	ROA	More than 2%	As of March 31, 2008 **2.92%** ※FY 2006 2.52%
Stability	Shareholders' Equity	820 billion yen	As of March 31, 2008 **779.8 billion** yen
Stability	Risk Assets	Approximately 750 billion yen	As of March 31, 2008 **708.3 billion** yen
Stability	Consolidated Net D/E Ratio	Less than 3.00 x	As of March 31, 2008 **2.57 x**
Scale	Total Assets	5 trillion yen	As of March 31, 2008 **5.2 trillion** yen
Investment	Investment Amount	500 - 600 billion yen Total for 2 years	Approx. **600 billion** yen Total for 2 years

Above: "G" PLAN targets
Below: "G" PLAN Results

Consolidated net income for fiscal 2007 stood at 147.2 billion yen, setting a record income for the fifth consecutive year. The total consolidated net income for the 2 years of the "G" PLAN stood at 266.6 billion yen, exceeding the goal of 220 billion yen by 21%.

Through the implementation of new investments and loans comprising approximately 300 billion yen in fiscal 2007, mainly in strategic fields such as resources/energy, foreign independent power producers (IPPs), and food distribution, the 2-years total of the "G" PLAN reached about 600 billion yen, thereby laying a solid foundation for the future.

Through an aggressive increase in prize assets and, at the same time, our continued and constant screening and concentrating process, the total assets as of the end of fiscal 2007 stood at 5,207.2 billion yen (up 333.9 billion yen from the end of fiscal 2006), and ROA stood at 2.92% (up 0.4% from the end of fiscal 2006), achieving both an increase in asset size and an improvement of asset efficiency. As a result of increased revenue in each field, the percentage of revenue from fields excluding resources/energy to total revenue increased to 58.5% in fiscal 2007 as compared with the fiscal 2005 figure of 42.0%, achieving a well-balanced revenue composition.

In financial terms, while the consolidated net interest-bearing debt increased through aggressive new investments and loans, the consolidated net D/E ratio as of the end of fiscal 2007 increased 2.57-fold as a result of the increase in shareholders' equity by raising the consolidated net income, marking an improvement of 0.26 points from the beginning of the "G" PLAN, and thus meeting the goal set by the "G" PLAN. Shareholders' equity stood at 779.8 billion yen (increased by 34.3 billion yen from the end of fiscal 2006), failing to achieve the goal of 820 billion yen due to negative factors such as the decline in the value of portfolio shares, the appreciation of the yen, etc. However, risk assets were within the scope of the shareholders' equity at 708.3 billion yen, thus maintaining the balance of "offense" and "defense."

	FY2007	FY2006
Consolidated Total Volume of Trading Transactions	10,631.6 billion yen	9,554.9 billion yen
Consolidated Gross Trading Profit	596.9 billion yen	531.2 billion yen
Consolidated Net Income	147.2 billion yen	119.3 billion yen
Total Assets	5,207.2 billion yen	4,873.3 billion yen
Consolidated Net Interest-bearing Debt	2,002.0 billion yen	1,843.4 billion yen
Consolidated Shareholders' Equity	779.8 billion yen	745.5 billion yen
ROA	2.92%	2.52%
ROE	19.31%	16.94%
Net D/E Ratio	2.57 times	2.47 times
Per 100 shares		
Basic Earnings	8,493 yen	7,241 yen
Dividend	1,300 yen	1,000 yen
No. of Employees (consolidated)	32,208	28,442
No. of Employees (unconsolidated)	3,729	3,677

Transition of consolidated total volume of trading transactions (Units: 100 million yen)


120,000
100,000
80,000
60,000
40,000
20,000
0
79,056
79,394
86,865
95,549
106,316
2003
2004
2005
2006
2007

Consolidated total volume of trading transactions by operating segment for FY 2007


Iron & Steel Products: 900 million yen
Overseas Corporate Subsidiaries & Branches: 1,085.8 billion yen
Finance/Logistics/New Business: 337.8 billion yen
Development & Construction: 132.6 billion yen
Information & Communication: 275.5 billion yen
Plant, Ship, & Infrastructure Proj
613.8 billi
Power Projects: 343.9 billi
Transportation & Industrial Ma
712.5 b
Metals & Mineral Resources: 888.4 bil
Energy: 2,959.5 billion yen

Significance of and important issues in IR Activity: Building a reliable relationship through dialogue with the market, the keyword is "interaction"

IR is an activity undertaken by a company to receive proper evaluation from its investors. We lay emphasis on the following two roles and functions within our IR activity:

1. To provide company information to the market on a timely basis, in a fair manner, so that an appropriate share price reflecting the true corporate value can be established in the market
2. To transfer feedback, comments, and requests about Marubeni from the market to the Marubeni management team for better general corporate management

In terms of IR activity, it is important to understand the reactions of investors and the market (the recipients of the information), instead of merely providing information unilaterally, and to reflect them in corporate management. Such an interactive approach will help develop reliable relationship with the investors and help the investors evaluate us fairly. By aggressively disclosing information, we believe that we can increase management transparency and enhance corporate governance.

In particular, we are making constant efforts to improve our IR tools for information disclosure. We have set up an IR page on our Web site to display account settlement-related documents both in Japanese and English on the release date of account reports. On the Web page, we also present a briefing session of account settlements through video recordings and a summary of Q&A sessions.

Realizing that it is important for top corporate management to get involved in IR activities to provide a true picture of the company for investors, we hold annual account settlement reporting sessions (yearly and half-yearly reports) and meetings with institutional investors in Japan and abroad.

We are making efforts to provide reports at general shareholders, meetings in a visualized manner and using professional narrators, for the benefit of listeners. Such information is presented on our Web page. To ensure shareholder convenience, we also allow them to exercise their voting rights by electronic means.

For these efforts, Marubeni was presented with the "FY2007 Disclosure Award" by the Tokyo Stock Exchange.

The IR activity by Marubeni presents a true picture of the company—not only to stock investors but also to a broad range of stakeholders, including securities investors, financial institutions, rating agencies, and corporate customers.

New Medium-term Management Plan "SG2009" ~Beyond your expectations ...Marubeni~

Marubeni launched a new 2-year medium-term management plan, "SG2009," in April 2008 in order to further improve the strong revenue base and financial stability created through the successful completion of the "G" PLAN, as well as to achieve continued growth.

"SG2009" Basic Principle

Basic Principle

"SG2009" is a 2-year plan (FY2008–FY2009) that will allow the company to further advance the earnings base and financial strength which have been enhanced during "G" PLAN.
To achieve sustainable growth, Marubeni will bolster the earnings base to endure business environmental changes by setting up a rigorous risk management system, building up prime assets, and pursuing asset efficiency.

Key Initiatives

- Allocate management resources to strategic business fields
- Advance portfolio management system
- Reinforce and further upgrade risk management system
- Enhance "Human Quality"
- Exercise comprehensive strength of Marubeni Group
- Put emphasis on CSR and Environmental issues

Quantitative Targets

	"SG2009" March 31, 2010	"G" PLAN March 31, 2008
Consolidated Net Income (2-year Total)	350 Billion Yen	266.6 Billion Yen
Consolidated Net D/E Ratio	2.00~2.50x	2.57x
Risk Assets	Less than Total Shareholders' Equity	708.3 Billion Yen
ROA	More than 3%	2.92%
Shareholders' Equity	More than 1 Trillion Yen	779.8 Billion Yen
ROE	Approx. 18%	19.3%

By achieving above targets, Marubeni will continue to increase its shareholders' equity as well as to retain ROE at a certain level.

In "SG2009," just as we did in the "G" PLAN, we will continue with our screening and concentrating process, and the aggressive allocation of management resources into core business fields from mid- and long-term perspectives, making a total of 600 billion yen of new investments and loans in the next 2 years. In addition, we will pursue "SG2009" while maintaining the balance of "offense" and "defense," by implementing measures such as the Advance portfolio management system, Reinforce and further upgrade risk management system, Engance human quality, Exercise comprehensive strength of Marubeni Group, and Put emphasis on CSR and Environmental Issues (Please refer to our Web page for the details about the New Medium-term Management Plan "SG2009").

http://www.marubeni.com/ir/management/plan.html

Net Income

<FY2007>
- Renewed a record high for the fifth consecutive fiscal year. Increase in six consecutive years.
- Achieved the two-year target of "G" PLAN, total 220.0 billion yen. (actual FY2006-2007 total: 266.6 billion yen)



(billions of yen)
Consolidated Net Income
Pros. at the start of fiscal year
180
160
140
120
100
80
60
40
20
0
34.6
41.2
73.8
119.3
147.2
165.0
+27.9 billion yen
23% up
+17.8 billion yen
12% up
Pros. at the start 33.0
Pros. at the start 37.0
Pros. at the start 60.0
Pros. at the start 100.0
Pros. at the start 135.0
FY2003
FY2004
FY2005
FY2006
"G" PLAN
"SG2009"
<Dividends per share> JPY3.0
(Interim dividend - inclusive)
JPY4.0
JPY7.0
(JPY2.0)
JPY10.0
(JPY3.5)
JPY13.0 (estimate)
(JPY6.0)
JPY14.0 (plan)
(JPY7.0 -plan-)

Total Assets and ROA

Targets achieved for both total assets and ROA, in line with asset enhancement and improvement of asset efficiency along with profitability due to aggressive investments in the strategic fields.



"G" PLAN
(billions of yen)
Total Assets
ROA
(%)
5,500
5,000
4,500
4,000
3,500
3,000
3.0
2.5
2.0
1.5
1.0
0.5
0.0
"G" PLAN target for total assets: 5 trillion yen
4,254.2
4,208.0
4,587.1
4,873.3
5,207.2
0.81%
0.97%
1.68%
2.52%
2.92%
Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Mar. 2008

Shareholders' Equity & Net D/E Ratio

Maintained the target of 2.0 times range, though net interest-bearing debt increased because of expanded new investments.


"V" PLAN
"G" PLAN
(billions of yen)
(times)
5.01 times
Net D/E ratio
4.12 times
2.83 times
2.47 times
2.57 times
393.0
443.2
663.8
745.5
779.8
Shareholders' equity

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
Shareholders' equity (Y bn)	393.0	443.2	663.8	745.5	779.8
Net interest-bearing debt (Y bn)	1,969.3	1,823.9	1,876.4	1,843.4	2,002.0
Net D/E ratio	5.01 times	4.12 times	2.83 times	2.47 times	2.57 times

Shareholders' Equity & Net Risk Asset

Net Risk Asset is kept managed within the range of shareholders' equity, though it has increased along with the growing total assets.


"V" PLAN
"G" PLAN
(billions of yen)
625.6
584.7
572.6
642.5
708.3
Net risk asset
393.0
443.2
663.8
745.5
779.8
Shareholders' equity

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
Shareholders' equity (Y bn) ①	393.0	443.2	663.8	745.5	779.8
Net risk asset (Y bn) ②	625.6	584.7	572.6	642.5	708.3
①−②	-232.6	-141.5	91.2	103.0	71.5

Achieving Sustainable Growth by Promoting CSR-Centered Management

Clients	Shareholders	Society & Environment	Employees
• Provide satisfying products and services • Promote fair deal	• Assure management transparency • Reinforce disclosure regime • Enhance group governance	• Social action programs • Global environmental protection activities	• Respect individual values and diversity of group employees
Faith & Trust	Enterprise Value	Contribution & Coexistence	Work environment & conditions

Pursuing the interests of and satisfying each stakeholder of the Marubeni Group


Coexistence
Society
Fairness
Environment
Laws, Regulations, Culture, Conventions, and Ethics
Economy
Balance
Put emphasis on CSR and Environmental Issues
●Practice of company creed "Fairness, Innovation and Harmony"
●Build awareness of compliance, social contributions and environmental issues

A Third-Party Opinion on the CSR Report 2008

Junichi Mizuo, Ph.D.
Professor, Graduate School, Surugadai University

President, Institute of Economics at Surugadai University, Doctorate in Business Management, Director, Nippon Academy of Management Education, Director, Japan Society for Business Ethics Study
Books:
"Improving Management through CSR" (published by Toyo Keizai Inc.), "Management Ethics for Self-Governance" (published by Chikura Publishing Company), and others



The Marubeni Group (hereinafter, "Marubeni") introduced its new medium-term management plan "SG2009" in fiscal 2008 in order to pursue management based on "Defense and Offense" and "Screening and Concentrating," and the key idea in the management plan was "Sustainable Growth." The "CSR Report 2008" was created with a variety of stakeholders in mind, and it aims to report about Marubeni, which celebrates the 150th anniversary of its establishment. Specifically, the report highlights major aspects, such as the fact that Marubeni has enriched the reporting of major CSR issues related to its business fields including compliance, environment, human rights/labor, and international contribution. My comments on these issues are as follows.

Highly evaluated points

1. Adequate disclosure of processes to develop and pass on the cultural heritage of Marubeni

Marubeni marks its 150th anniversary, and the report fully discloses its history, which is in keeping with the Marubeni culture. The company's aim is to be a better member of society, which is rooted in the Company Doctrine: "Fairness, Innovation, and Harmony."

This is manifested, for example, in the financial aid to overseas scholarship funds and social welfare and a variety of social contribution activities by individual and/or voluntary groups of employees of the Marubeni Group, which has business operations not only in Japan but also worldwide. The CSR Report 2008 specifically reports about the expansion of a scholarship fund in ASEAN countries as part of the 150th anniversary projects, as a symbol of the gratitude and future expectations for its activities in recipient countries.

2. Substantial disclosure of defensive and offensive CSR through business activities

Every business organization needs a robust corporate governance system, which consists mainly of defensive and offensive CSR. The former involves ensuring the safety and security of society and compliance such as internal controls over financial reporting, and the latter involves motivating employees and active investments to increase customer value. The CSR Report 2008 confirms that the synergy between defensive CSR and offensive CSR has led to the successful implementation of the "G" PLAN and five consecutive terms of record revenue.

The process of achieving such successful results involves Marubeni's environmental business, which is backed by its insights into the prediction and understanding of trends, including investments in newer energy sources and technologies, environmental recycling and aggressive participation in the CO_2 emissions credit business.

With regard to the development of human resources, the CSR Report 2008 describes Marubeni's efforts to foster a healthy working environment for employees, including efforts to promote work-life balance aggressively, such as the Family Support Leave and Spouse Relocation Leave System, in addition to measures for prohibition of discrimination and prevention of harassment toward fostering a "work environment that respects human rights." The report reveals that these efforts are the driving force behind the defensive and offensive CSR of Marubeni.

Points for future improvement

1. Enhancement and reporting of activities with awareness of dialogues with stakeholders

The CSR Report should clarify how the CSR activities of Marubeni are perceived and evaluated by stakeholders through dialogues with them. Such dialogues with stakeholders will provide Marubeni with important clues to further promotion and improvement of Marubeni's CSR activities.

For example, recommendations proposed in the final presentations of the existing college internship programs could provide directions for new CSR. Disclosing the impressions and opinions of business customers about the CSR Report will become ever more important.

As a result, Marubeni will be able to find a way to integrate its own goals and stakeholders' expectations with its business strategies, and to find clues for further development of new values. The important thing is that Marubeni fulfills its accountability by publicly disclosing such efforts and resulting improvements in the next fiscal year. In this manner, Marubeni can further promote its CSR and business activities.

2. Company, employees, and labor union working together on CSR

The CSR Report 2008 discloses CSR activities such as social contributions by Marubeni's employees. Employees are important stakeholders for Marubeni and are beneficiaries of Marubeni's CSR activities. At the same time, however, they are also key participants in Marubeni's CSR activities, and their understanding and consent are crucial to the success of the CSR activities. Marubeni needs to pay more attention to employees' opinions and comments about its CSR activities and CSR Reports. It also needs to consider employees' comments on how the CSR Reports can be used by customers and staff at sales sites.

In addition, engagement with the labor union will become important for Marubeni in promoting its CSR activities in cooperation with its employees. Since the understanding and cooperation of the union is becoming ever more important, especially with regard to efforts on human rights, labor, and the environment, Marubeni is required to consider opinions of the labor union about the CSR activities. It will become increasingly important for the company, employees, and labor union to work together on CSR. Needless to say, such tripartite CSR activities should involve mutual cooperation and responsible attitude of all three parties.

Marubeni should disclose opinions of its employees and the labor union and the resulting improvements in the next CSR Report to fulfill its responsibility. This could eventually lead to an increased awareness of and participation in CSR activities from employees and the labor union, and will thus lay the foundation for sustainable growth.

Response to the Third-Party Opinion

By Mamoru Sekiyama, Senior Managing Executive Officer, Member of the Board
Chairman of CSR & Environment Committee;

Thank you very much for your valuable feedback.

With regard to your comments in fiscal 2007 on "Further CSR promotion activities: Sponsoring the 'Energy/Earth Environment' forum," we have launched the "Environmental Awareness Promotion Campaign" designed for directors/employees of the Marubeni Group and their families. The environment seminar was held with an external lecturer, and an internal movie show was sponsored, where a film on environmental issues was featured. In addition, leaflets describing environmental activities that can be conducted at home were also distributed among families of directors/employees of the Marubeni Group in order to raise their awareness. With respect to your comments on "Stakeholders' engagement," we also received many comments from our readers that we should describe more fully our CSR activities as a general trading company on a global basis. Accordingly as a special feature for this year's CSR Report, we included the overseas scholarship fund and social contribution activities by foreign subsidiaries in the report.

With regard to your comment on "Enhancement and reporting of activities with awareness of dialogues with stakeholders," we will make full use of your suggestions on the use of the recommendations presented at the final presentations of the existing college internship programs. We will use your suggestions as clues for further improvement of our business and CSR activities and will publicize the outcomes in the next CSR Report in order to enhance interactive communication with our stakeholders. With regard to your comment on "Company, employees, and labor union working together on CSR," we have already been working with the labor union by exchanging opinions on the promotion of the work-life balance through respect for human rights and further improvement of leave systems in order to make a better working environment for employees, who are one of the important stakeholders. We will continue with such dialogues to promote mutual understanding between the organization and its employees. We will carefully consider the possibility of publicly disclosing such dialogues.

Corporate Data

Marubeni is taking advantage of its global network spanning 126 branches and offices in 71 countries. Marubeni handles a variety of goods and services; at the same time, it finances and invests in company projects and businesses.

Corporate Data As of March 31, 2008 (with the exception of items marked with*, as of April 1, 2008)

Company Name: Marubeni Corporation
Founded: May 1858
Incorporated: December 1, 1949
Paid-in Capital: 262,686,000,000 yen
Number of Shareholders: 133,522
Number of Shares Issued and Outstanding: 1,737,940,900
Number of Employees: 3,729 (excluding the 384 local employees in overseas branches and offices, and the 1,246 local employees in overseas corporate subsidiaries)
Number of Domestic Offices*: 11
Number of Overseas Branches, Offices, and Subsidiaries*: 115 locations in 70 countries (comprising 52 overseas branches and offices, 22 overseas corporate subsidiaries with 63 offices)

History

May	1858:	Founded Marubeni
January	1872:	Established "Benchu" in Motomachi, Osaka
March	1921:	Established Marubeni Shoten Ltd.
September	1941:	Established Sanko Kabushiki Kaisha Ltd. by merging Marubeni Shoten Ltd., C. Itoh & Co., Ltd., and Kishimoto Shoten Ltd.
September	1944:	Established Daiken Co., Ltd. by merging Sanko Kabushiki Kaisha Ltd., Daido Boeki Kaisha Ltd., and Kureha Cotton Spinning Co., Ltd.
December	1949:	Established Marubeni Co., Ltd.
September	1955:	Changed the trade name to Marubeni-lida Co., Ltd. by merging Marubeni Co., Ltd. and Takashimaya-lida Co., Ltd.
April	1966:	Merged with Totsu Co., Ltd.
January	1972:	Changed the trade name to Marubeni Corporation
January	1973:	Merged with Nanyo Bussan Co., Ltd.
October	2001:	Established Marubeni-Itochu Steel Inc. through a merger of Steel Products Division of Marubeni Corporation and ITOCHU Corporation

Organizational Chart


General Meeting of Shareholders
Board of Directors
President
Corporate Management Committee
Committee of Chief Operating Officers
Committee of Executive Officers
Corporate Auditors
Board of Corporate Auditors
Corporate Auditor Dept.
Audit Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Communications Dept.
Corporate Planning & Strategy Dept.
Regional Coordination & Administration Dept.
Information Strategy Dept.
Corporate Accounting Dept.
Business Accounting Dept.-I
Business Accounting Dept.-II
Business Accounting Dept.-III
Finance Dept.
Risk Management Dept.
Legal Dept.
Research Institute
Nagoya Planning & Administration Dept.
Osaka Planning & Administration Dept.
Food Div.
Lifestyle Div.
Forest Products Div.
Chemicals Div.
Energy Div.
Metals & Mineral Resources Div.
Transportation Machinery Div.
Power Projects & Infrastructure Div.
Plant, Ship, & Industrial Machinery Div.
Real Estate Development Div.
FT, LT, IT, & Innovative Business Div.
Iron & Steel Strategies and Coordination Dept.
Abu Dhabi Trade House Project Dept.
Domestic Branches & Offices
Overseas Branches & Offices
Overseas Corporate Subsidiaries


Total Number of Employees
(Non-consolidated: as of March 31, 2008)
(Persons)
5,000
4,000
3,000
2,000
1,000
0
3,717
3,586
3,562
3,677
3,729
2003
2004
2005
2006
2007
Number of Employees per Region
(Non-consolidated: as of March 31, 2008)
Other 144
Asia 270
Europe 84
North America 133
Japan 3,098

Reference Guidelines

The GRI "Sustainability Reporting Guidelines Version 3.0" and the Ministry for the Environment's "Environmental Report Guidelines (2005 Edition)" were consulted during the compilation of this report. The following table lists indicators in the GRI Guidelines and the corresponding pages of this report.

Indicators		Pages
1. Strategy and Analysis		
1.1	Statement from the most senior decision-maker of the organization (e.g., CEO, chair, or equivalent senior position) about the relevance of sustainability to the organization and its strategy.	1, 3, 15, 51, 52
1.2	Description of key impacts, risks, and opportunities.	15, 16, 20, 21, 35-40, 49-52
2. Organizational Profile		
2.1	Name of the organization.	54
2.2	Primary brands, products, and/or services.	35, 41-46, 54
2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries, and joint ventures.	54
2.4	Location of organization's headquarters.	Back cover
2.5	Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report.	54
2.6	Nature of ownership and legal form.	54
2.7	Markets served (including geographic breakdown, sectors served, and types of customers/beneficiaries).	50
2.8	Scale of the reporting organization, including: Number of employees; Net sales (for private sector organizations) or net revenues (for public sector organizations); Total capitalization broken down in terms of debt and equity (for private sector organizations); and Quantity of products or services provided.	49-52, 54
2.10	Awards received in the reporting period.	10
3. Report Parameters		
REPORT PROFILE		
3.1	Reporting period (e.g., fiscal/calendar year) for information provided.	1
3.2	Date of most recent previous report (if any).	48
3.3	Reporting cycle (annual, biennial, etc.).	48
3.4	Contact point for questions regarding the report or its contents.	48
REPORT SCOPE AND BOUNDARY		
3.5	Process for defining report content, including: Determining materiality; Prioritizing topics within the report.	16
ASSURANCE		
3.13	Policy and current practice with regard to seeking external assurance for the report. If not included in the assurance report accompanying the sustainability report, explain the scope and basis of any external assurance provided. Also explain the relationship between the reporting organization and the assurance provider(s).	53
4. Governance, Commitments, and Engagement		
GOVERNANCE		
4.1	Governance structure of the organization, including committees under the highest governance body responsible for specific tasks, such as setting strategy or organizational oversight.	17, 18, 19, 36
4.3	For organizations that have a unitary board structure, state the number of members of the highest governance body that are independent and/or non-executive members.	17
4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body.	17, 47, 48
4.5	Linkage between compensation for members of the highest governance body, senior managers, and executives (including departure arrangements), and the organization's performance (including social and environmental performance).	18
4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and social performance and the status of their implementation.	15, 21, 27, 35, 36
4.9	Procedures of the highest governance body for overseeing the organization's identification and management of economic, environmental, and social performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct, and principles.	17-21, 35, 36
4.10	Processes for evaluating the highest governance body's own performance, particularly with respect to economic, environmental, and social performance.	18
COMMITMENTS TO EXTERNAL INITIATIVES		
4.11	Explanation of whether and how the precautionary approach or principle is addressed by the organization.	15-20, 35-39
4.12	Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or endorses.	21, 36, 55, 56
STAKEHOLDER ENGAGEMENT		
4.14	List of stakeholder groups engaged by the organization.	16, 52
4.15	Basis for identification and selection of stakeholders with whom to engage.	16, 47, 48

To: CSR & Global Environment Section, Corporate Communications Department, Marubeni Corporation

Marubeni CSR Report 2008 Questionnaire

FAX +81-3-3282-2331

Thank you for reading the "Marubeni CSR Report 2008."
As a reference for preparing next year's report, please kindly fill out the questionnaire below, and FAX it to us at the number indicated above. The results produced from the questionnaire will only be used in preparing the next report. Any personal information will not be used beyond the scope necessary for the abovementioned purpose.

Please check the applicable answers. ☑

Q1. From what standpoint did you read this report?

☐ Business partner ☐ Marubeni shareholder ☐ Government-related ☐ Press-related ☐ Research/education institution ☐ Financial/investment organization ☐ Person in charge of environmental affairs at a company or organization ☐ NGO/NPO ☐ Student ☐ Employee (including family members) of Marubeni Group ☐ Other [Please specify:]

Q2. For what purpose do you intend to use this report?

☐ General reference ☐ Business partner reference ☐ Investor reference
☐ Other [Please specify:]

Q3. Please evaluate this report.

Content	☐ Sufficient	☐ Average	☐ Insufficient
Length	☐ Too long	☐ Appropriate	☐ Too short
Design	☐ Good	☐ Average	☐ Poor
Difficulty	☐ Easy to understand	☐ Average	☐ Difficult to understand

Q4. Which sections of this report were particularly impressive? Please indicate the reason for your choice. (You can select more than one section.)

☐ Publication of the CSR Report 2008
☐ Message from the President
☐ Special Feature 1: 150th Anniversary: A History of Marubeni's CSR
☐ Special Feature 2: Marubeni's Worldwide Social Contribution Activities

General Thoughts toward CSR
☐ Marubeni Group's Corporate Social Responsibility
☐ Corporate Governance and CSR

Working with Our Employees
☐ Basic Philosophy on People
☐ Creating Better Working Conditions for Employees

Working with Society
☐ Basic Principles for Social Contribution
☐ Social Contribution Activities of the Marubeni Group

Toward a Better Global Environment
☐ Basic Policies on Environmental Activities
☐ Status of the Initiatives Undertaken for Environmental Protection
☐ Verification of the Initiatives for the Environment
☐ Environmental Accounting
☐ Environmental Business

☐ Communication Tools

Economic Performance
☐ Results of the Medium-term Management Plan "G" PLAN
☐ New Medium-term Management Plan "SG2009" – Beyond your expectations... Marubeni –

☐ A Third-Party Opinion on the CSR Report 2008
☐ Corporate Data
☐ Other
[Please specify:]

Reasons for selections:

Q5. Which parts of the report, if any, do you think should be improved, and what details should be included?

Q6. Please feel free to make any comments on this report or on Marubeni's CSR activities.

Thank you for your cooperation. Please fill in the following section (optional).

Name		Gender	Male/Female	Age
Address				
E-mail		TEL		
Occupation/Organization		Department/Title		

Indicators		Pages
5. Management Approach and Performance Indicators		
Economic Performance Indicators		
EC1	Direct economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and governments.	18, 28, 29, 32, 34, 40, 49-52
EC2	Financial implications and other risks and opportunities for the organization's activities due to climate change.	35-46
EC7	Procedures for local hiring and proportion of senior management hired from the local community at locations of significant operation.	21, 22
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind, or pro bono engagement.	28-34
Environmental Performance Indicators		
EN3	Direct energy consumption by primary energy source.	38
EN6	Initiatives to provide energy-efficient or renewable energy based products and services, and reductions in energy requirements as a result of these initiatives.	38, 43-45
EN7	Initiatives to reduce indirect energy consumption and reductions achieved.	38
EN13	Habitats protected or restored.	31
EN16	Total direct and indirect greenhouse gas emissions by weight.	38
EN17	Other relevant indirect greenhouse gas emissions by weight.	38
EN22	Total weight of waste by type and disposal method.	38
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation.	37
EN27	Percentage of products sold and their packaging materials that are reclaimed by category.	41-46
EN28	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations.	40
EN29	Significant environmental impacts of transporting products and other goods and materials used for the organization's operations, and transporting members of the workforce.	37
EN30	Total environmental protection expenditures and investments by type.	40
Labor Practices and Decent Work Performance Indicators		
LA1	Total workforce by employment type, employment contract, and region.	54
LA3	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by major operations.	23, 24, 26
LA4	Percentage of employees covered by collective bargaining agreements.	24
LA8	Education, training, counseling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases.	23, 24, 26
LA11	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	24, 25
LA12	Percentage of employees receiving regular performance and career development reviews.	23
Human Rights Performance Indicators		
HR6	Operations identified as having significant risk for incidents of child labor, and measures taken to contribute to the elimination of child labor.	21, 22
HR7	Operations identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of forced or compulsory labor.	21, 22
HR8	Percentage of security personnel trained in the organization's policies or procedures concerning aspects of human rights that are relevant to operations.	21, 22, 23
Society Performance Indicators		
SO1	Nature, scope, and effectiveness of any programs and practices that assess and manage the impacts of operations on communities, including entering, operating, and exiting	18, 37
SO3	Percentage of employees trained in organization's anti-corruption policies and procedures.	20
SO7	Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes.	20
SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations.	20, 40
Product Responsibility Performance Indicators		
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products and services during their life cycle, by type of outcome.	20
PR5	Practices related to customer satisfaction, including results of surveys measuring customer satisfaction.	48
PR7	Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship by type of outcome	20
PR8	Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data.	20
PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services.	20

Mixed Sources

PRINTED WITH SOY INK

Marubeni
CORPORATION

Corporate Communications Department
1-4-2 Ohtemachi, Chiyoda-ku, Tokyo 100-8088
Tel 81-3-3282-2109 Fax 81-3-3282-2331 http://www.marubeni.com

Published July 2008

82-616

Marubeni CORPORATION

News Release

Marubeni Launch into Maintenance Services for Steel Mills in USA

Marubeni Corporation
Marubeni America Corporation
May 26, 2008

Marubeni Corporation together with Marubeni America Corporation (collectively "Marubeni") are pleased to announce that it has successfully completed the acquisition of 95% equity interest of KMA Manufacturing LLC ("KMA") through purchase of equity interest and subscription of additional equity.

KMA's headquarter and factory are located in Pittsburgh, Pennsylvania, USA and is providing maintenance services for steel mills throughout USA, which includes repair and replacement of machinery and related components. KMA is also manufacturing and providing repair work as subcontractor to equipment/parts suppliers.

KMA has signed the Service Agreement with Nucor Steel Corporation to extend the maintenance services for its steel mill which is under construction in Memphis, Tennessee ("Nucor Memphis"). In accordance with the Service Agreement, KMA will construct a new maintenance center adjacent to Nucor Memphis to extend maintenance services as a Primary Service Provider and will also expand its services to other Nucor mills located in Arkansas, Mississippi and Alabama.

As most of steel mills in USA are aging and many of them have intention to further outsource necessary maintenance works to reduce maintenance cost, stable and continuous demand of maintenance services is expected. In addition to the new maintenance center in the south, Memphis, KMA plans to expand its business territory into western part of USA in near future.

Plant, Ship & Industrial Machinery Division of Marubeni has abundant experiences in supplying machinery and equipment for steel mills as EPC contractor all over the world. By launching into maintenance business in USA through KMA, Marubeni will further expand its range of services for steel mills.

Name : KMA Manufacturing LLC
Address : 685 State Street, Vanport, Pennsylvania, USA
Foundation : January 13, 2003
Business : Maintenance Services for Machinery, Equipment and Parts for Steel Mill

82-616

Marubeni CORPORATION

News Release

New cable installation project by Qatar General Electricity & Water Corporation

Marubeni Corporation
Jun 3, 2008

Marubeni Corporation has been awarded a new cable installation project by Qatar General Electricity & Water Corporation (KAHRAMAA) dated 27th April, 2008 for a total contract value of roughly 13.5 billion yen. This project comprises one of the packages of the Qatar Power Transmission System Expansion – Phase VIII (EHV Power Cables) Project. This cable installation project will reinforce the electricity transmission network in the northwest area of Doha city. Marubeni Corporation tendered for the project using LS Cable Ltd. (the biggest cable manufacturing company in Korea) for the supply of the transmission cable system and El Sewedy Cables (Egypt) for the supply of distribution cable. The total length of the cable routes is approximately 10km and the total length of cable is approximately 100km.

Marubeni Corporation has worked with Kahramaa since 2003. This latest project is the 5th major electricity infrastructure project that KAHRAMAA has awarded to MC. Other recent notable projects include the GTC/117/2006 project supply power to New Doha International Airport and Ras Abu Aboud Substation and the GTC/124/2006/C and GTC/14/2003 projects which both facilitated major expansions of the Qatar Power Transmission System.

The economy of Qatar is currently booming with surging oil and gas prices facilitating large scale investment in major infrastructure projects across all industrial sectors.

MC has made significant investments in resources and facilities in Qatar in order to deliver the large scale infrastructure projects that it has been awarded in the electricity sector and also the sewerage treatment sector.?MC is keen to build on this investment and experience for the successful delivery of future infrastructure projects in Qatar.

82-616

Marubeni CORPORATION

RECEIVED

2008 NOV 18 P 3: 13

News Release

A Series of Newspaper Reports on June 16, 2008

Marubeni Corporation
Jun 16, 2008

Regarding the lawsuit filed against Marubeni by an affiliate of Lehman Brothers, Inc., we explained in our press release on April 12, 2008 that Marubeni as a company had no involvement in the alleged fraud and forgery of any of the documents concerned and, accordingly, we have no payment obligations whatsoever.

According to today's news, Shingo Yamaura, a former contract employee of Marubeni, together with Shigenori Saito, a former president of Asclepius Ltd. and Yuzuru Yamanaka, a former president of LTT Bio-Pharma Co., Ltd., were arrested on suspicion of fraud and forgery of certain documents. Marubeni disciplinarily terminated Mr. Yamaura as of March 10 based on his admission obtained during our internal investigations that he allowed unauthorized access to a Marubeni conference room at the direction of Mr. Saito and Mr. Yamanaka.

We reported this criminal incident to the police and have been fully cooperating with the police investigation. We will continue to fully cooperate with the police investigation in the hope that the investigation will reveal the facts of this incident.

82-616

Marubeni CORPORATION

News Release

PERU LNG Secures US$2.25 Billion in Third Party Financing

Marubeni Corporation
Jul 3, 2008

Marubeni Corporation ("Marubeni") announced that PERU LNG(*) has secured US$2.25 Billion in loans from third party credit agencies to finance the construction of the PERU LNG project on 26th June, 2008.

The project financing comprises loans from the Inter-American Development Bank (IADB), International Finance Corporation(IFC), Export-Import Bank of the United States(US Ex-Im Bank), The Export-Imort Bank of Korea(K-Exim Bank), the Italian Export Credit Agency SACE, Societe Generale, BANCO BILBAO VIZCAYA ARGENTARIA SA(BBVA), Calyon Corporate and Investment Bank, Sumitomo Mitsui Banking Corporation, ING Bank NV, Mizuho Corporate Bank Ltd and The Bank of Tokyo-Mitsubishi UFJ Ltd. Peru LNG expects to complete its financing process later this year with the close of its bonds coming from Peruvian capital markets.

The Natural gas feedstock will be supplied from Camisea gas field through the 408 kilo-meter pipeline owned by PERU LNG and processed at LNG Plant located at Pampa Melchorita area, about 170 kilo-meter south of Peruvian capital Lima. The total project cost is estimated approximately US$3.8 Billion and the production capacity will be 4.4 million metric ton per year. The construction is on schedule and initial deliveries of LNG are anticipated in the first half of 2010. The LNG will be purchased by Repsol YPF through its gas marketing subsidiary under the 18 years sale and purchase agreement.

Marubeni will proactively pursue the opportunities for a new acquisition of LNG projects in order to further enhance their capacity of securing natural energy resources, also, through PERU LNG project, Marubeni will continually make efforts for the economic and sustainable development of Peru.

(*)Partnership : Hunt Oil Company (50%) of the United States, SK Energy (20%) of South Korea, Repsol YPF (20%) of Spain and Marubeni (10%) of Japan

82-616

Marubeni CORPORATION

News Release

Marubeni is awarded a Contract for Construction of Co-generation Power Plant from an IPP in Thailand

Marubeni Corporation
Jul 16, 2008

The consortium of Marubeni Corporation ("Marubeni") and Black & Veatch ("B&V") has been awarded a contract for Construction of a 380MWe gas-fired Co-generation Power Plant from Glow Energy Plc ("Glow"), who is one of the biggest Independent Power Producers (IPP) in Thailand. The Contract Price is equivalent to approximately JPY 33 billion and the plant is expected to be commissioned by September 2011. Marubeni is responsible for procurement of main equipment of the plant such as Gas Turbine Generator and Steam Turbine Generator from Siemens, as well as overall civil and installation works. The main off-taker of the electricity and steam to be produced by the Plant will be the industrial estate located in Map Ta Phut, Rayong, Thailand.

The plant is located in the Map Ta Phut Industrial Estate, an area which is governed by one of the most stringent environmental regulations in Thailand. In order to successfully promote this project, Glow has allocated additional funds to reduce emissions from the existing facilities, and achieve overall reduction equivalent to 125% of the expected emission from their new plant. Such efforts to increase power & steam production capacity while mitigating overall impact on the environment was also positively recognized by the Ministry of Natural Resources and Environment, and as a result the project was granted EIA approval despite being located in an area which is controlled by one of the most stringent environmental regulations in Thailand.

This is the 5th phase of Glow's power plant construction project in the above mentioned industrial estate. Marubeni has successfully completed the contracts for Phase-3 (550MW, approximately JPY 50 billion) in 1996, and Phase-4 (76MW, approximately JPY 6 billion) in 2003 and 2004 respectively.

Marubeni was also awarded large Combined Cycle Power Plant projects by the Electricity Generating Authority of Thailand (EGAT) in both 2005 and 2006, and will continue to focus on new projects that will contribute to the development of Thailand's power sector.

Signing Ceremony

82616


Marubeni
BLACK & VEATCH
suez

82-616

July 29, 2008
Marubeni Corporation

Financial Results for the 1st Quarter of FY2008 (US GAAP Basis)

(Unit billions of yen)

Operating Results	FY2008 1Q Results	FY2007 1Q Results	FY07/08 Variance	Variance in Percentage	Yearly Prospects FY2008	
Total volume of trading transactions (*1)	¥ 2,751.3	¥ 2,399.6	¥ 351.7	15%	¥ 11,300.0	24%
Gross trading profit	156.4	133.5	22.8	17%	650.0	24%
Selling, general and administrative expenses	-95.8	-89.6	-6.2	-	-425.0	23%
Provision for doubtful accounts	-0.1	-0.2	0.1	-	-5.0	1%
Operating profit (*1)	60.5	43.7	16.8	38%	220.0	27%
Interest expense, net of interest income	-10.8	-10.5	-0.3	-	-45.0	24%
Dividends	7.7	7.5	0.2	-	20.0	39%
Gain (loss) on investment securities	0.6	8.5	-7.9	-	} 10.0	} 56%
Gain (loss) on property and equipment	0.7	0.4	0.3	-		
Other-net	4.3	3.6	0.6	-		
Equity in earnings (losses) of affiliated companies	18.3	13.7	4.6	-	65.0	28%
Income (loss) from continuing operations before income taxes	81.3	67.0	14.3	21%	270.0	30%
Provision (benefit) for income taxes	-26.9	-21.4	-5.5	-	-95.0	28%
Minority interests in consolidated subsidiaries	-3.6	-1.4	-2.2	-	-10.0	36%
Net income (loss)	50.8	44.1	6.7	15%	165.0	31%

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice

Revenue (*2)	1,135.3	954.7	180.6	19%

(*2) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19

Adjusted operating profit (*3)	60.5	43.9	16.7	38%	225.0	27%
Core earnings (*4)	75.8	54.6	21.2	39%	265.0	29%

(*3) Adjusted operating profit = Gross trading profit + SGA expenses
(*4) Core earnings = Adjusted operating profit + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

Financial Condition	June 30, 2008	March 31, 2008	Variance
Total assets	5,264.6	5,207.2	57.4
(Current assets)	(2,705.5)	(2,607.9)	(97.6)
(Fixed assets)	(2,559.1)	(2,599.3)	(-40.2)
Shareholders' equity	772.9	779.8	-6.9
Interest-bearing debt	2,447.9	2,442.3	5.6
Net interest bearing debt	2,061.3	2,002.0	59.3
D/E ratio (*5)	2.67 x	2.57 x	+0.10 points

(*5) D/E ratio is calculated based on net interest-bearing debt

Cash Flow	FY2008 1Q
Cash flow from operating activities	-5.8
Cash flow from investing activities	-74.0
Free Cash Flows	-79.8
Cash flow from financing activities	63.2
Effect of exchange rate changes	-15.0
Changes in cash and cash equivalents	-31.6

Increase/Decrease in the Surplus/Deficit of Consolidated Companies	FY2008 1Q	FY2007 1Q	Variance
No. of profit making companies	314	310	4
Surplus amount	57.4	40.7	16.7
No. of loss making companies	134	121	13
Deficit amount	-6.4	-3.8	-2.6
No. of companies, total	448	431	17
Net Income (loss)	51.0	36.9	14.1
Ratio of profit making companies	70.1%	71.9%	-1.8 points

Major Financial Indicators and Yearly Prospects

Major Financial Indicators		FY2008 1Q	FY2007 1Q	Variance	*Assumptions for FY2008 yearly prospects* FY2008
1) Foreign Exchange Rate (YEN/USD)		104.55	120.79	(Yen up by 16.24 yen)	100.00
2) JPY TIBOR(%)		0.841	0.670	(up by 0.171 points)	1.000
USD LIBOR(%)		2.752	5.358	(down by 2.606 points)	3.200
3) Oil (USD/Barrel)	*North Sea Brent	96	58	(up by USD 38/Barrel)	85
Copper (USD/MT)	*LME	7,763	5,941	(up by USD 1,822/MT)	7,000

(note) Figures for North Sea Brent oil and LME copper are the average of the actual prices for the three months of January to March.

The forecast and prospects on this document are based upon available information and assumptions as of the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.

Outline of Financial Results for the 1st Quarter of FY2008

Highlights of FY2008 1Q Financial Results

○ Net income for the period increased 6.7 billion yen (15%) year-on-year to 50.8 billion yen, which renewed our quarterly record.
Actual result reached 31% of the yearly prospect. The first quarter of the "SG2009" started favorably.

○ Gross trading profit increased 22.8 billion yen (17%) year-on-year to 156.4 billion yen. Income before income taxes amounted 81.3 billion yen, increased by 14.3 billion yen or 21% year-on-year.

○ Adjusted operating profit increased 16.7 billion yen (38%) year-on-year to 60.5 billion yen. Core earnings rose 21.2 billion yen (39%) year-on-year to 75.8 billion yen.

○ Total assets amounted 5,264.6 billion yen, increasing 57.4 billion yen compared with that on March 31, 2008. That was due to increase of operating recievables and inventory assets. Shareholders' equity decreased 6.9 billion yen from the end of the previous fiscal year to 772.9 billion yen due to deterioration in net unrealized losses on foreign currency exchanges, in spite of buildup of net income for the period.

○ Net interest-bearing debt at the end of the quarter increased 59.3 billion yen to 2,061.3 billion yen. The D/E ratio was 2.67x.

Main Items

1) Total volume of trading transactions ... 2,751.3 billion yen
Total volume of trading transactions increased 351.7 billion yen over the same period of the previous fiscal year (The impact of higher yen was 155.0 billion yen negative)
By segment, major growth was recorded in Energy (+198.6), Food (+101.8) (unit billions of yen)

2) Gross trading profit ... 156.4 billion yen
Year-on-year growth was 22.8 billion yen See below chart for segmental figures

3) Selling, general, and administrative expenses ... -95.8 billion yen
Year-on-year increase was 6.2 billion yen, due mainly to personnel expenses

4) Provision for doubtful accounts ... -0.1 billion yen
No major change from the same period of the previous year.

5) Interest expense, net of interest income ... -10.8 billion yen
This item increased 0.3 billion yen year-on-year

6) Dividends ... 7.7 billion yen
This item increased 0.2 billion yen year-on-year

7) Gain (Loss) on investment securities ... 0.6 billion yen
・Gain (Loss) on sales of investment securities 5.5 billion yen (-3.4 billion yen year-on-year)
・Valuation loss on investment securities -4.8 billion yen (-4.5 billion yen year-on-year)
This item deteriorated with 7.9 billion yen decrease year-on-year, due to appraisal loss on foreign shares or loss on fund management operation, along with the rebound from gains on sales of overseas business posted in the previous year.

8) Gain (Loss) on property and equipment ... 0.7 billion yen
・Gain on sale of property and equipment 0.7 billion yen (+0.1 billion yen year-on-year)
・Loss on sale /Valuation loss of property and equipment -0.0 billion yen (+0.1 billion yen year-on-year)
The net gain/loss improved by 0.3 billion yen compared with the same period the previous year

9) Other-net ... 4.3 billion yen
This item rose 0.6 billion yen year-on-year.

10) Equity in earnings (losses) of affiliated companies ... 18.3billion yen
This item increased 4.6 billion yen year-on-year.
Major factors are as follows,

Marubeni-Itochu Steel Inc	4.7 billion yen	(+1.5 billion yen year-on-year)
Los Pelambres copper business	3.0 billion yen	(+0.3 billion yen year-on-year)
Ship related operations	1.7 billion yen	(+1.7 billion yen year-on-year)

(Unit billions of yen)

Operating Segments	Gross trading profit FY08 1Q	FY07 1Q	Variance	Net income (loss) FY08 1Q	FY07 1Q	Variance	Main reasons for increase/decrease
Food	26.4	18.5	7.9	3.0	4.4	-1.4	[illegible]
Lifestyle	7.7	8.4	-0.7	0.9	0.7	0.2	Gross trading profit declined due to shrinkage of profit in apparel products and materials. Net profit for the period increased because of cost cutting, notwithstanding
Forest Products	11.3	10.8	0.5	2.5	2.5	-	[illegible]
Chemicals	9.6	7.7	1.9	2.5	1.2	1.3	Both gross trading profit and net income increased due to profit rise in inorganic, agricultural and basic chemicals
Energy	20.8	22.5	-1.7	10.9	10.0	0.9	[illegible]
Metals & Mineral Resources	7.8	4.9	2.9	6.0	4.5	1.6	Both gross trading profit and net income for this segment rose due to higher prices in steel materials and also due to improvement of profit margin in light metal transactions
Transportation Machinery	11.7	13.6	-1.9	3.3	7.1	-3.8	Sales of overseas automobile-related business caused shrinkage of gross trading profit. In addition, gain on marketable shares and improvement of tax payment posted last year caused net income decrease for this period.
Power Projects & Infrastructure	11.8	6.5	5.3	6.4	3.1	3.2	Gross trading profit increased with contribution from Caribbean vertically integrated power project, which was consolidated as a subsidiary in the second quarter last year. On top of that, improvement in tax expenses pushed up the segmental net income
Plant, Ship & Industrial Machinery	5.7	6.2	-0.5	3.8	1.6	2.2	Gross trading profit decreased due to decline in plant business. However, net income increased because of equity in earnings from ship-related business
Real Estate Development	13.5	8.2	5.4	4.2	1.8	2.4	Both gross trading profit and net income increased from profit rise on large-scaled apartment development and sales of real estate for institutional investors
FT, LT, IT & Innovative Business	11.7	8.3	3.4	0.4	1.3	-0.9	Gross trading profit increased owing to a PC wholesale subsidiary and other domestic subsidiaries. However, net income dropped due to loss on fund management
Iron & Steel Strategies and Coordination	0.3	0.2	0.1	5.0	3.1	1.9	Net income for the period increased due to increase in equity in earnings of Marubeni-Itochu Steel Inc.
Overseas corporate subsidiaries & branches	20.5	19.7	0.8	1.4	0.7	0.7	Gross trading profit increased and pushed up net income mainly in Marubeni America
Corporate & elimination	-2.6	-2.0	-0.6	0.7	2.2	-1.5	――
Consolidated	156.4	133.5	22.8	50.8	44.1	6.7	

(Note) In April 2008, Marubeni made some changes in its business segmentation
"Textile" and "Forest Products & General Merchandise" were reorganized into "Lifestyle" and "Forest Products"
"Transportation & Industrial Machinery","Power Project" and "Plant, Ship & Infrastructure" were reorganized into "Transportation Machinery", "Power Projects & Infrastructure" and "Plant, Ship & Industrial Machinery"
"Information & Communication" and "Finance, Logistics & New Business" were integrated into "FT, LT, IT & Innovative Business".
"Domestic Branches and Offices" which used to be included in "Corporate & Elimination" was distributed into each product segment
Segmental information for FY2007 has been altered accordingly.

82-616

Marubeni CORPORATION

News Release

Execution of Share Purchase Agreement with Temasek - Acquisition of Singapore's largest power generation company -

Marubeni Corporation
The Kansai Electric Power Co., Inc.
Kyushu Electric Power Co., Inc.
Japan Bank for International Cooperation
Sep 5, 2008

The consortium comprised of Marubeni Corporation (Headquarters: Chiyoda-ku, Tokyo, President and CEO: Mr. Teruo Asada), The Kansai Electric Power Co., Inc. (Headquarters: Kita-ku, Osaka, President: Mr. Shosuke Mori), Kyushu Electric Power Co., Inc. (Headquarters: Chuo-ku, Fukuoka, President: Mr. Toshio Manabe), Japan Bank for International Cooperation (Headquarters: Chiyoda-ku, Tokyo, Governor: Mr. Koji Tanami) and GDF Suez S.A. (Headquarters: Paris, France, Chairman and CEO: Mr. Gerard Mestrallet) (jointly the "Consortium") has reached the agreement with Temasek Holdings (Private) Limited ("Temasek") to acquire all the shares of Senoko Power Limited ("SPL") today.

SPL is located in the Northern part of Singapore, and is the largest power generation company in the country. SPL owns and operates total generation capacity of 3,300MW, which constitutes about 32% of installed generation capacity in Singapore. Electricity generated by SPL is mainly supplied to customers through its wholly owned retail providers.

By participation to this acquisition, the Consortium will gain stable profit through electricity sales in Singapore, a worthwhile market as a foundation of overseas projects in Asia, and where expansion of electricity demand accordingly with stable economic growth is continuously expected. Furthermore, by providing electricity supply after the acquisition, and by energy streamlining through the repowering operation, this acquisition would be a foothold for each of the private enterprises to further develop overseas investment business, together with contributing to the development of power project as an essential infrastructure in the country.

Appendix 1: Outline of Senoko Power Limited 2: Outline of the Consortium Members (28KB)

82-616

Marubeni CORPORATION

News Release

Marubeni Corporation selected as an index component of the Dow Jones Sustainability World Index (DJSI World)

Marubeni Corporation
Sep. 9, 2008

Marubeni Corporation ("Marubeni") has been selected as an index component of the Dow Jones Sustainability World Index (DJSI World) for the year 2008-2009.
The DJSI World is one of the best known measures of Socially Responsible Investment (SRI)* in the world; this year 320 companies from all over the world were selected for the index, including 36 Japanese companies.
The DJSI World evaluates companies for a high level of sustainability based on the three principal criteria of "Economic", "Environment" and "Social", as well as criteria specific to each company.
Only companies with excellent scores are selected for the index.

* SRI Index
An index of socially responsible investment based not only the financial aspects of companies but also on Corporate Social Responsibility (CSR) measures as important criteria for investment decisions.

<Website of "DJSI">

http://www.sustainability-indexes.com/

82-616

Marubeni CORPORATION

News Release

Marubeni has agreed with Xstrata Coal to increase its shareholding in Resource Pacific Holdings Pty Limited to 22.22%, which becomes an affiliated company of Marubeni.

Marubeni Corporation
Oct. 16, 2008

Marubeni Corporation and Marubeni Coal Pty Ltd (together "Marubeni") have agreed with Titan Holdings Finance Pty Limited ("Titan"), a wholly owned subsidiary of Xstrata Coal Pty Limited ("Xstrata Coal"), both of Australia, to increase Marubeni's shareholding in Resource Pacific Holdings Pty Limited ("RP") also of Australia, from the current 10.24% to 22.22%. This deal requires Marubeni to make a further investment of \13 billion in RP. RP will become Marubeni's affiliated company.

Following the Cooperation Deed executed last December by Marubeni and Titan, Marubeni has worked with Titan as an "associate" during its takeover bid for RP and has been granted an option to purchase RP shares upon the completion of the takeover bid.

Marubeni and Titan have been in negotiations with regard to the exercise of the call option and the new shareholders agreement since April of this year, when the takeover of RP was completed, and have now reached an agreement.

RP has been producing high quality semi-soft coking coal from the Ravensworth Underground coal mine (formerly known as the Newpac coal mine) in the Hunter Valley, New South Wales, Australia since 2004. It expanded its annual production capacity up to 4 million ROM tons by installing a longwall in January 2007 and has been ramping up operations since then.

Through this further investment in RP and existing sales agency for Ravensworth Underground coal, Marubeni will secure the supply source of high quality semi-soft coking coal and will have active involvement in the management of RP through its representation on the board of RP.

Marubeni also intends to strengthen its relationship with Xstrata Coal, by further exploring collaboration opportunities with Xstrata Coal in the worldwide coal industry.

<Company profile of Resource Pacific Holdings Pty Limited>
Company Name : Resource Pacific Holdings Pty Limited
Location : Level 38, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia
Main Business : Management and operation of Ravensworth Underground coal mine

<Company profile of Xstrata Coal Pty Limited>
Company Name : Xstrata Coal Pty Limited
Location : Level 38, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia
Main Business : Production and marketing of coal worldwide

<Related Release>

May 18, 2007 Marubeni has agreed to subscribe to 23.6 million shares of Resource Pacific Holdings Limited by way of a share placement
http://www.marubeni.com/news/2007/070518e.html

Marubeni
CORPORATION

82-616

Marubeni and Osaka Gas to participate in Australian gas / power business through investment to GAIL

Marubeni Corporation
Osaka Gas Co., Ltd.
October 31, 2008

A consortium of Marubeni Corporation (Headquarter: Chiyoda-ku, Tokyo; President and CEO: Teruo Asada; "Marubeni") and Osaka Gas Co., Ltd. (Headquarter: Chuo-ku, Osaka; President and CEO: Hiroshi Ozaki; "Osaka Gas") was finalized today as equity partners for APA Group ("APA")'s 100% subsidiary, APA GasNet Australia Investment Limited ("GAIL"). The consortium will acquire 80.1% of the shares by December 2008, and within the consortium Marubeni and Osaka Gas will respectively hold 49.9% and 30.2%. APA will consequently continue to be a 19.9% shareholder of GAIL.

APA is a major energy company managing gas pipelines, gas processing plants, and gas storage facilities throughout Australia. In recent years, APA has also been penetrating in power generation, power transmission, and gas distribution businesses. Marubeni and Osaka Gas will be taking part in business involving energy-related assets that have been transferred from APA, through investment towards GAIL. GAIL will be operating gas pipelines, power generating facilities, gas processing plants and interconnectors within Australia, and is expected to generate stable revenue for mid- and long-term, based on long-term contracts and regulated rate system. (See below for GAIL assets.)

Marubeni and Osaka Gas, together with APA, will devote to succeeding in GAIL projects, and will contribute to development of the Australian energy industry as they expand business portfolio in Australia.

<GAIL Assets>

1. Murraylink (Transmission Line 176km)
2. Directlink (Transmission Line 63km)
3. Telfer (Gas Pipeline 442km)
4. Nifty (Gas Pipeline 46km)
5. Bonaparte (Gas Pipeline 286km)
6. Wickham Point (Gas Pipeline 13km)
7. Mt Isa (Power Station 32000kw)
8. Daandine (Power Station 27000kw)
9. Kogan North
   (Gas Processing Facility320,000 m³/day)
10. Tipton West
   (Gas Processing Facility770,000 m³/day)


5
6
Mt Isa
7
3
4
8
Daandine
10
Kogan
9
Tipton
2
1

<Company Profile>

Name : APA Group
Location : New South Wales, Australia
Founded : 2000
Business Outline :
Gas pipeline, gas processing plant, gas fired power station, gas storage facility, power transmission line, etc.
Major Shareholders :
Petronas Australia Pty Ltd 16.70%
Lazard Asset Management 6.2%
Investors Mutual 4.7%

Name: Marubeni Corporation
Headquarter: 1-4-2 Ohtemachi, Chiyoda-ku, Tokyo JAPAN
President and CEO: Teruo Asada
Capital: 262 billion yen
Founded: December 1949
Business Outline: General trading company
Sales: 10.6 trillion yen (as of March 2008)

Name: Osaka Gas Co., Ltd.
Headquarter: 4-1-2 Hiranomachi, Chuo-ku, Osaka JAPAN
President and CEO: Hiroshi Ozaki
Capital: 132 billion yen
Founded: April 1897
Business Outline: Production and distribution of gas; generation and distribution of power; etc.
Sales: 1.2 trillion yen (as of March 2008)

Contact:

Marubeni Corporation
Corporate Communications Dept. Media Relations Section
TEL: 03(3282)4260

Osaka Gas Co., Ltd
Corporate Communications Dept. Media Relations Team
TEL: 06(6205)4515

82-616

Marubeni CORPORATION

News Release

Reports of false offers of employment in China.

Marubeni Corporation
Nov.12, 2008

We have recently become aware of reports of false offers of employment by Marubeni Corporation circulating widely in China by way of e-mail which uses Marubeni Corporation's name and corporate logo. Such false offers of employment are seemed to be used in order to fraudulently obtain funds for the costs associated with training activities. Marubeni Corporation and our subsidiaries in China never use personal e-mail addresses for the purposes of recruitment. We have not referred such recruitment activities to any external third parties and any such offers of employment have no connection with Marubeni Corporation.

Although we are going to take all the necessary steps to halt such false offers of employment, it is difficult to eliminate all such activities. We ask that you please be alert to all such false offers of employment.

"Reports of false offers of employment in China." in Chinese Language.

Marubeni CORPORATION

LISTED COMPANY AWARD OF THE YEAR
東証上場会社表彰
Marubeni received the Disclosure Award for 2007 from Tokyo Stock Exchange.

Dow Jones Sustainability Indexes

Financial Results for the 2nd Quarter of FY2008

(April 1, 2008 - September 30, 2008)

November 5, 2008

Marubeni Corporation

(TSE Code: 8002)

**This document is an English translation of statements written initially in Japanese. The original in Japanese should be considered the primary version.*

Financial Results for the 2nd Qu

(Unit: billions of yen)

Operating Results	FY2008 1Q-2Q Results	FY2007 1Q-2Q Results	FY07/08 Variance	Variance in Percentage	Prospects for FY2008: Revised prospect at October 2008	Progress ratio	Initial prospect at May 2008
Total volume of trading transactions (*1)	¥ 5,881.8	¥ 5,097.0	¥ 784.8	15%	¥ 11,900.0	49%	¥ 11,300.0
Gross trading profit	340.1	281.4	58.7	21%	675.0	50%	650.0
Selling, general and administrative expenses	-200.9	-185.3	-15.5	-	-420.0	-	-425.0
Provision for doubtful accounts	0.2	-0.5	0.6	-	-3.0	-	-5.0
Operating profit (*1)	139.4	95.6	43.8	46%	252.0	55%	220.0
Interest expense, net of interest income	-19.9	-18.8	-1.2	-	-44.0	-	-45.0
Dividends	12.5	12.3	0.2	-	27.0	-	20.0
Gain (loss) on investment securities	0.2	8.7	-8.6	-	} -25.0	-	} 10.0
Gain (loss) on property and equipment	-0.2	0.8	-1.0	-			
Other-net	4.5	1.0	3.5				
Equity in earnings (losses) of affiliated companies	33.9	23.7	10.2	-	60.0	-	65.0
Income (loss) from continuing operations before income taxes	170.3	123.3	47.0	38%	270.0	63%	270.0
Provision (benefit) for income taxes	-58.4	-39.7	-18.6	-	-95.0	-	-95.0
Minority interests in consolidated subsidiaries	-5.5	-3.2	-2.3	-	-10.0	-	-10.0
Net income (loss)	106.4	80.3	26.1	32%	165.0	65%	165.0

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

Revenue (*2)	2,379.4	2,014.1	365.3	18%			

(*2) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

Adjusted operating profit (*3)	139.2	96.1	43.2	45%	255.0	55%	225.0
Core earnings (*4)	165.7	113.2	52.4	46%	298.0	56%	265.0

(*3) Adjusted operating profit = Gross trading profit + SGA expenses

(*4) Core earnings = Adjusted operating profit + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

Financial Condition	September 30, 2008	March 31, 2008	Variance from March 31
Total assets	5,499.0	5,207.2	291.8
(Current assets)	(2,897.3)	(2,607.9)	(289.4)
(Fixed assets)	(2,601.7)	(2,599.3)	(2.4)
Shareholders' equity	842.1	779.8	62.3
Interest-bearing debt	2,625.5	2,442.3	183.2
Net interest bearing debt	2,016.3	2,002.0	14.4
D/E ratio (*5)	2.39 x	2.57 x	-0.18 points

(*5) D/E ratio is calculated based on net interest-bearing debt

Cash Flow	1Q-2Q FY2008	1Q-2Q FY2007
Cash flow from operating activities	87.8	70.6
Cash flow from investing activities	-113.5	-144.2
Free Cash Flows	-25.7	-73.5
Cash flow from financing activities	213.9	42.5
Effect of exchange rate changes	-5.9	4.8
Changes in cash and cash equivalents	182.2	-26.2

Increase/Decrease in the Surplus/Deficit of Consolidated Companies	1Q-2Q FY2008	1Q-2Q FY2007	Variance
No. of profit making companies	336	329	7
Surplus amount	126.1	82.9	43.2
No. of loss making companies	116	102	14
Deficit amount	-14.4	-11.0	-3.4
No. of companies, total	452	431	21
Net Income (loss)	111.7	71.9	39.8
Ratio of profit making companies	74.3%	76.3%	-2.0%

Major Financial Indicators and Yearly Prospects

Major Financial Indicators			1Q-2Q FY08	1Q-2Q FY07	Variance	*Assumptions for the revised yearly prospects* 3Q-4Q FY08	
1) Foreign Exchange Rate (YEN/USD)			106.11	119.33	(Yen appreciation by 13.22 yen)	¥100.00	
2) JPY TIBOR(%)			0.848	0.735	(rise by 0.113% points)	1.000	
USD LIBOR(%)			2.831	5.402	(down by 2.571% points)	3.500	
3) Oil (USD/Barrel)	North Sea Brent	*1	110	64	(rise by USD46/barrel)	90	*2
Copper (USD/MT)	LME	*1	8,108	6,769	(rise by USD1,339/MT)	6,300	*2

*1 Figures for North Sea Brent oil and LME copper for 1Q-2Q are the average of the actual prices for the six months of January to June.

*2 Figures for North Sea Brent oil and LME copper for 3Q-4Q are the average prices for the six months of July to December.

The forecast and prospects on this document are based upon available information and assumptions as of the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.

82-616

October 31, 2008
Marubeni Corporation

rter of FY2008 and Prospects for FY2008 (US GAAP Basis)

Outline of Financial Results for the 2nd Quarter of FY2008

Highlights of 1st to 2nd Quarters of FY2008 Financial Results

○ Net income amounted to 106.4 billion yen, which renewed our record for the period, achieving an increase by 26.1 billion yen or 32% from 80.3 billion yen for the same period in the previous fiscal year.
As a consequence, it is ensured that the yearly profit for this fiscal year records the new high for the sixth consecutive years.

○ Gross trading profit for the period amounted to 340.1 billion yen, increased 58.7 billion yen or 21% compared with the same period of the previous year.
Operating profit increased 43.8 billion yen or 46% to 139.4 billion yen.
Income from continuing operations before income taxes increased 47.0 billion yen or 38% to 170.3 billion yen.

○ Adjusted operating profit increased 43.2 billion yen or 45% to 139.2 billion yen, and core earnings rose 52.4 billion yen or 46% to 165.7 billion yen, both representing steady growth of Marubeni's earnings power.

○ Shareholders' equity increased only slightly by 62.3 billion yen to 842.1 billion yen, despite the build up of net income. This is because accumulated other comprehensive profit-net decreased in accordance with the declines in stock prices and the appreciation of the yen.

○ Net interest-bearing debt was 2,016.3 billion yen, with an increase by 14.4 billion yen. The D/E ratio was 2.39 times.

Main Items

1) **Total volume of trading transactions ... 5,881.8 billion yen**
Total trading transactions increased 784.8 billion yen over the same period of the previous fiscal year. (Effect of yen appreciation is -314.0 billion yen.)
By segment, major growth was recorded in Energy (+443.2) and Food (+197.2).

2) **Gross trading profit ... 340.1 billion yen**
Year-on-year growth was 58.7 billion yen. Please see below chart for segmental figures.

3) **Selling, general, and administrative expenses ... -200.9 billion yen**
Year-on-year increase was 15.5 billion yen, owing mainly to personnel expenses.

4) **Provision for doubtful accounts ... 0.2 billion yen**
This item improved by 0.6 billion yen, in accordance with collection of receivables.

5) **Interest expense, net of interest income ... -19.9 billion yen**
This item increased by 1.2 billion yen year on year.

6) **Dividends ... 12.5 billion yen**
Year-on-year increase of 0.2 billion yen.

7) **Gain (Loss) on investment securities ... 0.2 billion yen**
・Gain (Loss) on sales of investment securities 16.4 billion yen (+ 6.4 billion yen year-on-year)
・Valuation loss on investment securities -16.2 billion yen (-15.0 billion yen year-on-year)
Despite the increase in gain on sales of investment securities, the appraisal losses on listed stocks diminished the net gain by 8.6 billion yen compared with the same period the previous year.

8) **Gain (Loss) on property and equipment ... -0.2 billion yen**
・Gain on sale of property and equipment 1.4 billion yen (-0.2 billion yen year-on year)
・Loss on sale /Valuation loss of property and equipment -1.5 billion yen (-0.8 billion yen year-on-year)
The net gain/loss slipped by 1.0 billion yen year-on-year.

9) **Other-net ... 4.5 billion yen**
This item improved by 3.5 billion yen year-on-year.

10) **Equity in earnings (losses) of affiliated companies ... 33.9 billion yen**
This item increased by 10.2 billion yen year-on-year.

Marubeni-Itochu Steel Inc.	10.1 billion yen	(+1.9 billion yen year-on-year)
Los Pelambres copper business	7.4 billion yen	(+0.4 billion yen year-on-year)
Ever Power	1.8 billion yen	(+1.8 billion yen year-on-year)
Ship related operations	1.7 billion yen	(+1.6 billion yen year-on-year)

(Unit: billions of yen)

Operating Segments	Gross trading profit 1Q-2Q FY08	Gross trading profit 1Q-2Q FY07	Gross trading profit Variance	Net income (loss) 1Q-2Q FY08	Net income (loss) 1Q-2Q FY07	Net income (loss) Variance	Main reasons for increase/decrease
Food	50.4	36.7	13.8	0.4	2.5	-2.1	Along with the earnings from grain trade, a group firm which became a subsidiary in the 2nd quarter last year pushed up gross trading profit for this term. Net income decreased due to appraisal losses on listed stocks and the effect from gains on sales of marketable securities posted in the previous year.
Lifestyle	16.8	18.2	-1.4	2.3	2.1	0.2	Despite profit increase in natural rubber trade, gross trading profit declined due to shrinkage of profit in apparel products and textile materials. Net profit for the period increased because of cost cutting, notwithstanding.
Forest Products	23.2	22.4	0.8	5.6	4.7	0.9	MUSI Pulp business and construction material trade pushed up gross trading profit. Net income improved accordingly, despite the decline in equity in earnings from overseas pulp processing business.
Chemicals	20.1	15.8	4.3	5.4	3.4	2.1	Gross trading profit increased due to higher sales in inorganic, agricultural and basic chemicals. Gross trading profit and increase in equity in earnings pushed up net income, in spite of the appraisal loss on listed stocks.
Energy	54.3	43.8	10.5	32.7	18.8	13.9	Gross trading profit increased mainly in concession business. Net income was pushed up by gains on marketable securities and higher dividends received, along with increased gross trading profit.
Metals & Mineral Resources	16.1	10.2	5.9	14.1	10.0	4.1	Both gross trading profit and net income for this segment rose due to higher prices in steel materials and also due to improvement of profit margin in light metal transactions.
Transportation Machinery	25.8	26.4	-0.6	5.5	10.0	-4.5	Sales of overseas automobile-related business caused shrinkage of gross trading profit. In addition, gain on marketable shares and improvement of tax payment posted last year caused net income decrease for this period.
Power Projects & Infrastructure	23.4	15.6	7.7	8.2	5.6	2.6	Gross trading profit increased with contribution from Caribbean vertically integrated power project, which was consolidated as a subsidiary in the 2nd quarter last year. On top of that, improvement in equity in earnings pushed up the segmental net income.
Plant, Ship & Industrial Machinery	12.7	11.7	1.0	5.8	2.9	2.9	Gross trading profit improved along with a new business in pulping machinery and a profit rise in industrial machinery related business. Net income increased because of higher gross trading profit and equity in earnings from ship-related business.
Real Estate Development	17.4	14.6	2.8	3.4	2.3	1.1	Both gross trading profit and net income increased from profit rise on large-scaled apartment development and sales of real estate for institutional investors.
FT, LT, IT & Innovative Business	25.0	16.9	8.1	0.9	1.9	-1.0	Gross trading profit increased owing to a PC wholesale subsidiary and other domestic subsidiaries. However, net income dropped due to loss on fund management.
Iron & Steel Strategies and Coordination	0.7	0.5	0.3	11.6	7.5	4.1	Net income for the period increased due to gains on sales of marketable securities and rise in equity in earnings.
Overseas corporate subsidiaries & branches	58.9	53.0	6.0	10.4	6.8	3.6	Net income was pushed up by gross trading profit increased mainly in Marubeni America.
Corporate & elimination	-4.9	-4.3	-0.6	0.1	1.7	-1.6	———
Consolidated	340.1	281.4	58.7	106.4	80.3	26.1	

(Note) In April 2008, Marubeni made some changes in its business segmentation.
"Textile" and "Forest Products & General Merchandise" were reorganized into "Lifestyle" and "Forest Products".
"Transportation & Industrial Machinery","Power Project" and "Plant, Ship & Infrastructure" were reorganized into "Transportation Machinery", "Power Projects & Infrastructure" and "Plant, Ship & Industrial Machinery".
"Information & Communication" and "Finance, Logistics & New Business" were integrated into "FT, LT, IT & Innovative Business".
"Domestic Branches and Offices" which used to be included in "Corporate & Elimination" was distributed into each product segment.
Segmental information for FY2007 has been altered accordingly.

Outline of FY2008 Prospects

○Accumulated net income for the 1st and the 2nd quarters amounted to 106.4 billion yen. The yearly prospect for net income for FY2008, however, is left unchanged in view of uncertainty of the global economy.

○ Yearly cash dividend for this term is planned to be 14 yen per share. Interim cash dividend is to be 7 yen per share as announced in April.

82-616

Financial Results for the 2nd Quarter of FY2008

November 5, 2008

Marubeni Corporation
TSE code: 8002

LISTED COMPANY AWARD OF THE YEAR
東証上場会社表彰
Marubeni received the Disclosure Award for 2007 from Tokyo Stock Exchange.

Dow Jones Sustainability Indexes

1. Net Income

Marubeni CORPORATION


<FY2008 1Q-2Q>
✓ Increase by 32% year-on-year (Income for 1Q-2Q increased for the seventh consecutive year.)
✓ Renewed a record high for six months results for the fifth consecutive year.
✓ Yearly prospect remains unchanged from the initial yearly prospect.
Yearly
1Q-2Q Results
Pros. at the start of fiscal year
180
160
140
120
100
80
60
40
20
0
34.6
19.7
41.2
24.2
73.8
38.1
119.3
65.6
147.2
80.3
+26.1bn y
32%up
Yearly Pros.
165.0
106.4
1Q-2Q Actual
Progress 65%
Pros.at the start 33.0
Pros.at the start 37.0
Pros.at the start 60.0
Pros.at the start 100.0
Pros.at the start 135.0
Pros.at the start 165.0
FY2003
FY2004
FY2005
FY2006
FY
FY
"V"PLAN
"G"PLAN
SG

<Dividends per share>	***JPY 3.0***	***JPY 4.0***	***JPY 7.0***	***JPY 10.0***	***JPY 13.0***	***JPY 14.0 (plan)***
(interim dividend - inclusive)			*(JPY 2.0)*	*(JPY 3.5)*	*(JPY 6.0)*	*(JPY 7.0)*

2. Adjusted Operating Profit & Core Earnings

Marubeni CORPORATION

Adjusted Operating Profit

<FY2008 1Q-2Q>

- ✓ 45% of increase year-on-year. (Increase for the fifth consecutive years.)
- ✓ Renewed the record for the fourth consecutive year.
- ✓ Yearly prospect for this item has been revised upward to be 255.0 billion yen.



(billions of yen)
300
250
200
150
100
50
0
Adjusted Operating Profit (1Q-2Q)
Adjusted Operating Profit (Yearly)
38.5
80.2
44.6
95.0
68.6
151.8
90.1
165.9
96.1
203.5
+43.2
45%
139.2
1Q-2Q
Actual
Revised
Yearly
Prospect
255.0
upward
revision
+30.0
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
"V"PLAN
"G"PLAN

Adjusted Operating Profit = Gross Trading Profit + SGA expenses (excluding restructuring costs up to FY2006 or prior.)

Core Earnings

<FY2008 1Q-2Q >

- ✓ 46% increase year-on-year.
- ✓ Six month earnings increased for the fifth consecutive year.
- ✓ Yearly prospect revised upward to be 298.0 billion yen.



(billions of yen)
350
300
250
200
150
100
50
0
Core earnings (1Q-2Q)
Core earnings (Yearly)
80.0
109.9
171.3
202.1
239.6
+52.4
46%
Revised
Yearly
Prospect
298.0
+33.0
FY2003
FY2004
FY2005
FY2006
FY2008
"V"PLAN
"G"PLAN

Core Earnings = Adjusted Operating Profit + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

3. Business Portfolio and Earnings Structure


CORE EARNINGS
FY2008
1Q-2Q
JPY 165.7 bn
Energy
Resources
39%
Metals
&Mineral
Resources
Machinery
15%
Plant·Ship
Infrastructure
Materials
18%
Chemicals
Forest Products
Iron & Steel Strategies
Food
Consumer Products
12%
Real Estate Development
FT,LT,IT &
Innovative
Business
*
Resources
65.3 billion yen
(39%)
+24.1
year-on-year
Resources
41.3 billion yen
Non-resources**
94.1 billion yen
(57%)
+27.4
year-on-year
Non-resources**
66.7 billion yen
FY2007
1Q-2Q
JPY 113.2 bn
Resources
36%
Consumer
Products
10%
Materials
20%
18%
Machinery


TOTAL ASSETS
September 30, 2008
JPY 5,499.0 bn
Resources
22%
Machinery
24%
Materials
14%
Consumer
Products
25%
*
March 31, 2008
JPY 5,207.2 bn
Resources
19%
Machinery
25%
15%
Materials
Consumer
Products
27%

*) Overseas Corporate Subsidiaries & Branches, Corporate & Eliminations, etc.

**) *Non-resources* represents total of Machinery, Materials, Consumer Products, and Overseas Corporate Subsidiaries.

4. Shareholders' Equity and Net D/E Ratio

Marubeni CORPORATION


"V"PLAN
"G"PLAN
SG2009
(billions of yen)
800
700
600
500
400
300
200
100
0
(times)
6
5
4
3
2
1
0
5.01times
4.12times
Net DE ratio
(right axis)
Shareholders' equity
(left axis)

	March-2004	March-2005	March-2006	March-2007	March-2008	September-2008
Shareholders' equity (bn yen)	393.0	443.2	663.8	745.5	779.8	842.1
Net interest-bearing debt (bn yen)	1,969.3	1,823.9	1,876.4	1,843.4	2,002.0	2,016.3
Net D/E ratio (times)	5.01times	4.12times	2.83times	2.47times	2.57times	2.39times

5. Shareholder's Equity and Net Risk Assets

Marubeni CORPORATION



"V"PLAN
"G"PLAN
SG2009
(billions of yen)
900
800
700
600
500
400
300
200
0
842.1
779.8
745.5
663.8
625.6
584.7
724.0
708.3
642.5
572.6
Net Risk Asset
Shareholders' equity

	March-2004	March-2005	March-2006	March-2007	March-2008	September-2008
■ Shareholders' equity (bn yen) ①	393.0	443.2	663.8	745.5	779.8	842.1
□ Net risk assets (bn yen) ②	625.6	584.7	572.6	642.5	708.3	724.0
Risk buffer (①-②)	-232.6	-141.5	91.2	103.0	71.5	118.1

6. New Investments

Marubeni CORPORATION

SG2009 Target		Allocation Plan	FY2008 1Q-2Q Summary
Investment Plan (2-year total) : ¥600.0 billion		Share	Amount
Fields in which the Group will accumulate assets by conentrating fund allocation from the medium and long-term perspectives	Energy & Natual Resources Overseas I(W)PP	50%	¥40.0 billion
Fields in which the Group will expand and develop its solid earnings base through value chain development	Distribution & Trading	30-40%	¥10.0 billion
Fields in which the Group will target the creation of new business models	Environment, Financial Services & Innovative Business	10-20%	¥10.0 billion
Total		**100%**	**¥60.0 billion**

※Investment into copper development project in Chile is scheduled to be booked in the 3rd quarter of FY2008.

7. Cash Flows

Marubeni CORPORATION


■ Net cash provided by investing activities
□ Net cash provided by operating activities
350
300
250
200
150
100
50
0
-50
-100
201.6
Depreciation n amortization 53.3
Net income 34.6
58.0
Free C/F
259.5
173.8
Depreciation n amortization 64.4
Net income 41.2
46.0
Free C/F
219.9
133.4
Depreciation n amortization 72.7
Net income 73.8
-193.8
Free C/F
-60.4
Depreciation n amortization 101.1
152.1
Net income 119.3
-135.1
16.9
Free C/F
235.3
Depreciation n amortization 96.4
Net income 147.2
-306.9
Free C/F
-71.6
Depreciation n amortization 49.8
Net income 106.4
87.8
-113.5
Free C/F
-25.7
FY2003
FY2004
FY2005
FY2006
FY2008 1Q-2Q
"V"PLAN
"G"PLAN
SG2009

8. Progress of SG2009

Marubeni CORPORATION

Quantitative Targets	"SG2009" March 31, 2010	FY2008 2Q	
Consolidated Net Income (2-year total)	350 Billion Yen	1Q-2Q actual 106.4 Billion Yen (Progress 30%)	☺
Consolidated Net D/E Ratio	2.00～2.50 x	2.39 x	☺
Risk Assets	Less than Total Shareholders' Equity	724.0 Billion Yen (Shareholders' Equity 842.1 Billion Yen)	☺
ROA	More than 3%	<for reference only> calculated on 1Q-2Q actual profit 1.99 %	☺

By achieving above targets, Marubeni will continue to increase its shareholders' equity as well as to retain ROE at a certain level.

Shareholders' Equity	More than 1 Trillion Yen	842.1 Billion Yen
ROE	Approx. 18%	<for reference only> calculated on 1Q-2Q actual profit 13.13%

(Reference) Net Income by Segment

Marubeni CORPORATION



(billions of yen)
55
50
45
40
35
30
25
20
15
10
5
0
-5
Left① : FY07 Yearly -actual-
Left② : FY07 1Q-2Q -actual-
Right① : FY08 Yearly -prospect-
Right② : FY08 1Q-2Q - actual-
10.4
2.5
7.5
0.4
4.1
2.1
4.5
2.3
9.7
4.7
12.0
5.6
5.6
3.4
7.5
5.4
38.9
18.8
51.0
32.7
22.2
10.0
27.5
14.1
14.1
10.0
11.0
5.5
11.5
5.6
14.0
8.2
5.5
2.9
9.0
5.8
2.6
2.3
3.0
3.4
-1.9
1.9
6.5
0.9
16.5
7.5
17.0
11.6
7.0
6.8
14.0
10.4
Food
Lifestyle
Forest Products
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Power Projects & Infrastructure
Plant, Ship & Industrial Machinery
Real Estate Development
FT, LT, IT & Innovative Business
Iron & Steel Strategies and Coordination Dept.
Overseas Corporate Subsidiaries

FY2008 Assumptions of the Yearly Prospects and Price Sensitivity

	<initial estimate>		<revised estimate for 3Q & 4Q>
①Foreign Exchange Rate	***100 YEN/USD***	⇒	***100 YEN/USD***
②Oil (North Sea Brent)	***USD 85/Barrel***	⇒	***USD 90/Barrel***
③Copper	***USD 7,000/MT***	⇒	***USD 6,300/MT***

1YEN/USD fluctuation raises or lowers consolidated net income by approx.600-700mil yen. (on yearly basis)

USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 600 mil yen. (on yearly basis)

USD100/MT fluctuation raises or lowers consolidated net income by approx. 300 mil yen. (on yearly basis)

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE PERFORMANCE OF MARUBENI AND ITS GROUP COMPANIES, BASED ON MANAGEMENT'S ASSUMPTIONS IN LIGHT OF CURRENT INFORMATION. THE FOLLOWING FACTORS MAY THEREFORE INFLUENCE ACTUAL RESULTS.

THESE FACTORS INCLUDE CONSUMER TRENDS IN JAPAN AND IN MAJOR GLOBAL MARKETS, PRIVATE CAPITAL EXPENDITURES, CURRENCY FLUCTUATIONS, NOTABLY AGAINST THE U.S. DOLLAR, MATERIALS PRICES, AND POLITICAL TURMOIL IN CERTAIN COUNTRIES AND REGIONS.

82-616

Marubeni CORPORATION

LISTED COMPANY AWARD OF THE YEAR
東証上場会社表彰
Marubeni received the Disclosure Award for 2007 from Tokyo Stock Exchange.

Dow Jones Sustainability Indexes

Outline of Financial Results for the 2nd Quarter of FY2008

October 31, 2008

Marubeni Corporation

(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

left blank

Marubeni CORPORATION

Agenda

left blank

Marubeni CORPORATION

1. FY2008 1Q-2Q Financial Highlights

(billions of yen)	FY03	FY04	FY05	FY06	FY07 1Q-2Q actual	FY07 Yearly actual	FY08 1Q-2Q actual	FY08 (variance)	FY08 Revised Yearly Pros.	Progress in percentage
Total volume of trading transactions	7,902.5	7,936.3	8,686.5	9,554.9	5,097.0	10,631.6	5,881.8	(+784.8)	11,900.0	49%
Gross trading profit	406.8	433.4	502.0	531.2	281.4	596.9	340.1	(+58.7)	675.0	50%
SGA expenses	-326.6	-340.6	-350.3	-365.3	-185.3	-393.4	-200.9	(-15.5)	-420.0	-
Provision for doubtful accounts	-0.8	-6.3	-8.5	-0.9	-0.5	-3.4	0.2	(+0.6)	-3.0	-
Operating profit	**79.4**	**86.5**	**143.2**	**165.0**	**95.6**	**200.2**	**139.4**	**(+43.8)**	**252.0**	55%
Interest expense-net	-23.0	-19.8	-24.1	-32.7	-18.8	-43.3	-19.9	(-1.2)	-44.0	-
Dividends received	7.2	9.0	12.1	20.7	12.3	23.6	12.5	(+0.2)	27.0	-
Others	-3.4	-14.1	-29.7	-4.1	10.5	-20.0	4.5	(-6.0)	-25.0	-
Equity in earnings (*)	-	25.7	31.6	44.9	23.7	55.7	33.9	(+10.2)	60.0	-
Income (losses) before income taxes (*)	60.1	87.3	133.1	193.8	123.3	216.2	170.3	(+47.0)	270.0	63%
Provision (benefit) for income taxes	-35.7	-41.8	-47.5	-68.2	-39.7	-60.5	-58.4	(-18.6)	-95.0	-
Minority interests in income (loss) of consolidated subsidiaries	-3.0	-1.4	-5.4	-6.3	-3.2	-8.4	-5.5	(-2.3)	-10.0	-
Equity in earnings	14.3	-	-	-	-	-	-	-	-	-
Loss from discontinued operations (after income tax)	-1.1	-2.9	-6.4	-	-	-	-	-	-	-
Net income/loss	**34.6**	**41.2**	**73.8**	**119.3**	**80.3**	**147.2**	**106.4**	**(+26.1)**	**165.0**	65%

*(note *) From FY2006 onwards, "Equity in earnings" will be included in "Income (losses) before income taxes". The figures for FY2004 and FY2005 have been revised accordingly.*

2. Net Income

Marubeni CORPORATION


(billions of yen)
<FY2008 1Q-2Q>
✓ Increase by 32% year-on-year (Income for 1Q-2Q increased for the seventh consecutive year.)
✓ Renewed a record high for six months results for the fifth consecutive year.
✓ Yearly prospect remains unchanged from the initial yearly prospect.
Yearly
1Q-2Q Results
Pros. at the start of fiscal year
180
160
140
120
100
80
60
40
20
0
34.6
19.7
41.2
24.2
73.8
38.1
119.3
65.6
147.2
80.3
+26.1bn y
32%up
Yearly Pros.
165.0
106.4
1Q-2Q Actual
Progress 65%
Pros.at the start 33.0
Pros.at the start 37.0
Pros.at the start 60.0
Pros.at the start 100.0
Pros.at the start 135.0
Pros.at the start 165.0
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
"V"PLAN
"G"PLAN
SG2009

<Dividends per share> (interim dividend - inclusive)	FY2003	FY2004	FY2005	FY2006	FY2007	FY2008
	JPY 3.0	JPY 4.0	JPY 7.0 (JPY 2.0)	JPY 10.0 (JPY 3.5)	JPY 13.0 (JPY 6.0)	JPY 14.0 (plan) (JPY 7.0)

3. Adjusted Operating Profit


(billions of yen)
300
250
200
150
100
50
0
<FY2008 1Q-2Q>
✓ 45% of increase year-on-year. (Increase for the fifth consecutive years.)
✓ Renewed the record for the fourth consecutive year.
✓ Yearly prospect for this item has been revised upward to be 255.0 billion yen.
□ Adjusted Operating Profit (1Q-2Q)
■ Adjusted Operating Profit (Yearly)
38.5
80.2
44.6
95.0
68.6
151.8
90.1
165.9
96.1
203.5
+43.2 bn yen
45%up
139.2
1Q-2Q
Actual
Progress
55%
(to revised
yearly
prospect)
Revised Yearly Prospect
255.0
upward
revision
+30.0
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
"V"PLAN
"G"PLAN
SG2009

Adjusted Operating Profit = Gross Trading Profit + SGA expenses (excluding restructuring costs up to FY2006 or prior.)

4. *Core Earnings*


(billions of yen)
<FY2008 1Q-2Q >
✓ 46% increase year-on-year.
✓ Six month earnings increased for the fifth consecutive year.
✓ Yearly prospect revised upward to be 298.0 billion yen.
□ Core earnings (1Q-2Q)
■ Core earnings (Yearly)
350
300
250
200
150
100
50
0
40.4
80.0
55.0
109.9
84.1
171.3
106.1
202.1
113.2
239.6
+52.4 bn yen 46%up
165.7
1Q-2Q Results
Progress 56% (to revised yearly prospect)
Revised Yearly Prospect
298.0
upward revision +33.0
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
"V"PLAN
"G"PLAN
SG2009

Core Earnings = Adjusted Operating Profit + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

5. Balance Sheets

Marubeni CORPORATION

(billions of yen)	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008	Sept. 2008	Changes (from Mar. 2008)
Current Assets	2,080.0	2,093.4	2,168.6	2,502.6	2,607.9	2,897.3	(+289.4)
Investments/Fixed Assets	2,174.2	2,114.7	2,418.5	2,370.7	2,599.3	2,601.7	(+2.4)
Total Assets	4,254.2	4,208.0	4,587.1	4,873.3	5,207.2	5,499.0	(+291.8)
Short-term loans (*)	803.6	659.1	588.1	334.9	301.4	457.7	(+156.4)
Long-term interest bearing debt	1,651.3	1,627.3	1,678.8	1,943.5	2,140.9	2,167.8	(+26.9)
Interest-bearing debt	2,454.8	2,286.4	2,267.0	2,278.4	2,442.3	2,625.5	(+183.2)
(*) including current portion of long-term debt							
Net interest-bearing debt	1,969.3	1,823.9	1,876.4	1,843.4	2,002.0	2,016.3	(+14.4)
Shareholders' equity	393.0	443.2	663.8	745.5	779.8	842.1	(+62.3)
Net D/E ratio (times)	5.01 times	4.12 times	2.83times	2.47times	2.57times	2.39times	(-0.18points)
Equity Ratio (%)	9.2%	10.5%	14.5%	15.3%	15.0%	15.3%	(+0.3points)
Current Ratio (%)	105.9%	111.2%	110.6%	133.1%	136.5%	136.2%	(-0.3points)
ROA (%)	0.81%	0.97%	1.68%	2.52%	2.92%	-	-
ROE (%)	10.59%	9.87%	13.33%	16.94%	19.31%	-	-

6. Total Assets and ROA


(billions of yen)
(%)
6,000
5,500
5,000
4,500
4,000
3,500
3,000
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4,254.2
4,208.0
4,587.1
4,873.3
5,207.2
5,499.0
0.81 %
0.97 %
1.68 %
2.52 %
2.92 %
Total Assets
ROA
March-2004
March-2005
March-2006
March-2007
March
September-2008
"V"PLAN
"G"PLAN
SG2009

7. Shareholders' Equity and Net D/E Ratio

Marubeni CORPORATION



"V"PLAN
"G"PLAN
SG2009
(billions of yen)
(times)
Net DE ratio (right axis)
Shareholders' equity (left axis)
5.01times
4.12times
2.83times
2.47times
2.57times
2.39times
393.0
443.2
663.8
745.5
779.8
842.1

	March-2004	March-2005	March-2006	March-2007	March-2008	September-2008
Shareholders' equity (bn yen)	393.0	443.2	663.8	745.5	779.8	842.1
Net interest-bearing debt (bn yen)	1,969.3	1,823.9	1,876.4	1,843.4	2,002.0	2,016.3
Net D/E ratio (times)	5.01times	4.12times	2.83times	2.47times	2.57times	2.39times

8. Shareholder's Equity and Net Risk Assets

Marubeni CORPORATION



"V"PLAN
"G"PLAN
SG2009
(billions of yen)
900
800
700
600
500
400
300
200
0
Net Risk Asset
Shareholders' equity
393.0
625.6
443.2
584.7
663.8
572.6
745.5
642.5
779.8
708.3
842.1
724.0

	March-2004	March-2005	March-2006	March-2007	March-2008	September-2008
□ Shareholders' equity (bn yen) ①	393.0	443.2	663.8	745.5	779.8	842.1
□ Net risk assets (bn yen) ②	625.6	584.7	572.6	642.5	708.3	724.0
Risk buffer (①-②)	-232.6	-141.5	91.2	103.0	71.5	118.1

Marubeni CORPORATION

9. New Investments

SG2009 Target		Allocation Plan	FY2008 1Q-2Q Summary
Investment Plan (2-year total) : ¥600.0 billion		Share	Amount
Fields in which the Group will accumulate assets by conentrating fund allocation from the medium and long-term perspectives	Energy & Natual Resources Overseas I(W)PP	50%	¥40.0 billion
Fields in which the Group will expand and develop its solid earnings base through value chain development	Distribution & Trading	30-40%	¥10.0 billion
Fields in which the Group will target the creation of new business models	Environment, Financial Services & Innovative Business	10-20%	¥10.0 billion
Total		**100%**	**¥60.0 billion**

※Investment into copper development project in Chile is scheduled to be booked in the 3rd quarter of FY2008.

10. Progress of SG2009

Marubeni CORPORATION

Quantitative Targets	"SG2009" March 31, 2010	FY2008 2Q	
Consolidated Net Income (2-year total)	350 Billion Yen	1Q-2Q actual 106.4 Billion Yen (Progress 30%)	☺
Consolidated Net D/E Ratio	2.00～2.50 x	2.39 x	☺
Risk Assets	Less than Total Shareholders' Equity	724.0 Billion Yen (Shareholders' Equity 842.1 Billion Yen)	☺
ROA	More than 3%	<for reference only> calculated on 1Q-2Q actual profit 1.99 %	☺

By achieving above targets, Marubeni will continue to increase its shareholders' equity as well as to retain ROE at a certain level.

Shareholders' Equity	More than 1 Trillion Yen	842.1 Billion Yen
ROE	Approx. 18%	<for reference only> calculated on 1Q-2Q actual profit 13.13%

11. Business Portfolio and Earnings Structure

Marubeni CORPORATION

Net Income


FT, LT, IT & Innovative Business
Consumer Products 7%
Real Estate Development
Lifestyle
Food
Energy
Resources JPY 46.8 bn
Resources 44%
Iron & Steel Strategies
FY2008 1Q-2Q
JPY106.4 bn
Materials 21%
Chemicals
Forest Products
Metals & Mineral Resources
Non-resource** JPY 59.5 bn
Infrastructure
18%
Machinery
Consumer Products 10%
Resources JPY 61.1 bn
Materials
FY2007 Yearly
JPY 147.2
Resources 41%
Non-resources** JPY 85.0 bn
22%
Machinery 21%

Total Assets


Resources 22%
Consumer Products 25%
September 30, 2008
JPY 5,499.0 bn
Machinery 24%
Materials 14%
Resources 19%
Consumer Products 27%
March 31, 2008
JPY 5,207.2 bn
Machinery 25%
15%
Materials

*) Overseas Corporate Subsidiaries & Branches, Corporate & Eliminations, etc.
) **Non-resources represents total of Machinery, Materials, Consumer Products, and Overseas Corporate Subsidiaries.

12. Cash Flows


(billions of yen)
350
300
250
200
150
100
50
0
-50
-100
Net cash provided by investing activities
Net cash provided by operating activities
201.6
Depreciation n amortization 53.3
Net income 34.6
58.0
259.5
Free C/F
173.8
Depreciation n amortization 64.4
Net income 41.2
46.0
219.9
Free C/F
133.4
Depreciation n amortization 72.7
Net income 73.8
-193.8
Free C/F
-60.4
Depreciation n amortization 101.1
152.1
Net income 119.3
-135.1
16.9
Free C/F
235.3
Depreciation n amortization 96.4
Net income 147.2
-306.9
Free C/F
-71.6
Depreciation n amortization 49.8
Net income 106.4
87.8
-113.5
Free C/F
-25.7
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008 1Q-2Q
"V"PLAN
"G"PLAN
SG2009

13. Number and Net Profits & Losses of Group Firms



Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Mar. 2008
Sept. 2008
Net Profit/Loss (billions of yen)
Surplus amount
Net profit
Deficit amount
Percentage of profitable companies
Percentage of profitable companies (%)
200
150
100
50
0
-50
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
77.7%
80.4%
78.0%
79.6%
80.6%
74.3%
63.8
21.4
-42.4
92.7
47.2
-45.5
120.9
79.4
-41.5
142.4
115.7
-26.7
168.0
130.4
-37.7
126.1
111.7
- 14.4

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008	Sept. 2008
Number of profit-making firms	390	422	433	352	362	336
Number of loss-making firms	112	103	122	90	87	116
Total number of consolidated group firms	**502**	**525**	**555**	**442**	**449**	**452**
Profit-making firm ratio	**77.7%**	**80.4%**	**78.0%**	**79.6%**	**80.6%**	**74.3%**

※ The number of subsidiaries and affiliated companies represents companies which the Company directly consolidates or to which the Company applies the equity method. Companies consolidated by subsidiaries are excluded from this number.

14. Trends in Company Ratings

Marubeni CORPORATION


Rating Agency
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08
Moody's Japan
Ba2 ↘ Ba3 ↘ B1
B1
B1 ↗ Ba2
Ba2
Ba2 ↗ Baa3
Baa3
Baa3 ↗ Baa2
Baa2
July 3, 2007
Baa3 → Baa2
upgraded
Standard & Poor's
B+ ↗ BB-
BB- ↗ BB
BB ↗ BBB-
BBB-
BBB- ↗ BBB
BBB
Mar. 28, 2008
BBB- → BBB upgraded
Japan Credit Rating Agency (JCR)
A ↘ A- ↘ BBB+
BBB+
BBB+
BBB+ ↗ A-
A-
A- ↗ A
A
A
Aug.23,2006
A- → A
Rating & Investment Information Inc. (R&I)
BBB+ ↘ BBB-
BBB- ↘ BB+
BB+
BB+ ↗ BBB-
BBB-
BBB- ↗ BBB ↗ BBB+
BBB+ ↗ A-
A-
Jun. 9, 2006
BBB- → BBB
Jan. 29, 2007
BBB → BBB+
Dec. 13,2007
BBB+ → A-
01/4M
01/10M
02/4M
02/10M
03/4M
03/10M
04/4M
04/10M
05/4M
05/10M
06/4M
06/10M
07/4M
07/10M
08/4M

<Changes during the period of "G" PLAN or later>

- In FY2006, R&I upgraded the long-term rating on Marubeni by 2 notches, from BBB- to BBB+. JCR upgraded Marubeni by 1 notch from A- to A. Both recovered the pre-"A" PLAN level.
- In FY2007, Moody's upgraded the rating on Marubeni to Baa2, by 1 notch from Baa3. R&I upgraded the rating on the Company to A- from BBB+. S&P upgraded the rating on the Company to BBB from BBB-.
- In April 2008, S&P placed its long- term corporate credit ratings on Marubeni on CreditWatch with negative implications, according to Marubeni's announcement on copper development project in Chile.

◇ Operating Segment Information ◇

(Note) In April 2008, Marubeni made some changes in its business segmentation.
"Textile" and "Forest Products & General Merchandise" were reorganized into "Lifestyle" and "Forest Products".
"Transportation & Industrial Machinery", "Power Project" and "Plant, Ship & Infrastructure" were reorganized into "Transportation Machinery", "Power Projects & Infrastructure" and "Plant, Ship & Industrial Machinery".
"Information & Communication" and "Finance, Logistics & New Business" were integrated into "FT, LT, IT & Innovative Business".
"Domestic Branches and Offices" which used to be included in "Corporate & Elimination" was distributed into each product segment.
Segmental information for FY2007 has been altered accordingly.

(Note) Effective April 1, 2006, performance evaluation of operating segments is managed based on US GAAP.

I.(1) Net Income by Segment

Marubeni CORPORATION


(billions of yen)
55
50
45
40
35
30
25
20
15
10
5
0
-5
Left① : FY07 Yearly -actual-
Left② : FY07 1Q-2Q -actual-
Right① : FY08 Yearly -prospect-
Right② : FY08 1Q-2Q - actual-
Food
10.4
2.5
7.5
0.4
Lifestyle
4.1
2.1
4.5
2.3
Forest Products
9.7
4.7
12.0
5.6
Chemicals
5.6
3.4
7.5
5.4
Energy
38.9
18.8
51.0
32.7
Metals & Mineral Resources
22.2
10.0
27.5
14.1
Transportation Machinery
14.1
10.0
11.0
5.5
Power Projects & Infrastructure
11.5
5.6
14.0
8.2
Plant, Ship & Industrial Machinery
5.5
2.9
9.0
5.8
Real Estate Development
2.6
2.3
3.0
3.4
FT, LT, IT & Innovative Business
-1.9
1.9
6.5
0.9
Iron & Steel Strategies and Coordination Dept.
16.5
7.5
17.0
11.6
Overseas Corporate Subsidiaries
7.0
6.8
14.0
10.4

FY2008 Assumptions of the Yearly Prospects and Price Sensitivity

	<initial estimate>		*<revised estimate for 3Q & 4Q>*
①Foreign Exchange Rate	***100 YEN/USD***	⇒	***100 YEN/USD***
②Oil (North Sea Brent)	***USD 85/Barrel***	⇒	***USD 90/Barrel***
③Copper	***USD 7,000/MT***	⇒	***USD 6,300/MT***

① *1YEN/USD fluctuation raises or lowers consolidated net income by approx.600-700mil yen. (on yearly basis)*

② *USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 600 mil yen. (on yearly basis)*

③ *USD100/MT fluctuation raises or lowers consolidated net income by approx. 300 mil yen. (on yearly basis)*

I.(2) Total Assets by Operating Segment



(billions of yen)
800
700
600
500
400
300
200
100
0
March 31, 2008
September 30, 2008
631.9
631.5
178.7
172.2
473.1
459.5
226.4
240.7
641.9
724.3
333.8
484.7
274.5
278.8
670.8
726.8
351.5
337.5
325.1
344.4
253.6
243.4
105.1
97.0
536.7
615.4
Food
Lifestyle
Forest Products
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Power Projects & Infrastructure
Plant, Ship & Industrial Machinery
Real Estate Development
FT, LT, IT & Innovative Business
Iron & Steel Strategies and Coordination Dept.
Overseas Corporate Subsidiaries

II. Segmental Information (1) <Food>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	36.7	90.0	50.4	(+13.8)	-
Adjusted Operating Profit	7.1	21.6	12.6	(+5.5)	-
Equity in earnings (losses) of affiliated companies	-1.9	1.4	-1.7	(+0.1)	
Core Earnings	2.0	16.0	7.7	(+5.6)	-
Net Income	2.5	10.4	0.4	(-2.1)	7.5
Total Assets	-	631.9	631.5	(-0.3)	-

Outline of FY2008 1Q-2Q Results

- Along with the increased transactions in grain trade, a group firm which became a subsidiary at the end of the 2nd quarter last year pushed up gross trading profit for this term .
- Net income decreased due to appraisal losses on listed stocks and the effect from gains on sales of marketable securities posted in the previous year.

※ Revision of yearly prospect :
(initial pros.) 12.5 billion yen ⇒ (revised pros.) 7.5 billion yen

(billions of yen) ***Segment Core Earnings*** **(Left:1Q-2Q / Right: Yearly)**



20
15
10
5
0
5.2
7.7
7.7
12.0
2.0
16.0
7.7
(note 1)
FY05
FY06
FY07
FY08

(billions of yen) ***Segment Net Income*** **(Left:1Q-2Q / Right: Yearly)**



15
10
5
0
3.4
5.8
4.7
10.1
(note 2)
2.5
10.4
0.4
Prospect
7.5
FY05
FY06
FY07
FY08

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Marubeni Nisshin Feed Co., Ltd. (Manufacture of compound feed)	Subsidiary	60.0%	0.8	0.2
Pacific Grain Terminal Ltd. (Grain warehousing, stevedoring and transportation)	Subsidiary	77.0%	0.4	0.5
Marubeni Chikusan Corporation (Marketing of livestock, meats and processed products)	Subsidiary	100.0%	0.1	1.0
Columbia Grain International (Grain trading in U.S. and export markets)	Subsidiary	100.0%	0.6	2.2
The Nisshin OilliO Group, Ltd. (Seed crushing and sales of edible oils, fine chemicals and healthy food products)	Affiliate	15.1%	(please see the note below)	
The Daiei, Inc. (Supermarket chain)	Affiliate	29.4%	(please see the note below)	
Tobu Store Co., Ltd. (Supermarket chain)	Affiliate	30.2%	(please see the note below)	
The Maruetsu, Inc. (Supermarket chain)	Affiliate	29.7%	(please see the note below)	
Toyo Sugar Refining Co., Ltd. (Sugar refining)	Affiliate	39.3%	(please see the note below)	

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.
(note 2) Segmental net income for FY2007 is altered according to the new organization effective April 1, 2008. "Domestic Branches and Offices" which used to be included in "Corporate & Elimination" was distributed into each product segment. Thus, there may some differences from the figures the Company announced as FY2007 results.
(Note 3) We are not able to mention the financial results of these listed companies.

II. Segmental Information (2) <Lifestyle>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	18.2	35.7	16.8	(-1.4)	-
Adjusted Operating Profit	4.0	7.5	4.2	(+0.2)	-
Equity in earnings (losses) of affiliated companies	0.1	-0.0	0.2	(+0.1)	-
Core Earnings	3.5	6.1	3.8	(+0.3)	-
Net Income	2.1	4.1	2.3	(+0.2)	4.5
Total Assets	-	178.7	172.2	(-6.5)	-

Outline of FY2008 1Q-2Q Results

- Despite profit increase in natural rubber trade, gross trading profit declined due to shrinkage of profit in apparel products and textie materials.
- Net profit for the period increased because of cost cutting, notwithstanding.

※Revision of yearly prospect : not applicable

(billions of yen) ***Segment Core Earnings*** (Left:1Q-2Q / Right: Yearly)



20
15
10
5
0
(note 2)
3.5
6.1
3.8
(note 1)
FY05
FY06
FY07
FY08

(billions of yen) ***Segment Net Income*** (Left:1Q-2Q / Right: Yearly)



15
10
5
0
(note 2)
2.1
4.1
2.3
Prospect
4.5
FY05
FY06
FY07
FY08

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Marubeni Fashion Link, Ltd. (Wholesale of fabrics, textile products, and fashion accessories)	Subsidiary	100.0%	0.2	0.4

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (3) <Forest Products>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	22.4	45.3	23.2	(+0.8)	-
Adjusted Operating Profit	9.5	19.7	10.7	(+1.1)	-
Equity in earnings (losses) of affiliated companies	0.9	2.4	-0.1	(-0.9)	-
Core Earnings	8.2	17.8	8.8	(+0.6)	-
Net Income	4.7	9.7	5.6	(+0.9)	12.0
Total Assets	-	473.1	459.5	(-13.7)	-

Outline of FY2008 1Q-2Q Results

- MUSI Pulp business and construction material trade pushed up gross trading profit.
- Net income improved accordingly, despite the decline in equity in earnings from overseas pulp processing business.

※ Revision of yearly prospect :
(initial pros.) 11.5 billion yen ⇒ (revised pros.) 12.0 billion yen

(billions of yen) ***Segment Core Earnings*** **(Left:1Q-2Q / Right: Yearly)**


20
15
10
5
0
17.8
8.2
8.8
(note 2)
(note 1)
FY05
FY06
FY07
FY08

(billions of yen) ***Segment Net Income*** **(Left:1Q-2Q / Right: Yearly)**


15
10
5
0
Prospect
12.0
9.7
5.6
4.7
(note 2)
FY05
FY06
FY07
FY08

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Marubeni Pulp & Paper Sales Co., Ltd. (Wholesale of all types of paper)	Subsidiary	88.5%	0.3	0.2
Koa Kogyo Co., Ltd. (Manufacture of corrugating medium and printing paper)	Subsidiary	80.0%	0.2	-0.0
Marubeni Building Materials Co., Ltd. (Wholesale of wood products and construction materials)	Subsidiary	100.0%	-0.4	0.4
Fukuyama Paper Co., Ltd. (Manufacture of corrugating medium and paper tube materials)	Subsidiary	55.0%	0.2	0.2
MUSI Pulp Project (Afforestation, production and sales of pulp in Indonesia)	Subsidiary	TEL 85.1% MHP 60.0%	1.9	3.2
Marusumi Paper Co., Ltd. (Manufacture and sales of printing paper and pulp)	Affiliate	32.2%	0.0	-0.3
WA Plantation Resources (Wood chip export and plantation)	Affiliate	50.0%	0.1	0.3
Daishowa-Marubeni International (Manufacture and sales of pulp in Canada)	Affiliate	50.0%	0.5	-0.2

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (4) <Chemicals>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	15.8	30.8	20.1	(+4.3)	-
Adjusted Operating Profit	5.4	9.4	9.2	(+3.8)	-
Equity in earnings (losses) of affiliated companies	0.1	0.6	1.7	(+1.7)	
Core Earnings	5.9	11.9	10.5	(+4.6)	-
Net Income	3.4	5.6	5.4	(+2.1)	7.5
Total Assets	-	226.4	240.7	(+14.3)	-

Outline of FY2008 1Q-2Q Results

- Gross trading profit increased due to higher sales in inorganic, agricultural and basic chemicals.
- Gross trading profit and increase in equity in earnings pushed up net income, despite the appraisal loss on listed stocks.

※ Revision of yearly prospect :
(initial pros.) 6.0 billion yen ⇒ (revised pros.) 7.5 billion yen

(billions of yen) ***Segment Core Earnings*** (Left:1Q-2Q / Right: Yearly)



20
15
10
5
0
6.7
8.4
4.6
7.8
5.9
11.9
10.5
(note 1)
FY05
FY06
FY07
FY08

(billions of yen) ***Segment Net Income*** (Left:1Q-2Q / Right: Yearly)



15
10
5
0
4.4
3.7
1.0
1.4
3.4
5.6
5.4
Prospect
7.5
FY05
FY06
FY07
FY08

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Marubeni Plax Corporation (Sales and foreign trade of plastic products and resin)	Subsidiary	100.0%	0.3	0.3
Marubeni Chemix Corporation (Sales and foreign trade of organic chemicals and specialty chemicals)	Subsidiary	100.0%	0.3	0.3
Shenhua Chemical (Manufacture and sales of synthetic rubber)	Affiliate	22.6%	0.0	1.0

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.

II. Segmental Information (5) <Energy>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	43.8	89.3	54.3	(+10.5)	-
Adjusted Operating Profit	28.3	57.6	40.9	(+12.7)	-
Equity in earnings (losses) of affiliated companies	0.1	0.6	1.2	(+1.1)	
Core Earnings	29.7	60.2	47.3	(+17.6)	-
Net Income	18.8	38.9	32.7	(+13.9)	51.0
Total Assets	-	641.9	724.3	(+82.4)	-



(billions of yen)
Segment Core Earnings
(Left:1Q-2Q / Right: Yearly)
80
60
40
20
0
16.4
45.5
25.7
58.7
29.7
60.2
47.3
(note 1)
FY05
FY06
FY07
FY08



(billions of yen)
Segment Net Income
(Left:1Q-2Q / Right: Yearly)
80
60
40
20
0
Prospect
9.5
26.7
14.3
31.0
18.8
38.9
32.7
51.0
FY05
FY06
FY07
FY08

Outline of FY2008 1Q-2Q Results

- Gross trading profit increased mainly in concession business.
- Net income was pushed up by gains on marketable securities and higher dividends received, along with increased gross trading profit.

※ Revision of yearly prospect :
(initial pros.) 40.0 billion yen ⇒ (revised pros.) 51.0 billion yen

<Oil price (actual for January to June 2008)>
North Sea Brent US$110/BBL (US$64/BBL for the year-earlier period)
<Effect on earnings of price fluctuation>
Oil Gas(North Sea Brent)
⇒US$1/BBL fluctuation raises or lowers consolidated net income by approximately 600 mil yen. (on yearly basis)

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Total of energy concession business (Oil and gas development and production)	Subsidiary	100.0%	9.3	18.3
Marubeni LNG International (Investment in the Qatargas LNG Project)	Subsidiary	100.0%	5.8	8.5
MIECO (Petroleum trading primarily in North America and the Pacific Rim)	Subsidiary	100.0%	0.9	0.6
SHENZHEN SINO-BENNY (Import and sales of LPG in China)	Affiliate	49.0%	0.4	0.3

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.

II. Segmental Information (6) <Metals & Mineral Resources>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	10.2	19.1	16.1	(+5.9)	-
Adjusted Operating Profit	4.9	8.2	10.9	(+5.9)	-
Equity in earnings (losses) of affiliated companies	7.8	16.7	8.2	(+0.4)	
Core Earnings	11.5	22.8	18.0	(+6.5)	-
Net Income	10.0	22.2	14.1	(+4.1)	27.5
Total Assets	-	333.8	484.7	(+150.9)	-

Outline of FY2008 1Q-2Q Results

- Both gross trading profit and net income for this segment rose due to higher prices in steel materials and also due to improvement of profit margin in light metal transactions.

※ Revision of yearly prospect :
(initial pros.) 27.0 billion yen ⇒ (revised pros.) 27.5 billion yen
<Copper price (actual for January to June 2008)>
LME US$8,108/ton (US$6,769/ton for the year-earlier period)
<Effect on earnings of price movements>
Copper ⇒LME US$100/ton fluctuation raises or lowers consolidated net income by approximately 300 mil yen (on yearly basis)

(billions of yen) *Segment Core Earnings* (Left:1Q-2Q / Right: Yearly)



30
20
10
0
9.8
20.6
11.2
23.3
11.5
22.8
18.0
(note 1)
FY05
FY06
FY07
FY08

(billions of yen) *Segment Net Income* (Left:1Q-2Q / Right: Yearly)



30
20
10
0
7.9
16.1
12.0
24.9
10.0
22.2
14.1
Prospect
27.5
FY05
FY06
FY07
FY08

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Marubeni Coal (Investment in coal business in Australia)	Subsidiary	100.0%	1.4	5.0
Marubeni Aluminium Australia (Investment in aluminum business in Australia and sales of aluminum ingots)	Subsidiary	100.0%	0.6	1.4
Marubeni LP Holding (Investment in Los Pelambres copper mine in Chile)	Subsidiary	100.0%	7.0	7.4

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.

II. Segmental Information (7) <Transportation Machinery>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	26.4	51.1	25.8	(-0.6)	-
Adjusted Operating Profit	7.7	14.4	6.8	(-0.9)	-
Equity in earnings (losses) of affiliated companies	2.5	4.5	2.6	(+0.1)	-
Core Earnings	9.7	17.4	8.1	(-1.6)	-
Net Income	10.0	14.1	5.5	(-4.5)	11.0
Total Assets	-	274.5	278.8	(+4.3)	-

Outline of FY2008 1Q-2Q Results

- Sales of overseas automobile-related business caused shrinkage of gross trading profit.
- In addition, gain on marketable shares and improvement of tax payment posted last year caused net income decrease for this period.

※ Revision of yearly prospect : not applicable

(billions of yen) **Segment Core Earnings** (Left:1Q-2Q / Right: Yearly)


20
15
10
5
0
17.4
9.7
8.1
(note 2)
(note 1)
FY05
FY06
FY07
FY08

(billions of yen) **Segment Net Income** (Left:1Q-2Q / Right: Yearly)


15
10
5
0
14.1
Prospect
11.0
10.0
5.5
(note 2)
FY05
FY06
FY07
FY08

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Marubeni Aviation Services (Investment in aircraft engine development programs and leasing of aircraft)	Subsidiary	100.0%	1.2	1.5
Marubeni Auto Investment (UK) (Sales and service of vehicles)	Subsidiary	100.0%	0.5	0.5
Marubeni Komatsu (Import, sale and servicing of construction machinery)	Subsidiary	100.0%	0.6	-0.3
Marubeni Aerospace (Sales and import of aircraft, engines, onboard equipment, satellites and those parts)	Subsidiary	100.0%	0.2	0.2

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (8) <Power Projects & Infrastructure>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	15.6	40.5	23.4	(+7.7)	-
Adjusted Operating Profit	5.5	18.3	9.7	(+4.2)	-
Equity in earnings (losses) of affiliated companies	2.6	7.9	5.0	(+2.5)	-
Core Earnings	6.1	18.9	8.6	(+2.6)	-
Net Income	5.6	11.5	8.2	(+2.6)	14.0
Total Assets	-	670.8	726.8	(+56.0)	-

Outline of FY2008 1Q-2Q Results

- Gross trading profit increased with contribution from Caribbean vertically integrated power project, which was consolidated as a subsidiary at the end of the 2nd quarter last year.
- On top of that, improvement in equity in earnings pushed up the segmental net income.

※ Revision of yearly prospect :
(initial pros.) 13.0 billion yen ⇒ (revised pros.) 14.0 billion yen

(billions of yen) **Segment Core Earnings** (Left:1Q-2Q / Right: Yearly)



20
15
10
5
0
18.9
8.6
6.1
(note 2)
(note 1)
FY05
FY06
FY07
FY08

(billions of yen) **Segment Net Income** (Left:1Q-2Q / Right: Yearly)



15
10
5
0
Prospect
14.0
11.5
8.2
5.6
(note 2)
FY05
FY06
FY07
FY08

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Axia Power Holdings (Holding company of overseas power assets)	Subsidiary	100.0%	5.1	5.5
Axia Taiwan Holdings (Power producer in Taiwan)	Subsidiary	100.0%	0.0	1.4
PPN Power (India) (IPP in India)	Affiliate	26.0%	0.2	0.1
TAPAL ENERGY (Sales of diesel-generated electricity produced in Pakistan)	Affiliate	40.0%	0.3	0.3
Uni-Mar Enerji (IPP in Turkey)	Affiliate	33.3%	1.2	0.4

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (9) <Plant, Ship & Industrial Machinery>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	11.7	25.9	12.7	(+1.0)	-
Adjusted Operating Profit	2.1	6.2	2.7	(+0.6)	-
Equity in earnings (losses) of affiliated companies	1.9	2.5	4.5	(+2.5)	-
Core Earnings	4.8	10.1	8.0	(+3.2)	-
Net Income	2.9	5.5	5.8	(+2.9)	9.0
Total Assets	-	351.5	337.5	(-14.0)	-

Outline of FY2008 1Q-2Q Results

- Gross trading profit improved along with a new business in pulping machinery and a profit rise in industrial machinery related business.
- Net income increased because of higher gross trading profit and equity in earnings from ship-related business.

※ Revision of yearly prospect
(initial pros.)8.5 billion yen ⇒ (revised pros.) 9.0 billion yen



(billions of yen)
Segment Core Earnings
(Left:1Q-2Q / Right: Yearly)
20
15
10
5
0
(note 2)
4.8
10.1
8.0
(note 1)
FY05
FY06
FY07
FY08



(billions of yen)
Segment Net Income
(Left:1Q-2Q / Right: Yearly)
15
10
5
0
Prospect
9.0
(note 2)
2.9
5.5
5.8
FY05
FY06
FY07
FY08

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Midwest Railcar Corporation (Carriage car leasing business in the States)	Subsidiary	100.0%	0.3	0.2
Marubeni Techno-Systems Corp. (Sale of machinery relating to medoa food, beverage, packing, chemical and environmental equipment.)	Subsidiary	100.0%	0.1	0.5
Ship related operations (Ownership and navigation of ship.)	Affiliate	50.0%	0.1	1.7

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (10) <Real Estate Development>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	14.6	32.4	17.4	(+2.8)	-
Adjusted Operating Profit	6.5	14.4	8.2	(+1.7)	-
Equity in earnings (losses) of affiliated companies	0.1	0.1	0.0	(-0.1)	-
Core Earnings	4.9	11.1	6.5	(+1.6)	-
Net Income	2.3	2.6	3.4	(+1.1)	3.0
Total Assets	-	325.1	344.4	(+19.2)	-

Outline of FY2008 1Q-2Q Results

• Both gross trading profit and net income increased from profit rise on large-scaled apartment development and sales of real estate for institutional investors.

※ Revision of yearly prospect :
(initial pros.) 4.0 billion yen ⇒ (revised pros.) 3.0 billion yen

(billions of yen) *Segment Core Earnings* (Left:1Q-2Q / Right: Yearly)



20
15
10
5
0
1.4
8.0
9.4
12.2
4.9
11.1
6.5
(note 1)
FY05
FY06
FY07
FY08

(billions of yen) *Segment Net Income* (Left:1Q-2Q / Right: Yearly)



15
10
5
0
0.9
1.1
5.3
3.2
2.3
2.6
3.4
Prospect
3.0
FY05
FY06
FY07
FY08

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Shanghai House Property Dev. (Development of housing estates in Shanghai)	Subsidiary	60.0%	0.3	0.2
Marubeni Community Co., Ltd. (Property management of condominiums, office buildings and commercial complexes, etc.)	Subsidiary	99.95%	0.2	0.3
Marubeni Real Estate Co., Ltd. (Development and leasing of real estate)	Subsidiary	100.0%	0.4	0.5

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.

II. Segmental Information (11) <FT, LT, IT & Innovative Business>

Marubeni CORPORATION

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	16.9	41.6	25.0	(+8.1)	-
Adjusted Operating Profit	-0.3	1.6	1.9	(+2.2)	-
Equity in earnings (losses) of affiliated companies	-0.1	0.8	0.6	(+0.6)	-
Core Earnings	0.4	2.3	2.1	(+1.7)	-
Net Income	1.9	-1.9	0.9	(-1.0)	6.5
Total Assets	-	253.6	243.4	(-10.2)	-

Outline of FY2008 1Q-2Q Results

- Gross trading profit increased owing to a PC wholesale subsidiary and other domestic subsidiaries. However, net income dropped due to loss on fund management.

※ Revision of yearly prospect :
(initial pros.) 7.5 billion yen ⇒ (revised pros.) 6.5 billion yen

(billions of yen) ***Segment Core Earnings*** **(Left:1Q-2Q / Right: Yearly)**



20
15
10
5
0
(note 2)
(note 1)
0.4
2.3
2.1
FY05
FY06
FY07
FY08

(billions of yen) ***Segment Net Income*** **(Left:1Q-2Q / Right: Yearly)**



15
10
5
0
-5
(note 2)
1.9
-1.9
0.9
Prospect
6.5
FY05
FY06
FY07
FY08

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Marubeni Information Systems Co., Ltd. (Operation and development of information and communication systems)	Subsidiary	100.0%	-0.3	0.7 (note 3)
Vectant (Internet access service, ASP and iDC service provider)	Subsidiary	99.98%	0.7	0.3
Global Access Ltd. (Providing international/domestic combined bandwidth via own fiber-optic cable)	Subsidiary	99.95%	0.1	0.4
Marubeni Telecom Co., Ltd. (Sales of telecommunications services and equipment, IT solutions and mobile contents)	Subsidiary	100.0%	0.2	0.6
Marubeni Safenet Co., Ltd. (Insurance agency)	Subsidiary	100.0%	0.2	0.3
Marubeni Logistics Corporation (Total logistics services)	Subsidiary	100.0%	0.2	0.2
Marubeni International Finance (General finance operations) -in the course of liquidation-	Subsidiary	100.0%	0.7	-2.7

(note 1) FY2008 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose.

(note 3) Marubeni Information System has merged with Marubeni Solution as of October 2007. Therefore, the figure for FY2007 1Q -2Qs total of the two companies.

II. Segmental Information (12)

Marubeni CORPORATION

<Iron & Steel Strategies and Coordination, Overseas Corporate Subsidiaries & Branches >

<Iron & Steel Strategies and Coordination>

Outline of FY2008 1Q-2Q Results

- Net income for the period increased due to gains on sales of marketable securities and rise in equity in earnings.

※ Revision of yearly prospect :
(initial pros.) 14.5 billion yen ⇒ (revised pros.) 17.0 billion yen

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	0.5	1.0	0.7	(+0.3)	-
Adjusted Operating Profit	-0.2	-0.3	-0.0	(+0.1)	-
Equity in earnings (losses) of affiliated companies	8.6	17.4	11.0	(+2.3)	
Core Earnings	8.1	16.4	10.6	(+2.5)	-
Net Income	7.5	16.5	11.6	(+4.1)	17.0
Total Assets	-	105.1	97.0	(-8.1)	-

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Marubeni-Itochu Steel Inc. (Manufacture, processing, import, export and sales of steel products)	Affiliate	50.0%	8.2	10.1

< Overseas Corporate Subsidiaries & Branches >

Outline of FY2008 1Q-2Q Results

- Net income was pushed up by gross trading profit increased mainly in Marubeni America.

※ Revision of yearly prospect :
(initial pros.)8.5 billion yen ⇒ (revised pros.) 14.0 billion yen

(billions of yen)	FY2007 1Q-2Q	FY2007 Yearly	FY2008 1Q-2Q	FY2008 Variance	FY2008 Yearly Pros. (revised in October 2008)
Gross Trading Profit	53.0	103.0	58.9	(+6.0)	-
Adjusted Operating Profit	14.2	22.2	20.4	(+6.3)	-
Equity in earnings (losses) of affiliated companies	0.9	0.6	0.7	(-0.2)	
Core Earnings	13.2	18.4	19.4	(+6.3)	-
Net Income	6.8	7.0	10.4	(+3.6)	14.0
Total Assets	-	536.7	615.4	(+78.6)	-

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2007 1Q-2Q (billions of yen)	FY2008 1Q-2Q (billions of yen)
Marubeni America (Overseas corporate subsidiary in US)	Subsidiary	100.0%	5.8	8.7
Marubeni Europe (Overseas corporate subsidiary in Europe)	Subsidiary	100.0%	0.2	0.4

memo

memo

82-616

Financial Results

for the 2nd Quarter of FY2008

Consolidated Financial Results for the 2nd Quarter of FY2008

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

Consolidated Financial Results for the 2nd Quarter of FY2008

Marubeni Corporation
Financial Results

1. Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheets (Unaudited)

	September 30 2008 (Millions of yen)	March 31 2008 (Millions of yen)	Variance (Millions of yen)
Assets			
Current assets:			
Cash and cash equivalents	¥ 584,519	¥ 402,281	¥ 182,238
Time deposits	24,664	38,058	-13,394
Investment securities	10,666	9,477	1,189
Notes and accounts receivable - trade:			
Notes receivable	77,609	87,621	-10,012
Accounts receivable	1,173,372	1,120,945	52,427
Due from affiliated companies	77,546	77,469	77
Allowance for doubtful accounts	-13,251	-13,347	96
Inventories	473,121	474,512	-1,391
Advance payments to suppliers	192,961	211,626	-18,665
Deferred income taxes	37,654	40,003	-2,349
Prepaid expenses and other current assets	258,461	159,291	99,170
Total current assets	2,897,322	2,607,936	289,386
Investments and long-term receivables:			
Affiliated companies	656,018	616,009	40,009
Securities and other investments	517,158	551,539	-34,381
Notes, loans and accounts receivable - trade, net of unearned interest	134,090	141,448	-7,358
Allowance for doubtful accounts	-47,030	-52,421	5,391
Property leased to others, at cost, less accumulated depreciation	165,587	173,014	-7,427
Total investments and long-term receivables	1,425,823	1,429,589	-3,766
Net property, plant and equipment	827,619	798,779	28,840
Prepaid pension cost	6,932	7,334	-402
Deferred income taxes	87,066	91,910	-4,844
Goodwill and intangible fixed assets	163,949	174,838	-10,889
Other assets	90,310	96,839	-6,529
Total assets	¥ 5,499,021	¥ 5,207,225	¥ 291,796

Major Increase / Decrease

Assets

	(Billions of Yen)		
	September 30, 2008	**Variance from March 31, 2008**	
Cash and cash equivalents	584.5	+ 182.2	Increase mainly in subsidiaries.
Time deposit	24.7	- 13.4	Decrease mainly in subsidiaries.
Notes receivable	77.6	- 10.0	Decrease mainly in Parent.
Accounts receivable	1,173.4	+ 52.4	Increase mainly in subsidiaries.
Advance payment to suppliers	193.0	- 18.7	Decrease mainly in subsidiaries.
Prepaid expenses and other current assets	258.5	+ 99.2	Increase mainly in subsidiaries.
Investments and long-term receivables from affiliated companies	656.0	+ 40.0	Increase mainly due to new investments.
Securities and other investments	517.2	- 34.4	Decrease mainly in Parent.
Net property, plant and equipment	827.6	+ 28.8	Increase mainly in subsidiaries.
Goodwill and Intangible fixed asset	163.9	- 10.9	Decrease mainly in subsidiaries.
Deferred income taxes (Assets) (Current/Fixed)	124.7	- 7.2	Percentage in total shareholders' equity 14.8% (Mar. 2008: 16.9%)
Deferred income taxes (Liabilities) (Current/Fixed)	53.1	+ 7.2	
Deferred income taxes-net	71.7	- 14.4	

Marubeni Corporation
Financial Results

	Millions of yen		
	September 30 2008	March 31 2008	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 263,703	¥ 236,027	¥ 27,676
Current portion of long-term debt	194,029	65,353	128,676
Notes and accounts payable-trade			
Notes and acceptances payable	199,888	177,071	22,817
Accounts payable	933,861	833,421	100,440
Due to affiliated companies	44,170	62,444	-18,274
Advance payments received from customers	189,325	208,182	-18,857
Accrued income taxes	26,712	16,387	10,325
Deferred income taxes	3,089	2,156	933
Accrued expenses and other current liabilities	273,058	310,086	-37,028
Total current liabilities	2,127,835	1,911,127	216,708
Long-term debt, less current portion	2,373,562	2,368,164	5,398
Employees' retirement benefits	23,281	23,622	-341
Deferred income taxes	49,978	43,731	6,247
Minority interests in consolidated subsidiaries	82,271	80,817	1,454
Shareholders' equity:			
Paid-in capital	262,686	262,686	-
Capital surplus	158,467	158,461	6
Retained earnings	517,872	423,591	94,281
Accumulated other comprehensive income (loss)			
Unrealized gains on investment securities	38,108	50,463	-12,355
Currency translation adjustments	-67,897	-53,609	-14,288
Unrealized losses on derivatives	-24,504	-18,410	-6,094
Pension liability adjustment	-41,931	-42,773	842
Cost of common stock in treasury	-707	-645	-62
Total shareholders' equity	842,094	779,764	62,330
Total liabilities and shareholders' equity	¥ 5,499,021	¥ 5,207,225	¥ 291,796

(Note) These financial statements are based on US GAAP.

Major Increase / Decrease

Liabilities

(Billions of Yen)

	September 30, 2008	Variance from March 31, 2008	
Short-term loans	263.7	+ 27.7	Increase in both Parent and subsidiaries.
Current portion of long-term debt	194.0	+ 128.7	Increase in debentures and loans.
Long-term interest-bearing debt, less current portion	2,167.8	+ 26.9	Increase in long-term loans, decrease in debentures.
Short & long-term loans, debentures	2,625.5	+ 183.2	Effects of SFAS133: +6.4 (Variance from Mar. 2008 -6.7)
Cash, cash equivalents and term deposits	609.2	+ 168.8	
Net interest-bearing debt	2,016.3	+ 14.4	Net interest-bearing debt, excluding effects of SFAS133 2,009.9 (Variance from Mar. 2008 +21.1)
Notes payable	199.9	+ 22.8	Increase mainly in Parent.
Accounts payable	933.9	+ 100.4	Increase mainly in subsidiaries.
Liabilities to affiliated companies	44.2	- 18.3	Decrease mainly in accrued liability and accounts payable.
Advance payments received	189.3	- 18.9	Decrease mainly in subsidiaries.
Accrued income taxes	26.7	+ 10.3	Increase mainly in Parent.
Accrued expenses and other current liabilities	273.1	- 37.0	Decrease mainly in Parent.

Shareholders' equity

	September 30, 2008	Variance from March 31, 2008
Total shareholders' equity	842.1	+ 62.3

2. Financial Position

	September 30, 2008	March 31, 2008	
Ratio of net worth to total assets	15.3%	15.0%	
Current ratio	136.2%	136.5%	
D/E ratio ※	2.39x	2.57x	※ D/E ratio = Net interest-bearing debt / Shareholders' equity

	FY2008 1Q-2Q	FY2007 1Q-2Q
R O A	1.99%	1.58%
R O E	13.13%	10.26%

Marubeni Corporation
Financial Results

(2) Consolidated Statements of Income (Unaudited)

	Millions of yen			
	Six months ended September 30		Variance	Ratio
	2008	2007		
Revenues:				
Revenues from trading and other activities	¥ 2,281,981	¥ 1,913,448	¥ 368,533	19.3%
Commissions on services and trading margins	97,446	100,635	-3,189	-3.2%
Total	2,379,427	2,014,083	365,344	18.1%
Cost of revenues from trading and other activities	2,039,313	1,732,683	306,630	17.7%
Gross trading profit	340,114	281,400	58,714	20.9%
Expenses and other:				
Selling, general and administrative expenses	-200,867	-185,325	-15,542	8.4%
Provision for doubtful accounts	163	-474	637	-
Interest income	10,606	13,903	-3,297	-23.7%
Interest expense	-30,555	-32,691	2,136	-6.5%
Dividends income	12,494	12,301	193	1.6%
Impairment loss on investment securities	-16,235	-1,239	-14,996	-
Gain on sales of investment securities	16,390	9,953	6,437	64.7%
Gain on property, plant and equipment	-184	773	-957	-
Equity in earnings of affiliated companies-net	33,880	23,650	10,230	43.3%
Other – net	4,532	1,045	3,487	333.7%
Total	-169,776	-158,104	-11,672	7.4%
Income from continuing operations before income taxes and minority interests	170,338	123,296	47,042	38.2%
Provision for income taxes	58,351	39,721	18,630	46.9%
Income from continuing operations before minority interests	111,987	83,575	28,412	34.0%
Minority interests	-5,548	-3,239	-2,309	71.3%
Net income	106,439	80,336	26,103	32.5%
Comprehensive income (loss)				
Net Income	106,439	80,336	26,103	32.5%
Unrealized gains on investment securities	-12,355	-9,562	-2,793	29.2%
Currency translation Adjustments	-14,288	23,342	-37,630	-
Unrealized losses on derivatives	-6,094	-8,752	2,658	-30.4%
Pension liability adjustment	842	1,675	-833	-49.7%
Toal	74,544	87,039	-12,495	-14.4%

(Note)These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

1. Total volume of trading transactions and Gross trading profit by operating segment:

(billions of yen)	Total volume of trading transactions FY2008 1Q-2Q	Total volume of trading transactions Variance year-on-year	Gross trading profit FY2008 1Q-2Q	Gross trading profit Variance year-on-year	(Main reasons for increase/ decrease of Gross trading profit)
Food	854.7	197.2	50.4	13.8	Increase mainly due to grain trading and a food distributive subsidiary changed from an affiliate.
Lifestyle	256.1	-35.1	16.8	-1.4	Decrease due to decline in eparell products and textile materials, despite the profit increase in natural rubber transaction.
Forest Products	363.9	12.1	23.2	0.8	Profit increased because of MUSI Pulp and building material related business.
Chemicals	514.3	69.6	20.1	4.3	Profit increased due to inorganic, agricultural and basic chemicals businesses.
Energy	1,835.3	443.2	54.3	10.5	Increase from concessions.
Metals & Mineral Resources	559.4	52.0	16.1	5.9	Increase due to higher prices in steel materials and improvement of prodfit margin in light metal transecions.
Transportation Machinery	323.2	9.2	25.8	-0.6	Sales of overseas automobile-related business caused shrinkage of gross trading profit.
Power Projects & Infrastructure	213.9	85.2	23.4	7.7	Profit increased with contribution from Caribbean vertically integrated power project.
Plant, Ship & Industrial Machinery	326.6	-16.8	12.7	1.0	Increase from a new business in pulping machinery and a profit rise in industrial machinery-related business.
Real Estate Development	81.1	24.4	17.4	2.8	Profit rise on large-scaled apartment development and sales of real estate for institutional investors.
FT, LT, IT & Innovative Business	157.7	36.6	25.0	8.1	Increase due to a PC wholesale subsidiary and other domestic subsidiaries.
Iron & Steel Strategies and Coordination	0.7	0.3	0.7	0.3	
Overseas corporate subsidiaries & branches	832.6	-8.3	58.9	6.0	Increase supported by Marubeni America.
Corporate & elimination	-437.7	-84.9	-4.9	-0.6	
Consolidated	5,881.8	784.8	340.1	58.7	

(billions of yen)	FY2008 1Q-2Q	FY2007 1Q-2Q	Variance	(Main reasons for increase/ decrease)
Revenue	2,379.4	2,014.1	365.3	Increase in Food, FT, LT, IT & Innovative Business, Chemicals, Power Projects & Infrastructure, and Metals & Mineral Resources.

2. Expenses:

(billions of yen)

	FY2008 1Q-2Q	FY2007 1Q-2Q	Variance
Selling, general and administrative expenses	-200.9	-185.3	-15.5
(Personnel expenses)	(-99.7)	(-93.0)	(-6.6)
(Travel and Transportation expenses)	(-8.8)	(-8.4)	(-0.4)
(Service commissions)	(-14.9)	(-11.4)	(-3.4)
(Depreciation expenses)	(-7.7)	(-7.2)	(-0.5)
Provision for doubtful accounts	0.2	-0.5	0.6
Total	-200.7	-185.8	-14.9

3. Financial Expenses:

(billions of yen)

	FY2008 1Q-2Q	FY2007 1Q-2Q	Variance
Interest income	10.6	13.9	-3.3
Interest expense	-30.6	-32.7	2.1
(Interest - net)	(-19.9)	(-18.8)	(-1.2)
Dividends Received	12.5	12.3	0.2
Total	-7.5	-6.5	-1.0

4. Gain (loss) on investment securities:

(billions of yen)

	FY2008 1Q-2Q	FY2007 1Q-2Q	Variance
Gain (loss) on sales of investment securities	16.4	10.0	6.4
Valuation loss on investment securities	-16.2	-1.2	-15.0
Total	0.2	8.7	-8.6

5. Gain (loss) on property and equipment:

(billions of yen)

	FY2008 1Q-2Q	FY2007 1Q-2Q	Variance
Gain on sales of property and equipment	1.4	1.6	-0.2
Loss on sales of property and equipment/ impairment losses	-1.5	-0.8	-0.8
Total	-0.2	0.8	-1.0

6. Influence of newly included companies / excluded companies on Consolidated P/L

	Newly included	Excluded	Net influence
Total volume of trading transactions	264.0	-76.9	187.1
Gross trading profit	24.2	-6.5	17.7
SGA expenses (excl.	-15.4	5.6	-9.8
Operating profit	8.1	-0.8	7.3
Interest expense-net	-3.9	0.1	-3.8
Equity in earnings of affiliated companies	3.1	-0.3	2.8

Marubeni Corporation

3. Consolidated Statements of Cash Flows

<Unaudited>

	Millions of yen Six months ended September 30, 2008	
Operating activities		
Net income (loss)	¥ 106,439	Income increased mainly in the energy and natural resources field, amounting to 87.8 billion yen.
Adjustments to reconcile net income (loss) to net cash provided by operating activities	53,083	
Changes in operating assets and liabilities	-71,714	
Net cash provided by operating activities	**87,808**	
Investing activities		
Changes in time deposit	-111	
Disbursements from purchases, and proceeds from sales and redemptions of securities and other investments	-39,994	Investment mainly in overseas power projects resulted in an disbursement of 40.0 billion yen.
Disbursements from purchases, and proceeds from sales of property, equipment and property leased to others	-82,981	Investment in a domestic real estate development resulted in an disbursement of 83.0 billion yen.
Collection of loans receivable, and Loans made to customers	9,583	Collection of overseas loan projects resulted in an income of 9.6 billion yen.
Net cash provided (used) by investing activities	**-113,503**	
Free Cash Flows	**-25,695**	
Financing activities		
Net decrease (increase) in short-term loans	39,006	Short-term and long-term fund procurement for new investment resulted in an income of 213.9 billion yen.
Proceeds from and payments of long-term debt	188,810	
Cash dividend	-12,158	
(Purchase) sale of treasury stock	-72	
Other	-1,710	
Net cash used (provided) in financing activities	**213,876**	
Effect of exchange rate changes on cash and cash equivalents	-5,943	
Net increase (decrease) in cash and cash equivalents	182,238	
Cash and cash equivalents at beginning of period	402,281	
Cash and cash equivalents at end of period	584,519	

These financial statements are based on US GAAP.

4. Balance of Risk Exposure Outstanding in 17 Countries (As of Sept. 30, 2008)

Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments)

(Billions of Yen)

	Investments	Loans	Guarantees	Deferred Payments	Gross Risk Exposure		Net Risk Exposure	
						+/- from Mar08		+/- from Mar08
P.R. China	58.0	13.7	4.7	0.5	76.9	1.2	75.9	1.3
Hong Kong	1.9	0.3	0.6	0.0	2.8	(0.2)	2.8	(0.2)
S. Korea	22.1	0.7	0.2	0.7	23.7	(2.3)	23.0	(2.0)
Taiwan	23.9	0.0	0.0	0.0	23.9	(4.0)	23.9	(2.9)
Indonesia	114.8	22.2	9.2	0.0	146.3	1.2	137.6	1.6
Philippines	61.8	4.1	0.0	0.5	66.4	(4.4)	62.3	(4.4)
Thailand	13.7	1.3	5.5	0.0	20.5	(10.2)	19.1	(9.4)
India	10.9	0.8	0.0	0.0	11.7	(1.2)	11.7	(1.2)
UAE	20.1	0.0	11.7	0.0	31.8	2.1	31.8	9.3
Qatar	8.9	0.6	9.4	0.0	18.9	(2.7)	16.6	(3.1)
Russia	4.7	1.6	11.7	0.0	18.0	0.5	16.5	(0.4)
Mexico	4.8	11.5	6.7	0.0	22.9	0.8	22.9	0.8
Jamaica	33.6	0.1	8.5	0.0	42.2	(1.7)	42.2	(1.7)
Brazil	14.2	6.2	3.8	0.9	25.2	1.2	24.5	0.9
Chile	26.6	0.0	0.0	3.0	29.6	0.5	29.6	0.5
Venezuela	1.5	14.6	0.0	0.0	16.1	0.0	15.2	0.1
Peru	20.9	0.0	0.0	0.0	20.9	1.5	20.9	1.5
17 Countries Total	442.4	77.8	71.9	5.6	597.6	(17.6)	576.5	(9.3)

Remarks

R.Korea	Decrease→Withdrawal from beverage company etc.
Taiwan	Decrease→Disposal of part of stock on electric power generation assets.
Philippines	Decrease→Decrease due to exchange rate change on electric power generation a:
Thailand	Decrease→Disposal of part of stock on steel business. Withdrawal from textile business, etc.
UAE	Increase→Additional guarantee for electric power and water project under construction.
Qatar	Decrease→Disposal of part of stock on electric power generation assets.

5. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	September 2008	March 2008
Real Estate for Sale (Consolidated Basis)	73.9	87.5
Real Estate for Lease (Consolidated Basis)	84.0	82.8

6. Disposition of Employees (Non-consolidated basis)

● By office location

	April 2006	April 2007	October 2007	April 2008	October 2008	Variance from Oct. 2007
Head Office	2,109	2,306	2,300	2,541	2,511	- 30
Domestic Branches *1	137	120	122	12	12	+0
Domestic Group Firms	787	694	674	653	648	- 5
Overseas branches and corporate subs.	606	617	622	642	654	+12
North America	116	123	129	134	133	- 1
Europe	87	84	82	82	86	+4
Asia	292	294	291	290	297	+7
Central and South America	38	38	42	46	50	+4
Others	73	78	78	90	88	- 2
Total	3,639	3,737	3,718	3,848	3,826	- 22

*1 As of April 2008, domestic braches have been reorganized as a subordinated organization of each division. Only employees belong to domestic branches are counted for the figure of April 2008.

● By Division

	April 2006	April 2007	October 2007	April 2008	April 2008	Variance from Oct. 2006
Food	250	275	273	275	270	- 5
Lifestyle *2				250	243	- 7
Textile *2	266	219	213			+0
Forest Products *2				175	173	- 2
Forest Products & General Merchandise *2	232	249	247			+0
Chemicals	255	260	256	258	254	- 4
Energy	198	199	196	195	192	- 3
Metals & Mineral Resources	130	142	142	147	145	- 2
Transportation Machinery *3				193	194	+1
Transportation & Industrial Machinery *3	233	238	242			+0
Power Projects & Infrastructure *3				214	208	- 6
Power Projects *3	168	191	190			+0
Plant, Ship & Industrial Machinery *3				283	280	- 3
Plant, Ship & Infrastructure Projects *3	251	263	257			+0
Information & Communication*4	102	101	101			+0
Real Estate Development	146	152	147	151	150	- 1
FT, LT, IT & Innovative Business *4				295	293	- 2
Finance, Logistics & New Business *4	157	188	184			+0
Business Incubation *5	12					+0
Abu Dhabi Trading House Project *5		6	6	6	7	+1
Iron & Steel Strategies and Coordination	3	1	1	1	1	+0
Corporate Staff, Others *6	484	431	422	526	526	+0
Total Core Staff *7	2,887	2,915	2,877	2,969	2,936	- 33
Assistant Staff, Others	752	822	841	879	889	+10
Total	3,639	3,737	3,718	3,848	3,825	- 23

*2 Effective April 1, 2008, Textile and Forest Products & General Merchandise were reorganized to Lifestyle and Forest Products.
*3 Effective April 1, 2008, three machinery divisions other than Information & Communication were reorganized.
*4 Effective April 1, 2008, ex-Information & Communication were reorganized and merged to ex-Finance, Logistics & New Business.
*5 Effective October 1, 2007, Business Incubation Department was integrated with ex-Finance, Logistics & New Business.
Effective April 1, 2007, Abu Dhabi Trading House Project Dept. has been separated off Finance, Logistics & New Business.
*6 Effective April 1, 2008, business accounting organizations were reorganized to become integrated corporate accounting organization.
*7 Numbers for employees by division for April 2007 and April 2008 are the total including fresh recruits.

◆Projected number of staffs at end of March 2009 (non-consolidated basis) approx. 3,850 employees

◆Number of staffs at March 2008 (consolidated basis) 32,208 employees

7. Consolidated Profit/Loss of Major Group Firms

(billions of yen)

Division	Company Name	Subsidiary/ Affiliate	Equity Portion	FY2007 1Q-2Q	FY2008 1Q-2Q	Description of business
Food	Marubeni Nisshin Feed Co., Ltd.	Subsidiary	60.0%	0.8	0.2	(Manufacture of compound feed)
Food	Pacific Grain Terminal Ltd.	Subsidiary	77.0%	0.4	0.5	(Grain warehousing, stevedoring and transportation)
Food	Marubeni Chikusan Corporation	Subsidiary	100.0%	0.1	1.0	(Marketing of livestock, meats and processed products)
Food	Columbia Grain International	Subsidiary	100.0%	0.6	2.2	(Grain trading in U.S. and export markets)
Lifestyle	Marubeni Fashion Link, Ltd.	Subsidiary	100.0%	0.2	0.4	(Wholesale of fabrics, textile products, and fashion accessories)
Forest Products	Marubeni Pulp & Paper Sales Co., Ltd.	Subsidiary	88.5%	0.3	0.2	(Wholesale of all types of paper)
Forest Products	Koa Kogyo Co., Ltd.	Subsidiary	80.0%	0.2	0.0	(Manufacture of corrugating medium and printing paper)
Forest Products	Marubeni Building Materials Co., Ltd.	Subsidiary	100.0%	-0.4	0.4	(Wholesale of wood products and construction materials)
Forest Products	Fukuyama Paper Co., Ltd.	Subsidiary	55.0%	0.2	0.2	(Manufacture of corrugating medium and paper tube materials)
Forest Products	MUSI Pulp Project	Subsidiary	TEL 85.1% MHP 60.0%	1.9	3.2	(Afforestation, production and sales of pulp in Indonesia)
Forest Products	Marusumi Paper Co., Ltd.	Affiliate	32.2%	0.0	-0.3	(Manufacture and sales of printing paper and pulp)
Forest Products	WA Plantation Resources	Affiliate	50.0%	0.1	0.3	(Wood chip export and plantation)
Forest Products	Daishowa-Marubeni International	Affiliate	50.0%	0.5	-0.2	(Manufacture and sales of pulp in Canada)
Chemicals	Marubeni Plax Corporation	Subsidiary	100.0%	0.3	0.3	(Sales and foreign trade of plastic products and resin)
Chemicals	Marubeni Chemix Corporation	Subsidiary	100.0%	0.3	0.3	(Sales and foreign trade of organic chemicals and specialty chemicals)
Chemicals	Shenhua Chemical	Affiliate	22.6%	0.0	1.0	(Manufacture and sales of synthetic rubber)
Energy	Total of energy concession business	Subsidiary	100.0%	9.3	18.3	(Oil and gas development and production)
Energy	Marubeni LNG International	Subsidiary	100.0%	5.8	8.5	(Investment in the Qatargas LNG Project)
Energy	MIECO	Subsidiary	100.0%	0.9	0.6	(Petroleum trading primarily in North America and the Pacific Rim)
Energy	SHENZHEN SINO-BENNY	Affiliate	49.0%	0.4	0.3	(Import and sales of LPG in China)
Metals & Mineral Resources	Marubeni Coal	Subsidiary	100.0%	1.4	5.0	(Investment in coal business in Australia)
Metals & Mineral Resources	Marubeni Aluminium Australia	Subsidiary	100.0%	0.6	1.4	(Investment in aluminum business in Australia and sales of aluminum ingots)
Metals & Mineral Resources	Marubeni LP Holding	Subsidiary	100.0%	7.0	7.4	(Investment in Los Pelambres copper mine in Chile)
Tranportation Machinery	Marubeni Aviation Services	Subsidiary	100.0%	1.2	1.5	(Investment in aircraft engine development programs and leasing of
Tranportation Machinery	Marubeni Auto Investment (UK)	Subsidiary	100.0%	0.5	0.5	(Sales and service of vehicles)
Tranportation Machinery	Marubeni Komatsu	Subsidiary	100.0%	0.6	-0.3	(Import, sale and servicing of construction machinery)
Tranportation Machinery	Marubeni Aerospace	Subsidiary	100.0%	0.2	0.2	(Sales and import of aircraft, engines, onboard equipment, satellites and those parts)
Power Projects & Infrastructure	Axia Power Holdings	Subsidiary	100.0%	5.1	5.5	(Holding company of overseas power assets)
Power Projects & Infrastructure	Axia Taiwan Holdings	Subsidiary	100.0%	0.0	1.4	(Power producer in Taiwan)
Power Projects & Infrastructure	PPN Power (India)	Affiliate	26.0%	0.2	0.1	(IPP in India)
Power Projects & Infrastructure	TAPAL ENERGY	Affiliate	40.0%	0.3	0.3	(Sales of diesel-generated electricity produced in Pakistan)
Power Projects & Infrastructure	Uni-Mar Enerji	Affiliate	33.3%	1.2	0.4	(IPP in Turkey)
Plant, Ship & Industrial Machinery	Midwest Railcar Corporation	Subsidiary	100.0%	0.3	0.2	(Carriage car leasing business in the States)
Plant, Ship & Industrial Machinery	Marubeni Techno-Systems Corp.	Subsidiary	100.0%	0.1	0.5	(Sale of machinery relating to medos food, beverage, packing, chemical and environmental equipment)
Plant, Ship & Industrial Machinery	Ship related operations	Affiliate	50.0%	0.1	1.7	(Ownership and navigation of ship.)
Real Estate Development	Shanghai House Property Dev.	Subsidiary	60.0%	0.3	0.2	(Development of housing estates in Shanghai)
Real Estate Development	Marubeni Community Co., Ltd.	Subsidiary	99.95%	0.2	0.3	(Property management of condominiums, office buildings and commercial complexes, etc.)
Real Estate Development	Marubeni Real Estate Co., Ltd.	Subsidiary	100.0%	0.4	0.5	(Development and leasing of real estate)
FT, LT, IT & Innovative Business	Marubeni Information Systems Co., Ltd.	Subsidiary	100.0%	-0.3	0.7	(Operation and development of information and communication systems)
FT, LT, IT & Innovative Business	Vectant	Subsidiary	99.98%	0.7	0.3	(Internet access service, ASP and iDC service provider)
FT, LT, IT & Innovative Business	Global Access Ltd.	Subsidiary	99.95%	0.1	0.4	(Providing international/domestic combined bandwidth via own fiber-optic cable)
FT, LT, IT & Innovative Business	Marubeni Telecom Co., Ltd.	Subsidiary	100.0%	0.2	0.6	(Sales of telecommunications services and equipment, IT solutions and mobile contents)
FT, LT, IT & Innovative Business	Marubeni Safenet Co., Ltd.	Subsidiary	100.0%	0.2	0.3	(Insurance agency)
FT, LT, IT & Innovative Business	Marubeni Logistics Corporation	Subsidiary	100.0%	0.2	0.2	(Total logistics services)
FT, LT, IT & Innovative Business	Marubeni International Finance	Subsidiary	100.0%	0.7	-2.7	(General finance operations) -in the course of liquidation-
Iron & Steel Strategies and Coordination	Marubeni-Itochu Steel Inc.	Affiliate	50.0%	8.2	10.1	(Manufacture, processing, import, export and sales of steel products)
Overseas Corporate Subsidiaries & Branch	Marubeni America	Affiliate	100.0%	5.8	8.7	(Overseas corporate subsidiary in US)
Overseas Corporate Subsidiaries & Branch	Marubeni Europe	Affiliate	100.0%	0.2	0.4	(Overseas corporate subsidiary in Europe)

8. News Release

Date	News Release
9-Sep-08	Marubeni Corporation selected as an index component of the Dow Jones Sustainability World Index (DJSI World)
5-Sep-08	Execution of Share Purchase Agreement with Temasek - Acquisition of Singapore's largest power generation company - Senoko
29-Jul-08	Consolidated Financial Results for the 1st Quarter FY2008
16-Jul-08	Marubeni is awarded a Contract for Construction of Co-generation Power Plant from an IPP in Thailand
3-Jul-08	PERU LNG Secures US$2.25 Billion in Third Party Financing
16-Jun-08	A Series of Newspaper Reports on June 16, 2008
3-Jun-08	New cable installation project by Qatar General Electricity & Water Corporation
26-May-08	Marubeni Launch into Maintenance Services for Steel Mills in USA
30-Apr-08	Consolidated Financial Results for FY2007
30-Apr-08	Revisions of Annual Dividend Forecasts for FY2007
30-Apr-08	New Mid-Term Management Plan (FY2008-FY2009)[SG2009]~Beyond your expectations...Marubeni~
25-Apr-08	Marubeni has entered into a definitive agreement with Antofagasta plc to acquire a 30% equity stake in Esperanza and El Tesoro projects in Chile
12-Apr-08	Our Position regarding the Complaint Filed by an Affiliate of Lehman Brothers
7-Apr-08	Marubeni Completes Acquisition of The PIC Group, Inc.
4-Apr-08	Marubeni Oil & Gas (USA) Inc. Announces Oil Discovery in the Deepwater Gulf of Mexico

Transition of Consolidated Financial Results

(billions of yen)

	1Q-2Q FY2004	FY2004	1Q-2Q FY2005	FY2005	1Q-2Q FY2006	FY2006	1Q-2Q FY2007	FY2007	1Q-2Q FY2008
Total volume of trading transactions	3,742.0	7,936.3	4,014.4	8,686.5	4,686.7	9,554.9	5,097.0	10,631.6	5,881.8
Gross trading profit	210.8	433.4	236.2	502.0	265.0	531.2	281.4	596.9	340.1
Selling, general and administrative expenses	-167.7	-340.6	-167.7	-350.3	-174.9	-365.3	-185.3	-393.4	-200.9
Provision for doubtful accounts	-2.5	-6.3	-3.2	-8.5	0.7	-0.9	-0.5	-3.4	0.2
Operating profit	40.6	86.5	65.4	143.2	90.9	165.0	95.6	200.2	139.4
Other profits・expenses	10.1	0.9	10.8	-10.2	16.2	28.8	27.7	16.0	30.9
Interest expense-net	-12.4	-19.8	-12.2	-24.1	-15.2	-32.7	-18.8	-43.3	-19.9
Dividends	4.9	9.0	5.6	12.1	4.2	20.7	12.3	23.6	12.5
Gain (loss) on investment securities	8.8	28.7	1.9	-3.4	6.4	13.0	8.7	-7.5	0.2
Gain (loss) on property and equipment	-2.7	-6.3	-3.2	-21.3	-2.8	-19.0	0.8	-1.5	-0.2
Equity in earnings (losses)	17.9	25.7	22.2	31.6	23.7	44.9	23.7	55.7	33.9
Other-net	-6.5	-36.5	-3.5	-5.0	-0.0	1.9	1.0	-11.1	4.5
(Liquidation and disposal losses related to associated firms)	(-0.6)	(-21.8)	(0.1)	(-0.9)	(0.9)	(-1.1)	(0.3)	(-0.1)	(0.1)
Income before taxes and equity in earnings (losses)	50.7	87.3	76.2	133.1	107.0	193.8	123.3	216.2	170.3
Minority interests in income (loss) of consolidated subsidiaries	-1.5	-1.4	-1.7	-5.4	-3.5	-6.3	-3.2	-8.4	-5.5
Equity in earnings (losses)	-	-	-	-	-	-	-	-	-
Net income (loss) from continuing operations	25.2	44.1	44.5	80.2	65.6	119.3	80.3	147.2	106.4
Loss from Discontinued Operations(after income tax)	-1.1	-2.9	-6.4	-6.4	-	-	-	-	-
Net income (loss)	24.2	41.2	38.1	73.8	65.6	119.3	80.3	147.2	106.4

(Note) Equity in earnings (losses) of affiliated companies is included in other profits/expenses, starting FY2006.
Some of the figures for 1st Half FY2004 and the terms that follow have been reclassified accordingly.

Total assets	4,073.0	4,208.0	4,314.0	4,587.1	4,694.5	4,873.3	5,308.5	5,207.2	5,499.0
Current assets	1,915.9	2,093.4	2,144.7	2,168.6	2,377.2	2,502.6	2,656.6	2,607.9	2,897.3
Fixed assets and others	2,157.1	2,114.6	2,169.3	2,418.5	2,317.3	2,370.7	2,651.9	2,599.3	2,601.7
Interest-bearing debt	2,276.3	2,286.4	2,253.1	2,267.0	2,267.5	2,278.4	2,475.0	2,442.3	2,625.5
Cash and cash equivalents	298.2	462.5	379.0	390.6	352.4	435.0	420.9	440.3	609.2
Interest-bearing debt-net	1,978.0	1,823.9	1,874.1	1,876.4	1,915.1	1,843.4	2,054.2	2,002.0	2,016.3
Shareholders' equity	407.4	443.2	513.7	663.8	686.2	745.5	821.0	779.8	842.1
Paid-in capital	231.8	231.8	231.8	262.7	262.7	262.7	262.7	262.7	262.7
Additional paid-in capital	125.4	125.4	125.4	155.9	155.9	155.9	155.9	158.5	158.5
Retained earnings	114.1	131.2	161.8	193.8	250.6	298.0	367.1	423.6	517.9
Net unrealized gains (losses) on investment securities arising during period	27.6	46.7	75.5	109.0	84.1	102.9	93.3	50.5	38.1
Net currency translation adjustments	-85.9	-89.6	-74.9	-53.5	-58.6	-39.5	-16.2	-53.6	-67.9
Minimum pension liability adjustment	-0.6	-0.6	-0.6	-1.7	-1.7	—	—	—	—
Employees' retirement benefit adjustment	—	—	—	—	—	-27.6	-25.9	-42.8	-41.9
Net unrealized losses on derivatives	−4.6	−1.6	-5.1	-2.1	-6.4	-6.4	-15.2	-18.4	-24.5
Cost of common stock in treasury	−0.1	−0.1	−0.2	-0.3	-0.4	-0.5	-0.7	-0.6	-0.7

Results / Stock Prices & Foreign Exchange Rate

Financial Indicators

	1Q-2Q FY2004	FY2004	1Q-2Q FY2005	FY2005	1Q-2Q FY2006	FY2006	1Q-2Q FY2007	FY2007	1Q-2Q FY2008
ROA	0.58%	0.97%	0.89%	1.68%	1.41%	2.52%	1.58%	2.92%	1.99%
ROE	6.04%	9.87%	7.97%	13.33%	9.73%	16.94%	10.26%	19.31%	13.13%
Net D/E Ratio (times)	4.86	4.12	3.65	2.83	2.79	2.47	2.50	2.57	2.39
Shareholders' equity-to-Total assets Ratio	10.0%	10.5%	11.9%	14.5%	14.6%	15.3%	15.5%	15.0%	15.3%
Current Ratio	107.6%	111.2%	109.7%	110.6%	123.9%	133.1%	132.4%	136.5%	136.2%

Consolidated group firms	430	434	435	433	434	442	431	449	452
Subsidiaries	288	297	290	290	285	288	277	290	285
Affiliated companies	142	137	145	143	149	154	154	159	167
Profit-making firms	311	349	320	344	315	352	329	362	336
Profit-making firm ratio	72.3%	80.4%	73.6%	79.4%	72.6%	79.6%	76.3%	80.6%	74.3%
Profit amount (JPY bn) (before Reclassification)	47.8	92.7	57.4	120.9	72.9	-	-	-	-
Profit amount (JPY bn) (after Reclassification)	-	-	-	-	-	142.4	82.9	168.0	126.1
Loss-making firms	119	85	115	89	119	90	102	87	116
Loss-making firm ratio	27.7%	19.6%	26.4%	20.6%	27.4%	20.4%	23.7%	19.4%	25.7%
Deficit amount (JPY bn) (before Reclassification)	-22.6	-45.5	-13.7	-41.5	-10.2	-	-	-	-
Deficit amount (JPY bn) (after Reclassification)	-	-	-	-	-	-26.7	-11.0	-37.7	-14.4

(note) The number of subsidiaries and affiliated companies represents companies which the Company directly consolidates or to which the Company applies the equity method. Companies consolidated by subsidiaries are excluded from this number.

Figures for the numbers of firms FY2006 and the earlier fiscal years are altered according to this change. As for the amount for profit or loss, only FY2006 or later figures follow the method.

Stock Prices, Foreign Exchange & Interest Rates

	1st Half FY2004	FY2004	1st Half FY2005	FY2005	1st Half FY2006	FY2006	1st Half FY2007	FY2007	1Q-2Q FY2008
Nikkei Stock Average (Term-end) (yen)	10,823.57	11,668.95	13,574.30	17,059.66	16,127.58	17,287.65	16,785.69	12,525.54	11,259.86
Exchange Rates (¥/$)									
Term-end rate for March-closing companies	111.05	107.39	113.19	117.47	117.90	118.05	115.43	100.19	103.57
Average rate for March-closing companies	109.86	107.55	109.48	113.31	115.38	117.02	119.33	114.28	106.11
Term-end rate for December-closing companies	108.43	104.21	110.62	118.07	115.24	119.11	123.26	114.15	106.42
Average rate for December-closing companies	108.52	108.24	106.10	110.21	115.72	116.38	120.15	117.84	104.92
Interest Rates (Term-end)									
Short-term Prime Rate	1.38 %	1.38 %	1.38 %	1.38 %	1.63 %	1.88%	1.88%	1.88%	1.88%
Long-term Prime Rate	1.70 %	1.65 %	1.55 %	2.10 %	2.30 %	2.20%	2.25%	2.10%	2.30%
JPY TIBOR	0.09 %	0.08 %	0.09 %	0.13 %	0.44 %	0.66%	0.85%	0.84%	0.87%
USD LIBOR	2.02 %	3.12 %	4.07 %	5.00 %	5.37 %	5.35%	5.23%	2.69%	4.05%

Summary of Consolidated Financial Results

For the 2nd Quarter FY2008

(April 1, 2008 – September 30, 2008)

＊This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

(TSE Code: 8002)

October 31,2008

Summary of Consolidated Financial Statements for the 2nd Quarter FY2008 (US GAAP basis)

Company Name: Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya

Representative:	ASADA Teruo	President and CEO, Member of the Board	
Enquiries:	IWASHIMA Hirokazu	General Manager, Media Relations Sec.	TEL (03) 3282 - 4803
Expected filing date of quarterly financial statement report :		November 13, 2008	
Expected Date of the beginning of delivery of dividends:		December 1, 2008	

1. Consolidated financial results for 2nd Quarter FY2008 (April 1, 2008 - September 30, 2008)

(1) Consolidated business results (%: changes from the previous fiscal year)

	Total volume of trading transactions		Operating profit		Income before income taxes		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st-2nd Quarter FY2008	5,881,762	15.4	139,410	45.8	170,338	38.2	106,439	32.5
1st-2nd Quarter FY2007	5,096,961	8.8	95,601	5.2	123,296	15.2	80,336	22.4

	Earnings per Share	Diluted EPS
	(yen)	(yen)
1st-2nd Quarter FY2008	61.30	-
1st-2nd Quarter FY2007	46.35	-

(Note)

①For Japanese Investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.
②Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those which the Companies act as agent.
③"Operating profit" reflects the company's "Gross trading profit", "Selling, general and administrative expences" and "Provision for doubtful acounts".

(2) Consolidated financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2008	5,499,021	842,094	15.3	484.95
March 31, 2008	5,207,225	779,764	15.0	449.04

(Note)

Shareholders' equity, Shareholders' equity ratio, and Shareholders' equity per share are stated in accordance with the US GAAP.

2. Dividends information

	Dividend per share				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Yearly
	(yen)	(yen)	(yen)	(yen)	(yen)
FY2007	-	6.00	-	7.00	13.00
FY2008	-	7.00			
FY2008 (prospects)			-	7.00	14.00

(Note)

Prospects of dividends for FY2008 is unchanged from that in the announcement on April, 30, 2008.

3. Forecast of consolidated financial results for FY2008 (April 1, 2008-March 31, 2009)

(%: changes from the previous fiscal year)

	Total volume of trading transactions		Operating profit		Income before income taxes		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2008	11,900,000	11.9	252,000	25.9	270,000	24.9	165,000	12.1

	Basic EPS
	(yen)
FY2008	95.02

(Note)

Changes from the forcasts announced on April, 30, 2008 : Yes

4. Others

(1) Changes in major consolidated subsidiaries and affiliated companies accounted for by equity method : No changes

(2) Adoption of simplified accounting procedures and particular accounting procedures for quarterly financial reporting : No changes

(3) Changes in accounting principle, procedure or display method

①Any changes in accordance with the revision in the accounting plinciple : No changes

②Any changes other than ① : No changes

(4) Number of outstanding shares

①Number of outstanding shares at the end of the term (Consolidated basis/Treasury shares are included)	September 30, 2008 (Common shares)	1,737,940,900
	March 31, 2008 (Common shares)	1,737,940,900
②Number of outstanding treasury shares at the end of the term	September 30, 2008 (Common shares)	1,502,051
	March 31, 2008 (Common shares)	1,414,364
③Average number of outstanding shares during the term	1st-2nd Quarter FY2008 (Common shares)	1,736,480,586
	1st-2nd Quarter FY2008 (Common shares)	1,733,340,328

<Notes to the description about future, other>

1.Forecast of consolidated financial results for FY2008 is modified.

2.The above prospects are based upon available information and assumption, at the announcement date, about uncertain factors which would influence upon future businesses. Actual results might be influenced by various factors in the future. Assumptions of the above prospects are mentioned in page 11 "Financial Prospects and preconditions for FY2008".

Marubeni Corporation
Financial Results

【Qualitative Information & Consolidated Financial Statements】

1. Qualitative Information on Consolidated Operating Results

<Business Environment>

An overview of the economic environment for the first half of the period under review reveals that the economy slowed down in advanced nations, notably in the U.S., because of the escalated turmoil in the financial markets, arising from the sub-prime loan issue. While the economy decelerated in emerging nations as well, the degree of deterioration was not as serious as that in advanced countries, and the emerging nations underpinned the sharp decline of the global economy in part. In the meantime, prices of primary commodities remained at a high level, which prompted an income transfer from non-resource countries and exerted downward pressure on the economy, but prices of those commodities started to drop from around July.

In the U.S., housing investment weakened and capital expenditure slowed down. In addition, consumer spending slowed down from around June in response to the elimination of the support of a drawback for duties paid, price rises, a deterioration in the employment and income environment and declining asset prices. Although the U.S. government and the Federal Reserve Board (FRB) came up with financial stability measures following the failure of a major investment bank in September, the turmoil failed to subside and the stock market sharply plunged.

In Europe, consumer spending slowed down in response to price hikes amid softening business sentiment, and fixed asset investment including housing investment and capital expenditure slowed. In addition, the turmoil in the financial market accelerated the economic deterioration. Therefore, governments and the central banks in Europe including the European Central Bank (ECB) worked out financial stability measures, but these only had limited effects.

In Asia, the economy deteriorated, notably in non-resource countries, against the backdrop of factors including deceleration in consumer spending caused by price rises, and worsening trade balances owing to skyrocketing prices of primary commodities and the deceleration in the global economy. However, the growth rate of the economy in this region remained high compared with that in advanced nations, and the influence of the turmoil in the financial market had not been as serious so far. Given the circumstances, the Asian economy provided an underpinning to the global economy.

In Japan, the trade surplus decreased in response to factors such as prices of primary commodities remaining high, an appreciation of the yen and a slowdown in the global economy, and there was a growing perception that the economy had entered a recessionary phase. The Consumer Price Index rose by about one to two percent year-on-year, but the BOJ maintained its policy rate target in consideration of the economic conditions. In addition, the BOJ laid out countermeasures against the turmoil in the financial market in a flexible manner, but stock prices tumbled drastically.

Marubeni Corporation
Financial Results

<Consolidated Financial Results>

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	5,881,762	5,096,961	784,801
Gross trading profit	340,114	281,400	58,714
Operating profit	139,410	95,601	43,809
Income before income taxes	170,338	123,296	47,042
Net income	106,439	80,336	26,103

Revenue	2,379,427	2,014,083	365,344

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.
"Operating profit" reflects the company's "Gross trading profit", "Selling, general and administrative expences" and "Provision for doubtful acounts".

The consolidated total volume of trading transactions for the first half of the fiscal year under review increased 784.8 billion yen (15.4%) year-on-year, to 5,881.8 billion yen, thanks to favorable performances of energy and food operations.

Gross trading profit grew 58.7 billion yen (20.9%) year-on-year, to 340.1 billion yen, driven by strong performances in each segment, notably in food and energy operations.

While expenses, notably payroll expenses, rose by 14.9 billion yen year-on-year, operating profit increased by 43.8 billion yen (45.8%) year-on-year, to 139.4 billion yen as a result of increased gross trading profit.

Income before income taxes increased 47.0 billion yen (38.2%) year-on-year, to 170.3 billion yen. This reflects an increase in operating profit and a rise in equity in earnings of affiliated companies (net), despite negative factors such as a deterioration in the gain (loss) on investment securities. As a result, net income for the period grew 26.1 billion yen (32.5%) to 106.4 billion yen.

In the meantime, "Revenue" as defined under U.S. GAAP was 2,379.4 billion yen, or 365.3 billion yen (18.1%) higher than the same period a year previous.

Financial results for each operating segment were as follows.

Marubeni Corporation
Financial Results

Food:

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	854,748	657,509	197,239
Gross trading profit	50,425	36,657	13,768
Operating profit	12,450	7,007	5,443
Equity in earnings of affiliated companies	-1,737	-1,873	136
Net income	376	2,490	-2,114

Transactions amounted to 854.7 billion yen, increased by 197.2 billion yen (30.0%) year-on-year, thanks to increased grain related transactions and a food distribution affiliate made into a subsidiary at the end of the second quarter of the last fiscal year. Gross trading profit amounted to 50.4 billion yen, increased by 13.8 billion yen (37.6%) year-on-year with the increased transactions. Operating profit amounted to 12.5 billion yen, increased by 5.4 billion yen (77.7%) year-on-year in step with the increased gross trading profit. Despite the increased operating profit, net income for the period amounted to 0.4 billion yen, decreased by 2.1 billion yen (84.9%) year-on-year, due to the combination of valuation loss on listed investment securities in this period and the absence of a gain on sale of securities in a year earlier period.

Lifestyle:

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	256,074	291,148	-35,074
Gross trading profit	16,832	18,209	-1,377
Operating profit	4,258	4,005	253
Equity in earnings of affiliated companies	185	112	73
Net income	2,312	2,113	199

Transactions amounted to 256.1 billion yen, decreased by 35.1 billion yen (12.0%) year-on-year with decreased transactions in textile materials and apparel products. Despite an increase in profit on transactions related to natural rubber, gross trading profit amounted to 16.8 billion yen, decreased by 1.4 billion yen (7.6%) year-on-year, reflecting the significant impact from the decrease in transactions. In the meantime, operating profit amounted to 4.3 billion yen, increased by 0.3 billion yen (6.3%) year-on-year, because of reduced expenses that more than

offset the decrease in gross trading profit. As a result, net income for the period amounted to 2.3 billion yen, increased by 0.2 billion yen (9.4%) year-on-year..

Forest Products:

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	363,890	351,819	12,071
Gross trading profit	23,237	22,417	820
Operating profit	10,527	8,734	1,793
Equity in earnings of affiliated companies	-66	870	-936
Net income	5,572	4,716	856

Transactions amounted to 363.9 billion yen, increased by 12.1 billion yen (3.4%) year-on-year with increased transactions in printing paper and pulp related businesses. Gross trading profit amounted to 23.2 billion yen, increased by 0.8 billion yen (3.7%) year-on-year with increased profit from Musi Pulp project and transactions related to building materials. Operating income amounted to 10.5 billion yen, increased by 1.8 billion yen (20.5%) year-on-year with increased gross trading profit and the absence of reversal of allowance for doubtful accounts regarding building material-related transactions in a year earlier period. Net income for the period grew 0.9 billion yen (18.2%) year-on-year, to 5.6 billion yen in step with increased operating profit, despite a deterioration in equity earnings for a pulp manufacturing affiliate abroad.

Chemicals:

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	514,330	444,708	69,622
Gross trading profit	20,096	15,769	4,327
Operating profit	9,194	5,393	3,801
Equity in earnings of affiliated companies	1,734	81	1,653
Net income	5,440	3,357	2,083

Transactions amounted to 514.3 billion yen, up 69.6 billion yen (15.7%) year-on-year with increased transactions in inorganic & agricultural chemicals and basic chemicals. Gross trading profit increased by 4.3 billion yen (27.4%) year-on-year to 20.1 billion yen with increased

transactions. Operating income amounted to 9.2 billion yen, increased by 3.8 billion yen (70.5%) year-on-year with increased gross trading profit. Net income for the period increased by 2.1 billion yen (62.0%) year-on-year to 5.4 billion yen despite valuation loss on listed investment securities, thanks to an increase in operating profit and a rise in equity earnings following the acquisition of an overseas company involved in the synthetic rubber business.

Energy:

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	1,835,226	1,392,104	443,162
Gross trading profit	54,294	43,799	10,495
Operating profit	41,192	28,470	12,722
Equity in earnings of affiliated companies	1,026	69	1,137
Net income	32,690	18,785	13,905

Transactions amounted to 1,835.3 billion yen, increased by 443.2 billion yen (31.8%) year-on-year with the increased prices of petroleum and gas. Gross trading profit grew 10.5 billion yen (24.0%) year-on-year to 54.3 billion yen, due to increased transactions notably in the oil and gas concessions. Operating profit amounted to 41.2 billion yen, increased by 12.7 billion yen (44.7%) year-on-year, with increased gross trading profit as well as decreased expenses as a result of an LPG importing and sales subsidiary made into an affiliate following its acquisition. Consequently, net income for the period rose by 13.9 billion yen (74.0%) year-on-year to 32.7 billion yen with increased gains on sales of marketable securities and an increased dividends in addition to increased operating profit.

Metals and Mineral Resources:

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	559,409	507,361	52,048
Gross trading profit	16,140	10,222	5,918
Operating profit	10,907	5,127	5,780
Equity in earnings of affiliated companies	8,231	7,804	427
Net income	14,130	10,019	4,111

Marubeni Corporation
Financial Results

Transactions amounted to 559.4 billion yen, increased by 52.0 billion yen (10.3%) year-on-year thanks to increased prices of raw materials for steel making. Gross trading profit rose by 5.9 billion yen (57.9%) year-on-year to 16.1 billion yen, with the increased transactions and the increased margin in transactions related to light metals. Operating profit amounted to 10.9 billion yen, increased by 5.8 billion yen (112.7%) year-on-year, in step with the increased gross trading profit. Consequently, net income for the period amounted to 14.1 billion yen, increased by 4.1billion yen (41.0%) year-on-year..

Transportation Machinery:

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	323,189	313,981	9,208
Gross trading profit	25,790	26,412	-622
Operating profit	7,246	7,736	-490
Equity in earnings of affiliated companies	2,581	2,478	103
Net income	5,521	10,009	-4,488

Transactions increased by 9.2 billion yen (2.9%) year-on-year to 323.2 billion yen, because of the increase in transactions related to construction machinery and aerospace. Gross trading profit amounted to 25.8 billion yen, decreased by 0.6 billion yen (2.4%) year-on-year owing to the sellout of an automotive related business abroad. Operating profit decreased by 0.5 billion (6.3%) year-on-year to 7.2 billion yen with decreased gross trading profit. Net income for the period amounted to 5.5 billion yen, decreased by 4.5 billion yen (44.8%) year-on-year with the absence of gains on sales of marketable securities and an alleviation of income tax burden on some businesses in the same period of the previous year.

Power Projects and Infrastructure:

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	213,908	128,716	85,192
Gross trading profit	23,355	15,644	7,711
Operating profit	9,716	5,465	4,251
Equity in earnings of affiliated companies	5,034	2,563	2,471
Net income	8,182	5,623	2,559

Marubeni Corporation
Financial Results

Transactions amounted to 213.9 billion yen, increased by 85.2 billion yen (66.2%) year-on-year, thanks to making the Caribbean integrated power businesses made into a subsidiary at the end of the second quarter of the last fiscal year. Gross trading profit rose by 7.7 billion yen (49.3%) year-on-year to 23.4 billion yen with increased transactions. Operating profit amounted to 9.7 billion yen, increased by 4.3 billion yen (77.8%) year-on-year with increased gross trading profit. Net income for the period increased by 2.6 billion yen (45.5%) year-on-year to 8.2 billion yen despite a deterioration in interest income (loss), thanks to the increased operating profit as well as increased profit on equity in earnings of affiliated companies with the acquisition of an overseas company involved in the power generation business and an alleviation of income tax burden on some businesses.

Plant, Ship & Industrial Machinery:

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	326,581	343,365	-16,784
Gross trading profit	12,684	11,677	1,007
Operating profit	3,475	2,127	1,348
Equity in earnings of affiliated companies	4,460	1,937	2,523
Net income	5,793	2,924	2,869

Transactions decreased by 16.8 billion yen (4.9%) year-on-year to 326.6 billion yen, with the decreased transactions in plant-related business. Gross trading profit amounted to 12.7 billion yen, increased by 1.0 billion yen (8.6%) year-on-year, thanks to transactions related to new paper machinery and increased transactions in industrial machinery businesses. Operating profit was 3.5 billion yen, increased by 1.3 billion yen (63.4%) year-on-year, with increased gross trading profit and reversal of allowance for doubtful accounts following debt collection overseas. Net income for the period rose by 2.9 billion yen (98.1%) year-on-year to 5.8 billion yen, thanks to the increased operating profit as well as increased profit on equity in earnings in the ship related business.

Marubeni Corporation
Financial Results

***Real Estate Development*:**

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	81,052	56,685	24,367
Gross trading profit	17,413	14,582	2,831
Operating profit	8,225	6,540	1,685
Equity in earnings of affiliated companies	17	84	-67
Net income	3,380	2,269	1,111

Transactions increased by 24.4 billion yen (43.0%) year-on-year to 81.1 billion yen, despite decreased transactions in overseas housing business, thanks to the large-scale condominium projects and investor-oriented real estate properties projects. Gross trading profit amounted to 17.4 billion yen, increased by 2.8 billion yen (19.4%) year-on-year, with the increased transactions. Operating profit grew 1.7 billion yen (25.8%) year-on-year to 8.2 billion yen, in step with increased gross trading profit. Consequently, net income for the period amounted to 3.4 billion yen, increased by 1.1 billion yen (49.0%) year-on-year.

***FT, LT, IT & Innovative Business*:**

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	157,686	121,075	36,611
Gross trading profit	25,014	16,876	8,138
Operating profit	1,893	-566	2,459
Equity in earnings of affiliated companies	587	-50	637
Net income	887	1,909	-1,022

Transactions amounted to 157.7 billion yen, increased by 36.6 billion yen (30.2%) year-on-year, thanks to the PC wholesale related businesses made into a subsidiary at the end of the second quarter of the last fiscal year. Gross trading profit rose by 8.1 billion yen (48.2%) year-on-year to 25.0 billion yen because of the increased profit of a domestic IT related company in addition to the increased transactions. Operating profit amounted to 1.9 billion yen, increased by 2.5 billion yen (-%) year-on-year, with increased expense owing to the new subsidiary in spite of increased gross trading profit and. Net income for the period decreased by 1.0 billion yen (53.5%) year-on-year to 0.9 billion yen because of the effect of losses related to fund

management transactions.

***Iron & Steel Strategies and Coordination*:**

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	749	469	280
Gross trading profit	749	469	280
Operating profit	-5	-164	159
Equity in earnings of affiliated companies	10,967	8,641	2,326
Net income	11,611	7,541	4,070

Transactions amounted to 0.7 billion yen, increased by 0.3 billion yen (59.7%) year-on-year. Gross trading profit was 0.7 billion yen, increased by 0.3 billion yen (59.7%) year-on-year, with increased transactions. Operating loss decreased by 0.2 billion yen (97.0%) year-on-year. Net income for the period increased by 4.1 billion yen (54.0%) year-on-year to 11.6 billion yen thanks to gains on sales of marketable securities and increased profit on equity in earnings of affiliated companies.

***Overseas Corporate Subsidiaries and Branches*:**

(millions of yen)

	1st-2nd Quarter FY2008	1st-2nd Quarter FY2007	Variance
Total volume of trading transactions	832,557	840,844	-8,287
Gross trading profit	58,939	52,962	5,977
Operating profit	19,168	13,282	5,886
Equity in earnings of affiliated companies	683	855	-172
Net income	10,424	6,842	3,582

Transactions amounted to 832.6 billion yen, decreased by 8.3 billion yen (1.0%) year-on-year, because of decreased transactions in metals related transactions in Marubeni Thailand Co., Ltd. Gross trading profit rose by 6.0 billion yen (11.3%) year-on-year to 58.9 billion yen thanks to increased transactions in the agrichemicals and fertilizer related businesses in Marubeni America Corporation. Operating profit amounted to 19.2 billion yen, increased by 5.9 billion yen (44.3%) year-on-year, with increased gross trading profit. Consequently, net income for the period amounted to 10.4 billion yen, increased by 3.6 billion yen (52.4%) year-on-year.

2. Qualitative Information on Consolidated Financial Conditions

<Consolidated Financial Conditions>

(billions of yen)

	September 30 2008	March 31 2008	Variance
Total assets	5,499.0	5,207.2	291.8
Shareholders' equity	842.1	779.8	62.3
Interest-bearing debt	2,625.5	2,442.3	183.2
Net interest-bearing debt (Net D/E ratio)	2,016.3 2.39 times	2,002.0 2.57 times	14.4 -0.18 points

Net interest-bearing debt after factoring out impact of FAS No.133 (Net D/E ratio)	2,009.9 2.39 times	1,988.8 2.55 times	21.1 -0.16 points

Net interest-bearing debt is calculated as cash and cash equivalents subtracted from interest-bearing debt (sum of long-term and short-term debts and bonds).

Total consolidated assets increased 291.8 billion yen from the end of the previous fiscal year to 5,499.0 billion yen, primarily because of the increase in current assets. Net interest-bearing debt rose 14.4 billion yen from the end of the previous fiscal year to 2,016.3 billion yen because of an increase in financing by short-term and long-term debt to meet the financing requirement for new investments despite an increase in cash and cash equivalents. In spite of the deterioration of currency translation adjustments and unrealized gains (losses) on investment securities as well as the payout of dividends, consolidated shareholders' equity amounted to 842.1 billion yen, increased by 62.3 billion yen from the end of the previous fiscal year due to net income added. As a result, the net debt/equity ratio was 2.39 times.

Marubeni Corporation
Financial Results

<Cash Flows>

Cash and cash equivalents at the end of the period were 584.5 billion yen, 182.2 billion yen increased from the end of the previous fiscal year.

(Operating activities)

Net cash from operating activities amounted to 87.8 billion yen despite the increase of business fund burden, thanks to steady operating income mainly from overseas natural resources related subsidiaries.

(Investing activities)

Net cash from investing activities was negative 113.5 billion yen, primarily because of the execution of new investments in an overseas power project and domestic real estate projects.

Therefore, free cash flow for the period was negative 25.7 billion yen.

(Financing activities)

Net cash earned in financing activities came to 213.9 billion yen as a result of the financing by short-term and long-term debt to meet the financing requirement for new investments.

3. Qualitative Information on Financial Prospects for FY2008

An overview of the economic environment for the first half of the period under review reveals that the turmoil in the financial market, arising from the sub-prime loan issue, escalated and the economy decelerated primarily in advanced nations. In addition, stock prices in countries across the world took a nosedive in response to the failure of a major U.S. investment bank in September.

Looking at the prospect for the economic environment for the second half of the period under review, we expect the economic stagnation to continue in advanced countries. In the meantime, we project the economy will slow down also in emerging nations, but the degree of deceleration will not be as serious compared with advanced nations and we expect that emerging nations will partly serve the role of shoring up the sharp decline of the global economy.

Nevertheless, world economy outlook seems very unclear regarding worldwide stock market plunge, rapid Japanese-yen appreciation, adjustment of commodity prices and adverse effect to real economy since this month. Therefore, we don't revise our prospect for the consolidated net income for this fiscal year, though we revise operating profit as 252.0 billion yen, increased by 32.0 billion yen.

<Consolidated financial prospects for FY2008>

(billions of yen)

	Previous Forecast (A)	Revised Forecast (B)	Variance (B-A)	Variance ratio	Results FY2007
Total volume of trading transactions	11,300.0	11,900.0	600.0	5.3%	10,631.6
Operating profit	220.0	252.0	32.0	14.5%	200.2
Income before income taxes	270.0	270.0	-	-	216.2
Net income	165.0	165.0	-	-	147.2
EPS (yen)	95.02	95.02	-	-	84.93

<Major assumptions (for the 2nd half FY2008)>

Foreign exchange rate: USD1 = 100yen

JPY TIBOR: 1.000% USD LIBOR: 3.500%

Oil North Sea Brent: USD90 / Barrel Copper LME: USD6,300 / MT

Notes to the description about future: The above-stated projections are based on information that is available as of the date of release of this material and on certain assumptions considered reasonable. Actual business results may vary for a variety of causes which may arise in the future.

4. Basic Policy Regarding Earnings Appropriation and Dividends of FY2008

Marubeni recognizes that its important corporate responsibilities lie in paying stable dividends to shareholders in a consistent manner as well as maximizing corporate value and competitiveness by building up and effectively utilizing internal reserves.

With regard to dividends, the Company applies a new basic policy to determine dividend aiming for consolidated payout ratio around 15%, based on the principle of linking dividend to the company's business results for each term, in consideration of a clear profit distribution to our shareholders.

In accordance with the aforementioned basic policies, annual dividend per share for FY2008 is expected to be 14 yen (interim dividend: 7 yen, year-end dividend: 7 yen).

5. Others

(1) Changes in major consolidated subsidiaries and affiliated companies accounted for by equity method
: No changes.

(2) Adoption of simplified accounting procedures and particular accounting procedures for quarterly financial reporting.
: None.

(3) Changes in accounting principle, procedure or display method
: No changes.

left blank

6. Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheets (Unaudited)

	September 30 2008 (Millions of yen)	March 31 2008 (Millions of yen)	Variance (Millions of yen)
Assets			
Current assets:			
Cash and cash equivalents	¥ 584,519	¥ 402,281	¥ 182,238
Time deposits	24,664	38,058	-13,394
Investment securities	10,666	9,477	1,189
Notes and accounts receivable - trade:			
Notes receivable	77,609	87,621	-10,012
Accounts receivable	1,173,372	1,120,945	52,427
Due from affiliated companies	77,546	77,469	77
Allowance for doubtful accounts	-13,251	-13,347	96
Inventories	473,121	474,512	-1,391
Advance payments to suppliers	192,961	211,626	-18,665
Deferred income taxes	37,654	40,003	-2,349
Prepaid expenses and other current assets	258,461	159,291	99,170
Total current assets	2,897,322	2,607,936	289,386
Investments and long-term receivables:			
Affiliated companies	656,018	616,009	40,009
Securities and other investments	517,158	551,539	-34,381
Notes, loans and accounts receivable - trade, net of unearned interest	134,090	141,448	-7,358
Allowance for doubtful accounts	-47,030	-52,421	5,391
Property leased to others, at cost, less accumulated depreciation	165,587	173,014	-7,427
Total investments and long-term receivables	1,425,823	1,429,589	-3,766
Net property, plant and equipment	827,619	798,779	28,840
Prepaid pension cost	6,932	7,334	-402
Deferred income taxes	87,066	91,910	-4,844
Goodwill and intangible fixed assets	163,949	174,838	-10,889
Other assets	90,310	96,839	-6,529
Total assets	¥ 5,499,021	¥ 5,207,225	¥ 291,796

Marubeni Corporation
Financial Results

	Millions of yen		
	September 30 2008	March 31 2008	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 263,703	¥ 236,027	¥ 27,676
Current portion of long-term debt	194,029	65,353	128,676
Notes and accounts payable-trade			
Notes and acceptances payable	199,888	177,071	22,817
Accounts payable	933,861	833,421	100,440
Due to affiliated companies	44,170	62,444	-18,274
Advance payments received from customers	189,325	208,182	-18,857
Accrued income taxes	26,712	16,387	10,325
Deferred income taxes	3,089	2,156	933
Accrued expenses and other current liabilities	273,058	310,086	-37,028
Total current liabilities	2,127,835	1,911,127	216,708
Long-term debt, less current portion	2,373,562	2,368,164	5,398
Employees' retirement benefits	23,281	23,622	-341
Deferred income taxes	49,978	43,731	6,247
Minority interests in consolidated subsidiaries	82,271	80,817	1,454
Shareholders' equity:			
Paid-in capital	262,686	262,686	-
Capital surplus	158,467	158,461	6
Retained earnings	517,872	423,591	94,281
Accumulated other comprehensive income (loss)			
Unrealized gains on investment securities	38,108	50,463	-12,355
Currency translation adjustments	-67,897	-53,609	-14,288
Unrealized losses on derivatives	-24,504	-18,410	-6,094
Pension liability adjustment	-41,931	-42,773	842
Cost of common stock in treasury	-707	-645	-62
Total shareholders' equity	842,094	779,764	62,330
Total liabilities and shareholders' equity	¥ 5,499,021	¥ 5,207,225	¥ 291,796

(Note) These financial statements are based on US GAAP.

Marubeni Corporation
Financial Results

(2) Consolidated Statements of Income (Unaudited)

	Millions of yen			
	Six months ended September 30		Variance	Ratio
	2008	2007		
Revenues:				
Revenues from trading and other activities	¥ 2,281,981	¥ 1,913,448	¥ 368,533	19.3%
Commissions on services and trading margins	97,446	100,635	-3,189	-3.2%
Total	2,379,427	2,014,083	365,344	18.1%
Cost of revenues from trading and other activities	2,039,313	1,732,683	306,630	17.7%
Gross trading profit	340,114	281,400	58,714	20.9%
Expenses and other:				
Selling, general and administrative expenses	-200,867	-185,325	-15,542	8.4%
Provision for doubtful accounts	163	-474	637	-
Interest income	10,606	13,903	-3,297	-23.7%
Interest expense	-30,555	-32,691	2,136	-6.5%
Dividends income	12,494	12,301	193	1.6%
Impairment loss on investment securities	-16,235	-1,239	-14,996	-
Gain on sales of investment securities	16,390	9,953	6,437	64.7%
Gain on property, plant and equipment	-184	773	-957	-
Equity in earnings of affiliated companies-net	33,880	23,650	10,230	43.3%
Other – net	4,532	1,045	3,487	333.7%
Total	-169,776	-158,104	-11,672	7.4%
Income from continuing operations before income taxes and minority interests	170,338	123,296	47,042	38.2%
Provision for income taxes	58,351	39,721	18,630	46.9%
Income from continuing operations before minority interests	111,987	83,575	28,412	34.0%
Minority interests	-5,548	-3,239	-2,309	71.3%
Net income	106,439	80,336	26,103	32.5%
Comprehensive income (loss)				
Net Income	106,439	80,336	26,103	32.5%
Unrealized gains on investment securities	-12,355	-9,562	-2,793	29.2%
Currency translation Adjustments	-14,288	23,342	-37,630	-
Unrealized losses on derivatives	-6,094	-8,752	2,658	-30.4%
Pension liability adjustment	842	1,675	-833	-49.7%
Toal	74,544	87,039	-12,495	-14.4%

(Note)These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

Marubeni Corporation
Financial Results

(3) Consolidated Statements of Cash Flows (Unaudited)

Millions of yen

	Six months ended September 30		Variance
	2008	**2007**	
Operating activities			
Net income (loss)	106,439	80,336	26,103
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	49,796	43,182	6,614
Provision for doubtful accounts	-163	474	-637
Equity in earnings of affiliated companies, less dividends rec	-7,872	-7,151	-721
(Gain) loss on investment securities	-155	-8,714	8,559
Loss on property, plant and equipment	184	-773	957
Deferred income taxes	11,293	15,186	-3,893
Changes in operating assets and liabilities:			
Notes and accounts receivable	-65,371	-69,928	4,557
Inventories	-17,009	-5,728	-11,281
Notes, acceptances and accounts payable	126,892	57,423	69,469
Other	-116,226	-33,680	-82,546
Net cash provided by operating activities	87,808	70,627	17,181
Investing activities			
Net decrease (increase) in time deposits	-111	-4,816	4,705
Proceeds from sales and redemptions/expenditure for purchase of securities and other investments	-39,994	-121,156	81,162
Proceeds from sales /expenditure for purchases of property and equipment	-82,981	-39,170	-43,811
Collection of loans receivable and loans made to customers	9,583	20,985	-11,402
Net cash provided (used) by investing activities	-113,503	-144,157	30,654
Financing activities			
Net decrease (increase) in short-term loans	39,006	31,828	7,178
Proceeds from/payment of long-term debt	188,810	24,234	164,576
Cash dividend - common and preferred stocks	-12,158	-11,268	-890
Purchase of treasury stock, net	-72	-179	107
Other	-1,710	-2,152	442
Net cash used (provided) in financing activities	213,876	42,463	171,413
Effect of exchange rate changes on cash and cash equivalents	-5,943	4,845	-10,788
Net increase (decrease) in cash and cash equivalents	182,238	-26,222	208,460
Cash and cash equivalents at beginning of period	402,281	414,952	-12,671
Cash and cash equivalents at end of period	584,519	388,730	195,789

(Note) These financial statements are based on US GAAP.

(4) Occurrence of an event or situation which creates doubt about the going concern : No occurences

(5) Operating Segments (Unaudited)

◆ *Six month ended September 30, 2008*

Millions of yen

	Food	Lifestyle	Forest Products	Chemicals	Energy
Total volume of trading transactions	854,748	256,074	363,890	514,330	1,835,266
Gross trading profit	50,425	16,832	23,237	20,096	54,294
Operating profit (loss)	12,450	4,258	10,527	9,194	41,192
Equity in earnings (losses) of affiliated companies	-1,737	185	-66	1,734	1,206
Segment net income (loss)	376	2,312	5,572	5,440	32,690
Segment assets (as of September 30, 2008)	631,522	172,168	459,451	240,726	724,308
	Metals & Mineral Resources	**Transportation Machinery**	**Power Projects & Infrastructure**	**Plant, Ship & Industrial Machinery**	**Real Estate Development**
Total volume of trading transactions	559,409	323,189	213,908	326,581	81,052
Gross trading profit	16,140	25,790	23,355	12,684	17,413
Operating profit (loss)	10,907	7,246	9,716	3,475	8,225
Equity in earnings (losses) of affiliated companies	8,231	2,581	5,034	4,460	17
Segment net income (loss)	14,130	5,521	8,182	5,793	3,380
Segment assets (as of September 30, 2008)	484,662	278,807	726,762	337,512	344,369
	FT, LT, IT & Innovative Business	**Iron & Steel Strategies and Coordination**	**overseas corporate subsidiaries & branches**	**corporate & elimination etc.**	**consolidated**
Total volume of trading transactions	157,686	749	832,557	-437,677	5,881,762
Gross trading profit	25,014	749	58,939	-4,854	340,114
Operating profit (loss)	1,893	-5	19,168	1,164	139,410
Equity in earnings (losses) of affiliated companies	587	10,967	683	-2	33,880
Segment net income (loss)	887	11,611	10,424	121	106,439
Segment assets (as of September 30, 2008)	243,373	96,964	615,364	143,033	5,499,021

◆ *Six month ended September 30, 2007*

Millions of yen

	Food	Lifestyle	Forest Products	Chemicals	Energy
Total volume of trading transactions	657,509	291,148	351,819	444,708	1,392,104
Gross trading profit	36,657	18,209	22,417	15,769	43,799
Operating profit (loss)	7,007	4,005	8,734	5,393	28,470
Equity in earnings (losses) of affiliated companies	-1,873	112	870	81	69
Segment net income (loss)	2,490	2,113	4,716	3,357	18,785
Segment assets (as of March 31, 2008)	631,860	178,662	473,106	226,418	641,938
	Metals & Mineral Resources	**Transportation Machinery**	**Power Projects & Infrastructure**	**Plant, Ship & Industrial Machinery**	**Real Estate Development**
Total volume of trading transactions	507,361	313,981	128,716	343,365	56,685
Gross trading profit	10,222	26,412	15,644	11,677	14,582
Operating profit (loss)	5,127	7,736	5,465	2,127	6,540
Equity in earnings (losses) of affiliated companies	7,804	2,478	2,563	1,937	84
Segment net income (loss)	10,019	10,009	5,623	2,924	2,269
Segment assets (as of March 31, 2008)	333,769	274,539	670,810	351,541	325,133
	FT, LT, IT & Innovative Business	**Iron & Steel Strategies and Coordination**	**overseas corporate subsidiaries & branches**	**corporate & elimination etc.**	**consolidated**
Total volume of trading transactions	121,075	469	840,844	-352,823	5,096,961
Gross trading profit	16,876	469	52,962	-4,295	281,400
Operating profit (loss)	-566	-164	13,282	2,445	95,601
Equity in earnings (losses) of affiliated companies	-50	8,641	855	79	23,650
Segment net income (loss)	1,909	7,541	6,842	1,739	80,336
Segment assets (as of March 31, 2008)	253,622	105,077	536,718	204,032	5,207,225

◆ *Variance*

Millions of yen

	Food	Lifestyle	Forest Products	Chemicals	Energy
Total volume of trading transactions	197,239	-35,074	12,071	69,622	443,162
Gross trading profit	13,768	-1,377	820	4,327	10,495
Operating profit (loss)	5,443	253	1,793	3,801	12,722
Equity in earnings (losses) of affiliated companies	136	73	-936	1,653	1,137
Segment net income (loss)	-2,114	199	856	2,083	13,905
Segment assets	-338	-6,494	-13,655	14,308	82,370
	Metals & Mineral Resources	**Transportation Machinery**	**Power Projects & Infrastructure**	**Plant, Ship & Industrial Machinery**	**Real Estate Development**
Total volume of trading transactions	52,048	9,208	85,192	-16,784	24,367
Gross trading profit	5,918	-622	7,711	1,007	2,831
Operating profit (loss)	5,780	-490	4,251	1,348	1,685
Equity in earnings (losses) of affiliated companies	427	103	2,471	2,523	-67
Segment net income (loss)	4,111	-4,488	2,559	2,869	1,111
Segment assets	150,893	4,268	55,952	-14,029	19,236
	FT, LT, IT & Innovative Business	**Iron & Steel Strategies and Coordination**	**overseas corporate subsidiaries & branches**	**corporate & elimination etc.**	**consolidated**
Total volume of trading transactions	36,611	280	-8,287	-84,854	784,801
Gross trading profit	8,138	280	5,977	-559	58,714
Operating profit (loss)	2,459	159	5,886	-1,281	43,809
Equity in earnings (losses) of affiliated companies	637	2,326	-172	-81	10,230
Segment net income (loss)	-1,022	4,070	3,582	-1,618	26,103
Segment assets	-10,249	-8,113	78,646	-60,999	291,796

(Note 1) Effective April 1, 2008, the segments of "*Textile*", "*Forest Products & General merchandise*", "*Transportation & Industrial Machinery*", "*Power Projects*", "*Plant, Ship & Infrastructure Projects*", "*Information & Communication*" and "*Finance Logistics & New Business*" have been reorganized as "*Lifestile*", "*Forest Products*", "*Transportation Machinery*", "*Power Projects & Infrastructure*", "*Plant, Ship & Insustrial Machinery*" and "*FT, LT, IT & Innovative Business*". Furthermore, "*Domestic Branches and Offices*" which used to be included in "*Corporate & Elimination*" was distributed into each product segment. Segmental information for FY2007 has been altered accordingly.

(Note 2) The figures of each operating segment are shown based on US GAAP.
For Japanese Investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(6) Significant changes in owners' equity going concern : No changes

END